As filed with the Securities and Exchange Commission on July 26, 2013

Registration No. 333-189273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.

(Exact name of registrant as specified in its charter)

Maryland	6798	46-2616226
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 Vesey Street, 15th Floor
New York, NY 10281

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

KATHLEEN G. KANE
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.
PHONE: (212) 417-7064

(Name, address, including zip code, and telephone number, including area code, of agent for service)

WITH COPIES TO:
ABIGAIL P. BOMBA, ESQ.
LEE S. PARKS, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
ONE NEW YORK PLAZA
NEW YORK, NEW YORK 10004
PHONE: (212) 859-8000
FAX: (212) 859-4000

Approximate date of commencement of proposed exchange offer: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share	9,730,370	$27.055	$263,255,160.35	$35,908.00

(1)	Represents the maximum number of shares of the Registrant’s 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Registrant Preferred Stock”) to be issued in connection with the REIT Merger described herein based on the exchange ratio for the merger (one share of Registrant Preferred Stock for each share of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“MPG Preferred Stock”), of MPG Office Trust, Inc. (“MPG”) issued and outstanding as of immediately prior to the effective time of the REIT Merger described herein).
(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act, the proposed maximum aggregate offering price of the Registrant’s Preferred Stock was calculated based upon the market value of the total number of issued and outstanding shares of MPG Preferred Stock to be cancelled in the REIT Merger described herein, in accordance with Rule 457(c) under the Securities Act, as follows: the product of (A) the average of the high and low prices per share of the MPG Preferred Stock as quoted on the New York Stock Exchange on June 5, 2013, multiplied by (B) the number of shares of MPG Preferred Stock outstanding as of June 10, 2013.
(3)	The registration fee was calculated pursuant to Rule 457(f)(1) under the Securities Act as the product of the proposed maximum aggregate offering price and 0.0001364.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JULY 26, 2013

Dear Preferred Stockholder:

On April 24, 2013, MPG Office Trust, Inc., a Maryland corporation (“MPG”), and its subsidiary MPG Office, L.P. (the “MPG Partnership”), Brookfield DTLA Holdings LLC (“Brookfield DTLA”) and certain subsidiaries of Brookfield DTLA formed for such purpose, entered into an Agreement and Plan of Merger (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 and that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, and as it may be further amended from time to time, the “Merger Agreement”) pursuant to which, among other things, MPG will be merged with and into Brookfield DTLA Fund Office Trust Inc. (“REIT Merger Sub”), a direct subsidiary of Brookfield DTLA Fund Office Trust Investor Inc. (the “Company”), with REIT Merger Sub as the surviving corporation (the “REIT Merger”).

At the effective time of the REIT Merger, (i) each issued and outstanding share of MPG common stock, par value $0.01 per share, will automatically be converted into, and canceled in exchange for, the right to receive $3.15 in cash, without interest and less any required withholding tax and (ii) each issued and outstanding share of the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG (the “MPG Preferred Stock”) will automatically, and without a vote by the holders of MPG Preferred Stock, be converted into, and canceled in exchange for, the right to receive one share of the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Company Series A Preferred Stock”). As described in more detail in this prospectus, the rights, terms and conditions of the Company Series A Preferred Stock are substantially the same as those of the MPG Preferred Stock prior to the REIT Merger.

Pursuant to the Merger Agreement, Brookfield DTLA Inc., an indirect partially-owned subsidiary of Brookfield Office Properties Inc., will launch a cash tender offer to acquire all of the issued and outstanding shares of MPG Preferred Stock, which is expected to be completed immediately prior to the consummation of the REIT Merger. A holder of MPG Preferred Stock that does not participate in the tender offer and holds shares of MPG Preferred Stock immediately prior to the effective time of the REIT Merger will receive in exchange therefor an equal number of shares of Company Series A Preferred Stock in connection with the REIT Merger.

The registration statement on Form S-4, of which this prospectus forms a part, relates to the shares of Company Series A Preferred Stock that will be issued in exchange for shares of MPG Preferred Stock upon consummation of the REIT Merger. You are encouraged to read carefully the information contained in this prospectus, the registration statement of which this prospectus forms a part (including attached exhibits), and the other information and documents referred to herein and therein (some of which may be incorporated by reference in the registration statement of which this prospectus forms a part) in order to fully understand the transactions contemplated by the Merger Agreement and the securities you will receive if you are a holder of shares of MPG Preferred Stock at the effective time of the REIT Merger.

Holders of MPG Preferred Stock are not entitled to vote on the REIT Merger or any of the other transactions contemplated by the Merger Agreement and need not take any action today. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

[Name]
[Title]
Brookfield DTLA Fund Office Trust Investor Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved the Company Series A Preferred Stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is [           ], 2013, and it is first being mailed to holders of MPG Preferred Stock on or about [           ], 2013.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about MPG from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the Company at the following address:

Brookfield DTLA Fund Office Trust Investor Inc.
c/o Brookfield Office Properties Inc.
250 Vesey Street, 15th Floor
New York, NY 10281
Attention: Matt Cherry, Director, Investor Relations & Communications
Telephone: (212) 417-7488

You will not be charged for any of these documents that you request.

See the section “Where You Can Find More Information” on page 166.

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SUMMARY TERM SHEET

This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire prospectus, including the schedules hereto, and any exhibits to the registration statement on Form S-4 (this “Registration Statement”), of which this prospectus forms a part, filed by Brookfield DTLA Office Trust Investor Inc. with the U.S. Securities and Exchange Commission (“SEC”), and the other documents to which we refer in order to fully understand the transactions contemplated by the Merger Agreement (as defined below) including the Mergers, and the Subsequent Transactions (as defined below). See the section “Where You Can Find More Information” on page 166. Each item in this summary refers to the page of this prospectus on which that subject is discussed in more detail.

On April 24, 2013, an Agreement and Plan of Merger (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 and that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, and as it may be further amended from time to time, the “Merger Agreement”) was entered into by and among Brookfield DTLA Holdings LLC (“Brookfield DTLA”), a Delaware limited liability company, Brookfield DTLA Fund Office Trust Investor Inc. (the “Company”), a Maryland corporation and a direct subsidiary of Brookfield DTLA, Brookfield DTLA Fund Office Trust Inc. (“REIT Merger Sub”), a Maryland corporation and a direct subsidiary of the Company, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and a direct subsidiary of REIT Merger Sub (“Partnership Merger Sub”), MPG Office Trust, Inc. (“MPG”), a Maryland corporation, and MPG Office, L.P. (the “MPG Partnership”), a Maryland limited partnership.

The Tender Offer (page 56)

Pursuant to the Merger Agreement, on June 14, 2013, Brookfield DTLA Inc. (“DTLA Inc.” and, together with any assignee of its rights and obligations under the Tender Offer, “Offeror”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the Laws of Canada (“BPO”), commenced an offer to purchase all of the outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG (collectively, the “MPG Preferred Stock”) at a price of $25.00 per share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions applicable to the offer described in this prospectus and more fully described in the Offer to Purchase and the related Letter of Transmittal filed by Offeror and BPO on Schedule TO-T with the SEC on June 14, 2013 and as amended from time to time (the “Tender Offer”).

The Mergers (page 58)

Under the terms of the Merger Agreement:

•	MPG will be merged with and into REIT Merger Sub, with REIT Merger Sub as the surviving entity of such merger (the “REIT Merger”);
•	immediately after the effective time of the REIT Merger and immediately prior to the effective time of the Partnership Merger (as defined below), at the election of Brookfield DTLA, DTLA Fund Holding Co. a Maryland corporation, will purchase from the MPG Partnership newly issued limited partner common units; and
•	immediately after the effective time of the REIT Merger, Partnership Merger Sub will be merged with and into the MPG Partnership (the “Partnership Merger” and together with the REIT Merger, the “Mergers”), with the MPG Partnership as the surviving entity of the Partnership Merger (the “Surviving Partnership”).

Merger Consideration to be Received by Stockholders of MPG (page 74)

At the effective time of the REIT Merger:

•	each share of common stock, par value $0.01 per share, of MPG (“MPG Common Stock”) issued and outstanding immediately prior to the effective time of the REIT Merger will automatically be converted into, and canceled in exchange for, the right to receive an amount in cash equal to $3.15 (the “Merger Consideration”), without interest and less any required withholding tax; and

•	each share of MPG Preferred Stock issued and outstanding immediately prior to the effective time of the REIT Merger will automatically, and without a vote by the holders of MPG Preferred Stock, be converted into, and canceled in exchange for, the right to receive one share of the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Company Series A Preferred Stock”).

Conditions to Completion of the Mergers (page 79)

The Mergers will be completed only if the conditions specified in the Merger Agreement are either satisfied or waived (to the extent permissible). Subject to certain exceptions and limitations, conditions specified in the Merger Agreement include, among other things, the following:

•	obtaining the requisite approval of the holders of MPG Common Stock (the “MPG Stockholder Approval”);
•	the absence of any law, order, stipulation, or other legal restraint of any court of competent jurisdiction or governmental authority prohibiting the Mergers;
•	the accuracy of each party’s representations and warranties;
•	obtaining certain required debt consents to the Mergers; and
•	each party’s compliance with their respective covenants under the Merger Agreement.

No vote of the holders of the MPG Preferred Stock is required to consummate the Mergers.

The MPG Stockholder Approval was obtained at a special meeting of the holders of MPG Common Stock duly called and held on July 17, 2013.

The parties to the Merger Agreement intend to consummate the Mergers as soon as practicable following satisfaction or waiver (to the extent permissible) of all of the conditions to the Mergers.

Termination of the Merger Agreement; Termination Fee (page 86)

Subject to certain exceptions and limitations, the Merger Agreement may be terminated as follows:

•	by mutual written consent of Brookfield DTLA and MPG;
•	by either Brookfield DTLA or MPG, if:
º	any court or other governmental authority with jurisdiction over such matters issues an order prohibiting the Mergers, and such order has become final and unappealable;
º	the Mergers have not been consummated on or before August 15, 2013, subject to extension by Brookfield DTLA to August 30, 2013 and extension by MPG to September 16, 2013 or October 31, 2013 under certain circumstances;
º	the requisite holders of MPG Common Stock do not approve the REIT Merger; or
º	a breach of a representation or warranty of the other party occurs, or if a representation or warranty of that other party becomes untrue, which in either case would result in a failure of certain closing conditions and cannot be cured by August 15, 2013 (as extended, as provided above), or, if capable of being cured, will not have been cured within 30 calendar days following notice to the breaching party;
•	by Brookfield DTLA if, prior to obtaining the MPG Stockholder Approval, the board of directors of MPG (the “MPG Board”) withdraws, qualifies or modifies its recommendation to holders of MPG Common Stock to approve the REIT Merger; or
•	by MPG if, prior to obtaining the MPG Stockholder Approval, (i) MPG has received a superior proposal, (ii) the MPG Board has determined in good faith that the failure to accept such superior proposal is reasonably likely to be inconsistent with its duties under applicable law, (iii) MPG has complied with its non-solicitation obligations set forth in the Merger Agreement, and (iv) MPG pays certain termination fees and Brookfield DTLA’s expenses.

Depending on the circumstances of termination, MPG will be required to reimburse Brookfield DTLA for up to $6.0 million in expenses, pay a no vote termination fee of $4.0 million and/or pay a termination fee of $17.0 million, which would be reduced by the amount of any no vote termination fee paid. Accordingly, MPG could pay up to a maximum of $23.0 million in termination and reimbursement fees.

Other than as described in this section, all costs and expenses incurred by MPG, on the one hand, or by the Brookfield Parties (as defined below), on the other hand, in connection with the transactions are to be paid by the respective party incurring them. MPG has paid, and will be obligated to pay, certain fees and expenses in connection with the transactions contemplated by the Merger Agreement, even if the REIT Merger is not completed. In connection with its search for strategic alternatives and negotiation and execution of the Merger Agreement, as of June 30, 2013, MPG had incurred fees of approximately $8.0 million. MPG currently expects to incur additional fees and expenses aggregating approximately $7.0 million in connection with the consummation of the transactions contemplated by the Merger Agreement. Of this amount, approximately $4.7 million represents fees payable to Wells Fargo Securities, LLC (“Wells Fargo Securities”) and approximately $0.7 million represents fees payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), both of which are contingent upon consummation of the REIT Merger.

Information about the Companies (page 40)

Brookfield DTLA Fund Office Trust Investor Inc.

The Company is a Maryland corporation and was incorporated on April 19, 2013. The Company is a direct subsidiary of DTLA Holding and an indirect subsidiary of Brookfield DTLA and of BPO formed for the purpose of consummating the transactions contemplated by the Merger Agreement and will issue, in connection with the REIT Merger, the shares of Company Series A Preferred Stock being registered on the Registration Statement, of which this prospectus forms a part. All of the outstanding shares of Company Common Stock are currently owned by DTLA Holding. Prior to the consummation of the Mergers and the Subsequent Transactions (as defined below), the Company will redeem the shares of Company Common Stock held by DTLA Holding and issue new shares of Company Common Stock to Brookfield DTLA. Immediately prior to the closing of the Mergers, the Company will be a direct subsidiary of Brookfield DTLA. The Company has conducted no activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Following the Mergers and the Subsequent Transactions, the Company will own, indirectly through its subsidiaries, interests in the properties and assets owned by MPG prior to the Mergers and certain other assets contributed to a new joint venture entity by affiliates of BPO. The Company intends to operate as a real estate investment trust (“REIT”) for federal income tax purposes. The Company has its principal executive offices at 250 Vesey Street, 15th Floor, New York, New York 10281. The telephone number of the Company’s principal executive offices is (212) 417-7000.

The Other Brookfield Parties

BPO is a corporation formed under the laws of Canada that operates head offices in New York, Toronto, Sydney and London and owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. BPO’s portfolio is comprised of interests in 111 properties totaling 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth. Landmark properties include the Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney.

BPO was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. BPO’s articles were restated on September 5, 2002 and since then have been amended from time to time to change its capital structure, to adjust the number of directors on its Board of Directors and to change its name. BPO’s registered office is P.O. Box 770, Suite 330, Brookfield Place Toronto, 181 Bay Street Toronto, Ontario, M5J 2T3.

BPO has been active in various facets of the real estate business since the 1960’s. Canadian Arena Corporation, the predecessor company to BPO, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the franchise in 1978. In 1976, a subsidiary of BPO, then called Carena Properties, expanded its real estate interests by acquiring a controlling interest in one of Canada’s largest public real estate companies, Trizec Corporation Ltd. The steady escalation in commercial property values over the next ten years provided the capital base to expand BPO’s residential land development and home building activities. In 1990, BPO made a strategic decision to invest capital in the premier office property business in select, high-growth, supply-constrained markets in North America and in 2010, BPO announced a strategic repositioning plan to transform itself into a global pure-play office property company.

DTLA Inc. is a Delaware corporation incorporated on April 23, 2013. DTLA Inc. is a direct subsidiary of BPO.

Brookfield DTLA was formed as a Delaware limited partnership on February 21, 2013 and converted to a Delaware limited liability company on May 10, 2013. At the effective time of the REIT Merger, BPO will own approximately 47% of Brookfield DTLA with institutional partners owning the remaining approximately 53% interest.

DTLA Holding is a Maryland corporation incorporated on April 19, 2013. DTLA Holding is a direct subsidiary of Brookfield DTLA.

REIT Merger Sub is a Maryland corporation incorporated on April 19, 2013. REIT Merger Sub is a direct subsidiary of the Company.

Partnership Merger Sub is a Maryland limited liability company formed on April 19, 2013. Partnership Merger Sub is a direct subsidiary of REIT Merger Sub.

DTLA Inc., Brookfield DTLA, DTLA Holding, REIT Merger Sub and Partnership Merger Sub are affiliates of BPO (collectively with BPO, the “Brookfield Parties”), were formed for the purpose of consummating the transactions contemplated by the Merger Agreement and have conducted no activities to date other than activities incidental to their formation and in connection with the transactions contemplated by the Merger Agreement. Each of the Brookfield Parties has its principal executive offices at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3. The telephone number of each of the Brookfield Parties’ principal executive offices is (416) 369-2300.

MPG Office Trust, Inc.

MPG is a self-administered and self-managed REIT and operates as a REIT for federal income tax purposes. MPG is the largest owner and operator of Class A office properties in the Los Angeles Central Business District. MPG has its principal executive offices at 355 South Grand Avenue, Suite 3300, Los Angeles, California. The telephone number of MPG at its principal executive offices is (213) 626-3300.

MPG’s operations are carried out through its operating partnership, the MPG Partnership. MPG is the sole general partner of the MPG Partnership and owns 99.8% of the MPG Partnership.

Additional information about MPG and its subsidiaries is included in documents incorporated by reference in this document. See the section “Where You Can Find More Information” on page 166.

Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions (page 44)

Immediately following the consummation of the Mergers, the Brookfield Parties intend to effect certain subsequent transactions.

•	Immediately after the effective time of the Partnership Merger, the MPG Partnership will be converted into a limited liability company (as such, the “Surviving LLC”).
•	Following the closing of the Mergers, the Surviving LLC, together with Brookfield DTLA and Brookfield DTLA Fund Properties Holding Inc., a wholly owned subsidiary of Brookfield DTLA (“Properties Holding Inc.”), will form Brookfield DTLA Fund Properties II LLC as a new Delaware limited liability company, which we refer to as “New OP.” Surviving LLC will be the managing member of New OP, subject to certain limited approval rights of Properties Holding Inc.

•	Surviving LLC will contribute to New OP substantially all of its assets, principally the limited liability company interests in the limited liability companies that own the properties known as Wells Fargo Tower, Gas Company Tower, KPMG Tower, 777 Tower, 755 Figueroa and 4050 West Metropolitan (the “MPG Contributed Properties”), and cash on hand. Following that contribution, New OP will contribute each limited liability company holding one of the MPG Contributed Properties to a separate wholly-owned subsidiary, which (with the exception of 755 Figueroa and 4050 West Metropolitan), plan to elect to be taxed as a REIT.
•	Brookfield DTLA and Properties Holding Inc. together will transfer to New OP the common limited liability company interests in Brookfield DTLA Fund Properties III LLC (“DTLA OP”). DTLA OP will be formed as a Delaware limited liability company and will own, through special purpose property owning subsidiaries, the properties known as Bank of America Tower and Ernst & Young Plaza (the “Brookfield DTLA Contributed Assets”). Brookfield DTLA will own an interest in DTLA OP as described below.

We refer to the foregoing and the other transactions anticipated to occur immediately following consummation of the Mergers as the “Subsequent Transactions.”

Following the consummation of the Mergers and the Subsequent Transactions, the Company will be a holding company with minimal assets other than the capital stock of its subsidiaries. The Company’s direct and indirect subsidiaries will conduct all of the Company’s operations and will be its principal source of income. For a description of the structure of the Company and its direct and indirect subsidiaries following the completion of the Mergers and the Subsequent Transactions see the section “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions,” which includes a chart depicting such structure.

Following consummation of the Mergers and Subsequent Transactions, the Company currently intends to operate the MPG Contributed Properties and the Brookfield DTLA Contributed Assets and to modify the capital structure of the Company. In particular, as the existing indebtedness secured by each of these real properties matures or is otherwise refinanced, the Company currently intends to replace the existing indebtedness with new indebtedness secured by the real property being refinanced and having a ratio, termed the leverage ratio, of the principal amount of the indebtedness to the fair market value of the real property being refinanced of approximately 60%. The refinancing indebtedness is also expected to be on customary terms for non-recourse real estate secured indebtedness. The Company also currently expects that leasing activities at its real properties will also require material amounts of cash to be invested in the Company’s real property assets for at least several years. Excluding tenant improvements and leasing commissions, the Company projects spending between $35 million and $40 million over the next ten years, with the majority ($25 million to $30 million) over the next five years. The expected expenditures include but are not limited to renovations and physical capital upgrades to the Company’s properties, such as new fire alarm systems, elevator repairs and modernizations, facade work, roof replacement and new turbines.

Consistent with this strategy, the Company anticipates that DTLA OP will refinance the mortgage debt that encumbers Ernst & Young Plaza prior to its February 2014 maturity date. The Company also anticipates that DTLA OP will refinance the mortgage debt that encumbers Bank of America Tower during 2014, prior to its September 2014 maturity date. Each of these refinancings is expected to generate proceeds in excess of amounts necessary to refinance the existing indebtedness, pay all fees and other expenses related to the refinancing, and create or maintain related reserves. We call these excess proceeds the net cash proceeds. The Company’s present intention is to refinance the existing indebtedness secured by each MPG Contributed Property on or about its scheduled maturity with new financing resulting in a leverage ratio for such properties of approximately 60 to 65%. As the leverage ratio for such properties is significantly above such targeted leverage ratio, the Company anticipates the need for additional cash of approximately $150 million to complete these refinancings, all of which will occur prior to 2017.

There can be no assurance that any of these refinancings can be accomplished, what terms will be available in the market for these types of financings at the time of any refinancing or that these refinancings will generate net cash proceeds.

Material U.S. Federal Income Tax Consequences (page 90)

The exchange of shares of MPG Preferred Stock for shares of Company Series A Preferred Stock pursuant to the REIT Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as defined in the section “Material U.S. Federal Income Tax Consequences”) will recognize gain or loss equal to the difference between (1) the value of shares of Company Series A Preferred Stock received and (2) such U.S. Holder’s adjusted tax basis in its shares of MPG Preferred Stock exchanged in the REIT Merger. Payments made to a Non-U.S. Holder (as defined in the section “Material U.S. Federal Income Tax Consequences” below) with respect to shares of MPG Preferred Stock exchanged for shares of Company Series A Preferred Stock pursuant to the REIT Merger generally will not be subject to U.S. federal income tax, unless (1) such Non-U.S. Holder has certain connections to the United States, (2) the shares of MPG Preferred Stock constitute U.S. real property interests with respect to such Non-U.S. Holder or (3) the payment received by such Non-U.S. Holder is attributable to gain from MPG’s deemed sale of U.S. real property interests and certain other conditions are met. See the section “Material U.S. Federal Income Tax Consequences” below for further details.

The federal income tax consequences described above may not apply to all holders of MPG Preferred Stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the REIT Merger to you.

Holders of MPG Preferred Stock Do Not Have Appraisal Rights (page 72)

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and demand that the corporation pay the fair value for their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. No appraisal rights are available under the Maryland General Corporation Law (“MGCL”) to holders of MPG Preferred Stock in connection with the Tender Offer or the REIT Merger.

Comparison of Stockholders’ Rights (page 116)

The rights and preferences of holders of shares of Company Series A Preferred Stock immediately following the REIT Merger will be substantially the same as the rights and preferences of holders of shares of MPG Preferred Stock immediately prior to the REIT Merger, except that those rights and preferences will be with respect to the Company rather than MPG. For a description of the rights and preferences of the Company Series A Preferred Stock see the sections “Description of the Company Series A Preferred Stock” and “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions” below.

Interests of MPG’s Directors and Executive Officers in the REIT Merger

Certain directors and executive officers of MPG have interests in the REIT Merger that may be different from, or in addition to, the interests of holders of MPG Common Stock and MPG Preferred Stock generally. These interests may create potential conflicts of interest. The MPG Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby. For a full description of those interests, see the section “Interests of MPG’s Directors and Executive Officers in the REIT Merger” on page 151.

SELECTED HISTORICAL FINANCIAL DATA

The selected historical consolidated financial data of MPG for the years ending December 31, 2012, 2011, 2010, 2009 and 2008, respectively, have been derived from MPG’s historical consolidated financial statements. MPG’s historical audited consolidated financial data for the years ending December 31, 2012, 2011 and 2010 are incorporated by reference into this prospectus. This information is only a summary, and you should read it in conjunction with the historical consolidated financial statements of MPG and the related notes contained in the annual reports and the other information that MPG has previously filed with the SEC and which is incorporated in this prospectus by reference. See the section “Where You Can Find More Information” on page 166.

The selected historical financial data of 333 South Hope and EYP Realty (each as defined below) for the years ending December 31, 2012, 2011, 2010, 2009 and 2008, respectively, have been derived from 333 South Hope’s and EYP Realty’s respective historical audited financial statements. See Exhibits 99.1 and 99.3 to the Registration Statement of which this prospectus forms a part.

The selected historical financial data of 333 South Hope and EYP Realty for the three months ended March 31, 2013 and 2012, respectively, have been derived from 333 South Hope’s and EYP Realty’s respective historical unaudited financial statements. See Exhibits 99.2 and 99.4 to the Registration Statement of which this prospectus forms a part.

The Company was formed for the purpose of consummating the transactions contemplated by the Merger Agreement and has conducted no activities to date other than those incidental to its formation and such transactions. Accordingly, there is no historical financial data of the Company. A balance sheet of the Company as of June 3, 2013 is filed as Exhibit 99.5 to the Registration Statement of which this prospectus forms a part.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MPG

The following tables set forth selected consolidated operating and financial data for MPG:

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except share and per share amounts)
Operating Results(1),(2),(3),(4),(5)
Total revenue	$197,957	$202,143	$202,313	$210,445	$200,116
Total expenses(6)	247,696	251,395	254,061	284,561	281,177
Loss from continuing operations before equity in net income (loss) of unconsolidated joint venture, gain on sale of interest in unconsolidated joint venture and gains on sale of real estate	(49,739)	(49,252)	(51,748)	(74,116)	(81,061)
Equity in net income (loss) of unconsolidated joint venture	14,341	74	905	(10,401)	(1,092)
Gain on sale of interest in unconsolidated joint venture	50,051	—	—	—	—
Gains on sale of real estate(7)	—	—	16,591	20,350	—
Income (loss) from continuing operations	14,653	(49,178)	(34,252)	(64,167)	(82,153)
Income (loss) from discontinued operations(8)	381,465	147,405	(163,686)	(805,560)	(241,185)
Net income (loss)	396,118	98,227	(197,938)	(869,727)	(323,338)
Net (income) loss attributable to common units of the MPG Partnership	(11,864)	(9,208)	25,926	108,570	14,354
Net income (loss) attributable to MPG	384,254	89,019	(172,012)	(761,157)	(308,984)
Preferred stock dividends	(18,550)	(18,806)	(19,064)	(19,064)	(19,064)
Preferred stock redemption discount	—	2,780	—	—	—
Net income (loss) available to common stockholders	$365,704	$72,993	$(191,076)	$(780,221)	$(328,048)
Net income (loss) available to common stockholders per share – basic	$6.77	$1.47	$(3.92)	$(16.21)	$(6.90)
Weighted average number of common shares outstanding – basic	54,043,655	49,682,202	48,770,326	48,127,997	47,538,457
Net income (loss) available to common stockholders per share – diluted	$6.71	$1.47	$(3.92)	$(16.21)	$(6.90)
Weighted average number of common and common equivalent shares – diluted	54,531,562	49,682,202	48,770,326	48,127,997	47,538,457
Other Information
Cash flows provided by (used in) operating activities	$6,226	$(24,057)	$22,045	$6,983	$(42,658)
Cash flows provided by (used in) investing activities	64,375	187,238	317,592	354,042	(138,759)
Cash flows (used in) provided by financing activities	(36,906)	(92,076)	(383,755)	(350,545)	87,072

	As of December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Financial Position
Investments in real estate, net	$1,167,956	$1,927,572	$2,394,858	$3,192,445	$4,422,386
Assets associated with real estate held for sale	—	14,000	—	—	182,597
Total assets	1,466,859	2,282,391	2,771,012	3,667,659	5,199,015
Mortgage and other loans	1,949,739	3,045,995	3,576,493	4,248,975	4,714,090
Obligations associated with real estate held for sale	—	—	—	—	171,348
Total liabilities	1,985,181	3,210,317	3,816,534	4,524,636	5,218,677
Stockholders’ deficit	(511,868)	(815,884)	(920,341)	(754,020)	(19,662)
Noncontrolling interests	(6,454)	(112,042)	(125,181)	(102,957)	—

(1)	On March 11, 2013, MPG entered into an agreement with an affiliate of Overseas Union Enterprise Limited to sell US Bank Tower and the Westlawn off-site parking garage. The transaction was completed on June 18, 2013. We have presented the results of operations of US Bank Tower and the Westlawn off-site parking garage in the consolidated statements of operations as discontinued operations due to their disposition. Therefore, amounts presented in the table above for 2012, 2011, 2010, 2009 and 2008 will not agree to those previously reported in MPG’s Annual Reports on Form 10-K for the years ended December 31, 2012, 2011 and 2010 and MPG’s Annual Reports on Form 10-K/A for the years ended December 31, 2009 and 2008, respectively.
(2)	MPG’s selected financial data has been reclassified to reflect the disposition of 700 North Central, 801 North Brand, Brea Corporate Place, Brea Financial Commons, Stadium Towers Plaza, Glendale Center, 500 Orange Tower, Two California Plaza and 3800 Chapman during 2012, which have been presented as discontinued operations in the consolidated statements of operations. Therefore, amounts presented in the table above for 2011, 2010, 2009 and 2008 will not agree to those previously reported in MPG’s Annual Reports on Form 10-K for the years ended December 31, 2011 and 2010 and MPG’s Annual Reports on Form 10-K/A for the years ended December 31, 2009 and 2008, respectively.
(3)	MPG’s selected financial data has been reclassified to reflect the disposition of 701 North Brand, 550 South Hope, the Westin® Pasadena Hotel, 2600 Michelson and City Tower during 2011, which have been presented as discontinued operations in the consolidated statements of operations. Therefore, amounts presented in the table above for 2010, 2009 and 2008 will not agree to those previously reported in MPG’s Annual Report on Form 10-K for the year ended December 31, 2010 and MPG’s Annual Reports on Form 10-K/A for the years ended December 31, 2009 and 2008, respectively.
(4)	MPG’s selected financial data has been reclassified to reflect the disposition of 2385 Northside Drive, Griffin Towers, 17885 Von Karman, Mission City Corporate Center, Park Place II, 207 Goode and Pacific Arts Plaza during 2010, which have been presented as discontinued operations in the consolidated statements of operations. Therefore, amounts presented in the table above for 2009 and 2008 will not agree to those previously reported in MPG’s Annual Reports on Form 10-K/A for the years ended December 31, 2009 and 2008, respectively.
(5)	MPG’s selected financial data has been reclassified to reflect the disposition of 18581 Teller, City Parkway, Park Place I, 130 State College and the Lantana Media Campus during 2009, which have been presented as discontinued operations in the consolidated statements of operations. Therefore, amounts presented in the table above for 2008 will not agree to those previously reported in MPG’s Annual Report on Form 10-K/A for the year ended December 31, 2008.
(6)	Expenses of continuing operations in 2008 include $23.9 million of costs associated with the review of strategic alternatives and subsequent management changes.

(7)	Gain on sale of real estate in 2010 represents the recognition of a deferred gain from the 2006 disposition of the 808 South Olive parking garage. In 2009, amount represents the recognition of a deferred gain from the 2006 contribution of an 80% interest in Cerritos Corporate Center to the unconsolidated joint venture upon expiration of MPG’s loan guarantee.
(8)	In 2012, income from discontinued operations includes gains on settlement of debt totaling $333.2 million and gains on sale of real estate totaling $106.9 million. In 2011, income from discontinued operations includes gains on settlement of debt totaling $190.4 million and gains on sale of real estate totaling $73.8 million, which were partially offset by impairment charges totaling $23.2 million. In 2010, loss from discontinued operations includes impairment charges totaling $233.4 million, which were partially offset by gains on settlement of debt totaling $156.1 million and a $14.7 million gain on sale of real estate. In 2009, loss from discontinued operations includes impairment charges totaling $698.7 million. In 2008, loss from discontinued operations includes impairment charges totaling $123.7 million.

SELECTED HISTORICAL FINANCIAL DATA OF 333 SOUTH HOPE

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
			(In thousands, except share and per share amounts)
Operating Results
Total revenue	$14,635	$14,753	$59,345	59,950	62,158	61,599	58,699
Total expenses	13,140	12,957	53,818	54,983	53,956	60,988	55,563
Net income	$1,495	$1,796	$5,527	$4,967	$8,202	$611	$3,136
Other Information
Cash flows provided by operating activities	$1,519	$1,070	$13,451	17,378	21,975	5,213	13,715
Cash flows provided by (used in) investing activities	(645)	(898)	(5,284)	(3,548)	(5,584)	(9,823)	(10,474)
Cash flows (used in) provided by financing activities	(4,022)	(3,225)	(9,939)	(15,027)	(12,730)	7,161	(5,192)

	As of March 31,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
Financial Position
Real estate, net	$386,134	$390,887	$388,298	393,403	400,271	404,982	405,570
Total assets	454,524	456,568	456,072	460,149	467,337	471,630	472,909
Mortgage and other loans	217,060	220,826	218,063	221,744	225,254	228,575	231,713
Total liabilities	237,432	238,253	237,586	241,450	242,589	246,155	258,810
Member’s equity	217,093	218,315	218,486	218,699	224,748	225,475	214,099

SELECTED HISTORICAL FINANCIAL DATA OF EYP REALTY

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
			(In thousands, except share and per share amounts)
Operating Results
Total revenue	$9,285	$8,041	$33,572	32,781	36,509	43,575	40,416
Total expenses	10,235	8,894	38,851	38,534	39,903	40,158	37,877
Net (income) loss	$(950)	$(853)	$(5,279)	$(5,753)	$(3,394)	$3,417	$2,539
Other Information
Cash flows provided by operating activities	$1,653	$559	$1,707	5,894	7,026	5,692	9,452
Cash flows provided by (used in) investing activities	(3,399)	(10,384)	(35,706)	(20,542)	(15,399)	(7,023)	(1,547)
Cash flows (used in) provided by financing activities	(50)	8,208	33,965	15,350	9,592	243	(8,584)

	As of March 31,		As of December 31,
	2013	2012	2012	2011	2010	2009	2008
Financial Position
Real estate, net	$369,116	$347,293	$367,773	341,441	328,710	320,197	322,763
Total assets	402,892	381,381	403,694	376,428	365,302	360,434	365,456
Mortgage and other loans	100,975	103,410	101,614	104,003	106,285	108,451	110,670
Total liabilities	113,012	114,359	113,476	117,376	118,217	121,800	132,786
Member’s equity	289,880	267,022	290,218	259,052	247,085	238,634	232,670

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

The following unaudited pro forma condensed combined consolidated financial statements of the Company adjust the Company’s balance sheet as of March 31, 2013 and statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012 to give effect to (i) the acquisition of MPG by the Company and (ii) the Subsequent Transactions, which include the contributions of the net assets held by 333 South Hope Co. LLC (which holds the property known as Bank of America Tower) (“333 South Hope”) and EYP Realty, LLC (which holds the property known as Ernst & Young Plaza) (“ EYP Realty”) to a subsidiary of the Company and related transactions as if such transactions occurred as of March 31, 2013 in the case of the unaudited pro forma condensed combined consolidated balance sheet, or as of January 1, 2012 in the case of the unaudited pro forma condensed combined consolidated statements of operations.

The Company is controlled by Brookfield DTLA. At the effective time of the REIT Merger, BPO will own approximately 47% of Brookfield DTLA with institutional partners holding the remaining approximately 53% interest. Following the consummation of the Mergers and the Subsequent Transactions, Brookfield DTLA will directly or indirectly hold BPO’s existing Downtown Los Angeles office assets and all of the assets of MPG. The assets of MPG and the BPO assets currently held by 333 South Hope and EYP Realty will be held by an indirect subsidiary of the Company as more fully described in the section “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions” below.

The unaudited pro forma condensed combined consolidated financial statements adjust the Company’s statements to give effect to the transactions contemplated by the Merger Agreement, including the Mergers, the Subsequent Transactions and the structure of the Company following the Mergers as described in the section “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions” below.

The unaudited pro forma condensed combined consolidated financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma condensed combined consolidated financial statements are provided for informational purposes only and are not intended to represent, or be indicative of, the results that would have occurred had the transactions reflected in the pro forma adjustments been effected on the dates indicated, nor are they indicative of the future financial position or results of operations of the Company and its subsidiaries following the consummation of the Mergers and the Subsequent Transactions.

The accounting for certain of the above transactions will require the determination of pro forma adjustments to give effect to the transactions on the dates indicated. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined consolidated financial statements.

All financial data in these unaudited pro forma condensed combined consolidated financial statements is presented in U.S. dollars and has been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
MARCH 31, 2013

	Historical				Pro Forma Adjustments					Pro Forma
As of March 31, 2013 (US$ Thousands)	Company	333 South Hope	EYP Realty	MPG	MPG Acquisition (a)	USBT Reclass (b)	PLF Reclass (c)	Non-Controlling Interest (d)	Total Adjustments
Assets
Real estate, net	$—	$386,134	$369,116	$919,216	$782,452	$—	$(24,901)	$—	$757,551	$2,432,017
Cash and cash equivalents	1	672	91	144,951	—	102,500	30,865	—	133,365	279,080
Restricted cash	—	—	—	34,678	—	—	(361)	—	(361)	34,317
Rents, deferred rents and other receivables, net	—	25,649	11,044	41,156	(37,990)	—	(2,389)	—	(40,379)	37,470
Deferred charges	—	16,515	8,904	49,249	(47,122)	—	(2,127)	—	(49,249)	25,419
Other assets	—	9,260	3,203	5,131	—	—	(6)	—	(6)	17,588
Intangible assets	—	16,296	10,534	42	178,089	—	—	—	178,089	204,961
Assets associated with real estate held for sale	—	—	—	256,106	—	(256,106)	—	—	(256,106)	—
Total assets	$1	$454,526	$402,892	$1,450,529	$875,429	$(153,606)	$1,081	$—	$722,904	$3,030,852
Liabilities
Mortgage loans	$—	217,060	100,975	1,686,173	—	—	(44,135)	—	$(44,135)	$1,960,073
Intangible liabilities	—	5,766	3,881	3,397	69,144	—	—	—	69,144	82,188
Accounts payable and other liabilities	—	14,606	8,156	26,776	—	—	(921)	—	(921)	48,617
Obligations associated with real estate held for sale	—	—	—	264,745	—	(264,745)	—	—	(264,745)	—
Total liabilities	—	237,432	113,012	1,981,091	69,144	(264,745)	(45,056)	—	(240,657)	2,090,878
Equity
Preferred shares (pre-acquisition)	—	—	—	97	(97)	—	—	—	(97)	—
Common shares (pre-acquisition)	—	—	—	573	(573)	—	—	—	(573)	—
Preferred shares (post-acquisition)	—	—	—	—	243,000	—	—	—	243,000	243,000
Common shares (post-acquisition)	1	—	—	—	189,999	—	—	—	189,999	190,000
Additional paid-in capital	—	—	—	605,168	(605,168)	—	—	—	(605,168)	—
Members’ equity	—	217,094	289,880	—	—	—	—	(506,974)	(506,974)	—
Accumulated deficit and dividends	—	—	—	(1,134,085)	976,809	111,139	46,137	—	1,134,085	—
Accumulated other comprehensive income	—	—	—	381	(381)	—	—	—	(381)	—
Non-Controlling Interest	—	—	—	(2,696)	2,696	—	—	506,974	509,670	506,974
Total equity	1	217,094	289,880	(530,562)	806,285	111,139	46,137	—	963,561	939,974
Total liabilities and equity	$1	$454,526	$402,892	$1,450,529	$875,429	$(153,606)	$1,081	$—	$722,904	$3,030,852

The accompanying notes are an integral part of these unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2013

	Historical				Pro Forma Adjustments				Pro Forma
(US$ Thousands)	Company	333 South Hope	EYP Realty	MPG	MPG Acquisition (a)	PLF Reclass (c)	Non-Controlling Interest (d)	Total Adjustments
Revenue
Rental	$—	$7,766	$5,443	$26,230	$615	$(1,468)	$—	$(853)	$38,586
Tenant reimbursements	—	4,276	2,857	12,815	—	(311)	—	(311)	19,637
Parking	—	2,006	863	5,500	—	—	—	—	8,369
Management, leasing and development services	—	—	—	108	—	—	—	—	108
Interest and other	—	586	121	362	—	(35)	—	(35)	1,034
Total revenue	—	14,634	9,284	45,015	615	(1,814)	—	(1,199)	67,734
Expenses
Rental property operating and maintenance	—	4,594	3,678	10,362	—	(385)	—	(385)	18,249
Real estate taxes	—	1,330	963	4,055	—	(105)	—	(105)	6,243
Parking	—	190	557	1,439	—	—	—	—	2,186
General and administrative	—	—	—	5,982	—	—	—	—	5,982
Other expense	—	155	391	65	—	(65)	—	(65)	546
Depreciation and amortization	—	3,841	3,336	11,901	8,603	(369)	—	8,234	27,312
Impairment of long-lived assets	—	—	—	—	—	—	—	—	—
Interest	—	3,029	1,309	22,206	—	(713)	—	(713)	25,831
Total expenses	—	13,139	10,234	56,010	8,603	(1,637)	—	6,966	86,349
Income (Loss) from continuing operations before non-controlling interest	—	1,495	(950)	(10,995)	(7,988)	(177)	—	(8,165)	(18,615)
Income attributable to non-controlling interest	—	—	—	—	—	—	18,615	18,615	18,615
Income (Loss) from continuing operations attributable to the Company	$—	$1,495	$(950)	$(10,995)	$(7,988)	$(177)	$18,615	$10,450	$—

The accompanying notes are an integral part of these unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2012

	Historical				Pro Forma Adjustments				Pro Forma
(US$ Thousands)	Company	333 South Hope	EYP Realty	MPG	MPG Acquisition (a)	PLF Reclass (c)	Non-Controlling Interest (d)	Total Adjustments
Revenue
Rental	$—	$31,918	$19,898	$105,288	$1,560	$(5,905)	$—	$(4,345)	$152,759
Tenant reimbursements	—	17,631	10,410	52,312	—	(1,411)	—	(1,411)	78,942
Parking	—	7,363	2,779	22,704	—	—	—	—	32,846
Management, leasing and development services	—	—	—	2,412	—	—	—	—	2,412
Interest and other	—	2,433	485	15,242	—	(122)	—	(122)	18,038
Total revenue	—	59,345	33,572	197,958	1,560	(7,438)	—	(5,878)	284,997
Expenses
Rental property operating and maintenance	—	18,456	14,891	45,006	—	(1,751)	—	(1,751)	76,602
Real estate taxes	—	5,576	3,003	15,908	—	(417)	—	(417)	24,070
Parking	—	681	2,008	6,069	—	—	—	—	8,758
General and administrative	—	—	—	24,336	—	—	—	—	24,336
Other expense	—	438	754	5,014	—	(262)	—	(262)	5,944
Depreciation and amortization	—	16,219	12,793	49,983	32,023	(1,467)	—	30,556	109,551
Impairment of long-lived assets	—	—	—	2,121	—	—	—	—	2,121
Interest	—	12,448	5,402	99,261	—	(2,907)	—	(2,907)	114,204
Total expenses	—	53,818	38,851	247,698	32,023	(6,804)	—	25,219	365,586
Income (Loss) from continuing operations before equity in net income of unconsolidated joint venture and non-controlling interest	—	5,527	(5,279)	(49,740)	(30,463)	(634)	—	(31,097)	(80,589)
Equity in net income of unconsolidated joint venture	—	—	—	64,392	—	—	—	—	64,392
Income attributable to non-controlling interest	—	—	—	—	—	—	16,197	16,197	16,197
Income (Loss) from continuing operations attributable to the Company	$—	$5,527	$(5,279)	$14,652	$(30,463)	$(634)	$16,197	$(14,900)	$—

The accompanying notes are an integral part of these unaudited pro forma condensed combined consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

1. NATURE AND DESCRIPTION OF THE COMPANY

For a description of the Company and its business as it is expected to be run following the consummation of the Mergers and the Subsequent Transactions, see the sections “Information About the Companies — Brookfield DTLA Fund Office Trust Investor Inc.” and “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions” below.

2. BASIS OF PRESENTATION

The Company’s unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2013 and unaudited pro forma condensed combined consolidated statements of operations for the three months ended March 31, 2013 and year ended December 31, 2012 have been prepared assuming the transactions described herein occurred as of March 31, 2013 in the case of the unaudited pro forma condensed combined consolidated balance sheet and as of January 1, 2012 in the case of the unaudited pro forma condensed combined consolidated statements of operations.

The Company’s unaudited pro forma condensed combined consolidated financial statements have been prepared using the financial statements of MPG, 333 South Hope, EYP Realty and the Company (the “Entities”) for the three months ended March 31, 2013 and the year ended December 31, 2012 incorporated by reference in this Registration Statement.

The Company intends to qualify as a REIT under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) commencing with its taxable period ending on December 31, 2013. The unaudited pro forma condensed combined consolidated financial statements do not reflect any income tax.

The unaudited pro forma condensed combined consolidated financial statements have been prepared for informational purposes only and should be read in conjunction with the Entities’ financial statements and related disclosures. The preparation of these unaudited pro forma condensed combined consolidated financial statements requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed combined consolidated financial statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the transactions described below had been effected on the dates indicated, nor are they indicative of the Company’s future results or financial position.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company presents its financial statements in accordance with GAAP. The accounting policies used in the preparation of the Company’s unaudited pro forma condensed combined consolidated financial statements are those that are set out in MPG’s financial statements for the year ended December 31, 2012. Accounting policies applied in accounting for the impacts of the Mergers in the unaudited pro forma condensed combined consolidated financial statements are summarized herein.

(a) Basis of Consolidation

The unaudited pro forma condensed combined consolidated financial statements include the accounts of the Company and its subsidiaries, which are the entities over which the Company has control. In determining whether the Company has a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, management considers factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity (“VIE”) and the Company is the primary beneficiary. The Company is deemed to be the primary beneficiary of a VIE when it has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. The Company has determined that New OP is a VIE and the Company is the primary beneficiary of New OP. The Company will consolidate New OP.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Following the consummation of Mergers and the Subsequent Transactions, the Company will have the authority to make decisions, and will retain the contractual and substantive participating rights of the MPG Contributed Properties through its ownership of the Surviving LLC. The Surviving LLC will be the managing member of New OP. New OP will own all of the common equity interests of special purpose vehicles that will hold the MPG Contributed Properties following the consummation of the Mergers. As more fully described in the section “Information about the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions,” following the consummation of the Mergers and the Subsequent Transactions, the assets currently held by 333 South Hope will be held by Brookfield DTLA 333 South Hope REIT, an indirect subsidiary of the Company, and the assets currently held by EYP Realty will be held by Brookfield 725 South Figueroa REIT and Brookfield DTLA FIGAT7TH REIT, each an indirect subsidiary of the Company, respectively. Through its control of New OP, the Company will have the authority to make decisions and will retain contractual and substantive participating rights of the assets currently held by 333 South Hope and EYP Realty. Accordingly, the Company has consolidated MPG, 333 South Hope, and EYP Realty in the unaudited pro forma condensed combined consolidated financial statements.

(b) Common Control Transactions

In accordance with GAAP, the contributions of net assets of 333 South Hope and EYP Realty constitute a transaction between entities under common control. A combination between entities that already share the same parent is not considered a business combination because there is no change in control at the parent level. Accordingly, the Company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value in the transferor’s financial statements immediately prior to such transfer.

4. PRO FORMA ADJUSTMENTS

This note should be read in conjunction with Note 2, Basis of Presentation to the unaudited pro forma condensed combined consolidated financial statements. The unaudited pro forma condensed combined consolidated financial statements adjust the Company’s statements to give effect to the Mergers and the Subsequent Transactions.

•	The Company and its subsidiaries will be capitalized through a cash contribution of $190 million. These funds will be used to acquire the outstanding shares of MPG Common Stock for $3.15 per share in cash in the REIT Merger. As the resulting acquisition of MPG represents a business combination, the assets and liabilities of MPG are recorded at fair value on the date of the acquisition.
•	Subsequent to March 1, 2013, MPG contracted to sell two properties. The operations of these properties are excluded from the unaudited pro forma condensed combined consolidated financial statements.
•	Brookfield DTLA will contribute 100% of its interests both in 333 South Hope and EYP Realty to an indirect subsidiary of the Company.

MPG will be acquired by the Company and its subsidiaries for a purchase price of approximately $433 million. The consideration for the acquisition includes cash of approximately $190 million from the Company and its subsidiaries for the outstanding shares of MPG Common Stock using proceeds from an equity contribution by Brookfield DTLA and approximately $243 million of shares of Company Series A Preferred Stock for the outstanding MPG Preferred Stock (at $25.00 per share based on the Offer Price). The acquisition of MPG by the Company and its subsidiaries represents a change in control and accordingly has been accounted for as a business combination by the Company and its subsidiaries. The preliminary estimate of fair value of the identifiable assets and liabilities is as follows, subject to change based on finalization of the valuation procedures:

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

4. PRO FORMA ADJUSTMENTS  – (continued)

Purchase Price	$433,000
Identifiable net assets
Land	$124,032
Buildings and improvements	1,422,733
Tenant improvements	130,002
Intangible assets	178,131
Rents, deferred rents and other receivables, net	777
Cash and cash equivalents	278,317
Restricted cash	34,317
Other current assets	5,125
Mortgage loans	(1,642,038)
Intangible liabilities	(72,541)
Accounts payable and other liabilities	(25,855)
Total identifiable net assets	433,000
Residual	$—

The unaudited pro forma condensed combined consolidated financial statements initially present MPG at its historical basis. Through the pro forma adjustments MPG’s historical amounts are adjusted to reflect the valuation estimate of the identifiable assets and liabilities. The valuation procedures have been performed on a preliminary basis and will not be finalized until subsequent to the closing of the Mergers.

(a) MPG Acquisition

The Company is the acquirer in this transaction per ASC 805-20. MPG will be acquired by the Company for a purchase price of approximately $433 million. The Company will issue approximately $243 million in preferred shares as part of the purchase consideration. These shares were valued based on the Company’s estimate of what similar securities would be worth, which is $25. This valuation took into consideration risks associated with owning this type of security, underlying cash flow projections of the Company’s properties (discounted to present value), projections on the timing for dividend payments, and the projected period these securities would be outstanding.

The Company will pay approximately $190 million in cash for the common shares, in addition to the preferred share issuance. The cash consideration to be paid is comprised of the following:

Description	Purchase Price (REIT Merger Consideration)	Shares
Common Shares outstanding at June 30, 2013		57,445,249
Restricted Stock Units		2,211,060
Converted Options based on bid price per share		417,477
OP Units		25,526
Total Shares		60,099,312
Total Consideration	$3.15	$189,312,833

The incremental difference between the historical basis and fair value of the assets and liabilities of MPG on the date of the acquisition are presented in the MPG Acquisition pro forma adjustment.

The principal valuation technique employed by the Company in determining the fair value of the identifiable assets and liabilities was the income approach, which was supported primarily by the cost approach. Tangible values for land, building, site improvements and tenant improvements were calculated based on replacement costs for like type quality assets. Above and below market lease values were determined comparing in place rents with current market rents. In place lease amounts were determined by calculating the potential lost revenue during the replacement of the current lease in place.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

4. PRO FORMA ADJUSTMENTS  – (continued)

Leasing commissions and legal/marketing fees were determined based upon current market allowances prorated over remaining lease terms. After calculating the value of each asset component such amounts were adjusted based upon the conclusion drawn by the income approach.

Liabilities were for the most part current trade payables or short term obligations, so the current carrying value approximates the recorded value. Property debt was also analyzed with current market terms for similar debt. The results produced an immaterial difference, so no adjustment to the carrying value was needed.

The Company determined the fair value adjustments in the MPG Acquisition as indicated in the table below:

	Historical Cost	Valuation Adjustments	Estimated Fair Value
Land	179,290	(55,258)	124,032
Building	649,551	771,737	1,421,288
Site Improvements	10,878	(9,433)	1,445
Tenant Improvements	54,596	75,406	130,002
Total Tangible Assets	894,315	782,452	1,676,767
Above/(Below) Market Lease	42	28,624	28,666
Lease In Place	—	115,969	115,969
Leasing Commissions	—	32,975	32,975
Legal/Marketing Fees	—	521	521
Total Intangible Assets	42	178,089	178,131
(Below) Market Lease	3,397	69,144	72,541
Total Intangible Liabilities	3,397	69,144	72,541

Additionally, the Company has adjusted the statement of operations in the MPG Acquisition pro forma adjustment to reflect adjustments to amortization and depreciation expense for changes in in the value of real estate and intangible assets and liabilities based on the allocation of the purchase price. The Company has assigned the following useful lives for purposes of calculating amortization and depreciation expense: building 42 – 50 years, site improvements 12 – 14 years, above/(below) market leases 5 – 10 years, leases in place 5 – 10 years, leasing commissions 3 – 7 years, legal/marketing fees 3 – 7 years. See the table below:

3/31/2013	Historical Operations	Adjustments	Adjusted Operations
Amortization of Above/Below Market Leases	731	615	1,346
Revenue
Depreciation Expense	11,231	4,315	15,546
Amortization of Intangibles	302	4,287	4,589
Expenses	11,532	8,602	20,135

12/31/2012	Historical Operations	Adjustments	Adjusted Operations
Amortization of Above/Below Market Leases	3,824	1,560	5,384
Total Revenue
Depreciation Expense	47,114	15,069	62,183
Amortization of Intangibles	1,402	16,954	18,356
Total Expenses	48,516	32,023	80,539

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

4. PRO FORMA ADJUSTMENTS  – (continued)

The allocation of the purchase price has been performed on a preliminary basis and will not be finalized until subsequent to the closing of the Mergers. Based on management’s preliminary estimate of fair value of the identifiable assets and liabilities, no goodwill or bargain purchase gain is recorded as a result of this transaction.

(b) USBT Reclass

MPG has recently completed a deal to sell US Bank Tower and the Westlawn off-site parking garage. Net proceeds from the transaction were approximately $103 million. These adjustments reflect the expected cash proceeds and reduction of assets and liabilities related to the sale. The operations related to this asset were previously reclassified from continuing operations to discontinued operations; therefore, no pro forma adjustments were included for the pro forma condensed combined consolidated statement of operations. A gain was realized on the transaction by MPG, which will be presented in discontinued operations.

(c) PLF Reclass

MPG has recently completed a deal to sell Plaza Las Fuentes. Net proceeds from the transaction were approximately $30 million. These adjustments reflect the expected cash proceeds and reduction of assets and liabilities related to the sale. The operations related to this asset have not been previously included in discontinued operations and therefore the pro forma adjustments include the reduction of revenue and expenses on the pro forma condensed combined consolidated statement of operations. A gain was realized on the transaction by MPG, which will be presented in discontinued operations.

(d) Non-Controlling Interest

The Company owns an indirect preferred interest in New OP and controls New OP through its indirect ownership of Surviving LLC, the managing member of New OP. A pro forma adjustment is recorded to present members’ equity as of March 31, 2013 as non-controlling interest and income (loss) from continuing operations for the three months ended March 31, 2013 and year ended December 31, 2012 as amounts attributable to non-controlling interest to reflect the common interest in New OP held directly by Brookfield DTLA.

The subsidiary holding interests in MPG, 333 South Hope, and EYP Realty has not declared or paid any preferred dividends in 2012 or 2013. The earnings of MPG, 333 South Hope, and EYP Realty are included in the Non-controlling Interest Pro Forma Adjustment to attribute the earnings from these entities to the common equity holders of the subsidiary.

RISK FACTORS

In addition to the other information included in, incorporated by reference into and found in the Exhibits to, this Registration Statement, including the matters addressed in the section “Cautionary Statement Regarding Forward-Looking Statements” below, you should carefully consider the following risk factors. The risks and uncertainties described below include all of the known material risks facing us. Additional risks and uncertainties not presently known to us, or that are currently deemed immaterial, could negatively impact our business as we expect it to operate following the consummation of the Mergers and the Subsequent Transactions. If any of these risks occur, our business, financial condition and operating results could be harmed, the market value of the Company Series A Preferred Stock could decline and you could lose part or all of your investment. As used in this section, the terms “us,” “our” and “we” refer to the Company together with its direct and indirect subsidiaries.

RISKS RELATED TO THE OWNERSHIP OF THE COMPANY SERIES A PREFERRED STOCK

The Company is dependent upon the assets and operations of its direct and indirect subsidiaries.  The Company will be a holding company and is not expected to own any material assets other than the equity interests of its subsidiaries, which will conduct all of the Company’s operations. As a result, distributions or advances from the Company’s subsidiaries will be the primary source of funds available to meet the obligations of the Company, including any obligation to pay dividends, if declared, or other distributions in respect of the Company Series A Preferred Stock. Our current and future obligations and liabilities may limit, and the terms of certain of the equity interests being issued in connection with the Subsequent Transactions will limit, the amount of funds available to the Company for any purpose, including for dividends or distributions to holders of the Company’s capital stock, including the Company Series A Preferred Stock.

The Company’s subsidiaries may in the future, issue equity securities that are senior to the equity interests of such subsidiary that are owned, directly or indirectly, by the Company.  The respective organizational documents of the Company and its subsidiaries generally do not restrict the issuance of debt or equity by any of the Company’s subsidiaries, and any such issuance may adversely impact the amount of funds available to the Company for any purpose, including for dividends or other distributions to holders of the Company’s capital stock, including the Company Series A Preferred Stock. After consummation of the transactions contemplated by the Merger Agreement and as part of the Subsequent Transactions, subsidiaries of the Company will issue equity interests that rank senior to the equity securities of such subsidiaries held indirectly by the Company, and as a result, will effectively rank senior to the Company Series A Preferred Stock. In addition, to the extent Brookfield DTLA subsequently contributes cash or property to fund the operations of the Company’s subsidiaries, Brookfield DTLA will receive senior interests having a priority on distributions senior to the equity securities of such subsidiaries held indirectly by the Company, and as a result, will effectively rank senior to the Company Series A Preferred Stock. These issuances will limit the amount of funds available to the Company for any purpose, including for dividends or other distributions to holders of the Company’s capital stock, including the Company Series A Preferred Stock. See the section “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions” below.

In addition, the amount of cash MPG currently generates from its operations is not sufficient to cover MPG’s operating costs, resulting in a “negative cash burn” and there can be no assurance that the amount of MPG’s negative cash burn will decrease, or that it will not increase, following the consummation of the Mergers and the Subsequent Transactions. If, following the completion of the Mergers and the Subsequent Transactions, our operating cash flow and capital are not sufficient to cover our operating costs or to repay our indebtedness as it comes due, we may issue additional debt and/or equity, including to affiliates of Brookfield DTLA, which issuances could further adversely impact the amount of funds available to the Company for any purpose, including for dividends or other distributions to holders of the Company’s capital stock, including the Company Series A Preferred Stock. In many cases such securities may be issued if authorized by the Company Board without the approval of the holders of the Company Series A Preferred Stock.

The Company Series A Preferred Stock will effectively rank junior to any indebtedness of the Company and its subsidiaries.  The Company Series A Preferred Stock will effectively rank junior to the indebtedness of the Company or any of its direct or indirect subsidiaries. Holders of the Company Series A Preferred Stock

do not have the right to prevent us from incurring additional indebtedness. As a result, we could become more leveraged, which may increase debt service costs and could adversely affect our cash flows, results of operations and financial condition and the availability of funds for dividends or distributions to holders of the Company’s capital stock, including the Company Series A Preferred Stock.

The Company Series A Preferred Stock has no stated maturity date, the Company is not obligated to declare and pay dividends on the Company Series A Preferred Stock, and the Company may never declare dividends on the Company Series A Preferred Stock.  The Company Series A Preferred Stock has no stated maturity, and accordingly, could remain outstanding indefinitely. In addition, while the Company Series A Preferred Stock will accumulate dividends at the stated rate (whether or not authorized by the board of directors of the Company (the “Company Board”) and declared by the Company), there is no requirement that the Company declare and pay dividends on the Company Series A Preferred Stock, and the Company may not declare and pay dividends on the Company Series A Preferred Stock in the future.

The Company’s ability to pay dividends is limited by the requirements of Maryland law.  The Company’s ability to pay dividends on the Company Series A Preferred Stock is limited by the laws of the State of Maryland. Under the MGCL, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus all prior liquidation preferences (unless the charter of the corporation provides otherwise). Accordingly, the Company generally may not make a distribution (including a dividend payment) on the Company Series A Preferred Stock if, after giving effect to the distribution, the Company may not be able to pay its debts as they become due in the usual course of business or total assets would be less than the sum of the Company’s total liabilities plus prior liquidation preferences, if any. There can be no assurance that, if the Company desired to declare and pay dividends, that it would be legally permissible for the Company to do so.

There is no established trading market for shares of the Company Series A Preferred Stock, and such a market may never develop.  The Company Series A Preferred Stock is being initially issued in connection with the consummation of the transactions contemplated by the Merger Agreement and there is no established trading market for the shares of Company Series A Preferred Stock. The Company intends to file a listing application with the New York Stock Exchange (the “NYSE”) in respect of the Company Series A Preferred Stock, however, there can be no assurance that shares of the Company Series A Preferred Stock will be approved for listing on the NYSE, such listing is not a condition to the consummation of the Mergers and we are not otherwise obligated to create or attempt to create a market for the Company Series A Preferred Stock. Even though the MPG Preferred Stock is currently listed on the NYSE, neither a recent market quotation for shares of MPG Preferred Stock or the Offer Price contemplated by the Tender Offer necessarily will be indicative of the future value of the shares of Company Series A Preferred Stock.

Even if the Company Series A Preferred Stock is approved for listing on the NYSE (or any other securities exchange), we expect that Brookfield DTLA may cause the Company to apply for delisting of the Company Series A Preferred Stock in the future. If the Company Series A Preferred Stock is approved for listing on the NYSE (or any other securities exchange) and subsequently delisted, the market for the shares of Company Series A Preferred Stock could be adversely affected, though price quotations for the shares of Company Series A Preferred Stock might still be available from other sources. The extent of the public market for the Company Series A Preferred Stock and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held shares of Company Series A Preferred Stock at such time, the interest in maintaining a market in the Company Series A Preferred Stock on the part of securities firms, the possible termination of registration of the Company Series A Preferred Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and other factors. See the section “The Mergers — Listing of the Company Series A Preferred Stock” below.

The Company’s charter contains provisions that may delay, defer or prevent transactions that may be beneficial to the holders of the Company Series A Preferred Stock.  The Company’s charter contains provisions that are intended to, among other purposes, assist the Company in qualifying as a REIT. The charter provides that subject to certain exceptions, including exemptions that may be granted by the Company Board under certain circumstances, no person or entity may beneficially own or constructively own more than

9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of the Company Common Stock or the Company Series A Preferred Stock. Any attempt to own or transfer shares of Company Common Stock or the Company Series A Preferred Stock in excess of the applicable ownership limit without the consent of the Company Board either will result in the shares being transferred by operation of the charter to a charitable trust, and the person who attempted to acquire such shares will not have any rights in such shares, or in the transfer being void. These restrictions on transferability and ownership will not apply if the Company Board determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or if the Company Board determines that such restrictions are no longer necessary to maintain REIT status. The ownership limit may delay or impede a transaction or a change in control that might be in the best interests of the Company’s stockholders, including the holders of Company Series A Preferred Stock.

The Company may authorize and issue capital stock without the approval of holders of the Company Series A Preferred Stock.  While the Company may not, without a vote of the holders of Company Series A Preferred Stock, authorize, create, issue or increase the authorized or issued amount of any class of capital stock ranking senior to the Company Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon the liquidation, dissolution or winding up of the affairs of the Company, the Company’s charter authorizes the Company Board, without any action by the stockholders of the Company, to (i) amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Company has the authority to issue, (ii) issue authorized but unissued shares of Company Common Stock or Company Series A Preferred Stock and (iii) classify or reclassify any unissued shares of Company Common Stock or Company Series A Preferred Stock and to set the preferences, rights and other terms of such classified or unclassified shares. There can be no assurance that the Company Board will not establish additional classes and/or series of capital stock that would delay, defer or prevent a transaction that may be in the best interests of the Company’s stockholders, including the holders of Company Series A Preferred Stock.

Holders of Company Series A Preferred Stock will have limited voting rights.  Brookfield DTLA owns 100% of the outstanding shares of the Company Common Stock and controls (and following the consummation of the REIT Merger will control) 100% of the aggregate voting power of the Company’s capital stock, except that holders of Company Series A Preferred Stock will have voting rights, under certain circumstances, (1) to elect two preferred stock directors to the Company Board (referred to as preferred stock directors) and (2) with respect to (i) the creation of additional classes or series of preferred stock that are senior to the Company Series A Preferred Stock and (ii) an amendment of the Company’s charter (whether by merger, consolidation, transfer or conveyance of all or substantially all of our assets or otherwise) that would materially adversely affect the rights of holders of Company Series A Preferred Stock. By virtue of their limited voting rights, holders of Company Series A Preferred Stock will have limited control over the outcome of any corporate transaction or other matters that the Company confronts (see the section “Control and Management of the Company — Management of Brookfield DTLA” below). Subject to their limited voting rights or as may be required by applicable law, holders of Company Series A Preferred Stock will be unable to block any such matter in their capacity as stockholders or through their representation on the Company Board, if any, by preferred stock directors (which preferred stock directors will not be a majority of the directors comprising the Company Board). The voting rights of the Company Series A Preferred Stock are more fully described in the section “Description of the Company Series A Preferred Stock — Voting Rights” below.

Certain provisions of Maryland law could inhibit changes in control.  Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could be in the best interests of the Company’s stockholders, including: (1) “business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or any affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and supermajority stockholder voting requirements on these combinations; and (2) “control share” provisions that provide that a holder of “control shares” of the Company (defined as shares that, when aggregated with other shares controlled by the stockholder except solely by virtue of a revocable proxy, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) has no voting rights with respect to such shares except to the extent approved by the Company’s stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. The Company has opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of the Company Board, and in the case of the control share provisions of the MGCL pursuant to a provision in the Company’s bylaws. However, the Company Board may by resolution elect to opt in to the business combination provisions of the MGCL and the Company may, by amendment to the Company’s bylaws, opt in to the control share provisions of the MGCL in the future. In addition, provided that the Company has a class of equity securities registered under the Exchange Act and at least three independent directors, Subtitle 8 of Title 3 of the MGCL permits the Company to elect to be subject, by provision in the Company’s charter or bylaws or a resolution of the Company Board and notwithstanding any contrary provision in the charter or bylaws, to certain provisions, including, among other provisions, a classified Company Board and a requirement that a vacancy on the Company Board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred. The Company’s charter and bylaws and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of the Company’s stockholders, including the holders of Company Series A Preferred Stock.

BPO will control the management and operation of the Company.  Brookfield DTLA will be managed by BPO through a direct wholly-owned subsidiary of BPO formed for such purpose (“BPO Manager”). BPO, through its ownership interest in BPO Manager and Brookfield DTLA, will control the Company, including the power to vote to elect all members of the Company Board (other than the preferred stock directors, if any). By virtue of BPO’s control of and substantial ownership in the Company, BPO will have significant influence over the outcome of any corporate transaction or other matters that the Company confronts (see the section “Control and Management of the Company — Management of Brookfield DTLA” below). Subject to any limitations contained in the Company’s charter, bylaws or as may be required by applicable law, holders of Company Series A Preferred Stock will be unable to block any such matter in their capacity as stockholders or through their representation under certain circumstances, if any, by up to two directors on the Company Board (which directors will not be a majority of the members comprising the Company Board). The rights, terms and conditions of the Company Series A Preferred Stock are more fully described below in the section “Description of the Company Series A Preferred Stock.”

There may be conflicts of interest in the Company’s relationship with BPO and its affiliates.   Following the consummation of the Mergers and the Subsequent Transactions, the Company and its subsidiaries and DTLA OP will enter into one or more agreements with affiliates of BPO pursuant to which such affiliates will serve as service providers with respect to the properties that these companies own. These services may include property management, development oversight, leasing, construction and design and monitoring and other services. In consideration for the services to be provided under these agreements, BPO’s affiliates will be paid fees by Company and its subsidiaries and DTLA OP. In addition, affiliates of the Brookfield Parties may enter into additional agreements, including additional service agreements, with the Company and its subsidiaries and DTLA OP. There can be no assurance that these agreements will be made on terms that will be at least as favorable to Company and its subsidiaries and DTLA OP as those that could have been obtained in an arm’s length transaction between parties that are not affiliated. Accordingly, these agreements may involve conflicts between the interest of BPO’s affiliate, on the one hand, and Company and its subsidiaries and DTLA OP, on the other hand.

Members of the Company’s management team have competing duties to other entities.  Following the consummation of the Mergers and the Subsequent Transactions, the Company’s executive officers will not spend all of their time managing the Company’s activities and the Company’s real estate portfolio. Many of the Company’s executive officers will allocate most of their time to other businesses and activities. For example, each of the Company’s executive officers is also an employee of BPO or one of its affiliates. None of these individuals is required to devote a specific amount of time to the Company’s affairs. Accordingly, the Company will compete with BPO, its affiliates and possibly other entities in the future for the time and attention of these officers.

COMPANY AND REAL ESTATE INDUSTRY RISKS

Our current strategy is to complete the Mergers and, following the transactions contemplated by the Merger Agreement and the Subsequent Transactions, to own and invest in commercial properties primarily in the Los Angeles County Business District (“LACBD”) that are of a high-quality, determined by our view of the certainty of receiving rental payments generated by the tenants of those assets. However, we will be subject to various risks specific to our portfolio, the geographies in which we operate and where our properties are located and those inherent in the commercial property business generally. In evaluating the Company and our business as we expect it to operate following the closing of the Mergers and the Subsequent Transactions, the following challenges, uncertainties and risks should be considered in addition to the other information contained in this prospectus.

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.  Our economic performance, the value of our real estate assets and, therefore, the value of the Company Series A Preferred Stock, is subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; global economic conditions; the cyclical nature of the real estate industry; adverse economic or real estate developments in Southern California, particularly in the LACBD; local real estate market conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for such properties; our liquidity situation, including our failure to obtain additional capital or extend or refinance debt maturities on favorable terms or at all; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; our failure to qualify as and to maintain our status as a REIT or the status of certain of our subsidiaries as REITs (see the section — “Tax Risks — We will not be able to confirm our ability to qualify as a REIT until after the consummation of the Mergers and the Subsequent Transactions and no opinion of counsel as to the ability of the Company to satisfy the requirements for REIT qualification is being rendered. Failure to qualify as or maintain our status as a REIT could have significant adverse consequences to us, our ability to make distributions and the value of our stock, including the Company Series A Preferred Stock” below); increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the decrease in the attractiveness of our properties to tenants; the decrease in the underlying value of our properties; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether or not a property is producing sufficient income to service these expenses.

The results of our business and our financial condition will be significantly dependent on the economic conditions and demand for office space in southern California.  Most of our properties will be located in Los Angeles County, California, and many of them will be concentrated in the LACBD, which may expose us to greater economic risks than if most of our properties were located in a different geographic region or more geographic regions. Moreover, because our portfolio of properties will consist primarily of office buildings, a decrease in the demand for office space (especially Class A office space), in particular in the LACBD, may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. We will be susceptible to adverse developments in the markets for office space, particularly in Southern California. Such adverse developments could include oversupply of or reduced demand for office space; declines in property values; business layoffs, downsizings, relocations or industry slowdowns affecting tenants of our properties; changing demographics; increased telecommuting; terrorist targeting of or acts of war against high-rise structures; infrastructure quality; California state budgetary constraints and priorities; increases in real estate and other taxes; costs of complying with state, local and federal government regulations or increased regulation and other factors. In addition, the State of California is generally regarded as more litigious and more highly regulated and taxed than many other U.S. states which may adversely impact the market, including the demand for, office space in California. There can be no assurance as to the growth of the southern California economy or the national economy or our future growth rate.

U.S. economic conditions are uncertain.  U.S. economic conditions are uncertain. In particular, volatility in the U.S. and international capital markets and the condition of the California economy may adversely affect our liquidity and financial condition, as well as the liquidity and financial condition of tenants in our properties.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that will be subject to expiring leases would adversely affect our cash flows, operating results and financial condition.  Our income-producing properties will generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any lease renewal or extension, or of any new lease for such space may be less favorable to us than the existing lease, and may be less favorable to us than prevailing market terms for similar leases in the relevant market. We would be adversely affected, in particular, if any significant tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all.

Competition may adversely affect our ability to lease available space in our properties.  Other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Some of the properties of our competitors may be newer, better located or better capitalized than the properties we will own following the consummation of the Mergers and the Subsequent Transactions. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows, operating results and financial condition may suffer.

Our ability to realize our strategies and capitalize on our competitive strengths will depend on our ability to effectively operate our commercial properties, maintain good relationships with tenants and remain well capitalized, and our failure to do any of the foregoing could adversely affect our ability to compete effectively in the markets in which we do business.

Reliance on significant tenants could adversely affect our operating results and financial condition.  Many of our properties will be occupied by one or more significant tenants and our revenues from those properties will be materially dependent on the creditworthiness and financial stability of those tenants. Our business would be adversely affected if any of those tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all. In the event of a default by one or more significant tenants, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing the property. If a lease with a significant tenant is terminated, it may be difficult, costly and time consuming to attract new tenants and lease the property for the rent and on terms as favorable as the previous lease or at all.

We could be adversely impacted by tenant defaults, bankruptcies or insolvencies.  A tenant of our properties may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments. If any tenant becomes a debtor in a case under the U.S. Bankruptcy Code, we cannot evict a tenant solely because of its bankruptcy. In addition, the bankruptcy court may authorize a tenant to reject and terminate its lease. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt or insolvent tenant will pay in full amounts it owes under a lease. The loss of rental payments from tenants and costs of re-leasing would adversely affect our cash flows, operating results and financial condition. In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flow may not be sufficient to meet all of our obligations and liabilities or to make distributions to our stockholders, including holders of Company Series A Preferred Stock.

There are numerous risks associated with the use of debt to finance our business, including refinancing risk.  We will incur debt in the ordinary course of our business and therefore will be subject to the risks associated with debt financing. These risks, including the following, may adversely impact our operating results and our financial condition: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our properties at maturity due to business and market factors (including: disruptions and volatility in the capital and credit markets, the estimated cash flow of our properties, and the value (or appraised value) of our properties); financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable to us as the original terms of the related indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties on disadvantageous terms. In addition, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases.

If we are unable to manage our interest rate risk efficiently, our cash flows and operating results may suffer.  Following the consummation of the Mergers and the Subsequent Transactions, certain of our indebtedness will bear interest at a variable rate and we may in the future incur additional variable-rate indebtedness. In addition, we may be required to refinance our debt at higher rates. There can be no assurance that the benchmarks on which our variable-rate indebtedness is based will not increase or that interests rates available for any refinancing in the future will not be higher than the debt being refinanced. Increases in such rates will increase our interest expense and could have an adverse impact on our cash flows and operating results. In addition, though we will attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows and operating results.

Our substantial indebtedness may adversely affect our operating results and financial condition, and may limit our flexibility to operate our business.  On a pro-forma basis assuming completion of the Mergers and the Subsequent Transactions, we expect to have aggregate consolidated indebtedness of approximately $2,300 million. After payments of principal and interest on our indebtedness we may not have sufficient cash resources to operate our properties or meet all of our other obligations. Following the consummation of the Mergers and the Subsequent Transactions, certain of our indebtedness will include lockbox and other cash management provisions, which, under certain circumstances, could limit our ability to utilize available cash flow from the relevant properties. There can be no assurance that terms of debt we incur in the future or of modifications of existing debt will not significantly limit our operating and financial flexibility, which may in turn limit our ability to efficiently respond and adapt to changes or competition in our business.

If we are unable to extend, refinance or repay mortgage debt on our properties at maturity, we could default on such debt which may permit the lenders to foreclose on the applicable property. Proceeds from any disposition of a foreclosed property may not be sufficient to repay the full amount of the underlying debt. If we are unable to extend, refinance or repay our debt as it comes due, our business, financial condition and operating results may be materially and adversely affected. If we are unable to refinance our debt as it matures on acceptable terms, or at all, we may need to dispose of one or more of our properties on disadvantageous terms. Furthermore, even if we are able to obtain extensions on or refinance our existing debt, such extensions or new loans may include operational and financial covenants significantly more restrictive than our current debt covenants and may limit the operation or growth of our business.

Restrictive covenants in indebtedness may limit management’s discretion with respect to certain business matters.  Instruments governing any of our indebtedness may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on our ability to, among other things, create liens or other encumbrances, pay dividends or make distributions on our capital stock (including the Company Series A Preferred Stock), make certain other payments, investments, loans and guarantees and sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require us to meet certain financial ratios and financial condition tests. Failure to comply with any such covenants could result in a default which, if not cured or waived, could result in acceleration of the relevant indebtedness.

The Company will be subject to obligations under certain “non-recourse carve out” guarantees that may be triggered in the future.  All of our properties are encumbered by traditional non-recourse debt obligations. In connection with certain of these loans, the MPG Partnership entered into “non-recourse carve out” guarantees and Brookfield DTLA will enter “non-recourse carve out” guarantees, which provide for these otherwise non-recourse loans to become partially or fully recourse against the MPG Partnership or, following the consummation of the Mergers and the Subsequent Transactions, the Company or one of its subsidiaries, if certain triggering events occur. Although these events differ from loan to loan, some of the common events include: the special purpose property-owning indirect subsidiaries of the Company filing a voluntary petition for bankruptcy; the special purpose property-owning subsidiary’s failure to maintain its status as a special purpose entity; and, subject to certain conditions, the special purpose property-owning subsidiary’s failure to obtain the lender’s written consent prior to a transfer or conveyance of the associated property, including, in many cases, indirect transfers in connection with a change in control of the Company. In addition, other items that are customarily recourse to a non-recourse carve out guarantor include, but are not limited to, the payment of real property taxes, the breach of representations related to environmental issues or hazardous substances, physical waste of the property, liens which are senior to the mortgage loan and outstanding security deposits.

Increasing utility costs in California may have an adverse effect on our operating results and occupancy levels.  The State of California continues to experience issues related to the supply of electricity, water and natural gas. In recent years, shortages of electricity have resulted in increased costs for consumers and certain interruptions in service. Increased consumer costs and consumer perception that the State of California is not able to effectively manage its utility needs may reduce demand for leased space in California office properties. A significant reduction in demand for office space could adversely affect our financial condition and results of operations.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate or desired.  Large and high quality office properties like the ones that we will own following the consummation of the Mergers can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

The Mergers and related transactions may cause the MPG’s real estate assets to be revalued for property tax and California Proposition 13 purposes.  The Mergers and related transactions may trigger a reassessment of the value of the real estate assets held by MPG for purposes of property taxes and California Proposition 13. To the extent any such revaluation results in an increase in the assessed value of MPG’s assets for property taxes and California Proposition 13 purposes, the taxes owed by the Company and its subsidiaries with respect to such assets could be correspondingly increased. Any increase in the amount owed with respect to property taxes and/or California Proposition 13 would decrease cash available for distributions to holders of our stock, including holders of Company Series A Preferred Stock, and lower distributions of cash could adversely affect the value of the Company Series A Preferred Stock.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.  We expect to maintain insurance on our properties in amounts and with deductibles that we believe are in line with coverages maintained by owners of similar types of properties, however, we may not be able to obtain coverage at commercially reasonable rates and the insurance we do obtain may not cover all potential losses we might experience. There also are certain types of risks (such as war or acts of terrorism, or environmental contamination, such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties. Any of these events could adversely impact our business, financial condition and results of operations.

We are subject to possible environmental liabilities and other possible liabilities.  As an owner and manager of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us.

Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing building material (“ACBM”) in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal, provincial and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

If excessive moisture accumulates in our buildings or on our building materials, it may trigger mold growth. Mold may emit airborne toxins or irritants. Inadequate ventilation, chemical contamination and other biological contaminants (including pollen, viruses and bacteria) could also impair indoor air quality at our buildings. Impaired indoor air quality may cause a variety of adverse health effects, such as allergic reactions. If mold or other airborne contaminants exist or appear at our properties, we may have to undertake a costly remediation program to contain or remove the contaminants or increase indoor ventilation. If indoor air quality were impaired, we may have to temporarily relocate some or all of a property’s tenants and could be liable to our tenants, their employees or others for property damage and/or personal injury.

Some of the properties that we will own following the consummation of the Mergers and the Subsequent Transactions contain ACBM and we could be liable for such fines or penalties. We cannot assure our stockholders, including the holders of Company Series A Preferred Stock, that costs of future environmental compliance will not affect our ability to make distributions to our stockholders, including distributions or dividends on the Company Series A Preferred Stock, or such that costs or other remedial measures will not have a material adverse effect on our business, assets or results of operations. None of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, assets or results of operations.

In addition, some of the properties that we will own following the consummation of the Mergers and the Subsequent Transactions contain, or may have contained, or are adjacent to or near other properties that have contained or currently contain, underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or be liable to third parties with respect to the releases. From time to time, the Environmental Protection Agency (“EPA”) designates certain sites affected by hazardous substances as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act. The EPA identifies parties who are considered to be potentially responsible for the hazardous substances at Superfund sites and makes them liable for the costs of responding to the hazardous substances. The parcel of land on which Glendale Center (a property that was disposed by MPG during 2012) is located within a large Superfund site, and we could be named as a potentially responsible party with respect to that site.

Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operations.

Regulations under building codes and human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties to comply with these codes, it could adversely affect our financial condition and results of operations.

We may also incur significant costs complying with other regulations. Our properties will be subject to various federal, state, provincial and local regulatory requirements, such as state, provincial and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. Existing requirements may change and compliance with future requirements may require significant unanticipated expenditures that could affect our cash flow and results from operations.

Existing conditions at some of our properties may expose us to liability related to environmental matters, which may exceed our environmental insurance coverage limits.  Independent environmental consultants have conducted Phase I or other environmental site assessments on all of the properties that we will own following the consummation of the Mergers and the Subsequent Transactions. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey, and the assessments may fail to reveal all environmental conditions, liabilities or compliance concerns.

In connection with its due diligence of MPG prior to entering into the Merger Agreement, BPO conducted initial environmental tests at certain of MPG’s Downtown Los Angeles properties and found that a widely used commercial building material used in certain MPG’s Downtown Los Angeles properties contained ACBM. None of the recent site assessments revealed any past or present environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future and future laws, ordinances or regulations may impose material additional environmental liability.

We expect to maintain environmental insurance coverage for likely and reasonably anticipated potential environmental liability, including liability associated with the discharge, seepage, migration or release of any solid, liquid or gaseous contaminant, however, we may not be able to obtain coverage at commercially reasonable rates and the insurance we do obtain may not cover all potential losses we might experience. There can be no assurance that any environmental insurance coverages we do obtain will be sufficient.

Losses resulting from the breach of our loan document representations related to environmental issues or hazardous substances will generally be recourse to the Company or one of its subsidiaries pursuant to “non-recourse carve out” guarantees and therefore present a risk to the Company should a special purpose property-owning subsidiary be unable to cover such a loss. We cannot assure our stockholders that costs of future environmental compliance will not affect our ability to make dividends or distributions to our stockholders, including on the Company Series A Preferred Stock, or such costs or other remedial measures will not have a material adverse effect on our business, assets or results of operations.

We may suffer a significant loss resulting from fraud, other illegal acts or inadequate or failed internal processes or systems.  We may suffer a significant loss resulting from fraud or other illegal acts or inadequate or failed internal processes or systems. We will rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems will be managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as people and systems risks. Failure to manage these risks can result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

We may be subject to litigation.  In the ordinary course of our business, we expect that we may be subject to litigation from time to time. The outcome of any such proceedings may materially adversely affect us and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. The acquisition, ownership and disposition of real property will expose us to certain litigation risks which could result in losses, some of which may be material. Litigation may be commenced with respect to a property we have acquired in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer who is passed over in favor of another buyer as part of our efforts to maximize sale proceeds may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosures made. Similarly, successful buyers may later sue us for losses associated with latent defects or other problems not uncovered in due diligence. We may also be exposed to litigation resulting from the activities of our tenants or their customers. See the section “Information about the Companies — Brookfield DTLA Fund Office Trust Investor Inc. — Litigation” below for more information.

Litigation related to the Merger Agreement may not be resolved prior to the Mergers.  Lawsuits were filed against MPG, the MPG Board, the MPG Partnership, BPO, Offeror, the Company, REIT Merger Sub and Partnership Merger Sub alleging, among other things, that MPG’s directors breached their fiduciary duties in connection with the Mergers by failing to maximize the value of MPG and ignoring or failing to protect against conflicts of interest, and that the relevant Brookfield Parties named as defendants aided and abetted those breaches of fiduciary duty. The lawsuits are in their early stages and, therefore we are unable to predict the outcome of the lawsuits and the possible range of loss, if any, associated with their resolution or any potential effect the lawsuits may have on our operations. Depending on the outcome or resolution of these lawsuits, they could have a material effect on our operations, including our financial condition, results of operation or cash flows. See the section “Information about the Companies — Brookfield DTLA Fund Office Trust Investor Inc. — Litigation” for more information.

The pendency of the Mergers may have adversely affected the business and operations of MPG.  In connection with the pending Mergers, tenants of the properties we will own following the Mergers and the Subsequent Transactions may delay or defer decisions regarding the renewal of their leases, which could adversely impact our revenues, earnings, cash flows and expenses. In addition, due to operating covenants in the Merger Agreement, during the pendency of the Mergers MPG may have been unable to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions or otherwise act outside the ordinary course of business, even if such actions would have proved beneficial to MPG and, following the consummation of the Mergers and the Subsequent Transactions, to us.

Our future results may suffer if we are unable to effectively manage our real estate portfolio.  Our future success will depend, in part, upon our ability to manage and successfully monitor our operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls.

Future terrorist attacks in the United States could harm the demand for and the value of our properties.  Future terrorist attacks in the U.S., such as the attacks that occurred in New York City and Washington, D.C. on September 11, 2001, and other acts of terrorism or war could harm the demand for and the value of our properties. Certain of the properties we will own following the consummation of the Mergers and the Subsequent Transactions are well-known landmarks and may be perceived as more likely terrorist targets than similar, less recognizable properties, which could potentially reduce the demand for and value of these properties. A decrease in demand or value could make it difficult for us to renew leases or re-lease space at lease rates equal to or above historical rates or then-prevailing market rates or to refinance indebtedness related to our properties. Terrorist attacks also could directly impact the value of our properties through damage, destruction, loss, or increased security costs, and the availability of insurance for such acts may be limited or more costly. Six of the seven largest properties in the LACBD — the properties known as US Bank Tower, Gas Company Tower, Wells Fargo Tower, KPMG Tower, Two California Plaza and One California Plaza — are located within the Bunker Hill section of Downtown Los Angeles. Because these properties are located so closely together, a terrorist attack on any one of these properties, or in the Downtown Los Angeles or Bunker Hill areas generally, could materially damage, destroy or impair the use by tenants of one or more of these properties. To the extent that our tenants are impacted by future attacks, their ability to continue to honor obligations under their existing leases with us could be adversely affected. Additionally, certain tenants will have termination rights or purchase options in respect of certain casualties.

Climate change may adversely impact our operations and markets.  There is significant concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non tropical storms. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

If we are unable to recover from a business disruption on a timely basis our financial condition and results of operations could be adversely affected.  Our business will be vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations could be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions.

TAX RISKS

We will not be able to confirm our ability to qualify as a REIT until after the consummation of the Mergers and the Subsequent Transactions and no opinion of counsel as to the ability of the Company to satisfy the requirements for REIT qualification is being rendered. Failure to qualify as or maintain our status as a REIT could have significant adverse consequences to us, our ability to make distributions and the value of our stock, including the Company Series A Preferred Stock.

To qualify as a REIT, we must satisfy a number of asset, income, organizational, operational, dividend distribution, stock ownership and other requirements on an ongoing basis. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which only a limited number of judicial and administrative interpretations exist. Even an inadvertent or technical mistake could jeopardize our REIT qualification. Our qualification as a REIT depends on the satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis.

Our ability to qualify as a REIT after the consummation of the Mergers and the Subsequent Transactions will depend on the ability of the MPG Asset REITs and the Brookfield Asset REITs to individually satisfy the asset, income, organizational, distribution, stockholder ownership and other requirements discussed above on a continuing basis. Whether the MPG Asset REITs and the Brookfield Asset REITs will be able to qualify for taxation as REITs, and therefore whether we will be able to qualify, is a question of fact. Our counsel is not rendering an opinion as to the ability of the Company to satisfy the requirements for REIT qualification because we cannot confirm the facts required to make such a determination until after the consummation of the Mergers and the Subsequent Transactions.

Should we qualify for taxation as a REIT, we intend to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes under the Code. If, for any reason, we subsequently fail to qualify as a REIT and are not entitled to relief under certain Code provisions, we would be unable to elect REIT status for the four taxable years following the year during which we ceased to so qualify.

Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially applicable with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.

If we fail to qualify for taxation as a REIT in our initial or any subsequent taxable year, we will be subject to corporate-level tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. We may also be subject to state and local taxes if we fail to qualify as a REIT. Any such corporate tax liability could be substantial and would reduce the amount of cash available for investment, debt service and distribution to holders of our stock, which in turn could have an adverse effect on the value of our stock. Distributions to our stockholders if we fail to qualify as a REIT will not be deductible by us, nor will they be required to be made (unless required by the terms of our governing documents). See the section “Material U.S. Federal Income Tax Consequences — U.S. Federal Taxation of the Company — Failure to Qualify as a REIT” for more information. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as dividends (whether or not attributable to capital gains of the Company). Subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Dividends paid to non-corporate U.S. Holders that constitute qualified dividend income will be eligible for taxation at the preferential rates applicable to long-term capital gains, provided certain conditions are met. As a result of all these factors, our failure to qualify as a REIT could impair our business and operating strategies and adversely affect the value of our stock and our ability to make distributions on our stock, including, in each case, the Company Series A Preferred Stock. See the sections “Material U.S. Federal Income Tax Consequences — Taxation of U.S. Holders of Company Series A Preferred Stock — Failure to Qualify as a REIT” and “Material U.S. Federal Income Tax Consequences —Taxation of Non-U.S. Holders of Company Series A Preferred Stock — Failure to Qualify as a REIT” for more information.

Even if we qualify as a REIT, we may incur other tax liabilities that could reduce our cash flows.  Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets including, but not limited to, taxes on any undistributed income and property and transfer taxes. In order to avoid federal corporate income tax on our earnings, each year we must distribute to holders of our stock, including holders of the Company Series A Preferred Stock, at least 90% of our REIT taxable income, determined before the deductions for dividends paid and excluding any net capital gain. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income and net capital gain, we will be subject to federal corporate income tax on our undistributed REIT taxable income and net capital gain. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to holders of our stock, including holders of the Company Series A Preferred Stock, in a calendar year is less than a minimum amount specified under the Code. Any of these taxes would decrease cash available for distributions to holders of our stock, including holders of the Company Series A Preferred Stock, and lower distributions of cash could adversely affect the value of the Company Series A Preferred Stock. See the section “Material U.S. Federal Income Tax Consequences — U.S. Federal Taxation of the Company — General” for more information.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.  Certain dividends known as qualified dividends currently are subject to the same tax rates as long-term capital gains, which are lower than rates for ordinary income. Dividends payable by REITs, however, generally are not eligible for such reduced rates. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of our stock, including the Company Series A Preferred Stock. See the sections “Material U.S. Federal Income Tax Consequences — Taxation of U.S. Holders of Company Series A Preferred Stock” and “Material U.S. Federal Income Tax Consequences — Taxation of Non-U.S. Holders of Company Series A Preferred Stock” for more information.

You may be deemed to receive a taxable distribution without the receipt of any cash or property.   Under Section 305(c) of the Code, holders of the Company Series A Preferred Stock may be treated for U.S. federal income tax purposes as receiving constructive distributions if the “issue price” of the Company

Series A Preferred Stock such holders receive in the REIT Merger is lower than the redemption price of such Company Series A Preferred Stock. If the redemption price exceeds the issue price and, based on all the facts and circumstances as of the date of the REIT Merger, redemption pursuant to the Company’s right to redeem is more likely than not to occur, then a holder of Company Series A Preferred Stock will be deemed to receive a series of constructive distributions of stock in the total amount of such excess, so long as the amount by which the redemption price exceeds the issue price is not de minimis. These constructive distributions will be deemed to be made to such holders in increasing amounts (on a constant-yield basis) during the period from the date of issuance (the date of the REIT Merger) to the date on which it is most likely that the Company Series A Preferred Stock will be redeemed, based on all of the facts and circumstances as of the issue date. In addition, constructive distributions could arise in other circumstances as well. In the event a holder of the Company Series A Preferred Stock receives a constructive distribution, such holder may incur U.S. federal income tax liability with respect to such constructive distribution without receiving any corresponding distribution of cash with which to pay such taxes. We expect to take the position that the issuance of the Company Series A Preferred Stock pursuant to the REIT Merger results in a constructive distribution to Holders of shares of Company Series A Preferred Stock. The Company’s determination, however, remains subject to continuing review. See the sections “Material U.S. Federal Income Tax Consequences — Taxation of U.S. Holders of Company Series A Preferred Stock — Constructive Distributions” and “Material U.S. Federal Income Tax Consequences — Taxation of Non-U.S. Holders of Company Series A Preferred Stock — Constructive Distributions” for more information.

Withholding obligations with respect to constructive distributions may increase your taxable income and/or decrease the amount of cash you receive upon the payment of cash distributions on the Series A Preferred Stock.  In the event a constructive distribution is deemed made out of the Company’s current or accumulated earnings and profits and is therefore treated as a dividend for U.S. federal income tax purposes, the Company may be required to withhold on such deemed distributions. If the Company pays a cash dividend in the same taxable period as a constructive distribution that is treated as a dividend, the Company will withhold from such cash distribution the required withholding, if any, on the total amount of such distribution, including the constructive distribution, that is taxed as a dividend for U.S. federal income tax purposes, therefore reducing the amount of cash proceeds you may otherwise have received. In the event the Company must withhold on a constructive distribution that is treated as a dividend and does not pay a cash dividend in the same taxable period, any amounts withheld and paid over to the government with respect to a Holder will constitute additional taxable income to that Holder for U.S. federal income tax purposes. See the sections “Material U.S. Federal Income Tax Consequences — Taxation of U.S. Holders of Company Series A Preferred Stock,” “Material U.S. Federal Income Tax Consequences — Taxation of Non-U.S. Holders of Company Series A Preferred Stock” and “Material U.S. Federal Income Tax Consequences — Information Reporting and Backup Withholding” for more information.

Applicable REIT laws may restrict certain business activities.  As a REIT, we are subject to various restrictions on the types of income we can earn, assets we can own and activities in which we can engage. Business activities that could be impacted by applicable REIT laws include, but are not limited to, activities such as developing alternative uses of real estate, including the development and/or sale of properties. To qualify as a REIT for federal income tax purposes, we must satisfy certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, our compliance with the REIT requirements may hinder our business and operating strategies, financial condition and results of operations. See the section “Material U.S. Federal Income Tax Consequences — U.S. Federal Taxation of the Company” for more information.

The application of FIRPTA to Non-U.S. Holders of Company Series A Preferred Stock is not clear.  A non-U.S. person disposing of a U.S. real property interest (“USRPI”), including shares of a U.S. corporation whose assets consist principally of USRPIs, is generally subject to a tax under the Foreign Investment in Real Property Tax Act (“FIRPTA”), on the gain recognized on the disposition. FIRPTA will not apply, however, to the disposition of Company Series A Preferred Stock if the Company is a “domestically controlled REIT” or, in certain cases, to a Non-U.S. Holder (as defined in the section “Material U.S. Federal Income Tax Consequences”) who owns five percent or less of the value of our Company Series A Preferred Stock and the

Company Series A Preferred Stock is regularly traded on an established securities market. We cannot make any assurances that the Company will be a domestically controlled REIT following the REIT Merger. If we were to fail to qualify as a “domestically controlled REIT,” gains realized by a Non-U.S. Holder on a sale of Company Series A Preferred Stock would be subject to FIRPTA unless the Company Series A Preferred Stock was traded on an established securities market and the Non-U.S. Holder did not at any time during a specified testing period directly or indirectly own more than five percent of the Company Series A Preferred Stock. We cannot, however, make any assurances that the Company Series A Preferred Stock will be regularly traded on an established securities market following the REIT Merger. See the section “Taxation of Non-U.S. Holders of Company Series A Preferred Stock” for more information.

Non-U.S. Holders of Company Series A Preferred Stock may be subject to tax under FIRPTA on distributions.  Non-U.S. Holders (as defined in the section “Material U.S. Federal Income Tax Consequences”) of Company Series A Preferred Stock may incur FIRPTA tax on distributions by us that are attributable to gain from a sale or exchange of a USRPI. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. person is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. trade or business of the non-U.S. person. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. persons, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

If the Company Series A Preferred Stock is “regularly traded” on an established securities market located in the United States following the REIT Merger, capital gain dividends on the Company Series A Preferred Stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI as long as the non-U.S. stockholder did not own more than 5% of the Company Series A Preferred Stock at any time during the one-year period preceding the distribution. As a result, if this exception applies, Non-U.S. Holders generally will be subject to withholding tax on such capital gain dividends in the same manner as they are subject to withholding tax on ordinary dividends. We cannot, however, make any assurances that the Company Series A Preferred Stock will be regularly traded on an established securities market located in the United States following the REIT Merger. If the Company Series A Preferred Stock is not regularly traded on an established securities market located in the United States or the Non-U.S. Holder owned more than 5% of the Company Series A Preferred Stock at any time during the one-year period preceding the distribution, capital gain dividends that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A Non-U.S. Holder may receive a credit against its tax liability for the amount we withhold. Moreover, if a Non-U.S. Holder disposes of Company Series A Preferred Stock during the 30-day period preceding a dividend payment, and such Non-U.S. Holder (or a person related to such Non-U.S. Holder) acquires or enters into a contract or option to acquire the Company Series A Common Stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such Non-U.S. Holder, then such Non-U.S. Holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain. See the section “Taxation of Non-U.S. Holders of Company Series A Preferred Stock” for more information.

The exchange of shares of MPG Preferred Stock for shares of Company Series A Preferred Stock in the REIT Merger will be a taxable transaction for U.S. federal income tax purposes, but holders of MPG Preferred Stock will not receive any cash with which to pay the tax due, if any.  The exchange of shares of MPG Preferred Stock for shares of Company Series A Preferred Stock pursuant to the REIT Merger will be a taxable transaction for U.S. federal income tax purposes. Thus, it is possible that an exchanging holder of MPG Preferred Stock pursuant to the REIT Merger will recognize taxable income for U.S. federal income tax purposes as a result of the REIT Merger and incur U.S. federal income tax liability with respect to such exchange without receiving any corresponding distribution of cash with which to pay such taxes. See the sections “Material U.S. Federal Income Tax Consequences — Consequences of the REIT Merger to U.S.

Holders of MPG Preferred Stock” and “Material U.S. Federal Income Tax Consequences — Consequences of the REIT Merger to Non-U.S. Holders of MPG Preferred Stock” for more information.

MPG may not have sufficient NOLs and other deductions to offset its gain on the deemed sale of its assets for the merger consideration.  For United States federal income tax purposes, the REIT Merger will be a taxable transaction to MPG and its stockholders. MPG will be treated as if it had sold all of its assets to REIT Merger Sub in exchange for the merger consideration and then made a liquidating distribution of the merger consideration to MPG stockholders in exchange for their MPG shares. MPG believes its net operating losses (“NOLs”) and certain other deductions (including the dividends paid deduction) should be available to offset substantially all of MPG’s gain from the deemed sale of its assets. If MPG’s net operating losses are subject to limitations under Section 382 of the Code, or otherwise, and the gain realized by MPG on the deemed sale of its assets exceeds all other available deductions, if any, MPG may not have sufficient NOLs to offset gain realized as a result of the deemed sale of its assets. See the sections “Material U.S. Federal Income Tax Consequences — Consequences to MPG, REIT Merger Sub and the Company of the REIT Merger” for more information.

We will participate in transactions and make tax calculations for which the ultimate tax determination may be uncertain.  We will participate in many transactions and make tax calculations during the course of our business for which the ultimate tax determination will be uncertain. While we believe we maintain provisions for uncertain tax positions that appropriately reflect our risk, these provisions are made using estimates of the amounts expected to be paid based on a qualitative assessment of several factors. It is possible that liabilities associated with one or more transactions may exceed our provisions due to audits by, or litigation with, relevant taxing authorities which may materially affect our financial condition and results of operations.

ADDITIONAL RISKS RELATING TO THE COMPANY

MPG’s business and the business that relates to the assets that the Company will own following the consummation of the Mergers and the Subsequent Transactions are, and will continue to be, subject to the risks described in Part I, Item 1A in MPG’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2012 as filed with the SEC and incorporated by reference in this prospectus. See the section “Where You Can Find More Information” on page 166 for the location of information incorporated by reference in this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement, which includes this prospectus, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	risks generally incident to the ownership of real property, including the ability to retain tenants and rent space upon lease expirations, the financial condition and solvency of our tenants, the relative illiquidity of real estate and changes in real estate taxes, regulatory compliance costs and other operating expenses;
•	risks associated with the Downtown Los Angeles market, which is characterized by challenging leasing conditions, including limited numbers of new tenants coming into the market and the downsizing of large tenants in the market such as accounting firms, banks and law firms;
•	risks related to increased competition for tenants in the Downtown Los Angeles market, including aggressive attempts by competing landlords to fill large vacancies by providing tenants with lower rental rates, increasing amounts of free rent and providing larger allowances for tenant improvements;
•	the impact or unanticipated impact of general economic, political and market factors in the regions in which the Company or any of its subsidiaries does business;
•	the use of debt to finance the Company’s business or that of its subsidiaries;
•	the behavior of financial markets, including fluctuations in interest and foreign exchanges rates;
•	uncertainties of real estate development or redevelopment;
•	global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•	risks relating to the Company’s insurance coverage;
•	the possible impact of international conflicts and other developments, including terrorist acts;
•	potential environmental liabilities;
•	dependence on management personnel;
•	the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom;
•	operational and reputational risks;

•	catastrophic events, such as earthquakes and hurricanes; and
•	other risks and factors relating to the transactions contemplated by the Merger Agreement including, but not limited to:
º	the possibility that the proposed Mergers will not be consummated on the terms described in this Registration Statement, or at all;
º	increases in operating costs resulting from the expenses related to the proposed Mergers;
º	failure to realize the anticipated benefits and synergies of the transactions contemplated by the Merger Agreement, including as a result of a delay in completing the Mergers or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of Brookfield DTLA, the Company and their respective subsidiaries and MPG;
º	risks resulting from any lawsuits that may arise out of or have arisen as a result of the proposed Mergers or other transactions contemplated by the Merger Agreement; and
º	the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in the reports of the Company, BPO, Offeror and MPG filed with the SEC and the Canadian securities regulatory authorities, as applicable.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements or information, holders of MPG Preferred Stock, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

INFORMATION ABOUT THE COMPANIES

Brookfield DTLA Fund Office Trust Investor Inc. (the “Company”)

Description of the Business

The Company is a Maryland corporation incorporated on April 19, 2013, and following the Mergers and the Subsequent Transactions, will own, develop and manage primarily Class A office properties in southern California in the United States. The Company has its principal executive offices at 250 Vesey Street, 15th Floor, New York, New York 10281. The telephone number of the Company’s principal executive offices is (212) 417-7000.

The Company is a direct subsidiary of DTLA Holding and an indirect subsidiary of Brookfield DTLA and of BPO formed for the purpose of consummating the transactions contemplated by the Merger Agreement. All of the outstanding shares of Company Common Stock are currently owned by DTLA Holding. Prior to the consummation of the Mergers and the Subsequent Transactions, the Company will redeem the shares of Company Common Stock held by DTLA Holding and issue new shares of Company Common Stock to Brookfield DTLA. Immediately prior to the closing of the Mergers, the Company will be a direct subsidiary of Brookfield DTLA. At the effective time of the REIT Merger, the Company will issue the shares of Company Series A Preferred Stock. The Company has conducted no activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement and the Subsequent Transactions. The Company intends to operate as a REIT for federal income tax purposes. Accordingly, in connection with the transactions contemplated by the Merger Agreement, the Company will issue shares of 15% Series B Cumulative Nonvoting Preferred Stock, par value $0.01 per share (the “Company Series B Preferred Stock”), having an initial aggregate liquidation preference of approximately $125,000 ($1,000 per share), to approximately 125 stockholders in order to satisfy certain requirements for the Company to be treated as a REIT under the Code. The Company Series B Preferred Stock will rank junior to the Company Series A Preferred Stock as described in the section “Description of the Company Series A Preferred Stock”.

Prior to the consummation of the Mergers and the Subsequent Transactions, the Company’s sole assets are shares of the common stock, par value $0.01 per share (the “Surviving Corporation Common Stock”), and shares of the 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Surviving Corporation Series A Preferred Stock”), of REIT Merger Sub (the entity into which MPG is to be merged, and which will be the Surviving Corporation in the REIT Merger). The Surviving Corporation Common Stock and Surviving Corporation Series A Preferred Stock will constitute all of the outstanding capital stock of REIT Merger Sub, with the exception of shares of Series B Cumulative Nonvoting Preferred Stock, par value 0.01 per share (the “Surviving Corporation Series B Preferred Stock”), of REIT Merger Sub having an initial aggregate liquidation preference of approximately $125,000 ($1,000 per share) to be issued to approximately 125 stockholders in order to satisfy certain requirements for the Surviving Corporation to be treated as a REIT under the Code. Following the Mergers and the Subsequent Transactions, through to the Company’s interest in the Surviving Corporation, the Company will own, indirectly, interests in the properties and assets owned by MPG prior to the Mergers, as well as certain other assets held by affiliates of BPO prior to the Mergers that, as part of the Subsequent Transactions, will be contributed to New OP by the Surviving LLC, Brookfield DTLA and, potentially, Properties Holding Inc. as part of the Subsequent Transactions. Our corporate structure following the Mergers and the Subsequent Transactions is described in more detail below in the section “Information about the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions.” In addition, the principal real estate assets that will be owned by us following the Mergers and the Subsequent Transactions are described in detail in the section “Description of Real Estate and Operating Data of the Company”.

Litigation

MPG has occasionally been involved in various litigation and other legal matters, including personal injury claims and administrative proceedings, which it is addressing or defending in the ordinary course of business. The Company believes that, following the consummation of the Mergers and the Subsequent Transactions, any liability that may result upon resolution of such matters that are currently pending will not have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole.

Legal Proceedings. After the announcement of the execution of the Merger Agreement, seven putative class actions were filed against MPG, the MPG Board, the MPG Partnership, BPO, Offeror, the Company, REIT Merger Sub, and Partnership Merger Sub. Five of these lawsuits were filed on behalf of MPG’s common stockholders: (i) two lawsuits, captioned Coyne v. MPG Office Trust, Inc., et al., No. BC507342 (the “Coyne Action”), and Masih v. MPG Office Trust, Inc., et al., No. BC507962 (the “Masih Action”), were filed in the Superior Court of the State of California in Los Angeles County on April 29, 2013 and May 3, 2013, respectively; and (ii) three lawsuits, captioned Kim v. MPG Office Trust, Inc. et al., No. 24-C-13-002600 (the “Kim Action”), Perkins v. MPG Office Trust, Inc. et al., No. 24-C-13-002778 (the “Perkins Action”), and Dell’Osso v. MPG Office Trust, Inc. et al., No. 24-C-13-003283 (the “Dell’Osso Action”), were filed in the Circuit Court for Baltimore City, Maryland on May 1, 2013, May 8, 2013, and May 22, 2013, respectively (collectively, the “Common Stock Actions”). Two lawsuits, captioned Cohen v. MPG Office Trust, Inc. et al., No. 24-C -13-004097 (the “Cohen Action”) and Donlan v. Weinstein et al., No. 24-C-13004293 (the “Donlan Action”), were filed on behalf of MPG’s preferred stockholders in the Circuit Court for Baltimore City, Maryland on June 20, 2013 and July 2, 2013, respectively (collectively, the “Preferred Stock Actions,” together with the Common Stock Actions, the “Merger Litigations”).

In each of the Common Stock Actions, the plaintiffs allege, among other things, that MPG’s directors breached their fiduciary duties in connection with the proposed merger by failing to maximize the value of MPG and ignoring or failing to protect against conflicts of interest, and that the relevant Brookfield Parties named as defendants aided and abetted those breaches of fiduciary duty. The Kim Action further alleges that the MPG Partnership also aided and abetted the breaches of fiduciary duty by MPG’s directors, and the Dell’Osso Action further alleges that MPG and the MPG Partnership aided and abetted the breaches of fiduciary duty by MPG’s directors. On June 4, 2013, the Kim and Perkins plaintiffs filed identical, amended complaints in the Circuit Court for Baltimore City, Maryland. On June 5, 2013, the Masih plaintiffs also filed an amended complaint in the Superior Court of the State of California in Los Angeles County. The three amended complaints, as well as the Dell’Osso complaint, also allege that the preliminary Proxy Statement filed by MPG with the SEC on May 21, 2013 (as may be amended or supplemented from time to time, the “Proxy Statement”) is false and/or misleading because it fails to include certain details of the process leading up to the merger and fails to provide adequate information concerning the opinions of MPG’s financial advisors.

In each of the Preferred Stock Actions, which were brought on behalf of MPG’s preferred stockholders, the plaintiffs allege, among other things, that, by entering into the Merger Agreement and Tender Offer, MPG breached the Articles Supplementary, which governs the issuance of the Series A Cumulative Redeemable Preferred Stock, that MPG’s directors breached their fiduciary duties by agreeing to a merger agreement that violated the preferred stockholders’ contractual rights and that the relevant Brookfield Parties named as defendants aided and abetted those breaches of contract and fiduciary duty. On July 15, 2013, the plaintiffs in the Preferred Stock Actions filed a joint amended complaint in the Circuit Court for Baltimore City, Maryland that further alleges that the MPG Board failed to disclose material information regarding the Company’s extension of the Tender Offer. On that same day, an intervenor plaintiff, preferred shareholder EJF Debt Opportunities Master Fund, L.P., EJF Debt Opportunities Master Fund II, LP, and EJF Select Master Fund (collectively “EJF”), filed a brief in support of the Cohen and Donlan plaintiffs’ motion for preliminary injunction, which include additional allegations that (i) the MPG Board breached their fiduciary duties by entering into a transaction that favored the common stockholders and disfavored the preferred stockholders; and (ii) the disclosures filed by MPG and the Company are misleading because the new preferred shares will not have the same rights as the exiting preferred shares because of the ability of other Brookfield subsidiaries to issue securities that will have an effective priority over the new preferred shares.

The plaintiffs in the seven lawsuits seek an injunction against the proposed Mergers, rescission or rescissory damages in the event the Mergers have been consummated, an award of fees and costs, including attorneys’ and experts’ fees, and other relief.

On July 10, 2013, solely to avoid the costs, risks and uncertainties inherent in litigation, MPG and the other named defendants in the Common Stock Actions signed a memorandum of understanding (the “MOU”), regarding a proposed settlement of all claims asserted therein. The MOU provides, among other things, that the parties will seek to enter into a stipulation of settlement which provides for the release of all asserted claims. The asserted claims will not be released until such stipulation of settlement is approved by the court. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. Additionally, as part of the MOU, MPG has agreed (i) to make certain additional disclosures related to the proposed merger, which were filed with the SEC on a Schedule 14A dated July 11, 2013, (ii) to amend the Merger Agreement to allow MPG to release third parties currently subject to confidentiality agreements with the Company from any standstill restrictions contained in such agreements and (iii) to file a Current Report on Form 8-K and related press release (which were respectively filed and issued on July 11, 2013). Finally, in connection with the proposed settlement, plaintiffs in the Common Stock Actions intend to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be determined by the Superior Court of the State of California in Los Angeles County. This payment will not affect the amount of consideration to be received by MPG stockholders pursuant to the terms of the Merger Agreement.

In the Preferred Stock Actions, at a hearing on July 24, 2013, the Circuit Court for Baltimore City, Maryland denied plaintiffs’ motion for preliminary injunction seeking to enjoin the Tender Offer and the REIT Merger.

Directors and Officers of the Company

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Company and certain other information is set forth on Schedule I.

The Other Brookfield Parties

Brookfield Office Properties Inc. (“BPO”)

BPO is a corporation formed under the laws of Canada that operates head offices in New York, Toronto, Sydney and London and owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. BPO has its principal executive offices at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3, and the telephone number of BPO’s principal executive offices is (416) 369-2300.

As of the date hereof, BPO’s portfolio is comprised of interests in 111 properties totaling 81 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the Brookfield Places in New York, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. BPO’s common shares trade on the NYSE and Toronto Stock Exchange under the symbol “BPO”. BPO is a guarantor of certain specific obligations of the Company and REIT Merger Sub under the Merger Agreement. However, BPO is not an obligor of, and is not now or in the future required to provide credit support for, the Company Series A Preferred Stock.

More information about BPO is available on BPO’s website at www.brookfieldofficeproperties.com and in materials filed by BPO with the SEC from time to time, many of which are available on BPO’s website or at no charge on the SEC’s website (www.sec.gov). See also the section “Where You Can Find More Information” on page 166.

Brookfield DTLA Holdings LLC (“Brookfield DTLA”)

Brookfield DTLA was formed as a Delaware limited partnership on February 21, 2013 and converted to a Delaware limited liability company on May 10, 2013. Following the completion of the Mergers and the Subsequent Transactions, BPO, through wholly-owned subsidiaries, will own approximately 47% of Brookfield DTLA with institutional partners holding the remaining approximately 53% interest. Brookfield DTLA will be managed by Brookfield DTLA GP LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of BPO, referred to herein as “BPO Manager.” The sole member and manager of BPO Manager is BOP Management Inc., a Delaware corporation and a direct wholly-owned subsidiary of BPO (“BOP Management”).

Brookfield DTLA Fund Office Trust Inc. (“REIT Merger Sub” and after the REIT Merger, the “Surviving Corporation”)

REIT Merger Sub is a Maryland corporation incorporated on April 19, 2013. REIT Merger Sub is a direct subsidiary of the Company. REIT Merger Sub will be the Surviving Corporation in the REIT Merger, and following the REIT Merger intends to operate as a REIT for federal income tax purposes. Accordingly, prior to the consummation of the REIT Merger, REIT Merger Sub will issue shares of Surviving Corporation Series B Preferred Stock having an initial aggregate liquidation preference of $125,000 ($1,000 per share) to approximately 125 stockholders in order to satisfy certain requirements for the Surviving Corporation to be treated as a REIT under the Code, which Surviving Corporation Series B Preferred Stock will rank junior to the Surviving Corporation Series A Preferred Stock held by the Company.

Brookfield DTLA, Inc. (“DTLA Inc.”)

DTLA Inc. is a Delaware corporation incorporated on April 23, 2013. DTLA Inc. is direct subsidiary of BPO and was formed for the purpose of consummating the transactions contemplated by the Merger Agreement, specifically as the entity that will launch the Tender Offer. Prior to the acceptance for payment of any shares of MPG Preferred Stock pursuant to the Tender Offer, DTLA Inc. intends to assign all of its rights and obligations under the Tender Offer to DTLA Holding.

DTLA Fund Holding Co. (“DTLA Holding”)

DTLA Holding is a Maryland corporation incorporated on April 19, 2013. Prior to the acceptance for payment of any shares of MPG Preferred Stock pursuant to the Tender Offer, DTLA Inc. intends to assign all of its rights and obligations under the Tender Offer to DTLA Holding. As used herein, references to the “Offeror” mean DTLA Inc. and/or DTLA Holding, as applicable.

Brookfield DTLA Fund Properties LLC(“Partnership Merger Sub”)

Partnership Merger Sub is a Maryland limited liability company formed on April 19, 2013. Partnership Merger Sub is a direct subsidiary of REIT Merger Sub and was formed for the purpose of consummating the transactions contemplated by the Merger Agreement.

Brookfield DTLA, DTLA Inc., DTLA Holding, REIT Merger Sub and Partnership Merger Sub are affiliates of BPO and have conducted no activities to date other than activities incidental to their formation and in connection with the transactions contemplated by the Merger Agreement and the Subsequent Transactions. Each of the Brookfield Parties has its principal executive offices at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3. The telephone number of each of the Brookfield Parties’ principal executive offices is (416) 369-2300.

Directors and Officers of BPO and BOP Management

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer and certain other information of BPO and BOP Management is set forth on Schedules II and III, respectively. BOP Management is the sole member and manager of BPO Manager, the sole general partner of Brookfield DTLA.

Litigation

BPO and the other Brookfield Parties (other than DTLA Holding) are named defendants in the Merger Litigations described above with respect to the Company.

MPG Office Trust, Inc. (“MPG”)

MPG is the largest owner and operator of Class A office properties in the Los Angeles central business district. MPG is a full-service real estate company with substantial in-house expertise and resources in property management, leasing, and financing. Shares of MPG Common Stock trade on the NYSE under the symbol “MPG” and shares of MPG Preferred Stock trade on the NYSE under the symbol “MPG-A.” For more information on MPG, visit MPG’s website at www.mpgoffice.com and see MPG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, MPG’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 and other reports filed with the SEC, which are incorporated herein by reference.

MPG is a self-administered and self-managed REIT, and operates as a REIT for federal income tax purposes. Through MPG’s controlling interest in the MPG Partnership, of which it is the sole general partner and holds an approximate 99.8% interest, and the direct and indirect subsidiaries of the MPG Partnership, MPG owns, manages and leases real estate located primarily in the greater Los Angeles area of California. This real estate primarily consists of office properties, parking garages and land parcels.

As of March 31, 2013, the MPG Partnership indirectly owns six office properties, and on- and off-site parking garages (the “Total MPG Portfolio”). MPG holds an approximate 99.8% interest in the MPG Partnership, and therefore does not completely own the Total MPG Portfolio. The aggregate square footage of the Total MPG Portfolio has not been reduced to reflect the MPG Partnership’s limited partners’ 0.2% share of the MPG Partnership.

As of March 31, 2013, the Total MPG Portfolio included the following:

•	Five office properties located in the LACBD totaling 6.4 million square feet that were 78.0% leased;
•	One office property located in Pasadena, California totaling 0.2 million square feet that was 100.0% leased; and
•	Parking garages located in the LACBD totaling 2.6 million square feet, which accommodate 8,057 vehicles.

MPG directly manages the properties in the Total MPG Portfolio through the MPG Partnership and/or its direct and indirect subsidiaries. MPG receives income primarily from rental revenue (including tenant reimbursements) from its office properties, and to a lesser extent, from its parking garages.

On June 18, 2013, MPG completed the sale of US Bank Tower to Overseas Union Enterprise Limited pursuant to a purchase and sale agreement dated March 11, 2013. MPG issued a press release announcing the closing of the transaction on June 18, 2013.

On July 18, 2013, MPG completed the sale of Plaza Las Fuentes to East West Bank and Downtown Properties Holdings, LLC pursuant to a purchase and sale agreement dated May 13, 2013, which was amended on May 28, 2013. MPG issued a press release announcing the closing of the transaction on July 18, 2013.

Litigation

MPG is occasionally involved in various litigation and other legal matters, including personal injury claims and administrative proceedings, which it is addressing or defending in the ordinary course of business. MPG’s management believes that any liability that may potentially result upon resolution of the matters that are currently pending will not have a material adverse effect on MPG’s business, financial condition or results of operations as a whole.

MPG, the MPG Board, and the MPG Partnership are named defendants in the Merger Litigations described above with respect to the Company.

Additional information about MPG and its subsidiaries is included in documents incorporated by reference in this document. See the section “Where You Can Find More Information” on page 166.

Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions

The following is a description of the structure of the Company and its subsidiaries following the completion of the Mergers and the Subsequent Transactions. This description does not purport to be complete and is qualified in its entirety by reference to the full text of each of the following documents, which are incorporated herein by reference:

•	the articles of incorporation of the Company filed as Exhibit 3.1 to this Registration Statement;
•	the articles supplementary classifying and designating the Company Series A Preferred Stock (the “Company Series A Articles”) filed as Exhibit 4.1 to this Registration Statement (See also the section “Description of the Company Series A Preferred Stock” beginning on page 107);

•	the articles supplementary classifying and designating the Company Series B Preferred Stock filed as Exhibit 4.2 to this Registration Statement;
•	the articles of incorporation of the Surviving Corporation filed as Exhibit 3.3 to this Registration Statement;
•	the articles supplementary classifying and designating the Surviving Corporation Series A Preferred Stock (the “Surviving Corporation Series A Articles”) filed as Exhibit 4.3 to this Registration Statement;
•	the articles supplementary classifying and designating the Surviving Corporation Series B Preferred Stock filed as Exhibit 4.4 to this Registration Statement;
•	the limited liability company agreement of Surviving LLC filed as Exhibit 10.1 to this Registration Statement (See also the section “Description of the Surviving LLC Operating Agreement beginning on page 117);
•	the limited liability company agreement of New OP filed as Exhibit 10.2 to this Registration Statement (See also the section “Description of the New OP Operating Agreement” beginning on page 119); and
•	the limited liability company agreement of DTLA OP filed as Exhibit 10.3 to this Registration Statement.

You should carefully read each of the foregoing documents in their entirety. In addition, to help you understand the structure described below, a structure chart is included following this description.

Following completion of the Mergers and the Subsequent Transactions, there will be outstanding three classes of capital stock of the Company, consisting of (i) shares of Company Common Stock, all of which will be held by Brookfield DTLA, (ii) shares of Company Series A Preferred Stock, which will be held immediately following the REIT Merger by the holders of MPG Preferred Stock immediately prior to the effective time of the REIT Merger, and (iii) shares of Company Series B Preferred Stock, which will rank junior to the Company Series A Preferred Stock as to dividends and upon liquidation, having an initial aggregate liquidation preference of approximately $125,000 ($1,000 per share), which will be held by approximately 125 stockholders in order to satisfy certain requirements for the Company to be treated as a REIT under the Code.

The Company Series A Articles provide that:

•	any and all accrued and unpaid dividends (whether or not such dividends are declared) on each share of MPG Preferred Stock in exchange for which a share of Company Series A Preferred Stock is issued pursuant to the REIT Merger will be treated as if accrued by the Company with respect to such share of Company Series A Preferred Stock prior to the date of original issue pursuant to the REIT Merger (we refer to such accrued amount as the “MPG Preferred Accrual;” the MPG Preferred Accrual on each share of MPG Preferred Stock as of June 30, 2013 will be $8.90);
•	the MPG Preferred Accrual and any subsequently accrued and unpaid dividends on the shares of Company Series A Preferred Stock (as provided in the Company Series A Articles), including those dividends accrued during the then-current dividend period, must be paid in full before the Company may (i) make any distributions on or with respect to any class or series of securities of the Company ranking on parity with or junior to the Company Series A Preferred Stock (other than a dividend paid in shares of a class of stock ranking junior to the Company Series A Preferred Stock and provided that a dividend may be paid on any other class or series of capital stock ranking, as to dividends, on parity with the Company Series A Preferred Stock so long as such dividend is paid pro rata to the Company Series A Preferred Stock and to each other class or series of stock ranking, as to dividends, on parity with the Company Series A Preferred Stock) or (ii) redeem, purchase or otherwise acquire for any consideration any class or series of securities of the Company ranking on parity with or junior to the Company Series A Preferred Stock (except by conversion into or exchange for other shares of any class or series of capital stock of the Company ranking junior to the Company Series A Preferred Stock as to dividends and upon liquidation, and except for certain other acquisitions of shares as described in the Company Series A Articles, and as may be necessary to maintain the Company’s status as a REIT under the Code); and
•	if the Company receives distributions from the Surviving Corporation on its shares of Surviving Corporation Series A Preferred Stock, the Company will pay a like distribution on the Company Series A Preferred Stock out of funds legally available therefore, except as prohibited by Maryland law or otherwise by the Company’s charter.

The Company will be a holding company with minimal assets other than the capital stock of its subsidiaries. The Company’s direct and indirect subsidiaries will conduct all of the Company’s operations and will be the source of substantially all of its income. As described in more detail below, the Company will hold certain direct and indirect preferred equity interests in subsidiary entities in the same amounts and bearing substantially the same terms as the Company Series A Preferred Stock.

Following completion of the Mergers, the Company will hold all of the issued and outstanding shares of Surviving Corporation Common Stock and Surviving Corporation Series A Preferred Stock, which will constitute all of the issued and outstanding capital stock of the Surviving Corporation other than shares of Surviving Corporation Series B Preferred Stock having an initial aggregate liquidation preference of approximately $125,000 ($1,000 per share) issued to approximately 125 stockholders in order to satisfy certain requirements for the Surviving Corporation to be treated as a REIT under the Code. The Surviving Corporation Series B Preferred Stock will rank junior as to dividends and upon liquidation to the Surviving Corporation Series A Preferred Stock held by the Company.

The terms of the Surviving Corporation Series A Preferred Stock set forth in the Surviving Corporation Series A Articles are substantially the same as the terms of the Company Series A Preferred Stock set forth in the Company Series A Articles, including the deemed accrual by the Surviving Corporation in respect of shares of the Surviving Corporation Series A Preferred Stock of an amount equal to the MPG Preferred Accrual. The Surviving Corporation Series A Articles:

•	require that the Surviving Corporation become current on accrued and unpaid dividends (including the MPG Preferred Accrual) on the Surviving Corporation Series A Preferred Stock prior to making any (i) distributions on or with respect to any class or series of securities of the Surviving Corporation that are on parity with or junior to the Surviving Corporation Series A Preferred Stock (other than a dividend paid in shares of a class of stock ranking junior to the Surviving Corporation Series A Preferred Stock and provided that a dividend may be paid on any other class or series of capital stock ranking, as to dividends, on parity with the Surviving Corporation Series A Preferred Stock so long as such dividend is paid pro rata to the Surviving Corporation Series A Preferred Stock and to each other class or series of stock ranking, as to dividends, on parity with the Surviving Corporation Series A Preferred Stock) or (ii) redemptions, purchases or other acquisitions for any consideration of any class or series of securities of the Surviving Corporation that are on parity with or junior to the Surviving Corporation Series A Preferred Stock (except by conversion into or exchange for other shares of any class or series of capital stock ranking junior to the Surviving Corporation Series A Preferred Stock as to dividends and upon liquidation, and except for certain other acquisitions of shares as described in the articles supplementary of the Surviving Corporation Series A Preferred Stock, and as may be necessary to maintain the Surviving Corporation’s status as a REIT under the Code);
•	if any shares of Company Series A Preferred Stock are redeemed by the Company, require that the Surviving Corporation redeem an equivalent number of shares of Surviving Corporation Series A Preferred Stock for an amount equal to their liquidation preference, plus any accrued and unpaid dividends (including the MPG Preferred Accrual) with respect to such shares; and
•	do not provide for the redemption of any shares of Surviving Corporation Series A Preferred Stock in other circumstances (except for redemption related to the restrictions on ownership and transfer of the Surviving Corporation’s stock).

Immediately following the consummation of the Mergers, the Surviving Partnership will be converted into a limited liability company, with interests substantially identical to the common and preferred partnership units of the Surviving Partnership. We refer to this entity as the “Surviving LLC” and to the Series A Preferred Units to be issued by the Surviving LLC as the “Surviving LLC Preferred Interests.” The Surviving Corporation will own all of the common interests of the Surviving LLC and all of the Surviving LLC Preferred Interests. The economic terms of the common interests of the Surviving LLC and of the Surviving LLC Preferred Interests are substantially the same as the economic terms of the Surviving Corporation Common Stock and the Surviving Corporation Series A Preferred Stock, respectively. The terms of the Surviving LLC Preferred Interests require the Surviving LLC to accrue preferential cumulative, non-compounding distributions in respect of the Surviving LLC Preferred Interests in the same amount as the corresponding accrual of dividends on the Company Series A Preferred Stock (including the MPG Preferred Accrual), regardless of whether there are funds available for such distributions and whether or not such distributions are made. The Surviving Corporation will serve as the managing member of the Surviving LLC, and therefore will control making distributions on the Surviving LLC Preferred Interests.

If the Company determines to redeem shares of the Company Series A Preferred Stock, the Surviving Corporation will redeem an equal number of shares of Surviving Corporation Series A Preferred Stock from the Company. The Surviving Corporation will then cause the Surviving LLC to redeem an equivalent portion of the Surviving LLC Preferred Interests at a price of $25.00 per unit, plus any accrued and unpaid distributions (including an amount equal to the MPG Preferred Accrual) with respect to such interests so the amount distributed by the Surviving LLC in redemption of Surviving LLC Preferred Interests equals the amount to be paid by the Surviving Corporation to the Company in redemption of shares of Surviving Corporation Series A Preferred Stock. The Company would then use such funds to redeem shares of the Company Series A Preferred Stock as described above.

Following the closing of the Mergers, the Surviving LLC and Brookfield DTLA (and, in certain cases, Brookfield DTLA Fund Properties Holding Inc., a wholly owned subsidiary of Brookfield DTLA (“Properties Holding Inc.”)), will form Brookfield DTLA Fund Properties II LLC as a new Delaware limited liability company, which we refer to as “New OP.” New OP will indirectly own all of the Company’s interests in the MPG Contributed Properties and the Brookfield DTLA Contributed Assets (each as defined below). Surviving LLC will be the managing member of New OP. If New OP issues a membership interest to Properties Holding Inc., Properties Holding Inc. will have certain limited approval rights for certain transactions involving New OP described in the section “Description of New OP Operating Agreement.”

In return for the Series A interest in New OP (the “New OP Series A Interest”), the Surviving LLC will contribute to New OP substantially all of its assets, principally the limited liability company interests in the limited liability companies that own the MPG properties known as Wells Fargo Tower, Gas Company Tower, KPMG Tower, 777 Tower, 755 Figueroa, 4050 West Metropolitan, and cash on hand (the “MPG Contributed Properties”). Following that contribution, New OP will contribute each limited liability company holding one of these real property assets to a separate subsidiary which (with the exception of 755 Figueroa and 4050 West Metropolitan), plan to elect to be taxed as a REIT (each an “MPG Asset REIT”), and each of these MPG Asset REITs will be a wholly owned subsidiary of New OP (except for preferred shares in each MPG Asset REIT that will have an aggregate liquidation preference of approximately $125,000 ($1,000 per share) to be issued to approximately 125 stockholders in order to satisfy certain requirements for each of the MPG Asset REITs to be treated as a REIT under the Code). The New OP Series A Interest held by the Surviving LLC, described in more detail below, will have (i) a liquidation preference equal to $243 million, (ii) an accrued and unpaid preferred return equal to the aggregate amount of the MPG Preferred Accrual, (iii) the right to receive preferential, cumulative, non-compounding distributions on the liquidation preference at a rate of 7.625% per annum and (iv) the right to participate in certain additional distributions from New OP.

Brookfield DTLA and, in certain cases, Properties Holding Inc. will transfer to New OP common limited liability company interests in Brookfield DTLA Fund Properties III LLC (“DTLA OP”). Prior to the consummation of the Mergers, DTLA OP will be formed as a Delaware limited liability company and a wholly-owned subsidiary of Brookfield DTLA to own all of the capital stock of three entities that own certain real estate assets, specifically (a) Brookfield DTLA 333 South Hope REIT (which will hold Bank of America Tower), (b) Brookfield 725 South Figueroa REIT (which will hold Ernst & Young Tower) and (c) Brookfield

DTLA FIGAT7TH REIT (which will hold 7th and Figueroa) (each a “Brookfield Asset REIT” and collectively, the “Brookfield DTLA Contributed Assets”), except for preferred shares in each Brookfield Asset REIT that will have an aggregate liquidation preference of approximately $125,000 ($1,000 per share) to be issued to approximately 125 stockholders in order to satisfy certain requirements for each Brookfield Asset REIT to be treated as a REIT under the Code. The common limited liability company interests of DTLA OP will have the distribution rights described below, and as described in more detail below will be junior to a senior participating preferred interest in DTLA OP held by Brookfield DTLA. New OP will be the managing member of DTLA OP, subject to the limited approval rights of Brookfield DTLA described in the Limited Liability Company Agreement of DTLA OP which is filed as Exhibit 10.3 to the Registration Statement of which this prospectus forms a part. In return for this contribution (i) Brookfield DTLA will receive the Series B interest in New OP (the “New OP Series B Interest”), and (ii) if it makes a contribution to New OP, Properties Holding Inc. will receive the Series A1 interest in New OP (the “New OP Series A1 Interest”). In addition, as additional consideration for the New OP Series B Interest, Brookfield DTLA is (i) contributing $1 million in cash and (ii) separately making a commitment to make future capital contributions in cash or property to New OP, if and when called by New OP, to fund up $260 million of future cash needs of New OP and its subsidiaries, including the MPG Contributed Properties (the “Financing Commitment”).

The fair market value of the Brookfield DTLA Contributed Assets, net of related secured debt and $25 million in indebtedness owed to an affiliate of BPO, is approximately $595 million, based on the amount in cash being paid for an approximately 35% interest in these assets by the two investors in Brookfield DTLA that did not own an interest in any of the Brookfield DTLA Contributed Assets prior to the transactions contemplated by the Merger Agreement. The price was determined in an arms’ length negotiation between unaffiliated parties. The DTLA OP common interests contributed to New OP will be junior to a senior participating preferred interest in DTLA OP held by Brookfield DTLA, which will be entitled to (i) an initial liquidation preference of $240 million (subject to increase as described below), (ii) preferential quarterly distributions from DTLA OP on the liquidation preference at a rate of 7% per annum that are cumulative and compounding, and (iii) the right to participate in certain additional distributions from DTLA OP. After payment in full of the liquidation preference and preferred return on the senior participating preferred interest in DTLA OP, distributions (the “DTLA OP Common Distributions”) will be paid 4% to Brookfield DTLA with respect to its senior participating preferred interest in DTLA OP and 96% to New OP, subject to adjustment as provided below. The senior preferred interest in DTLA OP held by Brookfield DTLA will entitle Brookfield DTLA to limited approval rights with respect to certain significant transactions relating to DTLA OP. The aggregate value of the DTLA OP common interests Brookfield DTLA contributes to New OP, directly and through Properties Holding Inc., will be approximately $341 million (based on the valuation of the Brookfield DTLA Contributed Assets described above), subject to reduction if more than 20% of the MPG Preferred Stock is acquired by the Offeror in the Tender Offer, as described below.

The portion of the DTLA OP common interests that are contributed to New OP by Properties Holding Inc., if any, and therefore the size of the New OP Series A1 Interest to be issued, will depend on the results of the Tender Offer. In order to meet certain structuring requirements relating to domestic control of the MPG Asset REITs and the Brookfield Asset REITs, the liquidation preference of the New OP Series A1 Interest will be equal to 100.5% of the result obtained by multiplying the Excess Non-Tendered Percentage (defined below) by the liquidation preference of the MPG Preferred Stock (equal to $243 million). The New OP Series A1 Interest will also be issued with an accrued and unpaid return equal to 100.5% of the product of the Excess Non-Tendered Percentage and the aggregate MPG Preferred Accrual (such accrued and unpaid return amount, the “New OP Series A1 Preferred Accrual”). The “Excess Non-Tendered Percentage” equals the excess, if any, of (i) the percentage of the outstanding shares of MPG Preferred Stock that are not acquired by Offeror in the Tender Offer over (ii) the percentage of the outstanding shares of MPG Preferred Stock that are acquired by Offeror in the Tender Offer. The value of the contribution to be made by Brookfield DTLA, on the one hand, and Properties Holding Inc., on the other, is therefore dependent on the amount of MPG Preferred Stock acquired by the Offeror in the Tender Offer, and will not be known until completion of the Tender Offer, which will occur at approximately the same time as the closing of the Mergers and the issuance of the Company Series A Preferred Stock.

For each share of MPG Preferred Stock acquired in the Tender Offer, the value of the Properties Holding Inc.’s contribution to New OP, as well as the liquidation preference and the New OP Series A1 Preferred Acrual of the New OP Series A1 Interest decreases. For example:

•	If 10% of the shares of MPG Preferred Stock are acquired in the Tender Offer, then (i) the “Excess Non-Tendered Percentage” will be 80%, (ii) the New OP Series A1 Interest would have a liquidation preference of approximately $195 million and (iii) assuming a closing on June 30, 2013, a Series A1 Preferred Accrual of $70 million;
•	If 25% of the shares of MPG Preferred Stock are acquired in the Tender Offer, then (i) the “Excess Non-Tendered Percentage” will be 50%, (ii) the New OP Series A1 Interest would have a liquidation preference of approximately $122 million and (iii) assuming a closing on June 30, 2013, a Series A1 Preferred Accrual of $43 million;
•	If 30% of the shares of MPG Preferred Stock are acquired in the Tender Offer, then (i) the “Excess Non-Tendered Percentage” will be 40%, (ii) the New OP Series A1 Interest would have a liquidation preference of approximately $98 million and (iii) assuming a closing on June 30, 2013, a Series A1 Preferred Accrual of $35 million; and
•	If 50% or more of the shares of MPG Preferred Stock are acquired in the Tender Offer, then (i) the “Excess Non-Tendered Percentage” will be 0%, (ii) the New OP Series A1 Interest will not be issued and (iii) Properties Holding Inc. will not be a member of New OP.

In all cases, distributions will be paid to the Surviving LLC with respect to its New OP Series A Interest, as described below.

If more than 20% of the MPG Preferred Stock is acquired in the Tender Offer, Brookfield DTLA will reduce the interest in DTLA OP it contributes directly to New OP and thereby maintain an increased interest in DTLA OP. The value of the increased interest in DTLA OP retained by Brookfield DTLA will equal $50 in value in DTLA OP interests for every share of the MPG Preferred Stock that is acquired by Offeror in the Tender Offer in excess of the 20% threshold, and will consist of (i) first an increase in the liquidation preference on the DTLA OP senior preferred interest, in an amount not to exceed $20 million, and (ii) thereafter, a proportionate increase in the percentage of DTLA OP Common Distributions to be paid to Brookfield DTLA. The value of the DTLA OP interest contributed by Brookfield DTLA, directly and through Properties Holding Inc., if applicable, to New OP at the Closing will in all cases exceed the sum of the liquidation preference of the New OP Series A1 Interest and the New OP Series A1 Preferred Accrual by an amount estimated to range between $10 million and $194 million, depending on the results of the Tender Offer. The percentage of DTLA OP Common Distributions to be paid to Brookfield DTLA will range between 4% if less than approximately 25% of the MPG Preferred Stock is acquired in the Tender Offer (leaving New OP with 96% of the DTLA OP Common Distributions) and 42% if at least half of the MPG Preferred Stock is acquired in the Tender Offer (leaving New OP with 58% of the DTLA OP Common Distributions).

The following table illustrates some of the concepts discussed in the preceding paragraphs based on the percentage of the MPG Preferred Stock acquired. All calculations exclude the $1 million in cash contributed to New OP by Brookfield DTLA. All amounts are in millions of dollars (except percentages) and are estimated amounts, as of June 30, 2013.

MPG Series A Preferred % Tendered	Fair Market Value of DTLA OP Contributed Assets (A)	Liquidation Preference of Senior Participating Preferred Interest issued by DTLA OP (Notes 1 and 2) (B)	New OP Participation in DTLA OP (After repayment of preferred portion of Senior Participating Preferred Interest issued by DTLA OP) (Note 3) (C)	Fair Market Value of New OP’s common interest in DTLA OP (D = (A-B)* C)	Liquidation Preference of New OP Series A1 Interest (Note 4) (E)	New OP Series A1 Preferred Accrual (Note 5) (F)	Excess Fair Market Value as of June 30, 2013 (Note 6) (G = D-E-F)
0%	$595	$240	96%	$341	$244	$87	$10
20%	$595	$240	96%	$341	$147	$52	$142
25%	$595	$260	94%	$316	$122	$43	$151
30%	$595	$260	87%	$292	$98	$35	$159

MPG Series A Preferred % Tendered	Fair Market Value of DTLA OP Contributed Assets (A)	Liquidation Preference of Senior Participating Preferred Interest issued by DTLA OP (Notes 1 and 2) (B)	New OP Participation in DTLA OP (After repayment of preferred portion of Senior Participating Preferred Interest issued by DTLA OP) (Note 3) (C)	Fair Market Value of New OP’s common interest in DTLA OP (D = (A-B)* C)	Liquidation Preference of New OP Series A1 Interest (Note 4) (E)	New OP Series A1 Preferred Accrual (Note 5) (F)	Excess Fair Market Value as of June 30, 2013 (Note 6) (G = D-E-F)
50%	$595	$260	58%	$194	$0	$0	$194

Notes:

1.	The approximate fair market value of the Brookfield DTLA Contributed Assets, net of related secured debt and $25 million of indebtedness owed to an affiliate of BPO, based on the price being paid for an approximately 35% interest in these assets by the two investors in Brookfield DTLA that did not previously own an interest in any of the Brookfield DTLA Contributed Assets, as described above.
2.	Once the Excess Fair Market Value as of June 30, 2013 shown in the table above reaches approximately $140 million (which occurs when 20% of the MPG Preferred Stock is acquired in the Tender Offer), the “Liquidation Preference of Senior Participating Preferred Interest issued by DTLA OP” increases from $240 million to $260 million to better match the net financing proceeds from the Brookfield DTLA Contributed Assets expected from the closing through the end of 2014. See the section “Investment Objectives and Policies of the Company — Financing Policies”.
3.	The percentage of DTLA OP Common Distributions that will be payable to New OP. Once the “Liquidation Preference of Senior Participating Preferred Interest issued by DTLA OP” reaches $260 million (which occurs when MPG Preferred Stock acquired in the Tender Offer reaches approximately 25%), Brookfield DTLA’s contribution to New OP (directly and through Properties Holding Inc.) is decreased as a result of the reduced “Liquidation Preference of New OP Series A1 Interest” and reduced “New OP Series A1 Preferred Accrual,” which results in a decrease in New OP’s participation in DTLA OP Common Distributions.
4.	Equal to 100.5% of the Excess Non-Tendered Percentage, multiplied by the aggregate liquidation preference of the outstanding MPG Preferred Stock ($243 million). The liquidation preference of the New OP Series A1 decreases by approximately $50 for every share of MPG Preferred Stock acquired in the Tender Offer (equal to twice the $25 of liquidation preference per share of MPG Preferred Stock).
5.	Equal to 100.5% of the Excess Non-Tendered Percentage, multiplied by the MPG Preferred Accrual (approximately $87 million at June 30, 2013). Assuming a closing on June 30, 2013, the New OP Series A1 Preferred Accrual would decreases by approximately $18 for every share of MPG Preferred Stock acquired in the Tender Offer (equal to twice the approximately $9 of MPG Preferred Accrual per share of MPG Preferred Stock at June 30, 2013).
6.	The excess of (i) fair market value of the common interests in DTLA OP owned by New OP, over (ii) the amount that would be owed in respect of the New OP Series A1 Interest (equal to the sum of the “Liquidation Preference of New OP Series A1 Interest” and the “New OP Series A1 Preferred Accrual”), assuming New OP were liquidated on June 30, 2013.

New OP will make distributions to the Surviving LLC, Brookfield DTLA and, if applicable, Properties Holding Inc. pursuant to the terms of the New OP Series A Interest, the New OP Series B Interest and the New OP Series A1 Interest (if applicable), respectively. We refer to the distribution priorities of these interests as the “New OP Waterfall.” Pursuant to the New OP Waterfall, if Brookfield DTLA makes subsequent contributions to New OP to fund the Financing Commitment or otherwise, Brookfield DTLA will be entitled to receive distributions, called the Series B Preferred Distributions, first from New OP with respect to its New OP Series B Interest in the amount of its unreturned additional capital contributions, plus a rate of return equal to the applicable Series B Preferred Rate on its contributions, until the amount of its unreturned additional capital contributions is reduced to zero. The applicable Series B Preferred Rate will be a rate that is set at the time of each contribution by Brookfield DTLA of additional capital as the market rate of return, compounded quarterly, determined by Brookfield DTLA in its good faith judgment based on all of the then current facts and circumstances. The Company currently projects that significant additional contributions to New OP will be necessary to complete refinancings of the MPG Contributed Properties when the debt currently securing these assets matures at the Company’s currently targeted leverage ratio of 60 to 65%. After

Brookfield DTLA has received payment in full of its additional capital contributions, if any, plus any accrued and unpaid return thereon, the Surviving LLC and Properties Holding Inc. will be entitled to share in distributions of cash by New OP, called the Series A/A1 Preferred Distributions, as follows:

•	First, pari passu, in proportion to the amount of the distributions required to be paid on the New OP Series A Interest and, if applicable, New OP Series A1 Interest, until these amounts are reduced to zero, to:
º	(i) the Surviving LLC with respect to its New OP Series A Interest, in an aggregate amount equal to the sum of an amount equal to the MPG Preferred Accrual, plus an annual return of 7.625% on the unpaid liquidation preference of its Series A Interest; and
º	(ii) Properties Holding Inc., if applicable, with respect to its New OP Series A1 Interest, in an aggregate amount equal to the sum of an amount equal to the Series A1 Preferred Accrual, plus an annual return of 7.625% on the unpaid liquidation preference of its New OP Series A1 Interest.
•	Second, upon a liquidation of New OP or upon the election of Surviving LLC in its capacity as managing member, to Surviving LLC and Properties Holding Inc., if applicable, in reduction of the liquidation preference on the New OP Series A Interest and the New OP Series A1 Interest, respectively on a pari passu basis, in proportion to the respective liquidation preferences of the New OP Series A Interest and the New OP Series A1 Interest, until the liquidation preferences are reduced to zero.

The annual priority distribution of 7.625% on the liquidation preference of the New OP Series A Interest and, if applicable, the New OP Series A1 Interest held respectively by the Surviving LLC and Properties Holding Inc. will accrue regardless of whether there are funds available for such distributions and whether or not such distributions are made. When New OP makes a distribution with respect to the New OP Series A Interest, the Company anticipates that the Surviving LLC would make distributions in similar amounts to the Surviving Corporation and by Surviving Corporation to the Company, in each case, subject to liabilities and anticipated cash needs at that time and limitations under applicable law.

After the Series B Preferred Distributions and the Series A/A1 Preferred Distributions then due have been made, the Surviving LLC and Brookfield DTLA as holders of the New OP Series A Interest and New OP Series B Interest, respectively, will share in distributions from New OP in a ratio determined by reference to the value of Brookfield DTLA’s aggregate contribution made directly to New OP, until such time as the Surviving LLC has received aggregate distributions on its New OP Series A Interest under this provision in the New OP Waterfall equal to $190 million, increased at a rate of 11% per annum, compounded quarterly (for example assuming Surviving LLC has received no distributions under this provision in the New OP Waterfall, two years after the closing of the Mergers and the Subsequent Transactions after it will be entitled to distributions under this provision of the New OP Waterfall of $236 million, which is equal to $190 million plus an 11% per annum return thereon compounding quarterly for two years). The New OP Series A Interest and New OP Series B Interest will share in distributions from New OP in a ratio ranging between 49% on the New OP Series A Interest and 51% on the New OP Series B Interest if no shares of MPG Preferred Stock are acquired by Offeror in the Tender Offer, to approximately 40% on the New OP Series A Interest and approximately 60% on the New OP Series B Interest if at least 20% of the shares of MPG Preferred Stock are acquired by Offeror in the Tender Offer. After Surviving LLC has received all of the distributions made to it under this paragraph, Brookfield DTLA will be entitled to 100% of any further distributions from New OP with respect to its New OP Series B Interest and the Surviving LLC will have no further interest in any distributions New OP.

The following examples illustrate the operation of the distribution priorities in certain hypothetical situations. These examples are provided solely for purposes of illustration and should not be taken as an indication of future returns, which will depend on multiple factors.

•	Example 1. Assume that 25% of the shares of MPG Preferred Stock are acquired in the Tender Offer. Therefore, immediately following the closing of the Mergers and the Subsequent Transactions, (i) the “Excess Non-Tendered Percentage” will be 50%, (ii) the New OP Series A1 Interest will have a liquidation preference of approximately $122 million, (iii) assuming a closing on June 30, 2013, the New OP Series A1 Interest will have a Series A1 Preferred Accrual of approximately $43 million, (iv) the New OP Series A Interest has a liquidation preference of approximately $243 million, and (v) the MPG Preferred Accrual with respect to the New OP Series A Interest will be approximately $86.6 million. If New OP were to distribute $100 million immediately following the closing of the Mergers and the Subsequent Transactions such distribution would be paid, pari passu, in proportion to the amount of the distributions required to be paid on the New OP Series A Interest and New OP Series A1 Interest.
º	A total of $129.6 million of distributions ($86.6 million plus $43 million) are required to be paid on the New OP Series A Interest and New OP Series A1 Interest. The New OP Series A Interest is entitled to 67% ($86.6 million divided by $129.6 million) and the New OP Series A1 Interest is entitled to 33% ($43 million divided by $129.6 million) of any distribution.
º	New OP will distribute $67 million to Surviving LLC with respect to its New OP Series A Interest, reducing the MPG Preferred Accrual with respect to the New OP Series A Interest to $19.6 million ($86.6 million minus $67 million).
º	New OP will distribute $33 million to Properties Holding Inc. with respect to its New OP Series A1 Interest, reducing the Series A1 Preferred Accrual with respect to the New OP Series A1 Interest to $10 million ($43 million minus $33 million).
•	Example 2. Assume the same facts as Example 1, except that the distribution by New OP occurs one year after closing of the Mergers and the Subsequent Transactions.
º	The New OP Series A Interest will have accrued an additional return of $18.5 million (7.625% multiplied by the liquidation preference of $243 million) and the New OP Series A1 Interest will have accrued an additional return of $9.3 million (7.625% multiplied by the liquidation preference of $122 million).
º	New OP will distribute $67 million to Surviving LLC with respect to its New OP Series A Interest, reducing the MPG Preferred Accrual with respect to the New OP Series A Interest to $38.1 million ($18.5 million plus $86.6 million minus $67 million).
º	New OP will distribute $33 million to Properties Holding Inc. with respect to its New OP Series A1 Interest, reducing the Series A1 Preferred Accrual with respect to the New OP Series A1 Interest to $19.3 million ($9.3 million plus $43 million minus $33 million).
•	Example 3. Assume the same facts as Example 1, except that immediately prior to the distribution by New OP, Brookfield DTLA contributes $50 million to New OP pursuant to the Financing Commitment.
º	Brookfield DTLA will be entitled to a Series B Preferred Distribution of $50 million, prior to New OP making any further distributions.
º	New OP will distribute $33.5 million to Surviving LLC with respect to its New OP Series A Interest, reducing the MPG Preferred Accrual with respect to the New OP Series A Interest to $53.1 million ($86.6 million minus $33.5 million).
º	New OP will distribute $16.5 million to Properties Holding Inc. with respect to its New OP Series A1 Interest, reducing the Series A1 Preferred Accrual with respect to the New OP Series A1 Interest to $26.5 million ($43 million minus $16.5 million).
•	Example 4. Assume the same facts as Example 1, except that the distribution occurs at a time when (i) the current and accrued distributions on the New OP Series A Interest and New OP Series A1 Interest have been reduced to zero, (ii) the liquidation preference of the New OP Series A Interest has been reduced to $30 million, and (iii) the liquidation preference of the New OP Series A1 Interest has been reduced to $15 million.
º	Surviving LLC, as the managing member of New OP, elects to have New OP pay a distribution on the New OP Series A Interest and New OP Series A1 Interest, on a pari passu basis, in proportion to the respective liquidation preferences of the New OP Series A Interest and the New OP Series A1 Interest, until the liquidation preferences are reduced to zero.
º	New OP will distribute $30 million to Surviving LLC with respect to its New OP Series A Interest, reducing the New OP Series A Interest liquidation preference to zero.
º	New OP will distribute $15 million to Properties Holding Inc. with respect to its New OP Series A1 Interest, reducing the Series A1 Preferred Accrual liquidation preference to zero.
º	The remaining $55 million will be distributed 40% to Surviving LLC with respect to its New OP Series A Interest and 60% to Brookfield DTLA with respect to its New OP Series B Interest. Any amount so distributed to Surviving LLC will reduce the total amount of further distributions Surviving LLC is entitiled to receive with respect to its New OP Series A Interest (such amount initially equal to $190 million, increased at a rate of 11% per annum, compounded quarterly).

In certain circumstances, the New OP limited liability company agreement will provide Properties Holding Inc. with the right to waive receipt of any distribution made with respect to its New OP Series A1 Interest. Any distribution waived by Properties Holding Inc. would not be paid to Properties Holding Inc. and the Series A1 Preferred Accrual, the current return on the New OP Series A1 Interest and the liquidation preference on the New OP Series A1 Interest would not be correspondingly reduced, increasing Properties Holding Inc.’s proportionate entitlement to future distributions from New OP in respect of its New OP Series A1 Interest.

In or around October 2013, the Company anticipates that DTLA OP will refinance the debt that currently encumbers Ernst & Young Plaza, the asset held by Brookfield DTLA 725 South Figueroa REIT, with new indebtedness. If this refinancing occurs when currently expected, it is presently anticipated that DTLA OP will distribute the cash received from this financing in excess of the aggregate of the amount owed on the debt that currently encumbers Ernst & Young Plaza, all fees and expenses of such refinancing and all reserves necessary or desirable to be maintained in respect of the senior preferred interest held by Brookfield DTLA to reduce the accrued and unpaid return on, and the liquidation preference of, such senior preferred interest. During 2014, the Company currently anticipates that DTLA OP will undertake another refinancing transaction in respect of the debt that currently encumbers Bank of America Tower and that it will treat any cash received in this financing in excess of the aggregate of the amount owed on the debt that currently encumbers Bank of America Tower, all fees and expenses of such refinancing and all reserves necessary or desirable to be maintained in the same manner. There can be no assurance that either refinancing can be accomplished or the amount, if any, of net cash proceeds in connection with these refinancings. Because of the projected cash needs of the Company, arising in significant part from the funds needed to complete refinancings of the MPG Contributed Properties when the debt currently securing these assets matures at the Company’s currently targeted leverage ratio of 60 to 65%, the Company currently anticipates that it will receive no substantial distributions from New OP for a period of at least five years, unless the Company or DTLA OP changes its current plans and determines to sell one or more of its real property assets prior to such time. The Company’s refinancing and operating plans and this estimate are subject to change based on many factors, including market conditions in applicable debt, equity and leasing markets. See the section “Risk Factors — There are numerous risks associated with the use of debt to finance our business, including refinancing risk” above.

The following chart sets forth the structure of the Company and its subsidiaries after giving effect to the Mergers and the Subsequent Transactions. For purposes of this chart, we have assumed that less than 50% of the shares of MPG Preferred Stock are validly tendered and accepted for purchase in the Tender Offer.

Notes:

(1)	Issued to former holders of MPG Preferred Stock that did not tender shares in the Offer.
(2)	Issued to DTLA Holding in exchange for the shares of MPG Preferred Stock purchased in the Offer.
(3)	Managing Member of Surviving LLC.
(4)	Managing Member of New OP.
(5)	If 50% or more MPG Preferred Stock is tendered in the Tender Offer, Series A1 Interests will not be issued and Properties Holding Inc. will not be a member of New OP.

(6)	Entitled to at least 4% of the DTLA OP Common Distributions after payment of Senior Participating Preferred Interest, subject to adjustment based on the results of the Tender Offer.
(7)	Entitled to up to 96% of the DTLA OP Common Distributions after payment of Senior Participating Preferred Interest, subject to adjustment based on the results of the Tender Offer.
(8)	Entitled to senior preferred distributions if Brookfield DTLA funds the Financing Commitment, with a rate of return to be determined at time of funding. Thereafter entitled to share in distributions from New OP as specified in the preceding description of structure.
(9)	Entitled to share in distributions from New OP as specified in the preceding description of structure.
(10)	Managing Member of DTLA OP.
(11)	All REITs will have accommodation preferred shareholders holding preferred stock having approximately $125,000 of liquidation preference. The accommodation preferred in the Company and Surviving Corporation will be junior to the Company Series A Preferred and the Surviving Corporation Series A Preferred, respectively.
(12)	Please refer to the preceding description of structure for the relevant terms of each ownership interest.

THE TENDER OFFER

The following is a summary of the material terms of the Tender Offer. The following description of the Tender Offer does not purport to be complete and is subject to, and qualified in its entirety by the full text of the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) attached as exhibits to the Schedule TO-T filed by Offeror and BPO with the SEC on June 14, 2013, as may be amended or supplemented from time to time (collectively, the “Tender Offer Materials”). See the section “Where You Can Find More Information” on page 166.

Terms of the Tender Offer

Pursuant to the terms and conditions of the Tender Offer Materials, Offeror is offering to purchase all of the outstanding shares of MPG Preferred Stock at a price of $25.00 per share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes.

The Tender Offer is subject to customary conditions and Offeror will not be required to accept for payment any shares of MPG Preferred Stock validly tendered and not validly withdrawn prior to the Expiration Date (defined below) unless all of the conditions set forth in the Offer to Purchase have been satisfied or waived.

The Tender Offer is not conditioned on either (i) BPO or Offeror obtaining financing or (ii) any minimum number of shares of MPG Preferred Stock being validly tendered and not withdrawn.

Unless otherwise agreed to by MPG and Offeror in writing, the Tender Offer may not be consummated except immediately prior to the effective time of the REIT Merger. Offeror may terminate the Tender Offer if the Merger Agreement is terminated in accordance with its terms.

Subject to the applicable rules and regulations of the SEC, Offeror may waive, in whole or in part, any of the conditions to the Tender Offer at any time and from time to time, in its discretion, provided that unless previously approved by MPG in writing, Offeror may not:

•	reduce the number of shares of MPG Preferred Stock sought to be purchased in the Tender Offer;
•	reduce the Offer Price;
•	change the form of consideration payable in the Tender Offer;
•	consummate the Tender Offer except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by MPG and Offeror in writing;
•	abandon or terminate the Tender Offer except as expressly provided in the Merger Agreement; or
•	amend, modify or supplement any of the conditions to the Tender Offer (as described in the Offer to Purchase) in a manner adverse to the holders of MPG Preferred Stock.

Expiration of the Tender Offer

The Tender Offer will expire at 12:00 midnight, New York City time, at the end of Wednesday, July 24, 2013 (such time and date, or the latest time and date to which the Tender Offer may be extended as described below, the “Expiration Date”), unless the Tender Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement.

Pursuant to the Merger Agreement:

•	if on or prior to any then-scheduled Expiration Date of the Tender Offer, any of the conditions of the Tender Offer have not been satisfied (other than conditions which by their nature are to be satisfied at the time and date Offeror accepts the shares of MPG Preferred Stock for payment) or waived by Offeror, Offeror will extend the Tender Offer for one or more periods of up to 10 business days each (or such longer period as agreed to by MPG in writing, such agreement not to be unreasonably withheld, conditioned or delayed) in order to permit the conditions of the Tender Offer to be satisfied; provided, however, that such extended expiration date does not extend beyond the earlier of:
º	the date on which the Merger Agreement is terminated in accordance with its terms; and

º	August 15, 2013 or such later date as extended in accordance with the terms of the Merger Agreement (the “Outside Date”); and
•	if, within five business days prior to any then-scheduled Expiration Date, MPG exercises its right to postpone or adjourn the stockholders meeting at which the MPG Stockholder Approval is to be obtained in order to consider an acquisition proposal from a third party, then Offeror will extend the Tender Offer so that the Expiration Date does not occur until the date that is one business day after such postponed meeting’s date; provided, however, that such extended Expiration Date does not extend beyond the earlier of:
º	the date on which the Merger Agreement is terminated in accordance with its terms; and
º	the Outside Date.

The MPG Stockholder Approval was obtained at a special meeting of the holders of MPG Common Stock duly called and held on July 17, 2013.

Notwithstanding the foregoing, Offeror will extend the Tender Offer for any period or periods required by any applicable law, by interpretation or position of the SEC, or its staff, or the NYSE. Any extension of the Tender Offer will be followed by the Offeror issuing a press release setting forth the new date at which the Tender Offer would expire no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension of the Tender Offer, all shares of MPG Preferred Stock previously tendered and not properly withdrawn will remain subject to the Tender Offer and subject to the rights of a tendering stockholder to withdraw such stockholder’s shares of MPG Preferred Stock.

The Recommendation of the MPG Board

The MPG Board is required by law to communicate its views regarding the Tender Offer to holders of MPG Preferred Stock in a Schedule 14D-9 filed with the SEC within 10 business days from the date the Tender Offer is commenced (the “Schedule 14D-9”). Under the terms of the Merger Agreement, MPG has agreed that it may take no position with respect to the Tender Offer, but will not make a recommendation against the Tender Offer in the Schedule 14D-9. To date, the MPG Board has not advised us whether it intends to express an opinion as to whether holders of the MPG Preferred Stock should accept or reject the Tender Offer or otherwise make a recommendation with respect to the Tender Offer in the Schedule 14D-9.

THE MERGERS

General

Under the terms of the Merger Agreement:

•	at the effective time of the REIT Merger, MPG will be merged with and into REIT Merger Sub with REIT Merger Sub as the surviving entity, and referred to as the Surviving Corporation;
•	immediately after the effective time of the REIT Merger and immediately prior to the effective time of the Partnership Merger, at the election of Brookfield DTLA, DTLA Holding will purchase from the MPG Partnership newly issued limited partner common units; and
•	immediately after the effective time of the REIT Merger, at the effective time of the Partnership Merger, Partnership Merger Sub will be merged with and into the MPG Partnership, with the MPG Partnership as the surviving entity.

Brookfield DTLA has determined that it will not elect to have DTLA Holding purchase newly issued limited partner common units from the MPG Partnership.

At the effective time of the REIT Merger:

•	each share of MPG Common Stock issued and outstanding immediately prior to the effective time of the REIT Merger will automatically be converted into, and canceled in exchange for, the right to receive an amount in cash equal to $3.15, without interest and less any required withholding tax; and
•	each share of MPG Preferred Stock issued and outstanding immediately prior to the effective time of the REIT Merger (including any shares of MPG Preferred Stock purchased by the relevant Brookfield Party in the Tender Offer) will automatically be converted into, and canceled in exchange for, one share of Company Series A Preferred Stock (which are the Shares being registered by the Company on the Registration Statement of which this prospectus forms a part).

Completion of the REIT Merger is subject to obtaining the requisite approval of the holders of MPG Common Stock, however, there is not any vote of, or requirement that approval be obtained from, holders of MPG Preferred Stock for the completion of the Mergers, the exchange in the REIT Merger of shares of MPG Preferred stock for shares of Company Series A Preferred Stock or the other transactions contemplated by the Merger Agreement.

NO ACTION ON THE PART OF ANY HOLDER OF MPG PREFERRED STOCK IS NECESSARY TO EFFECT THE CONVERSION OF THE MPG PREFERRED STOCK INTO SHARES OF COMPANY SERIES A PREFERRED STOCK IN THE REIT MERGER.

Background of the Mergers

Information in this section regarding telephone conversations, meetings and other contacts or activities that did not involve BPO, Offeror or representatives or affiliates of BPO or Offeror has been furnished by MPG.

BPO continuously explores opportunities to expand its central business district assets.

From time to time since 2006, the MPG Board considered various potential strategic alternatives, including a potential sale transaction. On two such occasions, in 2006 and again in 2008, MPG and BPO engaged in discussions regarding potential acquisition transactions. None of the conversations with BPO progressed beyond preliminary stages.

In mid-2012, the MPG Board began a formal and intensive exploration of potential strategic alternatives for MPG. BPO was contacted by representatives of MPG in mid-2012 about a potential transaction involving MPG. After such inquiry, BPO negotiated a confidentiality agreement with MPG and executed a confidentiality agreement on July 31, 2012 (the “Confidentiality Agreement”). A copy of the Confidentiality Agreement is attached to, and a description of the material terms of the Confidentiality Agreement is included in, the Tender Offer materials filed with the SEC on Schedule TO-T by BPO and Offeror, which are incorporated herein by reference (see the section “Where You Can Find More Information” below). MPG gave multiple property tours to BPO shortly after the execution of the Confidentiality Agreement. In addition, BPO was given access to an online data room to facilitate review of due diligence materials shortly after the execution of the Confidentiality Agreement.

Over the course of August and September 2012, BPO conducted preliminary due diligence of MPG, including holding due diligence sessions with MPG over the course of this period.

On August 21, 2012, The Wall Street Journal printed an article indicating that MPG was pursuing a possible sale. This article increased attention on MPG and speculation about the strategic transaction process.

In late September 2012, the MPG Board established a first round bid deadline of September 28, 2012, which was relayed to the potential bidders, including BPO. On September 27, 2012, BPO submitted a non-binding proposal to MPG. In this proposal, BPO proposed to acquire MPG in an all-cash transaction that valued the shares of MPG Common Stock at $2.10 per share. The shares of MPG Preferred Stock would remain outstanding and BPO would assume all of MPG’s outstanding loans. BPO’s proposal assumed that the definitive transaction agreement would include customary deal protections and a satisfactory termination fee. BPO had engaged in significant due diligence prior to making its bid. As a result of BPO’s due diligence and BPO’s ownership of three assets in the Downtown Los Angeles office market, BPO was familiar with MPG’s assets and the Downtown Los Angeles office market. BPO did not seek third party appraisals in connection with its determination of MPG’s value.

Following an October 2, 2012 meeting of the MPG Board, the MPG Board informed BPO of a target second round bid deadline of on or around October 22, 2012. In addition, shortly thereafter, MPG posted a draft merger agreement and related disclosure schedules to MPG’s online data room.

Throughout October 2012, BPO continued to conduct due diligence relating to MPG, including attending an in-person due diligence session and management presentation on October 16, 2012.

BPO did not submit a bid at the October 22, 2012 bid deadline. Nevertheless, at the MPG Board’s request, MPG’s financial advisors continued discussions with BPO in an effort to obtain a bid. These discussions included calls between MPG’s financial advisors and BPO about its bid on October 23, 2012 and again on November 2, 2012. During the November 2nd call, BPO informed MPG’s financial advisors that it was withdrawing its initial indication of interest based primarily on valuation concerns, but expressed a willingness to evaluate individual asset acquisitions. BPO was informed by MPG’s financial advisors that individual assets were not for sale.

On November 14, 2012, David Weinstein, MPG’s President and Chief Executive Officer, and BPO’s senior management met briefly at a National Association of Real Estate Investment Trusts conference and BPO expressed potential interest in exploring a funding structure that could facilitate a purchase of MPG. Representatives of BPO stressed that BPO would have to raise a substantial portion of the capital for any transaction and it would not attempt to raise the capital unless MPG gave it an exclusivity period in which to do so. No specific transaction terms, including price, were discussed. On November 27, 2012, Mr. Weinstein and MPG’s financial advisors had discussions with BPO as a follow up to the November 14, 2012 meeting. Representatives of BPO again indicated that BPO might be willing to make an acquisition proposal in the future, at a price in the range of $2.55 to $2.65 per share, but that any acquisition proposal would be contingent on obtaining additional third-party capital and an exclusivity period.

Shortly after a November 28, 2012 meeting of the MPG Board, Mr. Weinstein and MPG’s financial advisors continued to pursue discussions with BPO in the hope of producing an acceptable proposal.

On December 4, 2012, representatives of BPO orally relayed a proposal to acquire MPG in an all-cash transaction that valued the shares of MPG Common Stock at $2.70 per share. BPO indicated that this was the maximum price that it would be willing to pay for MPG. BPO would structure the transaction as a combination of MPG and its own Downtown Los Angeles properties, and would seek to create a fund that would directly or indirectly hold all of these assets. The proposal was subject to BPO’s ability to raise significant third-party equity, and BPO had proposed a transaction process whereby it and MPG would negotiate the form of definitive transaction documents during a period of exclusivity in which BPO would seek third-party equity capital commitments from its current investors in its Downtown Los Angeles portfolio and other institutional investors with which it had investment relationships. BPO was optimistic but made no assurance that it could raise the required capital. BPO also stated that its due diligence was substantially complete, except that it would seek to conduct environmental tests at certain of MPG’s Downtown Los Angeles properties for a widely used commercial building material that could potentially contain asbestos (the “building material testing”).

On December 7, 2012, BPO submitted a mark-up of MPG’s proposed merger agreement, and requested that, as a condition to BPO committing to pursue a definitive agreement and raise equity capital, MPG agree to negotiate exclusively with BPO for a period of 60 days. BPO’s merger agreement mark-up, which had been delivered through its counsel, Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), presented a number of significant issues for MPG, including: (i) that BPO’s obligation to close was conditioned on receipt of consents from lenders on all of MPG’s outstanding debt, (ii) the limitations on MPG’s rights and BPO’s obligations to take actions necessary to obtain lender consents, (iii) that BPO’s obligation to close was conditioned on MPG having a minimum net worth at the closing, (iv) an extensive package of deal protection provisions, including (x) a proposed termination fee implied to be between $40 million and $48 million, (y) triggers for the payment of the termination fee that made it highly probable that MPG would ultimately have to pay the fee if the transaction were not approved by MPG’s stockholders and (z) a provision that would force MPG to terminate the agreement if the MPG Board were required to exercise its legal duty to change its recommendation to stockholders, (v) the breadth of the definition of “material adverse effect,” which was used to qualify MPG’s representations and warranties and to determine whether adverse events prior to the closing were sufficient to relieve BPO of its obligation to close, (vi) the significant limitations on MPG’s ability to re-finance, replace, extend or modify its indebtedness with near-term maturities, (vii) significant limitations on MPG’s ability to operate in the ordinary course without consent from BPO to certain matters between signing and closing, including significant restrictions on hiring or replacing employees, entering into leases, and making capital expenditures, (viii) the scope of MPG’s representations and warranties, and the extent to which those representations would need to be true at closing (colloquially, the “representation and warranty bring-down standard”) in order for BPO to remain obligated to close, (ix) questions about whether the BPO parties to the agreement would be fully credit worthy, or shell entities, (x) considerations related to whether the buyer entities would satisfy the “qualified transferee” provisions under MPG’s various loan agreements and (xi) a proposed “outside date,” after which either party would be free to terminate the agreement if they had not breached the agreement, that MPG viewed as too short.

Between December 8, 2012 and December 10, 2012, MPG and its advisors prepared a revised draft of the merger agreement responding to the points raised in BPO’s December 7, 2012 mark-up. MPG’s counsel, Latham & Watkins LLP (“Latham & Watkins”), delivered the revised draft to Fried Frank on December 10, 2012.

On December 12, 2012, Mr. Weinstein and MPG’s financial advisors contacted BPO to discuss its request for exclusivity and related process matters. Mr. Weinstein and MPG’s financial advisors highlighted certain open points in BPO’s draft merger agreement, and indicated that, prior to granting exclusivity to BPO, MPG would need to approve a list of investors that BPO intended to approach and that the parties would need to make additional progress toward resolving these open points. Later that day, Latham & Watkins delivered a revised draft of the merger agreement to Fried Frank.

On December 17, 2012, representatives of BPO discussed with MPG’s financial advisors BPO’s proposed list of equity investors. MPG’s financial advisors conferred with MPG regarding these potential investors and, over a period of days thereafter, MPG and BPO agreed on a list of prospective investors that BPO could approach. The list evolved at various times thereafter with MPG’s approval.

Throughout late December 2012 and early January 2013, BPO, MPG, and their respective counsel negotiated the terms of an exclusivity agreement. The parties executed a definitive exclusivity agreement on January 9, 2013. The agreement provided for an exclusivity period ending on February 28, 2013, included a customary “fiduciary out” in favor of MPG, permitted MPG to concurrently pursue, but not consummate, potential sales of US Bank Tower and Plaza Las Fuentes and gave MPG the right to terminate the agreement if certain milestones were not achieved relating to negotiation of definitive agreements and BPO’s efforts to obtain requisite equity financing.

On January 24, 2013, representatives of BPO discussed with MPG’s financial advisors the status of BPO’s equity-raise efforts. Representatives of BPO also reviewed with MPG’s financial advisors BPO’s investor presentation and related analyses.

On February 4, 2013 and then again on February 12, 2013, MPG and its advisors participated in tax due diligence calls with representatives of BPO.

On February 12, 2013, Fried Frank distributed a revised draft of the merger agreement to Latham & Watkins. The draft raised most of the same issues presented in Fried Frank’s December 7, 2012 draft and, therefore, continued to present significant value and deal certainty concerns for MPG, as well as a package of deal protections that also raised concerns for MPG. MPG and BPO agreed to instruct counsel to work through the agreement over a day or two of telephonic negotiations, with a view toward solving minor issues and identifying significant business issues. Latham & Watkins and Fried Frank engaged in negotiations on February 17, 2013 and February 18, 2013, making progress on various points in the merger agreement and agreeing on a list of significant open items. Latham & Watkins distributed that list to the principal negotiation parties on February 19, 2013 and the parties held an “all hands” negotiation session on February 20, 2013. The discussions left a number of key issues unresolved. In particular, representatives of BPO indicated that bridging the differences between the sides on deal protection provisions would require it to re-evaluate its approach, and indicated that it would make a new proposal on those provisions in the near future. At this meeting, BPO agreed to MPG’s request that any definitive transaction agreement between MPG and BPO permit MPG to sell Plaza Las Fuentes, but subject to certain conditions that remained unresolved. MPG also requested that any definitive transaction agreement between MPG and BPO permit MPG to sell US Bank Tower. BPO said it would consider the request but that its underwriting assumed continued ownership of US Bank Tower Plaza. During the course of these discussions, MPG suggested to BPO that holders of MPG Common Stock who also owned shares of MPG Preferred Stock might have conflicting incentives when weighing whether to vote in favor of a strategic transaction, and could vote against a transaction if they viewed a liquidation of MPG to be in their financial self-interest. At the conclusion of these discussions, representatives of BPO reiterated that, prior to entering into any definitive agreement with MPG, it would need to conduct the building material testing.

Between February 21, 2013 and February 27, 2013, Mr. Weinstein and representatives of BPO discussed MPG’s request that any definitive transaction agreement between MPG and BPO permit MPG to sell US Bank Tower. Following such discussions, BPO agreed to this request, subject to certain conditions.

On February 27, 2013, Latham & Watkins distributed to Fried Frank a revised draft of the merger agreement which was intended to reflect the points agreed to by the parties in their negotiations the week before. It left unaddressed certain key points, including deal protection provisions that remained open pending a revised proposal from BPO. Among the key open points at the time raised by MPG were: (i) whether BPO’s obligation to close would be conditioned on receipt of lender consents for all existing indebtedness, (ii) the limitations on MPG’s rights and BPO’s obligations to take actions necessary to obtain lender consents, (iii) the breadth of the definition of “material adverse effect,” (iv) the limitations on MPG’s ability to refinance, replace, extend or modify its indebtedness with near-term maturities, (v) limitations on MPG’s ability to operate in the ordinary course between signing and closing, (vi) the scope of MPG’s representations and warranties and the representation and warranty bring-down standard and (vii) the “outside date” and whether either party would have the right to extend that date under certain conditions.

On February 28, 2013, BPO and MPG agreed to an extension of the exclusivity agreement until March 8, 2013.

On March 8, 2013, BPO and MPG agreed to a second extension of the exclusivity agreement until March 22, 2013.

That same day, Latham & Watkins and Fried Frank discussed various legal points in the draft merger agreement. Based on those discussions, Fried Frank prepared a revised draft of the merger agreement, which was delivered to Latham & Watkins on March 12, 2013. This draft reflected continued incremental progress on these points, but substantial work remained on the most material issues, including debt consent provisions and deal protection provisions. With respect to deal protection provisions, the Fried Frank draft continued to leave those provisions open pending a revised proposal from BPO.

On March 13, 2013 and March 14, 2013, the parties, their respective legal advisors and MPG’s financial advisors met for in-person negotiations. The parties continued to make progress on open points in the merger agreement, but again the most material issues, including debt consent provisions and deal protection provisions, remained open. During the course of these negotiations, MPG indicated that it would be willing to accept that certain debt consents would be conditions to closing, but only if BPO agreed to pursue such consents jointly with MPG. In addition, Mr. Weinstein indicated to BPO that a number of things had changed since BPO and MPG entered into negotiations. Most importantly, the pending sale of US Bank Tower was at a price that was expected to create net proceeds at MPG of over $100.0 million. Mr. Weinstein further indicated that in order to receive MPG’s support for any transaction, BPO would need to increase the Merger Consideration. In addition, Mr. Weinstein again expressed concern that holders of MPG Common Stock who also owned shares of MPG Preferred Stock might have conflicting incentives when weighing whether to vote in favor of a strategic transaction, and that BPO needed to offer holders of MPG Preferred Stock an alternative to leaving their shares of MPG Preferred Stock outstanding and offer them liquidity. Mr. Weinstein suggested that BPO offer to conduct a tender offer for all of the shares of MPG Preferred Stock at the trading price prior to entering into a merger agreement. No agreements were reached on these matters at that point. On March 17, 2013, Latham & Watkins distributed a revised draft of the merger agreement reflecting these discussions.

The parties continued discussions over the next two weeks while BPO focused on discussions with its equity co-investors. These discussions centered primarily on price, debt consent issues and treatment of shares of MPG Preferred Stock in the transaction, but no agreements were reached on these points. MPG’s exclusivity agreement with BPO expired on March 22, 2013 and, as discussed below, was not reinstated until April 10, 2013. During this two and a half week period, BPO requested on multiple occasions that MPG agree to extend exclusivity.

On March 30, 2013, BPO delivered a proposal to MPG that sought to address all open issues in the merger agreement. BPO had agreed to increase its price from $2.70 to $3.00 per share of MPG Common Stock. BPO also proposed (i) to conduct a tender offer for all of the shares of MPG Preferred Stock at $25.00 per share, such tender offer to be conditioned on the closing of the merger as well as on the sale of US Bank Tower and (ii) that the MPG Board increase its size to 12 directors and stagger itself into three classes. BPO was also considering a request that MPG issue to BPO an option to purchase, for cash at fair market value, a number of newly issued shares of MPG Common Stock equal to approximately 19.9% of the currently outstanding shares of MPG Common Stock. BPO was seeking a $28.0 million termination fee, payable if MPG accepted a superior proposal or if the merger agreement were terminated after the MPG Board made an adverse recommendation change. In addition, if holders of MPG Common Stock did not approve the transaction for any reason, MPG would be obligated to reimburse BPO’s transaction expenses up to a to be agreed upon cap. In the event holders of MPG Common Stock rejected the transaction, depending on the circumstances of such rejection, one of the following would result: (x) if holders of MPG Common Stock did not approve the deal and prior to the stockholder vote another potential buyer had made a competing acquisition proposal, BPO would be entitled to the termination fee, regardless of whether an agreement for a competing transaction were executed or whether a competing transaction were actually consummated, or (y) if no competing proposal had been made prior to the stockholder vote (colloquially referred to as a “naked no vote”), BPO would have the right to purchase KPMG Tower and the 755 South Figueroa development parcel at a to be determined price. BPO had agreed to narrow its list of required debt consents, and had proposed modifications to various provisions relating to the parties’ respective rights and obligations in connection with obtaining debt consents. BPO also proposed that the definition of “material adverse effect” would include certain uninsured casualty losses, and that each party would have the option to extend the “outside date” under certain circumstances. In connection with this proposal, BPO reiterated that, prior to entering into any definitive agreement with MPG, it would need to conduct the building material testing.

On April 1, 2013, Fried Frank sent Latham & Watkins a revised draft of the merger agreement which reflected BPO’s March 30, 2013 proposal.

Between April 3, 2013 and April 6, 2013, the parties and their respective legal advisors exchanged mark-ups of the merger agreement, and additional progress was made on other material points. These discussions were meant, in part, to facilitate in-person negotiations among the parties and their respective legal and financial advisors on April 7, 2013 and April 8, 2013 in New York City.

On April 7, 2013 and April 8, 2013, MPG and its legal and financial advisors attended an in-person meeting with representatives of BPO and its legal advisor regarding the merger agreement. The negotiations addressed all of the major negotiation points, and agreement was reached on most of them. Progress was made on negotiations on price, but no agreement was reached. Subject to MPG agreeing to BPO’s proposed termination fees (discussed below), BPO agreed to increase its proposed purchase price to $3.15 per share of MPG Common Stock, subject to potential further increase of up to $3.25 per share of MPG Common Stock if certain conditions were met. MPG agreed to reduce its requested asking price from $3.35, but continued to push for a flat purchase price of $3.25 per share of MPG Common Stock. BPO had agreed to provide MPG with the flexibility that the MPG Board had requested in respect of the pending US Bank Tower sale. The parties also agreed that BPO would be given the option, but not the obligation, to elect to acquire all remaining shares of MPG Preferred Stock (i.e., shares not tendered in the offer) at the tender offer price so long as (i) at least two-thirds of existing shares of MPG Preferred Stock had been tendered in the tender offer, (ii) the tender offer price was greater than or equal to the liquidation preference of the shares of MPG Preferred Stock, and (iii) doing so otherwise complied with applicable law and MPG's charter in all respects. BPO agreed to drop its requests for changes to the MPG Board, the 19.9% MPG Common Stock option and the right to acquire KPMG Tower and the 755 South Figueroa development parcel in the event of a “naked no vote.” BPO also agreed that a “naked no vote” would not trigger the payment of the full termination fee, but instead proposed a $10.0 million “naked no vote” fee (i.e., a fee payable to BPO if holders of MPG Common Stock rejected the transaction, regardless of whether a competing deal was in the market at the time of the stockholder vote). No agreement was reached on BPO’s request for a “naked no vote” fee, but MPG’s negotiating team indicated that it would address the request with the MPG Board. BPO also agreed to address many of the MPG Board’s concerns regarding triggers for the payment of the termination fee. Specifically, BPO had agreed that, in the event holders of MPG Common Stock did not approve the transaction, BPO would be entitled to a full termination fee only if, within 12 months thereafter, three or more of MPG’s Downtown Los Angeles properties were sold to a single buyer in a MPG-level transaction or in a single transaction or a series of related transactions. The size of the termination fee and expense reimbursement cap remained open, but BPO had reduced its requests to an aggregate of $28.0 million. MPG and BPO reached agreement on substantially all points relating to debt consents and the parties’ respective rights and obligations in connection with obtaining those consents, as well as all remaining points regarding limitations on MPG’s operations between signing and closing. The parties agreed that MPG would be able to extend the outside date under the merger agreement until September 16, 2013, but that BPO would be able to extend only until August 30, 2013. All conditions to closing other than the stockholder vote and receipt of debt consents would need to be satisfied before either party would be entitled to extend the outside date. Finally, MPG agreed to BPO’s requests regarding inclusion of certain uninsured casualty losses in the definition of “material adverse effect.”

Between April 8, 2013 and April 9, 2013, Latham & Watkins and Fried Frank worked on revisions to the merger agreement to reflect the points agreed to in the parties’ negotiation sessions.

On April 9, 2013, Mr. Weinstein and MPG’s financial advisors communicated MPG’s proposal with respect to open issues to representatives of BPO. In its response, MPG noted that:

•	BPO’s proposed price of $3.15 per share of MPG Common Stock, with the possibility of increase to $3.25 if certain conditions were met, as potentially acceptable, subject to resolution of the remaining open points in the merger agreement and related matters.
•	It was acceptable for BPO to receive a termination fee, expense reimbursements and a “naked no vote” fee. MPG initially countered with a termination fee of $15 million, a “naked no vote” fee of $4.0 million, and an expense reimbursement capped at $6.0 million.

In addition, given the progress that had been made in negotiations, the MPG Board agreed to permit BPO to begin the aforementioned building material testing.

On April 10, 2013, BPO and MPG agreed to reinstate the exclusivity agreement for 10 days from April 10, 2013 to and including April 19, 2013. That same day, BPO commenced the building material testing.

Between April 10, 2013 and April 17, 2013, Latham & Watkins and Fried Frank traded revisions and comments to the draft merger agreement and a number of ancillary agreements, including drafts of a guarantee to be delivered to MPG by BPO in favor of MPG with respect to certain obligations of certain of the BPO parties in connection with the merger agreement specified therein (the “Guarantee”). The merger agreement and principal ancillary agreements, including the Guarantee, were largely finalized by April 17, 2013.

On April 17, 2013, BPO informed MPG that it had found the building material referred to above during the initial building material testing, that it had not conducted further testing to determine if this building material in MPG’s buildings actually contained any asbestos, and that it was prepared to cease the building material testing in exchange for a reduction in the purchase price to $3.05 per share of MPG Common Stock and MPG’s agreement to a $17.0 million termination fee, a $6.0 million expense reimbursement cap and a $4.0 million “naked no vote” fee. MPG countered with a higher purchase price and the parties engaged in extensive negotiations over the next day.

On April 18, 2013, BPO and MPG reached a tentative agreement, subject to approval by the MPG Board and by BPO’s equity co-investors, whereby BPO would cease testing and accept potential environmental risks as discussed by the parties, the purchase price would be $3.15 per share of MPG Common Stock and the termination fee, expense reimbursement cap and “naked no vote” fee would be the amounts most recently proposed by BPO (i.e., $17.0 million, $6.0 million and $4.0 million, respectively).

Between April 18, 2013 and April 24, 2013, Latham & Watkins and Fried Frank finalized the transaction documents.

On April 24, 2013, BPO informed MPG that it had finished discussions with its equity co-investors and was prepared to execute definitive agreements.

Immediately following an April 24, 2013 meeting of the MPG Board, the parties executed the Merger Agreement and the Guarantee. On April 25, 2013, before the opening of trading on the NYSE, each of MPG and BPO issued a press release announcing the execution of the Merger Agreement. A copy of each of BPO’s and MPG’s press releases was filed or furnished with the SEC on April 25, 2013 and are incorporated herein by reference (see the section “Where You Can Find More Information” below).

On May 15, 2013, the MPG Board met with MPG management and representatives of Latham & Watkins to discuss, among other things, a proposed form of waiver and amendment to the Merger Agreement to address certain issues involving this Registration Statement to be filed by the Company and the treatment of shares of MPG Preferred Stock not tendered in the Tender Offer. The MPG Board discussed the proposed waiver and amendment with MPG management and representatives of Latham & Watkins and determined that the proposed waiver and amendment was beneficial to MPG and facilitated the closing of the Mergers. The proposed amendment was discussed with representatives of BPO on May 16, 2013, and later that day representatives of Latham & Watkins and Fried Frank finalized the terms of the proposed waiver and amendment. The MPG Board, by unanimous vote, authorized MPG to finalize and enter into the proposed waiver and amendment to the Merger Agreement. On May 19, 2013, the parties executed the waiver and amendment to the Merger Agreement. MPG filed the waiver and amendment to the Merger Agreement with the SEC on May 20, 2013.

MPG’s Reasons for the Merger

In the Merger Agreement, MPG represented to certain of the Brookfield Parties that the MPG Board unanimously (i) determined and declared that the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of MPG, (ii) approved the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, (iii) directed that the REIT Merger and the other transactions contemplated by the Merger Agreement be submitted for consideration at a meeting of the holders of MPG Common Stock, and

(iv) recommended the approval of the REIT Merger and the other transactions contemplated by the Merger Agreement by the holders of MPG Common Stock.

The following description of the process and reasons the MPG Board considered in connection with the transactions contemplated by the Merger Agreement is based upon the description of such matters disclosed by MPG in the Proxy Statement:

In evaluating the Merger Agreement, the MPG Board consulted with MPG’s management and legal and financial advisors and, in deciding to declare advisable and approve the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement and to recommend that holders of MPG’s Common Stock vote to approve the REIT Merger and the other transactions contemplated by the Merger Agreement, the MPG Board considered several factors that it viewed as supporting its decision, including the following material factors:

•	the MPG Board’s and management’s strong understanding of the business, operations, financial condition, earnings and prospects of MPG, as well as of the current and prospective environment in which MPG operates, including economic and market conditions;
•	the consideration of several strategic alternatives that might have been available, in addition to pursuing a potential sale of MPG, including (i) continuing to operate MPG as a stand-alone entity, (ii) raising capital in one of more public offerings in amounts necessary to adequately address current liquidity issues and near-term debt maturities, or (iii) raising a similar amount of capital in private transactions, and the conclusion, after consideration of the potential benefits and risks, that the best alternative for maximizing value for holders of MPG Common Stock is a sale of MPG;
•	the risks facing MPG in the future if it does not pursue a sale of MPG, including that:
º	MPG’s cash generated from operations is currently insufficient to cover operating costs, resulting in a “negative cash burn”;
º	if the REIT Merger is not consummated, MPG may have to relinquish certain properties to the property mortgage lenders in order to avoid additional negative cash burn with respect to such properties, and that in such case, any equity value attributable to such properties would be eliminated;
º	MPG’s significant on-going cash needs could require it to engage in additional asset sales for cash, and that any additional asset sales of properties constituting its core Downtown Los Angeles portfolio could diminish any portfolio value currently attributable to its remaining holdings, as well as reduce the attractiveness of any future strategic event;
º	MPG’s existing high leverage, complex capital structure and accrued preferred dividend significantly limit capital raising and liquidity alternatives and, based on such matters, MPG is not currently likely to be able to successfully raise capital through a public or private equity offering and any such offering, even if successful, would result in extreme dilution to current holders of MPG Common Stock;
º	MPG historically has lost significant executives and employees due to its financial and operational difficulties, and the loss of key executives and employees could continue or accelerate in the future;
º	adverse press regarding MPG’s financial position could negatively impact leasing activity and retention of key employees;
º	the Downtown Los Angeles market is characterized by challenging leasing conditions, including limited numbers of new tenants coming into the market and the downsizing of large tenants in the market such as accounting firms, banks and law firms;
º	MPG’s leasing activity had been, and would likely continue to be, impacted by increased competition for tenants in the Downtown Los Angeles market, including aggressive attempts by competing landlords to fill large vacancies by providing tenants with lower rental rates, increasing amounts of free rent and providing larger allowances for tenant improvements;

º	a market perception that MPG is in financial difficulty could lead prospective tenants to not enter into new leases with us or current tenants to not renew their existing leases with us, or could result in more onerous demands by prospective tenants (or current tenants with respect to renewals) relating to collateralization of tenant improvement allowances and leasing commissions and demands by lenders that MPG establish reserves for such expenditures that are much larger than in the past;
º	MPG’s assets may require substantial capital expenditures in future years that may be difficult for MPG to finance; and
º	MPG’s stock price has increased since press reports of the commencement of a strategic transaction process by MPG and such stock price could fall substantially in the event of the failure by MPG to pursue a sale;
•	the sale of MPG allows the holders of MPG Common Stock to take advantage of currently favorable conditions in the real estate market, including the impact of a consistently low interest rate environment and substantial global monetary stimulus, facilitating financing alternatives for high-quality borrowers like BPO and its affiliates and increasing demand for alternative, potentially higher-yielding investments like commercial real estate;
•	the fact that the Merger Agreement resulted from a third-party solicitation and negotiation process lasting more than eight months, during which more than 90 potential bidders were contacted, of which 26 executed confidentiality agreements, 12 participated in property tours of MPG’s assets and four submitted preliminary bids;
•	the consideration of several proposals in addition to the BPO proposal, and the conclusion, after consideration of the potential benefits and risks to MPG and the holders of MPG Common Stock associated with each of those proposals, that the best alternative for maximizing value for holders of MPG Common Stock is a sale of MPG to BPO or its affiliates;
•	the risks contained in the other investor proposals, including:
º	Investor Group A’s initial proposal was made before it had completed thorough due diligence to substantiate its proposal, and after updating its proposal, Investor Group A’s inability to obtain satisfactory commitments for the $450.0 million that it estimated it would need to acquire MPG and make necessary investments to refinance, lease, and maintain MPG’s properties, and further, that after conducting further due diligence, Investor Group A dropped its proposal;
º	the fact that Investor B’s proposal would, among other things, have (i) provided a lower implied value, (ii) left holders of MPG Common Stock owning only 5% of the combined entity, (iii) required the sale of one of the Downtown Los Angeles properties prior to stockholder vote with any discount to market value being unrecoverable, (iv) contemplated having the closing occur without obtaining debt consents, and (v) been taxable to holders of MPG Common Stock without providing such stockholders with cash to pay such taxes; and
º	the fact that Investor C’s proposal contemplated (i) a term loan of $300.0 – $400.0 million, which did not support all required refinancing capital, (ii) distributing penny warrants to the investor, which would result in significant dilution to MPG’s existing stockholder base, and (iii) the possibility that the operating covenants in the term loan would result in a de facto change of control;
•	the current and historical prices of shares of MPG Common Stock and the fact that the merger consideration of $3.15 per share of MPG Common Stock in cash represents a premium of approximately 21% to MPG’s closing share price of $2.60 on April 24, 2013;
•	the all-cash merger consideration allows holders of MPG Common Stock to immediately realize a fair value that is liquid and certain;

•	the fixed merger consideration that will not fluctuate as a result of changes in the per share price of MPG Common Stock during the pendency of the transaction, which limits the impact of external factors on the transaction;
•	the efforts made by the MPG Board to evaluate, with the assistance of senior management and MPG’s advisors, the terms of the Merger Agreement, make recommendations regarding its negotiations, and execute a Merger Agreement favorable to holders of MPG Common Stock;
•	the careful review of the provisions of the Merger Agreement, the ancillary documents, and the preparation of MPG’s disclosure letter, by the management team and Latham & Watkins;
•	the Merger Agreement provisions permitting the MPG Board to withhold, withdraw, modify or qualify its recommendation with respect to the REIT Merger (referred to herein as an adverse recommendation change), at any time prior to the stockholder approval, if (i) (a) the MPG Board receives an alternative acquisition proposal in compliance with the no solicitation provision of the Merger Agreement, that is not withdrawn, (b) the MPG Board determines in the good faith that the acquisition proposal represents a superior proposal (as defined in the Merger Agreement) and that a failure to take such action would be inconsistent with its duties under applicable law, and (c) (1) MPG provides Brookfield DTLA three business days prior written notice, (2) MPG negotiates in good faith with Brookfield DTLA during such three-day period to make revisions to the Merger Agreement that would permit the MPG Board not to effect an adverse recommendation change or terminate the Merger Agreement, and (3) the MPG Board determines that the acquisition proposal continues to be a superior proposal compared to the Merger Agreement, as revised by any changes irrevocably committed to by Brookfield DTLA; or (ii) other than in response to an acquisition proposal, the MPG Board determines in good faith that the failure to make an adverse recommendation change would be inconsistent with its duties under applicable law;
•	the commitment of the parties to complete the REIT Merger pursuant to their respective obligations under the terms of the Merger Agreement, and the likelihood that BPO and its affiliates will complete the transactions contemplated by the Merger Agreement based on, among other things:
º	the fact that BPO and its affiliates own significant assets in Downtown Los Angeles, similar to MPG’s existing property portfolio, which are expected to offer substantial opportunities to realize synergies and provide an advantage in seeking additional equity capital;
º	the fact that there is no financing or due diligence condition to the completion of the REIT Merger;
º	the MPG Board’s assessment of BPO’s and its affiliates’ resources and access to financing sources to fund the consideration contemplated by the Merger Agreement;
º	the fact that the financial and other terms and conditions of the Merger Agreement and the other transactions contemplated thereby were the product of extensive arm’s-length negotiations among the parties; and
º	the fact that the outside date under the Merger Agreement allows for sufficient time to complete the REIT Merger;
•	the Guarantee of BPO of the obligations of certain of its affiliates under the Merger Agreement;
•	the Merger Agreement provides MPG with the ability to complete the sale of US Bank Tower and Plaza Las Fuentes during the pendency of the transaction, thereby mitigating the risk associated with MPG’s liquidity position should the transaction fail to close;
•	the provisions of the Merger Agreement that provide MPG with the necessary flexibility to operate its business in the ordinary course and to address reasonably anticipated challenges that may arise during the pendency of the REIT Merger;

•	the availability of NOL carryforwards to substantially shield tax gains recognized by MPG in connection with the transaction, while enabling BPO and its affiliates to structure a taxable transaction giving its investors the benefit of a step-up in tax basis of MPG’s assets;
•	the parties’ respective obligations in respect of debt consents;
•	the fact that Brookfield DTLA agreed to assume certain potential environmental risks under the Merger Agreement;
•	the ability of MPG to pursue other strategic alternatives or continue to operate in the event of the failure of the transaction;
•	the understanding, after extensive negotiations with BPO and its affiliates and discussions with advisors, that the termination fee, no vote termination fee and expense reimbursement were necessary as part of the deal protection provisions in order to reach an agreement with BPO and its affiliates in light of the significant resources that BPO and its affiliates have committed and will commit to the potential transaction, and are a small risk in comparison to holders of MPG Common Stock losing the option to accept a transaction offering substantial value and liquidity;
•	the understanding that the termination fee, expense reimbursement, and no vote termination fee represent less than 0.8%, 0.3% and 0.2%, respectively, of MPG’s enterprise value and, due to their small size relative to MPG’s enterprise value, in the MPG Board’s view would not preclude competing bids by other strategic or financial buyers;
•	the fact that MPG will not have to pay the full termination fee after a no vote, unless a subsequent acquisition proposal, within 12 months of termination of the Merger Agreement, involves the sale of three or more of MPG’s Downtown Los Angeles properties to a single buyer in a company-level transaction or in a single asset-level transaction or a series of related transactions, and MPG’s belief that such a subsequent acquisition proposal is unlikely to occur or could be structured to avoid payment of the full termination fee;
•	the REIT Merger being subject to approval of holders of MPG Common Stock who have the option to reject the Merger Agreement and the REIT Merger; and
•	the Tender Offer, which, unlike the other proposals received by MPG, provides the opportunity for holders of MPG Preferred Stock to achieve certainty of value and liquidity.

The MPG Board also identified and considered various risks and potentially negative factors concerning the Merger Agreement and the transactions contemplated by it, including the REIT Merger. These factors included, among others:

•	the potential risk of diverting management’s focus and resources from operational matters and other strategic opportunities while working to implement the REIT Merger;
•	the substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the REIT Merger and payments to the external advisors of MPG;
•	the possibility that the REIT Merger may be unduly delayed or not completed, including due to holders of less than two-thirds of shares of MPG Common Stock approving the REIT Merger and the other transactions contemplated by the Merger Agreement;
•	the risk that failure to complete the REIT Merger could negatively affect the price of MPG Common Stock and the operating results of MPG, particularly in light of the costs incurred in connection with the transaction;
•	the risk that failure to complete the REIT Merger could negatively affect MPG’s ability to attract and retain tenants and personnel and finance its properties and operations;
•	MPG’s higher stock trading price being primarily predicated on the market believing BPO, or another entity, will acquire MPG;

•	the interests of some of MPG’s directors and officers in the transaction are different from, or in addition to, the interests of the holders of MPG Common Stock generally;
•	the restrictions on the conduct of MPG’s business between the date of the Merger Agreement and the effective time of the REIT Merger;
•	the risk related to obtaining the debt consents that are triggered as a result of the REIT Merger, which are not in the control of the parties, including the increased costs and delay on closing the transaction;
•	the risk that the sale of US Bank Tower might fail to close, which could heighten the risks associated with the failure to complete the REIT Merger;
•	the $17.0 million termination fee, $6.0 million expense reimbursement and/or $4.0 million no vote termination fee to be paid to Brookfield DTLA if the Merger Agreement is terminated under circumstances specified in the Merger Agreement, which represent approximately 10.9%, 3.8% and 2.6%, respectively, of the common equity value of MPG based on the closing price per share of MPG Common Stock on April 24, 2013, the last full trading day prior to announcement of the REIT Merger, and 0.8%, 0.3% and 0.2%, respectively, of MPG’s enterprise value on that date;
•	the terms of the Merger Agreement placing limitations on the ability of MPG to solicit, initiate, or knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an alternative acquisition proposal from a third party;
•	the cash merger consideration and cancellation of shares of MPG Common Stock upon completion of the REIT Merger which precludes holders of MPG Common Stock from having the opportunity to participate in the future performance of MPG’s assets and to realize any potential future appreciation in the value of MPG Common Stock;
•	the tax consequences to holders of MPG Common Stock from their receipt of the cash consideration in the REIT Merger;
•	the absence of appraisal rights for holders of MPG Common Stock and MPG Preferred Stock, respectively, under Maryland law;
•	the two-thirds vote requirement under Maryland law coupled with the $4.0 million no vote termination fee; and
•	the accumulation of MPG Common Stock by holders of shares of MPG Preferred Stock, which could make it difficult to effect a strategic transaction favored by the MPG Board and holders of MPG Common Stock who do not also own shares of MPG Preferred Stock and the fact that if these stockholders block the REIT Merger, MPG will be required to pay Brookfield DTLA the $4.0 million no vote termination fee and up to $6.0 million of expense reimbursement payments.

The MPG Board also considered the interests that certain executive officers and directors of MPG may have with respect to the REIT Merger, which are described in the section “Interests of MPG’s Directors and Executive Officers in the Mergers” below), which the MPG Board considered as being neutral in its evaluation of the proposed transaction.

Although the foregoing discussion sets forth material factors considered by the MPG Board in reaching its recommendation that were disclosed in MPG’s Proxy Statement, it may not include all of the factors considered by the MPG Board, and each director may have considered different factors or given different weights to different factors. As described in the Proxy Statement, in view of the various factors and the amount of information considered, the MPG Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. Similarly, the Proxy Statement indicates that the MPG Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement.

The Company’s Reasons for the Merger

In an effort to strengthen its position in Downtown Los Angeles, Brookfield DTLA is engaging in this transaction to own both BPO’s existing Downtown Los Angeles office assets and all of the assets of MPG. The Company, a subsidiary of Brookfield DTLA, will own the office properties described in this Registration Statement in the section “Description of Real Estate and Operating Data of the Company” below. In reaching its decision to approve the Merger Agreement, the board of directors of BPO consulted with its management, as well as its legal advisors, and considered a number of factors, including:

•	its knowledge of BPO’s business, operations, financial condition, earnings and prospects and of MPG’s business, operations, financial condition, earnings and prospects, including its existing high leverage and complex capital structure, taking into account the results of BPO’s due diligence review of MPG;
•	the fact that, upon the consummation of the Mergers and the Subsequent Transactions, it is expected that Brookfield DTLA’s portfolio will consist principally of seven class A office properties totaling 8.3 million square feet, and as a result, through its ownership in Brookfield DTLA, BPO’s investment in the Downtown Los Angeles office market will be converted from an approximately 83% interest in three office properties to an approximately 47% interest in an expanded portfolio of seven office assets;
•	the financial and other terms and conditions of the Merger Agreement, including provisions designed to limit the ability of the MPG Board to solicit third party acquisition proposals and provisions providing for payment by MPG to BPO of a termination fee if the Merger Agreement is terminated under certain circumstances;
•	the regulatory and other approvals required in connection with the transactions contemplated by the Merger Agreement and the likelihood such approvals would be received in a timely manner and without unacceptable conditions.

The foregoing discussion of the factors considered by the BPO board of directors is not intended to be exhaustive, but rather includes the material factors considered by the BPO board of directors. In reaching its decision to approve the Merger Agreement, the REIT Merger and the other transactions contemplated by the Merger Agreement, the BPO board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The BPO board of directors considered all these factors as a whole, including discussions with, and questioning of, BPO management and BPO’s legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Regulatory Approvals

The completion of the Mergers is not expected to require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state, county or local or any foreign government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body, except for (i) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, state securities or “blue sky” laws and state takeover laws, (ii) the filing with the SEC of the Proxy Statement, (iii) any filings required under the rules and regulations of the NYSE, and (iv) the filing of the articles of merger with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL, the Maryland Revised Uniform Limited Partnership Act, as amended, and the Maryland Limited Liability Company Act, as applicable. The Brookfield Parties are working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the Mergers.

It is possible that one or more of the regulatory approvals required to complete the Mergers will not be obtained on a timely basis or at all. Under the Merger Agreement, MPG and Brookfield DTLA have each agreed to use its commercially reasonable efforts to take, or cause to be taken, all reasonably appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws to consummate and make effective the merger and the other contemplated transactions, including, without limitation, using its commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, waivers, exemptions, qualifications and orders as are necessary for the consummation of the merger and the other contemplated transactions and to fulfill the conditions to the closing.

Registration Statement.  The Company has agreed use its commercially reasonable efforts to (a) have this Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, (b) ensure that this Registration Statement complies in all material respects with the Exchange Act or Securities Act, and (c) keep this Registration Statement effective for so long as necessary to complete the contemplated transactions. The parties have agreed, among other things, to furnish to the Company all necessary information and such other assistance as may be reasonably requested to prepare, file and distribute this Registration Statement and to cooperate to file any necessary amendments or supplements to this Registration Statement.

In the absence of an SEC stop order that is then in effect, the effectiveness of this Registration Statement is not a condition to the relevant Brookfield Parties’ obligations to consummate the Mergers or the other transactions contemplated by the Merger Agreement. However, if all the conditions to the obligations of the relevant Brookfield Parties to consummate the Mergers and the other transactions contemplated by the Merger Agreement have been satisfied (other than those required to be satisfied or waived at the closing of the Mergers) but either (1) this Registration Statement has not become effective or (2) the SEC has issued a stop order suspending the effectiveness of this Registration Statement that remains in effect, then Brookfield DTLA will have the right, by written notice to the Company delivered one or more times, to delay the closing until the earliest to occur of (A) the date specified in the written notice by Brookfield DTLA, (B) one business day after the date of effectiveness of this Registration Statement, (C) one business day after any stop order in respect of this Registration Statement has been lifted, reversed or otherwise terminated, and (D) September 25, 2013. If Brookfield DTLA exercises this right, then (x) it will be deemed to have immediately and irrevocably waived all of the conditions to its obligations to close the Mergers and the other transactions contemplated by the Merger Agreement, other than the conditions relating to the following: (i) the absence of a legal restraint prohibiting the consummation of the Mergers and the other transactions contemplated by the Merger Agreement to the extent not related to a stop order suspending the effectiveness of the Registration Statement, (ii) performance by MPG and the MPG Partnership of their agreements and covenants under the Merger Agreement, but only if the failure of such condition to be satisfied arises from an action by MPG or the MPG Partnership that constitutes a willful and material breach of the Merger Agreement, and (iii) the absence of a Material Adverse Effect (as defined below); and (y) after August 15, 2013, Brookfield DTLA will be deemed to have irrevocably waived all conditions to its obligations to close the Mergers and the other transactions contemplated by the Merger Agreement except for the condition related to MPG and the MPG Partnership performance of agreements and covenants under the Merger Agreement, but only if the failure of such condition to be satisfied arises from an action by MPG or the MPG Partnership that constitutes a willful and material breach of the Merger Agreement.

Accounting Treatment

The Company will account for the merger of MPG using the acquisition method of accounting, in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification 805, “Business Combinations.” The Company will account for the contributions of the assets held by 333 South Hope and EYP Realty as transactions between entities under common control, in accordance with Accounting Standards Codification Subtopic 805-50, “Business Combinations — Related Issues.”

Restrictions on Sales of Company Series A Preferred Stock Received in the REIT Merger

All of the shares of Company Series A Preferred Stock issued in the REIT Merger will be freely transferable under the Securities Act, except for shares of Company Series A Preferred Stock issued to any person who is deemed to be an “affiliate” (as such term is defined in the Securities Act) of the Company after completion of the REIT Merger. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with the Company and may include the executive officers and directors of the Company, as well as significant stockholders (including certain of the Brookfield Parties and/or their affiliates). Affiliates may not sell their shares of Company Series A Preferred Stock acquired in the REIT Merger except pursuant to an effective registration statement under the Securities

Act covering the resale of those shares; or any other applicable exemption under the Securities Act. See also the section “Description of the Company Series A Preferred Stock — Restrictions on Ownership and Transfer” below.

The Registration Statement, of which this prospectus forms a part, does not cover resale of Company Series A Preferred Stock received by any person in the REIT Merger, and no person is authorized to make any use of this prospectus in connection with any resale.

Listing of the Company Series A Preferred Stock

The Company intends to file a listing application with the NYSE in respect of the shares of Company Series A Preferred Stock to be issued in the REIT Merger. However, the Company is not required, and no other Brookfield Party is under any obligation to cause the Company, to list the Company Series A Preferred Stock on any securities exchange or otherwise attempt to create a market for the Company Series A Preferred Stock, and authorization for listing the Company Series A Preferred Stock on the NYSE (or any other exchange) is not a condition to the parties’ obligations to complete the REIT Merger.

Even if the Company Series A Preferred Stock is authorized for listing on the NYSE (or other exchange), Brookfield DTLA may cause the Company to apply for delisting of the Company Series A Preferred Stock in the future, provided the requirements for such delisting are met. To delist voluntarily, Brookfield DTLA will be required to cause the Company to comply with the SEC’s rules issued under Section 12(b) of the Exchange Act, which include the filing of an application with the SEC, following which the SEC will publish a notice and accept comments relating to the proposed delisting. Once the Company Series A Preferred Stock is no longer listed on the NYSE or any other securities exchange, the market for the shares of Company Series A Preferred Stock could be adversely affected, however, price quotations for the shares of Company Series A Preferred Stock might still be available from other sources. The extent of the public market for the Company Series A Preferred Stock and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held shares of Company Series A Preferred Stock at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Company Series A Preferred Stock under the Exchange Act and other factors.

Holders of MPG Preferred Stock Do Not Have Dissenters’ Appraisal Rights in Connection with the Tender Offer or the REIT Merger

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and demand that the corporation pay the fair value for their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. No appraisal rights are available under the MGCL to holders of MPG Preferred Stock in connection with the REIT Merger because, as permitted by the MGCL, MPG’s charter provides that stockholders are not entitled to exercise any appraisal rights unless a majority of the MPG Board determines that such rights apply to a transaction as to which stockholders would otherwise be entitled to appraisal rights. Because holders of MPG Preferred Stock are not entitled to vote on the REIT Merger and the MPG Preferred Stock will be listed on a national securities exchange on the record date for determining stockholders entitled to vote on the REIT Merger, no appraisal rights are available to the holders of MPG Preferred Stock in connection with the REIT Merger.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement, a copy of which is filed as Exhibits 2.1 and 2.2 to the Registration Statement of which this prospectus forms a part. The Merger Agreement is not intended to provide you with any other factual information about BPO, Offeror, Brookfield DTLA, the Company or MPG. Such information can be found elsewhere in the prospectus and the Registration Statement of which this prospectus forms a part, and in other public filings, to the extent applicable, available without charge at www.sec.gov.

The Tender Offer.

The Merger Agreement provides for the commencement of the Tender Offer promptly after the date of the Merger Agreement. For a description of the material terms of the Tender Offer, see the section “The Tender Offer” on page 56.

Form, Effective Time and Closing of the Mergers.

The REIT Merger.  The Merger Agreement provides for the merger of MPG with and into REIT Merger Sub, upon the terms and subject to the conditions set forth in the Merger Agreement. REIT Merger Sub will be the surviving corporation (the “Surviving Corporation”) in the REIT Merger and will continue to do business following the REIT Merger. Brookfield DTLA has the option to restructure the REIT Merger such that the REIT Merger Sub will merge with and into MPG with MPG surviving such merger. The REIT Merger will become effective at such time as the articles of merger have been accepted for record by the SDAT or at a later date and time agreed to by the parties and specified in the articles of merger, but not to exceed five days after the articles of merger are accepted for record by the SDAT.

The Merger Agreement provides that the closing of the REIT Merger will take place, subject to certain extension rights of the parties, upon the later of (a) the first business day after June 27, 2013 on which the last of the conditions to closing of the REIT Merger (described under the section “— Conditions to Completion of the Mergers”) have been satisfied or waived (other than the conditions that by their terms are to be satisfied at the closing of the REIT Merger, but subject to the satisfaction or waiver of those conditions) and (b) the second business day after the last of the conditions to closing of the REIT Merger (described under the section “— Conditions to Completion of the Mergers”) (other than the conditions that by their terms are to be satisfied at the closing of the REIT Merger, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived, and, subject to the foregoing, the closing of the REIT Merger will take place at such time and on a date to be specified by the parties. Notwithstanding the foregoing, if the closing of the REIT Merger is scheduled to occur on the second day through last business day of any month, Brookfield DTLA has a one-time right to delay the closing until the earlier of one business day prior to the Outside Date (as defined in the Merger Agreement; see the section “— Termination” below) and the last business day of such month provided that it irrevocably waives all conditions to its obligation to close the Mergers other than the conditions relating to (x) the absence of a Material Adverse Effect (as defined in the Merger Agreement; see the section “— Definition of Material Adverse Effect” below) and (y) the absence of a legal restraint prohibiting the consummation of the Mergers and the other transactions contemplated by the Merger Agreement to the extent not related to a stop order suspending the effectiveness of this Registration Statement.

The Partnership Merger.  The Merger Agreement also provides for the merger of Partnership Merger Sub with and into the MPG Partnership, upon the terms and subject to the conditions set forth in the Merger Agreement. The MPG Partnership will be the surviving partnership in the Partnership Merger. At the election of Brookfield DTLA, immediately after the effective time of the REIT Merger and immediately prior to the effective time of the Partnership Merger, DTLA Holding will purchase from the Partnership newly issued Limited Partner Common Units, as that term is defined in the Merger Agreement (such election to purchase, the “DTLA Holding Investment”).

After the effective time of the REIT Merger and, if Offeror elects, the DTLA Holding Investment, Partnership Merger Sub and the MPG Partnership will duly execute and file with the SDAT articles of merger.

The Partnership Merger will become effective at such time as the partnership articles of merger have been accepted for record by the SDAT or at a later date and time agreed to by the parties and specified in the articles of merger, but not to exceed five days after the articles of merger are accepted for record by the SDAT.

Organizational Documents of the Surviving Corporation and the Surviving Partnership.

Upon completion of the REIT Merger, the charter and bylaws of the Surviving Corporation will be in the forms attached as exhibits to the Merger Agreement, subject to any modifications reasonably approved by MPG.

The certificate of limited partnership of the MPG Partnership, as in effect immediately prior to the Partnership Merger effective time, will be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein or by law. The limited partnership agreement of the MPG Partnership, as in effect immediately prior to the Partnership Merger effective time, will be the limited partnership agreement of the Surviving Partnership (subject to any amendments made or requested by Brookfield DTLA substantially contemporaneously with the closing of the transactions in order to effectuate certain provisions of the Merger Agreement) until thereafter amended as provided therein or by law (the “Surviving Partnership Agreement”).

Directors and Officers of the Surviving Corporation.

At the effective time of the REIT Merger, the board of directors of REIT Merger Sub immediately prior to the effective time and, if all of the outstanding shares of MPG Preferred Stock are not purchased in the Tender Offer, the two directors of MPG who were elected by the holders of MPG Preferred Stock prior to the effective time of the REIT Merger, will be the directors of the Surviving Corporation. The officers of REIT Merger Sub immediately prior to the effective time of the REIT Merger will be the initial officers of the Surviving Corporation.

The Surviving Corporation will be the general partner of the Surviving Partnership (and the managing member of the Surviving LLC) following the effective time of the Partnership Merger.

Merger Consideration; Effects of the Merger and the Partnership Merger.

Common Stock Merger Consideration.  At the effective time of the REIT Merger and by virtue of the REIT Merger, each share of MPG Common Stock issued and outstanding immediately prior to the effective time will automatically be converted into, and canceled in exchange for, a right to receive an amount in cash to be paid by Offeror equal to $3.15, which is referred to herein as the “Merger Consideration,” without interest and less any required withholding taxes.

7.625% Series A Cumulative Redeemable Preferred Stock.  Each share of MPG Preferred Stock issued and outstanding immediately prior to the effective time of the REIT Merger will automatically, and without a vote by any holders of MPG Preferred Stock, be converted into, and canceled in exchange for, one share of Company Series A Preferred Stock, with the rights, terms and conditions thereof substantially the same as those of the MPG Preferred Stock as set forth in MPG’s charter and bylaws. The Merger Agreement provides that if more than 66.6% of the shares of MPG Preferred Stock outstanding on the date of the Merger Agreement are tendered in the Tender Offer, then Offeror will have the right, but not the obligation, to cause all remaining MPG Preferred Stock not tendered in the Tender Offer to be converted into a price per share equal to the Offer Price, in cash, without interest and less any required withholding tax, as long as such conversion complies in all respects with applicable law and the MPG charter. However, pursuant to the Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among MPG, the MPG Partnership and the Brookfield Parties, Brookfield DTLA irrevocably waived its rights under the foregoing proviso and will not have the right to cause shares of MPG Preferred Stock that are not tendered in the Tender Offer to be converted into cash in the REIT Merger.

Stock Options.  Immediately prior to the effective time of the REIT Merger, each outstanding MPG stock option (a “Stock Option”), whether or not then exercisable, will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (1) the number of shares of MPG Common Stock subject to such Stock Option immediately prior to the effective time, and (2) the excess, if any, of the Merger Consideration over the exercise price per share of such Stock Option (the “Option Merger Consideration”), without interest and less any required withholding tax. If the exercise price per share of any

Stock Option is equal to or greater than the Merger Consideration, such Stock Option will be canceled without any cash payment being made in respect thereof.

Restricted Stock.  Immediately prior to the effective time of the REIT Merger, each outstanding share of MPG restricted stock (“Restricted Stock”) will cease to be subject to any forfeiture or vesting conditions and each such share will be automatically converted into, and canceled in exchange for the right to receive the Merger Consideration, without interest (the “Restricted Stock Merger Consideration”) in accordance with the terms and conditions of the conversion and cancellation of the shares of MPG Common Stock.

Restricted Stock Units.  Immediately prior to the effective time of the REIT Merger, each outstanding MPG restricted stock unit (“RSU”) will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (1) the number of shares of MPG Common Stock subject to such RSU immediately prior to the effective time, whether or not vested, and (2) the Merger Consideration (the “RSU Merger Consideration”), without interest and less any required withholding tax.

Partnership Merger Consideration.  As a result of the Partnership Merger, each limited partner common unit in the MPG Partnership issued and outstanding immediately prior to the effective time of the Partnership Merger (other than such units held by MPG or any subsidiary, or acquired pursuant to any investment by an affiliate of Merger Sub in the MPG Partnership or via partnership redemptions) will automatically be converted into, and canceled in exchange for, the right to receive an amount in cash equal to the Merger Consideration, which is referred to herein as the “Partnership Merger Consideration,” without interest and less any required withholding tax. Each outstanding limited partner common unit in the MPG Partnership held by any MPG subsidiary and each general partner common unit in the MPG Partnership will automatically be converted into, and canceled in exchange for, one Series B partnership general partner unit, with the rights, terms and conditions set forth in the Surviving Partnership Agreement. The Series B partnership general partner units will rank junior to the MPG Partnership’s 7.625% Series A Cumulative Redeemable Partnership Units. Each limited partner common unit in the MPG Partnership acquired pursuant to any investment by an affiliate of Partnership Merger Sub in the MPG Partnership or via partnership redemptions will remain outstanding as one limited partner common unit of the Surviving Partnership. Each general partner preferred unit in the Partnership will remain outstanding as one general partner preferred unit of the Surviving Partnership. All partnership interests in Partnership Merger Sub will automatically be canceled, retired and cease to exist.

Procedures for Exchange of Shares of Company Series A Preferred Stock of Shares of MPG Common Stock, Shares of MPG Preferred Stock and Unit Certificates.  The exchange of shares of MPG Common Stock into the right to receive the Merger Consideration will occur automatically at the effective time of the REIT Merger. In accordance with the Merger Agreement, Brookfield DTLA will appoint a paying agent reasonably satisfactory to MPG to handle the payment and delivery of the Merger Consideration. On or before the effective time of the REIT Merger, Brookfield DTLA will deposit with the paying agent the Merger Consideration and Partnership Merger Consideration. As promptly as practicable after the effective time of the REIT Merger, but in any event within five business days thereafter, the Surviving Corporation will cause the paying agent to send to each record holder of shares of MPG Common Stock immediately prior to the effective time of the REIT Merger, a letter of transmittal and instructions explaining how to surrender shares of MPG Common Stock to the paying agent in exchange for Merger Consideration. As promptly as practicable after the effective time of the REIT Merger, but in any event within five business days thereafter, the Company will cause the paying agent to send to each record holder of shares of MPG Preferred Stock immediately prior to the effective time of the REIT Merger, a letter of transmittal and instructions explaining how to surrender shares of MPG Preferred Stock to the paying agent in exchange for Company Series A Preferred Stock. As promptly as practicable after the effective time of the Partnership Merger, but in any event within five business days thereafter, the Surviving Corporation will cause the paying agent to send to each record holder of Limited Partner Common Units immediately prior to the effective time, a letter of transmittal and instructions explaining how to surrender Limited Partner Common Units to the paying agent in exchange for Partnership Merger Consideration.

Upon adherence to the applicable procedures set forth in the letter transmittal or surrender of a certificate for cancellation, as the case may be, the holder of such MPG common share or certificate will receive the

Merger Consideration due to such stockholder, without interest and less any required withholding tax. At the effective time of the REIT Merger, each certificate that previously represented shares of MPG Common Stock will only represent the right to receive the Merger Consideration into which those shares of MPG Common Stock have been converted. At the effective time of the Partnership Merger, each certificate that previously represented a Limited Partner Common Unit in the MPG Partnership will only represent the right to receive the Partnership Merger Consideration into which those Limited Partner Common Units in the MPG Partnership have been converted.

Payment of Option Merger Consideration, Restricted Stock Merger Consideration and RSU Merger Consideration.  Prior to the effective time of the REIT Merger, MPG will deliver to Brookfield DTLA a schedule setting forth the amount of the Option Merger Consideration to be paid to the holders of Stock Options, the Restricted Stock Merger Consideration to be paid to the holders of Restricted Stock and the RSU Merger Consideration to be paid to the holders of RSUs. On or before the effective time of the REIT Merger, Brookfield DTLA will deposit with MPG the Option Merger Consideration, the Restricted Stock Merger Consideration, and the RSU Merger Consideration to be paid to the holders of such Stock Options, Restricted Stock and RSUs, as the case may be. MPG will thereafter pay, without interest and less any required withholding tax, the Option Merger Consideration, the Restricted Stock Merger Consideration and the RSU Merger Consideration to the holders of such Stock Options, Restricted Stock and RSUs, as the case may be, reasonably promptly (but in no event more than five business days) following the closing of the REIT Merger. At the effective time of the REIT Merger, holders of Stock Options, Restricted Stock and RSUs will have no further rights with respect to any such award, other than the right to receive the Option Merger Consideration, the Restricted Stock Merger Consideration or the RSU Merger Consideration, as applicable, due to such holder.

Available Funds.  Brookfield DTLA has represented in the Merger Agreement that it currently has, or has access to, and will have, on the closing date of the Mergers, cash sufficient to pay the Merger Consideration, Partnership Merger Consideration and Option Merger Consideration, respectively, and to satisfy the obligations of the relevant Brookfield Parties under the Merger Agreement, including all transactions contemplated by the Merger Agreement and all related expenses to be paid by Brookfield DTLA and REIT Merger Sub.

BPO agreed to guarantee the payment and monetary obligations of the relevant Brookfield Parties under the Merger Agreement.

Withholding.  All payments under the Merger Agreement are subject to applicable withholding requirements.

Dissenters’ Rights.  No dissenters’ or appraisal rights, or rights of objecting holders of MPG Common Stock or MPG Preferred Stock under Section 3-202 of the MGCL, will be available with respect to the REIT Merger or the other transactions contemplated by the Merger Agreement.

Representations and Warranties.

The Merger Agreement contains a number of customary representations and warranties made by MPG and the MPG Partnership (together, the “MPG Parties”), on the one hand, and certain of the Brookfield Parties, on the other hand. The representations and warranties were made by the parties as of the date of the Merger Agreement and do not survive the effective time of the REIT Merger or the Partnership Merger, as applicable. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement and qualified by information each of BPO and MPG filed with or furnished to the SEC on or after January 1, 2010 and prior to April 12, 2013 and in the disclosure schedules delivered in connection with the Merger Agreement.

Representations and Warranties of the MPG Parties.  The MPG Parties made representations and warranties in the Merger Agreement relating to, among other things:

•	due incorporation/formation/organization, valid existence, good standing and qualification of MPG, the MPG Partnership and all subsidiaries of MPG;
•	absence of certain MPG subsidiary securities;

•	due authorization and valid issuance of equity securities of MPG’s subsidiaries;
•	capitalization;
•	authority to enter into the Merger Agreement;
•	due authorization, execution and delivery of the Merger Agreement;
•	absence of certain organizational, regulatory and contractual conflicts;
•	consents and approvals required for the Merger Agreement and the Surviving Partnership Agreement;
•	possession of necessary permits and compliance with permits and the law;
•	SEC filings, financial statements and internal controls under the Sarbanes-Oxley Act;
•	absence of a Material Adverse Effect (as defined below) and conduct of business in the ordinary course since December 31, 2012;
•	absence of undisclosed liabilities;
•	absence of material litigation that would prevent or materially delay the consummation of the contemplated transactions or have a Material Adverse Effect;
•	employee benefit plans and compensation arrangements;
•	labor and other employment matters;
•	accuracy of disclosure documents to be sent to common stockholders in connection with the Mergers and the contemplated transactions;
•	real property (owned and leased);
•	intellectual property;
•	tax matters;
•	environmental matters;
•	material contracts;
•	investment banking and broker fees paid to financial advisors;
•	receipt of opinions from financial advisors;
•	insurance;
•	related party transactions;
•	inapplicability of state takeover statutes;
•	absence of need to register under the Investment Company Act of 1940; and
•	billing arrangements.

Representations and Warranties of the Brookfield Parties.  Certain of the Brookfield Parties, jointly and severally, made representations and warranties in the Merger Agreement relating to, among other things:

•	due incorporation/formation, valid existence and good standing;
•	authority to enter into the Merger Agreement;
•	due authorization, execution and delivery of the Merger Agreement;
•	absence of certain organizational, regulatory and contractual conflicts;
•	consents and approvals required for the Merger Agreement and the Surviving Partnership Agreement;

•	absence of material litigation against certain of the Brookfield Parties that would prevent or delay consummation of the Mergers or other contemplated transactions;
•	investment banking and broker fees paid to financial advisors;
•	availability of funds to pay the required consideration for the Mergers;
•	ownership of the Company, REIT Merger Sub and Partnership Merger Sub;
•	absence of ownership of MPG or MPG Partnership securities;
•	accuracy of disclosure documents supplied to MPG for inclusion in the Proxy Statement or other filings;
•	absence of entry into any contract with certain members of MPG or its affiliates; and
•	due execution, validity and enforceability of the guarantee made by BPO in favor of MPG.

Definition of Material Adverse Effect.

Many of the representations of MPG in the Merger Agreement are qualified by a “Material Adverse Effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect). For the purposes of the Merger Agreement, “Material Adverse Effect” means (x) any casualty loss (as defined in the Merger Agreement) or (y) other event, circumstance, change or effect that is materially adverse to the financial condition, assets, properties or results of operations of MPG and its subsidiaries, taken as a whole. However, for purposes of clause (y) above, any event, circumstance, change or effect will not be considered a Material Adverse Effect to the extent arising out of or attributable to:

•	any decrease in the market price of shares of MPG Common Stock (but not any event, circumstance, change or effect underlying such decrease to the extent that such event, circumstance, change or effect would otherwise constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur);
•	any events, circumstances, changes or effects that affect the real estate ownership and leasing business generally;
•	any changes in the United States or global economy or capital, financial, banking or securities markets generally, including changes in interest or exchange rates;
•	national or international political or social conflicts, including the commencement or escalation of a war or hostilities or the occurrence of acts of terrorism or sabotage;
•	any changes in the general economic, labor, legal, regulatory or political conditions in the geographic regions in which MPG or its subsidiaries operate;
•	any events, circumstances, changes or effects arising from the consummation or anticipation of the transactions contemplated by the Merger Agreement or the announcement of the execution of the Merger Agreement;
•	any events, circumstances, changes or effects arising from the compliance with the terms of, or the taking of any action required by, the Merger Agreement;
•	fires, earthquakes, terrorism, flooding, hurricanes, other natural disasters, acts of God or other casualty;
•	changes in law or GAAP after the date of the Merger Agreement;
•	any change in the tenant occupancy of MPG properties;
•	damage or destruction of any MPG property caused by casualty, whether or not covered by insurance;
•	the bankruptcy or insolvency of any tenant or tenants of any MPG property or the default by any tenant or tenants under the terms of any MPG lease;

•	any failure by MPG to meet internal or analysts’ projections for any period ending (or for which revenues, earnings or other financial data are released) on or after the date of the Merger Agreement (but not any event, circumstance, change or effect underlying such failure to the extent that such event, circumstance, change or effect would otherwise constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur);
•	any impairment or other similar write down in the value of any MPG property (but not any event, circumstance, change or effect underlying such impairment or other similar write down to the extent that such event, circumstance, change or effect would otherwise constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur);
•	the issuance of a qualified, modified or “going-concern” opinion in respect of MPG and/or its subsidiaries by MPG’s independent auditors;
•	any change in the trading price of the shares of MPG Preferred Stock, or failure to declare or pay dividends on the shares of MPG Preferred Stock; or
•	certain other environmental conditions.

Mutual Closing Conditions.

The obligation of each of the relevant Brookfield Parties and MPG Parties to complete the Mergers, subject to certain exceptions and limitations, is subject to the satisfaction or waiver, at or prior to the effective time of the REIT Merger, of the following conditions:

•	approval of the REIT Merger and the other transactions contemplated by the Merger Agreement by MPG’s common stockholders; and
•	the absence of any law, order, stipulation, or other legal restraint of any court of competent jurisdiction or governmental authority prohibiting the Mergers and the other transactions contemplated by the Merger Agreement.

Additional Closing Conditions for the Benefit of Certain of the Brookfield Parties.

The obligation of the relevant Brookfield Parties under the Merger Agreement to complete the Mergers, subject to certain exceptions and limitations, is subject to the satisfaction or waiver, at or prior to the effective time of the REIT Merger, of the following conditions:

•	the accuracy in all material respects as of the date of the Merger Agreement and as of the effective time of the REIT Merger (but, in the case of representations and warranties that by their terms address matters only as of another specified date, then only as of that specified date) of certain representations and warranties made in the Merger Agreement by the MPG Parties regarding their organization and valid existence, good standing, certain capitalization matters, authority relative to the Merger Agreement, the opinions of MPG’s financial advisors, brokers, state takeover statutes and registration under the Investment Company Act of 1940;
•	the accuracy as of the date of the Merger Agreement and as of the effective time of the REIT Merger (but, in the case of representations and warranties that by their terms address matters only as of another specified date, then only as of that specified date) of certain representations and warranties made in the Merger Agreement by the MPG Parties regarding ownership and security interests in MPG’s subsidiaries and certain capitalization matters, except for any such inaccuracies that would not reasonably be expected to result in additional cost, expense or liability to MPG, Brookfield DTLA and their affiliates, in the aggregate, of more than $500,000;
•	the accuracy of all other representations and warranties made in the Merger Agreement by the MPG Parties (disregarding any materiality or Material Adverse Effect qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the effective time of the REIT Merger (but, in the case of representations and warranties that by their terms address matters only as of another specified date, then only as of that specified date) except for any such inaccuracies that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
•	the MPG Parties must have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it at or prior to the effective time of the REIT Merger, except for certain tax matters;
•	since the date of the Merger Agreement, no event, circumstance, change or effect has occurred that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect;
•	receipt by Brookfield DTLA of an officer’s certificate dated as of the closing date and signed by the chief executive officer or any executive vice president of MPG, certifying that the closing conditions described in the five preceding bullets have been satisfied;
•	receipt by Brookfield DTLA of an opinion dated as of the closing date from Latham & Watkins LLP regarding MPG’s qualification and taxation as a REIT under the Code; and
•	certain debt consents (described in the section “— Other Covenants Between the Parties — Debt Consents” below) have been obtained.

If Brookfield DTLA exercises its right to delay the closing because the Registration Statement has not become effective or the SEC has issued a stop order that is in effect, Brookfield DTLA will be deemed to have waived certain of the conditions to its obligations to close.

Additional Closing Conditions for the Benefit of MPG.

The obligation of the MPG Parties to complete the Mergers, subject to certain exceptions and limitations, is subject to the satisfaction or waiver, at or prior to the effective time of the REIT Merger, of the following conditions:

•	the accuracy of all representations and warranties in the Merger Agreement by the relevant Brookfield Parties (disregarding any materiality or Material Adverse Effect qualifications contained in such representations and warranties) as of the date of the Merger Agreement and as of the effective time of the Mergers (but, in the case of representations and warranties that by their terms address matters only as of another specified date, then only as of that specified date) except for any such inaccuracies that would not prevent or materially delay consummation of the mergers or the other transactions contemplated by the Merger Agreement;
•	certain of the Brookfield Parties must have performed and complied in all material respects with all agreements and covenants required to be performed or complied with by it at or prior to the effective time of the REIT Merger, except certain tax matters;
•	receipt by MPG of an officer’s certificate dated as of the closing date and signed by the president, any vice president or any executive officer of Brookfield DTLA, certifying that the closing conditions described in the two preceding bullets have been satisfied;
•	due execution and delivery of a Surviving Partnership Agreement by the relevant Brookfield Parties; and
•	the closing payments required by the Merger Agreement.

Covenants.

Affirmative Covenants.  The Merger Agreement contains various affirmative covenants which provide that during the period between the signing of the Merger Agreement and the effective time of the Merger Agreement (the “interim period”), unless Brookfield DTLA consents in writing (which consent will not be unreasonably withheld or delayed), MPG and its subsidiaries will conduct MPG’s business in all material respects in the ordinary course and in a manner consistent with past practice, and will use commercially reasonable efforts to do the following, subject to certain exceptions:

•	keep available the services of present officers and key employees;
•	maintain assets and properties in current condition; and
•	maintain REIT status.

Negative Covenants.  The Merger Agreement also contains numerous negative covenants that provide that during the interim period MPG and its subsidiaries will not take certain actions without the prior written consent of Brookfield DTLA (which consent in certain instances, will not be unreasonably withheld or delayed). These negative covenants include restrictions on the ability of MPG and its subsidiaries to, among other things:

•	amend their respective organizational or governance documents;
•	engage in certain transactions related to shares of capital stock of any class or any other securities or equity equivalents, except that MPG may:
º	issue MPG Common Stock under MPG stock rights outstanding on the date of the Merger Agreement or granted during the interim period under the existing terms of certain incentive plans;
º	grant MPG stock rights or other equity-based awards under certain incentive plans to any director of MPG at an annual meeting of the stockholders or in connection with a director’s initial appointment or election to the MPG Board;
º	issue MPG Common Stock in exchange for MPG Partnership common units pursuant to the existing terms of the limited partnership agreement of the MPG Partnership; or
º	pledge equity interests in special purpose entities in connection with any financing or refinancing permitted pursuant to the Merger Agreement;
•	repurchase, redeem, tender for or otherwise acquire any securities or equity equivalents;
•	split, combine, subdivide or reclassify any shares of capital stock or partnership interests;
•	declare, set aside or pay dividends or other distributions;
•	acquire interests in entities or any assets or property, other than certain acquisitions of personal property in the ordinary course of business, acquisitions of certain assets under any MPG lease in accordance with customary practice and acquisitions below a certain monetary threshold;
•	incur, create, assume, refinance or prepay any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned subsidiary) for indebtedness for borrowed money (subject to important exceptions, as discussed below);
•	make loans, advances or capital contributions to, or investments in, any other person;
•	make any change in existing borrowing or lending arrangements for or on behalf of any other person;
•	enter into any “keep well” or similar agreement to maintain the financial condition of another person, except to the extent required by existing contracts;

•	increase the compensation or benefits of directors, officers, employees or consultants, subject to significant exceptions;
•	make bonus payments, subject to certain exceptions;
•	grant or amend any rights to severance, change of control, retention or termination pay to, or enter into any employment or severance agreement with, any director, officer, consultant or employee;
•	establish, adopt, enter into or amend any collective bargaining or labor union agreement, profit sharing, thrift, pension, retirement, deferred compensation, retention or severance plan;
•	amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any plan;
•	hire new employees, other than to hire a replacement for an employee whose employment has terminated or with respect to vacant positions;
•	make payments to lenders or special servicers or pre-pay any indebtedness, subject to significant exceptions;
•	change accounting principles or practices, except as required by GAAP or a change in law, or pursuant to written instructions, comments or orders from the SEC;
•	terminate, modify, waive or amend provisions of MPG’s ground leases;
•	authorize, or enter into any commitment for, any new capital expenditure relating to the operating properties, except emergency repairs, expenditures required by law or contractual obligations, expenditures below a specified threshold that are incurred in the ordinary course or to preserve human health and safety, and certain other exceptions;
•	authorize, enter into, renew, modify, materially amend or terminate, or waive any right or give consent under, any material contract;
•	enter into new material lines of business;
•	amend or modify any engagement letter with financial advisors or engage additional financial advisors in connection with the transactions contemplated by the Merger Agreement;
•	enter into an agreement that would restrict the MPG Parties or certain of the Brookfield Parties from engaging in a material line of business;
•	waive, release, assign, settle or compromise claims, actions, suits, proceedings, arbitrations, mediations or other investigations;
•	take certain actions related to tax elections, returns, settlements and agreements;
•	take or fail to take any action that could reasonably be expected to cause MPG to fail to qualify as a REIT or any subsidiary to cease to be treated as (1) a partnership or disregarded entity for U.S. federal income tax purposes, or (2) a qualified REIT subsidiary or taxable REIT subsidiary;
•	enter into, amend or modify any existing tax protection agreement or take any action that could reasonably be expected to violate any existing tax protection agreement, except in connection with a potential disposition of Plaza Las Fuentes;
•	sell or dispose MPG properties, except for Plaza Las Fuentes, or any other assets of MPG in excess of certain monetary limits;
•	initiate or consent to zoning, permit, development or site plan alterations;
•	enter into joint ventures or partnerships;
•	permit existing insurance policies to be canceled or terminated without replacement;
•	take any action that would reasonably be expected to cause a termination of the MPG Partnership for tax or state law purposes;

•	enter into, renew or materially amend any material lease;
•	adopt a plan or resolutions for liquidation or dissolution;
•	call, give notice of, convene or hold the annual meeting of stockholders until after September 16, 2013; or
•	authorize or enter into any contract or otherwise make any commitment to do any of the foregoing.

Notwithstanding certain of the negative covenants, MPG may, among other things:

•	extend, replace or refinance the indebtedness encumbering US Bank Tower subject to certain limitations;
•	prepay US Bank Tower indebtedness up to a certain amount in order to obtain an extension on the indebtedness subject to certain limitations;
•	sell US Bank Tower and/or repay or prepay US Bank Tower indebtedness in connection with such a sale, subject to certain limitations;
•	take necessary action to remove any impediment to closing a sale of US Bank Tower, subject to certain limitations;
•	sell Plaza Las Fuentes and/or repay or prepay Plaza Las Fuentes indebtedness in connection with such a sale, subject to certain limitations;
•	extend the indebtedness encumbering KPMG Tower subject to certain limitations; or
•	take any action at any time that in the reasonable judgment of the MPG Board, and upon notice to and consultation with Brookfield DTLA, is reasonably necessary for MPG to maintain its qualification as a REIT other than declare, set aside, or pay dividends or other distributions.

Other Covenants Between the Parties.

Access to Information.  The Merger Agreement requires that the MPG Parties provide Brookfield DTLA with reasonable access to information prior to the closing of the Mergers. Subject to certain exceptions, all information provided to the relevant Brookfield Parties will be kept confidential in accordance with the confidentiality agreement between Brookfield DTLA and MPG.

Contact with Third Parties.  Subject to certain exceptions, Brookfield DTLA will not contact any of the landlords, tenants, licensees or franchisees or ground lessors of MPG or any MPG subsidiary with respect to MPG, any MPG property or the transactions contemplated by the Merger Agreement.

Effort to Effectuate the Transactions.  Subject to certain exceptions, all parties will use their commercially reasonable efforts to do all things reasonably necessary to consummate and make effective the Mergers and the other transactions contemplated by the Merger Agreement.

Debt Consents.  Each of the parties agrees to use commercially reasonable efforts to obtain the required debt consents, and will coordinate and reasonably cooperate in soliciting and obtaining such consents. Each of Brookfield DTLA and MPG agrees:

•	to keep the other party informed of material communications with lenders;
•	to give the other party at least two calendar days to review and comment on all debt consent materials;
•	not to engage or participate in material meetings or discussions with any lender without providing the other party reasonable opportunity to participate;
•	to participate in meetings with any lender or rating agency and assist in obtaining required ratings upon request;
•	in the case of MPG, to assist Brookfield DTLA in establishing or maintaining accounts and blocked account agreements and lock box arrangements;

•	to assist the other in obtaining waivers, consents, estoppels and approvals to material leases, encumbrances and contracts from other parties;
•	to execute and deliver certificates, legal opinions or other instruments relating to guarantees or the pledge of collateral;
•	to take corporate actions to permit the consummation of debt consents on the closing date;
•	that neither party will be required to execute any document or make any statements, certifications, or analyses for the benefit of the other party, other than those that become effective immediately after the closing;
•	that MPG will not be required to pay any commitment fee or expense, or incur any other material obligation or liability, in connection with obtaining debt consents; and
•	that MPG will not without the prior written consent of Brookfield DTLA (except for the extension of US Bank Tower indebtedness, KPMG Tower indebtedness, entry into certain material contracts, and sale of Plaza Las Fuentes and US Bank Tower, as provided in the Merger Agreement):
º	prepay any portion of any indebtedness or establish any reserves in connection with obtaining the debt consents; or
º	agree to amend, modify, supplement or waive the terms and conditions of the outstanding indebtedness in any material respect, provided that Brookfield DTLA will not unreasonably withhold its consent unless the cumulative effect of such changes would be reasonably likely to materially and adversely affect its economic benefit derived from the MPG property.

Proxy Statement.  MPG agreed to prepare and cause to be filed with the SEC a Proxy Statement as promptly as reasonably practicable following the date of the Merger Agreement. MPG and Brookfield DTLA also agreed to use commercially reasonable efforts to respond promptly to any comments of and requests by the SEC and MPG agreed to cause the Proxy Statement to be mailed to holders of shares of MPG Common Stock entitled to vote at the special meeting of the holders of shares of MPG Common Stock for the purpose of seeking approval for the REIT Merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable. The Proxy Statement must include the recommendation of the MPG Board that the holders of shares of MPG Common Stock vote in favor of the REIT Merger.

Registration Statement.  Under the terms of the Merger Agreement, the Company is obligated to prepare and file with the SEC the Registration Statement, of which this prospectus forms a part, relating to the issuance of shares of Company Series A Preferred Stock to the holders of shares of MPG Preferred Stock pursuant to the Merger Agreement as soon as practicable after the date of the Merger Agreement. Furthermore, the Company has agreed to use its commercially reasonable efforts to (a) have this Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, (b) ensure that this Registration Statement complies in all material respects with the Exchange Act or Securities Act, and (c) keep this Registration Statement effective for so long as necessary to complete the contemplated transactions. The parties have agreed, among other things, to furnish to the Company all necessary information and such other assistance as may be reasonably requested to prepare, file and distribute this Registration Statement and to cooperate to file any necessary amendments or supplements to this Registration Statement.

In the absence of a stop order from the SEC that has been issued prior to the closing of the Mergers and has not been lifted, reversed or otherwise terminated, the effectiveness of this Registration Statement is not a condition to the obligations of the Brookfield Parties to consummate the Mergers and the other transactions contemplated by the Merger Agreement. Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, if all conditions to the obligations of the Brookfield Parties to consummate the Mergers and the other transactions contemplated by the Merger Agreement have been satisfied (other than those required to be satisfied or waived at the closing of the Mergers) but either (A) this Registration Statement has not become effective in accordance with the provisions of the Securities Act or (B) the SEC has issued a stop order suspending the effectiveness of this Registration Statement that remains in effect, then Brookfield DTLA will have the right to delay the closing (the “S-4 Extension Right”) until the earliest to occur of (I) the date specified by Brookfield DTLA in such written notice, (II) one business day after the date on which this Registration Statement has become effective in accordance with the Securities Act, (III) one business day after any stop order (if any) issued by the SEC in respect of this Registration Statement has been lifted, reversed or otherwise terminated, and (IV) September 25, 2013. As a result of exercising the S-4 Extension Right, (x) Brookfield DTLA will be deemed to have immediately and irrevocably waived all of the conditions to its obligation to close the Mergers other than the conditions relating to the following: (1) the condition set forth in Section 8.01(b) (the absence of a legal restraint prohibiting the consummation of the Mergers and the other transactions contemplated by the Merger Agreement), but only to the extent not related to a stop order suspending the effectiveness of this Registration Statement, (2) Section 8.02(b) (performance by MPG and the MPG Partnership of their agreements and covenants under the Merger Agreement), but only if the failure of such condition to be satisfied arises from an action by MPG or the MPG Partnership that constitutes a willful and material breach of the Merger Agreement and that results in a long-term adverse effect on the business of MPG and the MPG Partnership), and (3) Section 8.02(c) (the absence of a “Material Adverse Effect”), and (y) after August 15, 2013, Brookfield DTLA will be deemed to have irrevocably waived all of the conditions to its obligation to close the Mergers other than Section 8.02(b) (performance by MPG and the MPG Partnership of their agreements and covenants under the Merger Agreement), but only if the failure of such condition to be satisfied arises from an action by MPG or the MPG Partnership that constitutes a willful and material breach of the Merger Agreement and that results in a long-term adverse effect on the business of MPG and the MPG Partnership.

Solicitation of Other Offers; Recommendation Withdrawal; Termination in Connection with a Superior Proposal.

The Merger Agreement provides that the MPG Parties may not engage in certain actions with regard to any Acquisition Proposal (as defined below). Subject to certain exceptions, and among other prohibitions, the MPG Parties may not:

•	directly or indirectly solicit, initiate, or knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;
•	provide third parties with access to the MPG Parties’ properties, material contracts, personnel, books or records or non-public or confidential information in connection with an Acquisition Proposal;
•	take certain actions related to standstill, confidentiality or similar agreements; or
•	participate, engage in any negotiations or discussions, or enter into any letter of intent, contract or agreement in principle with respect to an Acquisition Proposal.

However, if a third party submits a bona fide unsolicited Acquisition Proposal after the date of the Merger Agreement and before the holders of shares of MPG Common Stock approve the REIT Merger that the MPG Board (or duly authorized committee thereof) determines in good faith is or could reasonably be expected to lead to a Superior Proposal (as defined below), and with respect to which MPG provides notice to Brookfield DTLA, MPG may provide such party with access to MPG’s properties, material contracts, personnel, books and records and other non-public or confidential information and participate in discussions or negotiations with such third party, subject to certain conditions. If such Acquisition Proposal was not improperly solicited and the MPG Board (or duly authorized committee thereof) determines in good faith that the failure to take such action would be inconsistent with the duties of the MPG Board under applicable law, then the MPG Board may grant a limited waiver, amendment or release under any standstill or confidentiality agreement for the sole purpose of allowing the third party to make such a private and confidential unsolicited Acquisition Proposal.

Under the Merger Agreement, the MPG Board generally cannot withhold, withdraw, qualify or modify (or publicly propose to do the same) its recommendation that the holders of shares of MPG Common Stock approve the REIT Merger in a manner adverse to Brookfield DTLA or approve, adopt or recommend (or publicly propose to do the same) any Acquisition Proposal (any such action, an “Adverse Recommendation Change”); provided, however, at any point prior to receipt of the approval of the holders of shares of MPG Common Stock for the REIT Merger, the MPG Board may make an Adverse Recommendation Change and/or terminate the Merger Agreement if an alternative Acquisition Proposal received in compliance with the procedures noted above (i) is made after the date of the Merger Agreement and not withdrawn, (ii) the MPG Board determines in good faith that the Acquisition Proposal constitutes a Superior Proposal and that a failure to take such action would be inconsistent with the duties of the MPG Board under applicable law, and (iii) (a) MPG provides Brookfield DTLA three business days prior written notice, (b) MPG negotiates in good faith with Brookfield DTLA during such three-day period to make revisions to the Merger Agreement that would permit the MPG Board not to effect an Adverse Recommendation Change or terminate the Merger Agreement, and (c) the MPG Board determines that the Acquisition Proposal continues to be a Superior Proposal compared to the Merger Agreement, as-revised by any changes irrevocably committed to by Offeror.

“Acquisition Proposal” means any bona fide offer or proposal, other than the REIT Merger and Partnership Merger and the other transactions contemplated by the Merger Agreement, concerning any transaction or series of related transactions involving any (i) merger, consolidation, business combination, or similar transaction involving MPG or the MPG Partnership, (ii) sale, lease or other disposition (including through joint ventures or similar arrangements), directly or indirectly, of assets of MPG or any subsidiary representing 20% or more of the consolidated assets of MPG and the subsidiaries, taken as a whole, (iii) issuance, sale, or other disposition by MPG of equity interests representing 20% or more of the voting power of MPG, (iv) any tender offer or exchange offer as defined pursuant to the Exchange Act, that if consummated, would result in any person or group acquiring beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding voting capital stock of MPG, or (v) any combination of the foregoing, as the same may be amended or revised from time to time. For purposes of this definition, the shares of MPG Preferred Stock will not be considered “voting” securities or to have “voting power,” whether or not such shares have the right to elect directors in accordance with Section 6 of the articles supplementary classifying and designating the MPG Preferred Stock. In addition, neither (x) any bona fide offer or proposal solely concerning the sale, lease or other disposition, directly or indirectly, of dissolving subsidiaries nor (y) any issuance, sale or other disposition of equity interests to multiple purchasers not constituting a “group” within the meaning of Section 13(d)(3) of the Exchange Act in a bona fide capital raising transaction involving an underwritten offering or involving a private placement in which an investment bank or similar institution acts as initial purchaser or placement agent, will constitute an “Acquisition Proposal.”

“Superior Proposal” means a written Acquisition Proposal (for this purpose, substituting “50%” for each reference to “20%” in the definition of Acquisition Proposal) made by a third party which, in the good faith judgment of the MPG Board (or duly authorized committee thereof) (after consultation with outside legal counsel and financial advisors), would, if consummated, result in a transaction that is more favorable to the MPG common stockholders than the transactions contemplated by the Merger Agreement, taking into account such factors as the MPG Board deems appropriate, including (i) the third party making such Acquisition Proposal, (ii) the legal, financial, regulatory and other aspects of the Merger Agreement and such Acquisition Proposal, including any conditions relating to financing, regulatory or third-party approvals, (iii) the ability of the third party making such Acquisition Proposal to secure third-party approvals and (iv) other events or circumstances.

Termination.

MPG and Brookfield DTLA may mutually agree to terminate the Merger Agreement before completing the REIT Merger, even after obtaining the approval of the holders of shares of MPG Common Stock.

In addition either MPG or Brookfield DTLA may decide to terminate the Merger Agreement (so long as the terminating party is not at fault) if:

•	a governmental authority of competent jurisdiction has issued a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement;
•	the REIT Merger has not been consummated on or before Outside Date, except that:
º	if all conditions to closing have been satisfied or waived prior to the Outside Date other than the conditions set forth in Section 8.01(a) (MPG’s receipt of its stockholder approval) or

Section 8.02(f) (MPG’s receipt of required debt consents), then (i) MPG will have the right to extend the Outside Date to September 16, 2013 and (ii) Brookfield DTLA will have the right to extend the Outside Date to August 30, 2013;
º	if either (A) this Registration Statement shall not have become effective or (B) the SEC has issued a stop order suspending the effectiveness of this Registration Statement, then MPG will have the right to on one or more occasions to extend the Outside Date up to until October 31, 2013; and
º	if Brookfield DTLA elects to delay the closing of the Mergers pursuant to its S-4 Extension Right (see the section “Covenants — Registration Statement” above), then (x) on or prior to August 15, 2013 the only grounds for termination by Brookfield DTLA pursuant to this provision will be the failure of the conditions set forth in Section 8.01(b) of the Merger Agreement (“No Order”) (other than to the extent related to a stop order suspending the effectiveness of this Registration Statement) and Section 8.02(c) of the Merger Agreement (“No Material Adverse Effect”), and (y) after August 15, 2013, Brookfield DTLA will be deemed to have waived irrevocably any right to terminate the Merger Agreement due to the failure of the REIT Merger to be consummated by the Outside Date;
•	the holders of shares of MPG Common Stock fail to approve the REIT Merger and the other transactions contemplated by the Merger Agreement at the meeting of MPG’s stockholders to approve the REIT Merger; or
•	a breach of a representation or warranty of the other party occurs, or if a representation or warranty of that other party becomes untrue, which in either case would result in a failure of certain closing conditions and cannot be cured by the Outside Date (as extended, as provided above), or if capable of being cured, will not have been cured within 30 calendar days following notice;

Brookfield DTLA may also decide to terminate the Merger Agreement if, at any time prior to the approval of the REIT Merger by the holders of shares of MPG Common Stock, the MPG Board has made an Adverse Recommendation Change with respect to the REIT Merger.

MPG may decide to terminate the Merger Agreement at any time prior to the approval of the REIT Merger by the holders of shares of MPG Common Stock if: (i) MPG has received a Superior Proposal, (ii) the MPG Board has determined in good faith that the failure to accept the Superior Proposal is reasonably likely to be inconsistent with the duties of its members under applicable law, (iii) MPG has complied with its non-solicitation obligations set forth in the Merger Agreement, and (iv) MPG concurrently pays the termination fee and the expense reimbursement.

Termination Payments and Expenses.

MPG will be required to pay Brookfield DTLA a termination fee in the amount of $17.0 million plus an expense reimbursement fee up to $6.0 million under each of the following scenarios:

•	Brookfield DTLA terminates the Merger Agreement because of an Adverse Recommendation Change by the MPG Board.
•	MPG terminates the Merger Agreement after receipt of a Superior Proposal.

MPG will be required to pay Brookfield DTLA a no vote termination fee in the amount of $4.0 million plus an expense reimbursement fee of up to $6.0 million if either Brookfield DTLA or MPG terminates the Merger Agreement because the holders of shares of MPG Common Stock fail to approve the REIT Merger.

MPG will be required to pay Brookfield DTLA a termination fee (as reduced by the amount of any no vote termination fee paid to Brookfield DTLA) plus an expense reimbursement fee under the following scenario:

•	a bona fide Acquisition Proposal was publicly announced after the date of the Merger Agreement and prior to the date of the meeting of the holders of shares of MPG Common Stock to approve the REIT Merger;

•	such Acquisition Proposal (for this purpose, substituting “40%” for each reference to “20%” in the definition of Acquisition Proposal) was not withdrawn prior to the date of such meeting of the holders of shares of MPG Common Stock to approve the REIT Merger; and
•	within twelve months after termination of the Merger Agreement, MPG consummates an Acquisition Proposal that results in the sale of (or enters into an agreement for such an Acquisition Proposal that is subsequently consummated):
º	40% or more of shares of MPG Common Stock, and at the time of consummation of such Acquisition Proposal MPG owns directly or indirectly at least three of Gas Company Tower, Wells Fargo Tower, KPMG Tower and 777 Tower (together with the 755 South Figueroa development parcel); or
º	three or more of Gas Company Tower, Wells Fargo Tower, KPMG Tower and 777 Tower (together with the 755 South Figueroa development parcel) to the same person or group in a transaction or series of related transactions unless the acquisition(s) are fully marketed transactions.

Other than as described in this section, all costs and expenses incurred by MPG, on the one hand, or by the Brookfield Parties, on the other hand, in connection with the transactions are to be paid by the respective party incurring them. MPG has paid, and will be obligated to pay, certain fees and expenses in connection with the transactions contemplated by the Merger Agreement, even if the REIT Merger is not completed. In connection with its search for strategic alternatives and negotiation and execution of the Merger Agreement, as of June 30, 2013, MPG had incurred fees of approximately $8.0 million. MPG currently expects to incur additional fees and expenses aggregating approximately $7.0 million in connection with the consummation of the transactions contemplated by the Merger Agreement. Of this amount, approximately $4.7 million represents fees payable to Wells Fargo Securities and approximately $0.7 million represents fees payable to BofA Merrill Lynch, both of which are contingent upon consummation of the REIT Merger.

Employee Benefits.

After the closing date of the REIT Merger, with respect to any employee benefit plan maintained by Brookfield DTLA or any of its subsidiaries, in which any director, officer, employee or independent contractor of MPG or any MPG subsidiary will participate after the effective time of the REIT Merger, Brookfield DTLA and/or the Surviving Corporation will recognize all service of said individuals with MPG or an MPG subsidiary, as the case may be, for purposes of eligibility, vesting and level of benefits (with respect to severance, vacation and other service-based benefits), but not for purposes of benefit accrual or computation, in any such benefit plan. In addition, Brookfield DTLA and/or the Surviving Corporation will use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to MPG employees under any welfare benefit plans that such employees may be eligible to participate in after the effective time of the REIT Merger (other than limitations or waiting periods that are in effect with respect to such employees and that have not been satisfied as of the effective time of the REIT Merger), and (ii) provide each MPG employee with credit for any co-payments and deductibles paid prior to the effective time of the REIT Merger during the year in which the closing of the REIT Merger occurs in satisfying any applicable deductible or out-of-pocket requirements for such year under any welfare plans that such employees are eligible to participate in after the effective time of the REIT Merger.

From and after the effective time of the REIT Merger, Brookfield DTLA and/or the Surviving Corporation will honor in accordance with their terms all employment, severance, retention and termination plans and agreements (including, without limitation, any change-in-control provisions thereof) of employees or independent contractors of MPG or any MPG subsidiary. For at least one year after the closing date of the REIT Merger, Brookfield DTLA and/or the Surviving Corporation will maintain for each MPG employee who remains an employee of the Surviving Corporation compensation and benefits (excluding retention, sale, stay, or special bonuses, other change of control payments or awards or bonuses based upon leasing, occupancy or rentals and any equity-based compensation) that are, in the aggregate, substantially comparable to such employee as the compensation and benefits MPG or any MPG subsidiary provided to such employee immediately prior to the effective time of the REIT Merger. In addition, immediately prior to, but conditioned on, the effective time of the REIT Merger, MPG and/or the MPG Partnership will pay to each employee who is a participant in MPG’s quarterly cash incentive bonus program a pro-rata portion of the cash bonuses that would otherwise be payable to such employee as of the end of the applicable quarter in which the closing of the REIT Merger occurs.

Indemnification; Director and Officer Insurance.

Subject to certain exceptions, Brookfield DTLA, the Company, the Surviving Corporation and the Surviving LLC will indemnify, among others, each director or executive officer of MPG against all claims, judgments, fines, penalties and amounts paid in settlement. Brookfield DTLA, the Company, the Surviving Corporation and the MPG Partnership will also pay or advance to each director or executive officer, to the fullest extent permitted by law, any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any claim in advance of the final disposition of such claim, subject to repayment of such expenses if it is ultimately determined that such party is not entitled to indemnification. The indemnification and advancement obligations will extend to acts or omissions occurring at or before the effective time of the REIT Merger and any claim relating thereto. The foregoing is in addition to any other rights the directors and executive officers may have under any employment or indemnification agreement or under the organizational documents of MPG.

The Surviving Corporation and the Surviving LLC will (i) for a period of six years after the effective time of the REIT Merger maintain in effect in their respective organizational documents, provisions regarding elimination of liability of directors and officers, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries as those currently contained in the organizational documents, and (ii) on or before the closing date, in consultation with Brookfield DTLA, obtain a directors’ and officers’ liability insurance “tail” policy lasting for six years with respect to claims arising from facts or events that occurred on or before the effective time of the REIT Merger for the benefit of each person covered by, and on terms no less advantageous to, MPG’s existing insurance policies, except that the maximum premium payable will not exceed 300% of the annual directors’ and officers’ liability insurance premiums payable by MPG beginning in September 2012.

Miscellaneous Provisions.

Payment of Expenses.  Except for the termination fees and expenses discussed in the section “— Termination Payments and Expenses” above, all costs and expenses incurred in connection with the Merger Agreement and the Mergers are to be paid by the party incurring such expenses, whether or not the Mergers and their related transactions are consummated; provided, however, that each of Brookfield DTLA and MPG will pay one-half of the expenses related to printing, filing and mailing the Proxy Statement (and any amendments or supplements thereto) and any other necessary SEC filings.

Specific Performance.  The parties to the Merger Agreement are entitled to specific performance of the terms of the Merger Agreement, in addition to any other remedy at law or equity, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Amendment.  The parties to the Merger Agreement may amend the Merger Agreement by an instrument in writing signed by each of the parties, provided that, after the holders of shares of MPG Common Stock approve the REIT Merger and the other transactions contemplated by the Merger Agreement, no amendment may be made without further stockholder approval which, by law or in accordance with the rules of the NYSE, requires further approval by such holders of shares of MPG Common Stock.

Waiver.  At any time prior to the effective time of the REIT Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other and (c) waive compliance by the other with any of the agreements or conditions contained in the Merger Agreement, provided that any extension or waiver is set forth in writing and signed by each of the parties.

Governing Law.  The Merger Agreement is governed by the laws of the State of Maryland (without giving effect to the conflicts of law principles thereof).

Stock Exchange Delisting.  As a result of the REIT Merger, the MPG Common Stock and the MPG Preferred Stock will be delisted from the NYSE and MPG will cease to be a publicly traded company.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the REIT Merger and of the ownership of Company Series A Preferred Stock, to a beneficial owner of MPG Preferred Stock (a “Holder”) whose shares of MPG Preferred Stock are exchanged in the merger for the right to receive an equal number of shares of Company Series A Preferred Stock. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of shares of MPG Preferred Stock in the REIT Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions administrative rulings and published positions of the Internal Revenue Service (“IRS”), all as in effect as of the date hereof. These authorities are subject to change, with possible retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS or any other taxing authority with respect to any of the statements made and conclusions reached herein, and there can be no assurance that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

For purposes of this discussion, the term “U.S. Holder” means a Holder that is, for U.S. federal income tax purposes:

•	a citizen or an individual resident of the United States;
•	a corporation (or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust which (1) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

A “Non-U.S. Holder” is a Holder (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of MPG Preferred Stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership that holds shares of MPG Preferred Stock, you should consult your tax advisor regarding the tax consequences of the exchange of MPG Preferred Stock for shares of Company Series A Preferred Stock in the REIT Merger and the tax consequences of holding Company Series A Preferred Stock.

This summary is for general information only and does not constitute tax advice. This summary does not address all aspects of U.S. federal income taxation that may be relevant to Holders in light of their particular circumstances. In addition, this discussion does not apply to certain categories of Holders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, financial institutions or insurance companies;
•	regulated investment companies or real estate investment trusts;
•	brokers or dealers in securities or currencies or traders in securities that elect mark-to-market treatment;
•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts;
•	controlled foreign corporations or passive foreign investment companies;

•	Holders that acquired shares of MPG Preferred Stock in connection with the exercise of employee stock options or otherwise as compensation for services;
•	Holders that own shares of MPG Preferred Stock as part of a straddle, hedge, constructive sale, conversion transaction or other integrated investment;
•	Holders that are liable for the “alternative minimum tax” under the Code;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes;
•	Non-U.S. Holders who at any time have held, actually or constructively, more than 5% of the MPG Preferred Stock (or who, actually or constructively, own more than 5% of the shares of Company Series A Preferred Stock after the REIT Merger); or
•	certain former U.S. citizens or long-term residents.

This discussion does not address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. In addition, this discussion applies only to Holders that hold their shares of MPG Preferred Stock, and who will hold their shares of Company Series A Preferred Stock, as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

Consequences to MPG, REIT Merger Sub and the Company of the REIT Merger

For United States federal income tax purposes, the REIT Merger will be a taxable transaction to MPG and its stockholders. MPG will be treated as if it had sold all of its assets to REIT Merger Sub in exchange for the merger consideration and then made a liquidating distribution of the merger consideration to MPG stockholders in exchange for their MPG shares. MPG believes its net operating losses and certain other deductions (including the dividends paid deduction) should be available to offset substantially all of MPG’s gain from the deemed sale of its assets. The Company cannot make any assurances that MPG will have sufficient net operating losses and other deductions available to offset gain realized as a result of the deemed sale of its assets.

Consequences of the REIT Merger to U.S. Holders of MPG Preferred Stock

The exchange of shares of MPG Preferred Stock for shares of Company Series A Preferred Stock pursuant to the REIT Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss equal to the difference between (1) the value of the shares of Company Series A Preferred Stock received and (2) such U.S. Holder’s adjusted tax basis in its shares of MPG Preferred Stock exchanged therefor. Gain or loss must be calculated separately for each block of MPG Preferred Stock (i.e., shares of MPG Preferred Stock acquired for the same cost in the same transaction) exchanged for shares of Company Series A Preferred Stock in the REIT Merger. Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shares of MPG Preferred Stock exchanged were held for more than one year as of the date of exchange. If, however, a U.S. Holder recognizes a loss upon the exchange of MPG Preferred Stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. Holder received distributions from MPG which were required to be treated as long-term capital gains. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a different tax rate to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Thus, it is possible that an exchanging U.S. Holder of MPG Preferred Stock pursuant to the REIT Merger will recognize taxable income for U.S. federal income tax purposes as a result of the REIT Merger and incur U.S. federal income tax liability with respect to such exchange without receiving any corresponding distribution of cash with which to pay such taxes.

Consequences of the REIT Merger to Non-U.S. Holders of MPG Preferred Stock

The U.S. federal income tax consequences of the REIT Merger to a Non-U.S. Holder will depend on various factors, including whether the shares of Company Series A Preferred Stock received in exchange for shares of MPG Preferred Stock are treated as a distribution from MPG to its stockholders that is attributable to gain from the sale of U.S. real property interests (“USRPIs”). The IRS has announced in Notice 2007-55 that it intends to take the position that under current law a Non-U.S. Holder’s receipt of a liquidating distribution from a REIT (including the receipt of shares of Company Series A Preferred Stock in exchange for MPG Preferred Stock in the REIT Merger, which will be treated as a deemed liquidation for U.S. federal income tax purposes) is generally subject to tax under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) as a distribution to the extent attributable to gain from the sale of USRPIs. We intend to take the position that the Non-U.S. Holders whose shares of MPG Preferred Stock are converted into shares of Company Series A Preferred Stock will be subject to tax in accordance with Notice 2007-55, and accordingly, to the extent shares of Company Series A Preferred Stock received by Non-U.S. Holders in the REIT Merger are attributable to gain from MPG’s deemed sale of USRPIs, we intend to take the position that the U.S. federal income tax consequences described below in the section “— Distribution of Gain from the Disposition of U.S. Real Property Interests” will apply. Notwithstanding the foregoing, if a Non-U.S. Holder has not owned more than 5% of the MPG Preferred Stock at any time during the one-year period ending on the date of the REIT Merger and the MPG Preferred Stock is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market located in the United States, then the U.S. federal income tax consequences described in the paragraph immediately below would generally apply to such Non-U.S. Holder. In general, the provisions governing the taxation of distributions by REITs can be less favorable to Non-U.S. Holders than the taxation of sales or exchanges of REIT shares by Non-U.S. Holders, and Non-U.S. Holders should consult their tax advisors regarding the application of these provisions. In the event a Non-U.S. Holder of MPG Preferred Stock incurs U.S. federal income tax liability as a result of the exchange of their MPG Preferred Stock pursuant to the REIT Merger, such Non-U.S. Holder will not receive any corresponding distribution of cash with which to pay such taxes.

Taxable Sale of MPG Preferred Stock Pursuant to the REIT Merger

Subject to the discussion of backup withholding and the rules described below under the section “— Distribution of Gain from the Disposition of U.S. Real Property Interests,” the gain, if any, recognized by a Non-U.S. Holder upon the conversion of shares of MPG Preferred Stock into shares of Company Series A Preferred Stock in the REIT Merger will generally be taxable in the United States only in one of three cases: (1) if the Non-U.S. Holder's investment in MPG Preferred Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder (through a permanent establishment, where applicable), the Non-U.S. Holder will be subject to the same treatment as a U.S. Holder with respect to such gain (a corporate Non-U.S. Holder may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty)); (2) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain; or (3) if the shares of MPG Preferred Stock constitute USRPIs with respect to such Non-U.S. Holder, the Non-U.S. Holder would be required to file a U.S. federal income tax return and gain recognized by the Non-U.S. Holder in connection with the REIT Merger will be subject to tax under FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. Holder of the same type (e.g., an individual or a corporation, as the case may be), subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, if the shares MPG Preferred Stock are not “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market, collection of the FIRPTA tax will be enforced by a refundable withholding tax at a rate of 10% of such Non-U.S. Holder's proceeds.

Shares of MPG Preferred Stock will not constitute USRPIs if MPG is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held directly or indirectly by Non-U.S. Holders at all times during a specified testing period. In the event that MPG is not a domestically controlled qualified investment entity, but the MPG Preferred Stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, gain realized by a Non-U.S. Holder nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the Non-U.S. Holder receiving shares of Company Series A Preferred Stock in exchange for their shares of MPG Preferred Stock in the REIT Merger owned, actually and constructively, 5% or less of the MPG Preferred Stock throughout the shorter of the five-year period ending on the date of the REIT Merger or the Holder’s holding period for the MPG Preferred Stock.

Distribution of Gain from the Disposition of U.S. Real Property Interests.

To the extent shares of Company Series A Preferred Stock received by Non-U.S. Holders in the REIT Merger are attributable to gain from MPG’s deemed sale of USRPIs (which we expect to be a substantial portion of such shares of Company Series A Preferred Stock), such amount will be treated as income effectively connected with a U.S. trade or business of the Non-U.S. Holder and generally will be subject to U.S. federal income tax on a net basis. A corporate Non-U.S. Holder may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty). In addition, 35% (or 20% to the extent provided in Treasury Regulations) of any such amounts paid to a Non-U.S. Holder would be withheld and remitted to the IRS. Notwithstanding the foregoing, if a Non-U.S. Holder has not owned more than 5% of the MPG Preferred Stock at any time during the one-year period ending on the date of the REIT Merger and the MPG Preferred Stock is “regularly traded” (as defined by applicable Treasury Regulations) on a an established securities market located in the United States, the 35% withholding tax described above would not apply, and such Non-U.S. Holder would instead be subject to the rules described above under the section “— Taxable Sale of MPG Preferred Stock Pursuant to the REIT Merger.”

A Non-U.S. Holder may be entitled to a refund or credit against the Holder’s U.S. tax liability, if any, with respect to any amount withheld pursuant to these rules, provided that the required information is furnished to the IRS on a timely basis. Non-U.S. Holders should consult their tax advisors regarding withholding tax considerations.

Taxation of U.S. Holders of Company Series A Preferred Stock

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of shares of Company Series A Preferred Stock applicable to U.S. Holders. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation. Although the Company expects that it will be able to qualify for taxation as a REIT, the Company will not be able to confirm that expectation until after the consummation of the Mergers and the Subsequent Transactions. No opinion of counsel is being rendered as to the Company’s ability to qualify for taxation as a REIT, as described in more detail in the section “—U.S. Federal Taxation of the Company — General,” and no assurance can be provided that the Company will be able to qualify as a REIT. In light of this uncertainty, this summary describes how U.S. Holders of Company Series A Preferred Shares will be taxed if the Company qualifies as a REIT, as well as the tax consequences to U.S. Holders if the Company fails to qualify as a REIT.

Distributions Generally

As long as the Company qualifies as a REIT (as discussed below in the section “— U.S. Federal Taxation of the Company,” distributions made to U.S. Holders out of the Company’s current or accumulated earnings and profits (other than distributions designated as capital gain dividends or as qualified dividend income) will be taxable as ordinary income. If a distribution is paid in shares of Company Series A Preferred Stock, the amount of such distribution will be the fair market value of such shares of Company Series A Preferred Stock. Dividends from a REIT generally are not considered “qualified dividends.” As a result, non-corporate U.S. Holders will not be eligible for the preferential rates that generally apply to dividends, and corporate U.S. Holders will not be eligible for a dividends-received deduction, with respect to these distributions. In determining the extent to which a distribution constitutes a dividend for tax purposes, earnings and profits of the Company will be allocated first to distributions with respect to its shares of Company Series A Preferred Stock, if any, and then to its common stock.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted basis of the holder’s stock. Rather, such distributions will reduce the holder’s adjusted basis in its stock. To the extent such distributions exceed the adjusted basis of a U.S. Holder’s shares of Company Series A Preferred Stock, the distributions will be taxable as capital gains, assuming the stock is held as a capital asset in the hands of such U.S. Holder.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if the Company declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Company will be treated as having paid the dividend, and such U.S. Holders will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

Capital Gain Dividends

The Company may elect to designate distributions of its net capital gain as “capital gain dividends.” Capital gain dividends are taxed to a U.S. Holder as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the U.S. Holder has held its stock. If the Company designates any portion of a dividend as a capital gain dividend, the amount that will be taxable as capital gain will be indicated to U.S. Holders on IRS Form 1099-DIV. Capital gain dividends are not eligible for the dividends-received deduction for corporations. For each taxable year in which the Company designates a portion of its dividends as capital gain dividends, it will allocate capital gain dividends to each class of stock in proportion to the total dividends paid (or deemed paid) to such class.

Instead of paying capital gain dividends, the Company may elect to require its stockholders to include its undistributed net capital gains in their income. If the Company makes such an election, U.S. Holders (i) will include in their income as long-term capital gain their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. Holder will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid.

The Company must classify portions of its capital gain dividends into the following categories:

•	a 20% gain distribution, which would be taxable to non-corporate U.S. Holders at a maximum rate of 20%; or
•	an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. Holders at a maximum rate of 25%.

The IRS currently requires that distributions made to different classes of stock be composed proportionately of dividends of a particular type.

Qualified Dividend Income

Qualified dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to an individual, trust or estate, are properly designated by the Company as qualified dividend income and certain other requirements are satisfied by the U.S. Holder, including a minimum holding period requirement. Dividends are generally eligible to be designated as qualified dividend income up to an amount equal to the qualified dividend income received by the Company from other corporations during the year of the distribution or previously subject to tax at the Company level. The Company does not expect that its distributions will be treated as qualified dividend income.

Constructive Distributions

Under Section 305(c) of the Code, a U.S. Holder may be treated for U.S. federal income tax purposes as receiving constructive distributions if the “issue price” of the shares of Company Series A Preferred Stock it receives in the REIT Merger is lower than the redemption price of such shares of Company Series A Preferred Stock. The issue price of each share of Company Series A Preferred Stock issued in exchange for a share of MPG Preferred Stock will be equal to such share’s fair value on the date of the REIT Merger. The terms of the articles supplementary classifying and designating the Company Series A Preferred Stock provide that any and all accrued but unpaid dividends (whether or not declared) on each share of MPG Preferred Stock in exchange for which a share of Company Series A Preferred Stock is issued pursuant to the REIT Merger will be treated as if accrued by the Company with respect to such share of Company Series A Preferred Stock prior to the date of original issue (such amount with respect to each share of Company Series A Preferred Stock, the “MPG Preferred Accrual”). The articles supplementary further provide that the Company may, at its option, upon not less than 30 days nor more than 60 days’ written notice, redeem the Company Series A

Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends, including the MPG Preferred Accrual, (whether or not any such dividends have been declared) up to and including the date fixed for redemption, without interest, to the extent the Company has funds legally available for that purpose. Because the redemption price of each share of Company Series A Preferred Stock includes the MPG Preferred Accrual, it is possible the redemption price of a share of Company Series A Preferred Stock will exceed its issue price. Therefore, it is possible that that U.S. Holders will be treated as receiving constructive distributions with respect to their shares of Company Series A Preferred Stock.

If the redemption price exceeds the issue price and, based on all the facts and circumstances as of the date of the REIT Merger, redemption pursuant to the Company’s right to redeem is more likely than not to occur, then a U.S. Holder will be deemed to receive a series of constructive distributions of stock in the total amount of such excess, so long as the amount by which the redemption price exceeds the issue price is not de minimis. Such excess will be considered de minimis if it is less than 0.25% of the redemption price multiplied by the number of complete years from the date of issuance of such share to the date on which it is most likely to be redeemed. These constructive distributions will be deemed to be made to such U.S. Holders in increasing amounts (on a constant-yield basis) during the period from the date of issuance to the date on which it is most likely that the shares of Company Series A Preferred Stock will be redeemed, based on all of the facts and circumstances as of the issue date. A U.S. Holder would treat such distributions as described above in the section “— Distributions Generally.” Such constructive distributions may affect a U.S. Holder’s basis in its shares of Company Series A Preferred Stock. The Company’s determination as to whether there is a constructive distribution to Holders of shares of Company Series A Preferred Stock is binding on all Holders, unless a Holder explicitly and timely discloses its alternative determination to the IRS. We expect to take the position that the issuance of the Company Series A Preferred Stock pursuant to the REIT Merger results in a constructive distribution to Holders of shares of Company Series A Preferred Stock. The Company’s determination, however, remains subject to continuing review.

In addition, constructive distributions could arise in other circumstances as well.

In the event a U.S. Holder receives a constructive distribution, such U.S. Holder may incur U.S. federal income tax liability with respect to such constructive distribution without receiving any corresponding distribution of cash with which to pay such taxes.

Disposition of Company Series A Preferred Stock

For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of shares of Company Series A Preferred Stock in an amount equal to the difference between (1) the amount realized for the shares of Company Series A Preferred Stock and (2) the U.S. Holder’s tax basis in such shares of Company Series A Preferred Stock. A Holder’s tax basis in a share of Company Series A Preferred Stock received as consideration in the REIT Merger will initially equal its fair market value on the day of the REIT Merger, and may be adjusted as described above under the sections “— Capital Gain Dividends” and “— Constructive Distributions.” Generally, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shares of Company Series A Preferred Stock exchanged were held for more than one year as of the date of exchange. If, however, a U.S. Holder recognizes a loss upon the exchange of shares of Company Series A Preferred Stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. Holder received distributions from the Company which were required to be treated as long-term capital gains. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a different tax rate to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Passive Activity Loss and Investment Interest Limitation

Distributions from the Company and gain from the disposition of shares of Company Series A Preferred Stock will not be treated as passive activity income, and therefore U.S. Holders will not be able to apply any

“passive activity losses” against such income. A U.S. Holder may elect to treat capital gain dividends, dividends designated as qualified dividend income (if any) and capital gains from the disposition of shares of MPG Preferred Stock and/or shares of Company Series A Preferred Stock as investment income for purposes of computing the investment interest deduction limitation, but, in such case, the holder will be taxed at ordinary income rates on such amount. Other dividends paid by the Company will generally be treated as investment income for purposes of the investment interest deduction limitation.

Failure to Qualify as a REIT

Although the Company expects that it will be able to qualify for taxation as a REIT, the Company will not be able to confirm that expectation until after the consummation of the Mergers and the Subsequent Transactions. No opinion of counsel is being rendered as to the Company’s ability to qualify for taxation as a REIT, as described in more detail in the section “—U.S. Federal Taxation of the Company — General,” and no assurance can be provided that the Company will be able to qualify as a REIT. If the Company were to fail to qualify as a REIT, dividends paid to U.S. Holders may be eligible for taxation in a preferential manner. Distributions from the Company up to the amount of the Company’s current or accumulated earnings and profits will constitute dividends. Dividends paid to a non-corporate U.S. Holder by the Company that constitute qualified dividend income will be taxable to such U.S. Holder at the preferential rates applicable to long-term capital gains provided that the U.S. Holder meets certain holding period requirements. Dividends paid to corporate U.S. Holders may be eligible for the dividends received deduction. See the section “—U.S. Federal Taxation of the Company — Failure to Qualify as a REIT” regarding the tax consequences to the Company should it fail to qualify as a REIT.

Taxation of Non-U.S. Holders of Company Series A Preferred Stock

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of shares of Company Series A Preferred Stock applicable to Non-U.S. Holders. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation. Non-U.S. Holders should consult their tax advisors concerning the U.S. federal estate consequences of ownership of shares of Company Series A Preferred Stock. Although the Company expects that it will be able to qualify for taxation as a REIT, the Company will not be able to confirm that expectation until after the consummation of the Mergers and the Subsequent Transactions. No opinion of counsel is being rendered as to the Company’s ability to qualify for taxation as a REIT, as described in more detail in the section “—U.S. Federal Taxation of the Company — General,” and no assurance can be provided that the Company will be able to qualify as a REIT. In light of this uncertainty, this summary describes how Non-U.S. Holders of Company Series A Preferred Shares will be taxed if the Company qualifies as a REIT, as well as the tax consequences to Non-U.S. Holders if the Company fails to qualify as a REIT.

Ordinary Dividends

The portion of dividends received by Non-U.S. Holders payable out of the Company’s earnings and profits that are not attributable to gains from sales or exchanges of USRPIs, are not designated as capital gain dividends and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holders will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, Non-U.S. Holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of shares of Company Series A Preferred Stock. In cases where the dividend income from a Non-U.S. Holder’s investment in shares of Company Series A Preferred Stock is, or is treated as, effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. Holders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax on the income after the application of the income tax in the case of a Non-U.S. stockholder that is a corporation.

Non-Dividend Distributions

A Non-U.S. Holder will not incur tax on a distribution in excess of the Company’s current and accumulated earnings and profits if the excess portion of such distribution does not exceed the Non-U.S. Holder’s adjusted basis in its shares of Company Series A Preferred Stock. Instead, the excess portion of such distribution will reduce the Non-U.S. Holder’s adjusted basis of its shares of Company Series A Preferred Stock. A Non-U.S. Holder will be subject to tax on a distribution that exceeds both the Company’s current and accumulated earnings and profits and the Non-U.S. Holder’s adjusted basis in its shares of Company Series A Preferred Stock, if the Non-U.S. Holder otherwise would be subject to tax on gain from the sale or disposition of its shares of Company Series A Preferred Stock, as described below in the section “— Disposition of Company Series A Preferred Stock.” Because we generally cannot determine at the time we make a distribution whether the distribution will exceed the Company’s current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a Non-U.S. Holder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded the Company’s current and accumulated earnings and profits. Assuming that shares of Company Series A Preferred Stock constitute USRPIs, as a discussed below (See the section “— Disposition of Company Series A Preferred Stock”), we must withhold 10% of any distribution that exceeds the Company’s current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Capital Gain Dividends

Under FIRPTA, a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from the disposition of USRPIs held by the Company directly or through pass-through subsidiaries (“USRPI capital gains”), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and will be subject to U.S. federal income tax at the rates applicable to U.S. Holders, without regard to whether the distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of Company stock which is regularly traded on an established securities market located in the United States if the Non-U.S. Holders did not own more than 5% of such class of stock at any time during the one-year period ending on the date of such dividend. The Company cannot make any assurances that the Company Series A Preferred Stock will be regularly traded on an established securities market located in the United States following the REIT Merger. Instead, if this 5% exception applies, any capital gain dividend of USRPI capital gains will be treated as a distribution subject to the rules discussed above under the section “— Taxation of Non-U.S. Holders of Company Series A Preferred Stock — Ordinary Dividends.” Also, the branch profits tax will not apply to such a distribution. A distribution is not a USRPI capital gain if the Company held the underlying asset solely as a creditor. Capital gain dividends received by a Non-U.S. Holder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) the Non-U.S. Holder’s investment in Shares of Company Series A Preferred Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder (in which case the Non-U.S. Holder will be subject to the same treatment as U.S. Holders with respect to such gain) or (2) the Non-U.S. Holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S. (in which case the Non-U.S. Holders will be subject to a 30% tax on the individual’s net capital gain for the year). The Company anticipates that a significant portion of its assets will constitute USRPIs.

Constructive Distributions

A Non-U.S. Holder may be treated for U.S. federal income tax purposes as receiving constructive distributions if the “issue price” of the shares of Company Series A Preferred Stock it receives in the REIT Merger is lower than the redemption price of such stock, as discussed above with regards to U.S. Holders in the section “— Taxation of U.S. Holders of Company Series A Preferred Stock — Constructive Distributions.” In the event a Non-U.S. Holder is treated as receiving constructive distributions of stock for U.S. federal income tax purposes, these constructive distributions will be deemed to be made to such Non-U.S. Holders in increasing amounts (on a constant-yield basis) during the period from the date of issuance to the date on which it is more likely than not that the Company Series A Preferred Stock will be redeemed, based on all of the facts and circumstances as of the issue date. The U.S. federal income tax consequences of such a constructive distribution to a Non-U.S. Holder would be as described above in the sections “— Ordinary

Dividends” or “— Non-Dividend Distributions,” or as described in the section “— Disposition of Company Series A Preferred Stock,” immediately below, as applicable. Such constructive distributions may affect a Non-U.S. Holder’s basis in its shares of Company Series A Preferred Stock.

In the event a constructive distribution is deemed made out of the Company’s current or accumulated earnings and profits and is therefore treated as a dividend for U.S. federal income tax purposes, the Company may be required to withhold on such deemed distributions. If the Company pays a cash dividend in the same taxable period as a constructive distribution that is treated as a dividend, the Company will withhold from such cash distribution the required withholding, if any, on the total amount of such distribution, including the constructive distribution, that is taxed as a dividend for U.S. federal income tax purposes, therefore reducing the amount of cash proceeds a Non-U.S. Holder may otherwise have received. In the event the Company must withhold on a constructive distribution that is treated as a dividend and does not pay a cash dividend in the same taxable period, any amounts withheld and paid over to the government with respect to a Non-U.S. Holder will constitute additional taxable income to that Non-U.S. Holder for U.S. federal income tax purposes.

Disposition of Company Series A Preferred Stock

Unless shares of Company Series A Preferred Stock constitute a USRPI, a sale of the stock by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation under FIRPTA. Generally, with respect to any particular stockholder, the shares of Company Series A Preferred Stock will constitute a USRPI only if each of the following three statements is true:

(i)	Fifty percent or more of the Company’s assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the United States, excluding for this purpose, interests in real property solely in a capacity as creditor;
(ii)	The Company is not a “domestically-controlled qualified investment entity.” A domestically-controlled qualified entity includes a REIT, less than 50% of value of which is held directly or indirectly by Non-U.S. Holders at all times during a specified testing period. The Company cannot make any assurances that the Company will be a domestically-controlled REIT following the REIT Merger; and
(iii)	Either (x) the shares of Company Series A Preferred Stock are not “regularly traded,” as defined by applicable Treasury regulations, on an established securities market or (y) the shares of Company Series A Preferred Stock are “regularly traded” on an established securities market and the selling Non-U.S. Holders has actually or constructively held over 5% of the Company Series A Preferred Stock any time during the shorter of the five-year period ending on the date of the sale or the period such selling Non-U.S. Holder held shares of Company Series A Preferred Stock. The Company cannot make any assurances that the Company Series A Preferred Stock will be regularly traded on an established securities market following the REIT Merger.

Specific wash sales rules applicable to sales of stock in a domestically-controlled qualified investment entity could result in gain recognition, taxable under FIRPTA, upon the sale of shares of Company Series A Preferred Stock even if the Company is a domestically-controlled qualified investment entity. These rules would apply if a non- Non-U.S. Holders (a) disposes of shares of Company Series A Preferred Stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such Non-U.S. Holders as gain from the sale or exchange of a USRPI, and (b) acquires, or enters into a contract or option to acquire, other shares of Company Series A Preferred Stock during the 61-day period that begins 30 days prior to such ex-dividend date.

If gain on the sale of shares of Company Series A Preferred Stock were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. Holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS if the shares of Company Series A Preferred Stock are not then “regularly traded” on an established securities market.

Gain from the sale of Shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a Non-U.S. Holder in two cases: (a) if the Non-U.S. Holder’s investment in shares of Company Series A Preferred Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. Holder with respect to such gain, or (b) if the Non-U.S. Holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual's net capital gain.

Failure to Qualify as a REIT

Although the Company expects that it will be able to qualify for taxation as a REIT, the Company will not be able to confirm that expectation until after the consummation of the Mergers and the Subsequent Transactions. No opinion of counsel is being rendered as to the Company’s ability to qualify for taxation as a REIT, as described in more detail in the section “—U.S. Federal Taxation of the Company—General,” and no assurance can be provided that the Company will be able to qualify as a REIT. If the Company were to fail to qualify as a REIT, the material U.S. federal income tax consequences to the Non-U.S. Holders would differ from those described above as follows:

If the Company fails to qualify as a REIT, no amount of a distribution will be eligible to be designated as a capital gain dividend and certain provisions of FIRPTA will not apply to treat USRPI capital gains as effectively connected with a U.S. trade or business. Therefore, all distributions from the Company to a Non-U.S. Holder will be characterized in one of two manners. A distribution from the Company to a Non-U.S. Holder that the Company pays out of its current or accumulated earnings and profits, will be treated as ordinary income to such Non-U.S. Holder and will be subject to tax and withholding as described above in the section “—Ordinary Distributions.” A distribution paid to a Non-U.S. Holder by the Company that is not paid out of its current or accumulated earnings and profits will be will be subject to tax and withholding as described above in the section “—Non-Dividend Distributions.”

If the Company fails to qualify as a REIT, Non-U.S. Holders could incur tax under FIRPTA with respect to gain realized upon a disposition of shares of common stock of the Company if the Company is a United States real property holding corporation during a specified testing period. If at least fifty percent of a U.S. corporation’s assets are USRPIs, then the Company will be a United States real property holding corporation. Certain exceptions to FIRPTA described in the section “—Dispositions of Company Series A Preferred Stock” will not be available to Non-U.S. Holders if the Company does not qualify as a REIT. If the Company were considered to be a United States real property holding corporation, a Non-U.S. Holder will not be subject to tax under FIRPTA if:

•	the Non-U.S. Holder owned, actually or constructively, 5% or less of the shares of Company Series A Preferred Stock at all times during a specified testing period; and
•	shares of Company Series A Preferred Stock are “regularly traded,” as defined by applicable Treasury regulations, on an established securities market. The Company cannot make any assurances that the Company Series A Preferred Stock will be regularly traded on an established securities market following the REIT Merger.

If the gain on the sale of shares of Company Series A Preferred Stock were taxed under FIRPTA, a Non-U.S. Holder would be taxed on that gain in the same manner as U.S. Holders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a Non-U.S. Holder generally would incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business, in which case the Non-U.S. Holder will be subject to the same treatment as U.S. Holders with respect to such gain; or
•	the Non-U.S. Holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the Non-U.S. Holder will incur a 30% tax on his or her capital gains.

See the section “—U.S. Federal Taxation of the Company — Failure to Qualify as a REIT” regarding the tax consequences to the Company should it fail to qualify as a REIT.

Additional Tax on Investment Income

Certain U.S. Holders that are individuals, estates or trusts whose income exceeds certain thresholds and who have “net investment income” as defined by the Code may be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, net gain from a U.S. Holder’s disposition of MPG Preferred Stock in the merger or disposition of shares of Company Series A Preferred Stock, and dividend income on shares of Company Series A Preferred Stock, subject to certain limitations and exceptions. U.S. Holders should consult their tax advisors with respect to the potential application of this additional tax.

Information Reporting and Backup Withholding

Payments made to a Holder with respect to shares of MPG Preferred Stock exchanged pursuant to the REIT Merger, distributions paid by the Company in respect of shares of Company Series A Preferred Stock and the proceeds from the sale, exchange or other disposition of shares of Company Series A Preferred Stock will be reported to the Holder and the IRS to the extent required by the Code and applicable Treasury Regulations. In addition, a non-corporate Holder may be subject to backup withholding at the applicable rate (currently 28%) with respect to such payments. To avoid backup withholding, a U.S. Holder must provide a valid taxpayer identification number and otherwise comply with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establish an exemption from backup withholding. To avoid backup withholding, a Non-U.S. Holder must (a) certify under penalties of perjury on an appropriate and properly completed IRS Form W-8 that such Non-U.S. Holder is not a U.S. person (provided that the withholding agent does not have actual knowledge or reason to know that the Holder is a U.S. person), or (b) otherwise establish that such Non-U.S. Holder is exempt from backup withholding. Each Non-U.S. Holder is urged to consult its own tax advisor to determine which IRS Form W-8 is appropriate in such Non-U.S. Holder’s case. If shares of MPG Preferred Stock or shares of Company Series A Preferred Stock are held through a non-U.S. partnership or other flow-through entity, certain documentation requirements also may apply to the partnership or other flow-through entity.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Holder generally will be allowed as a credit against such Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that such Holder timely furnishes the required information to the IRS.

Foreign Accounts

Withholding taxes may be imposed on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities under certain circumstances. More specifically, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders (as defined above) who own shares of Company Series A Preferred Stock through foreign accounts or foreign intermediaries and to certain non-U.S. stockholders. The 30% withholding tax, pursuant to Treasury Regulations, is generally imposed on payments occurring after December 31, 2013 with respect to dividends, and after December 31, 2016, with respect to gross proceeds from the sale or other disposition of, shares of Company Series A Preferred Stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or foreign non-financial entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding requirements may be subject to different rules. We urge you to consult your tax advisor regarding this legislation.

U.S. Federal Taxation of the Company

General

The Company expects to have an election to be taxed as a REIT under Sections 856 through 860 of the Code in effect for its taxable year ending on December 31, 2013. In general, the Company’s qualification and taxation as a REIT depends upon the Company’ ability to satisfy on a continuing basis, through actual operating results, distributions, diversity of stock ownership and other requirements imposed under the Code, as discussed below. Although the Company expects that it will be able to qualify for taxation as a REIT, the Company will not be able to confirm that expectation until after the consummation of the Mergers and the Subsequent Transactions. The Company’s ability to qualify as a REIT after the consummation of the Mergers and the Subsequent Transactions will depend on the ability of the MPG Asset REITs and the Brookfield Asset REITs to individually qualify as REITs. Whether the MPG Asset REITs and the Brookfield Asset REITs will be able to qualify for taxation as REITs, and therefore whether the Company will able to qualify as a REIT, is a question of fact. In connection with the closing of the REIT Merger, Brookfield DTLA expects to receive an opinion from tax counsel to MPG that MPG has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled MPG to meet, through the closing date, the requirements for qualification and taxation as a REIT under the Code. MPG, however, has operated the MPG Contributed Properties and its other historical assets so as to qualify as a REIT on an aggregate basis, and not on an individual property-by-property basis. MPG has also maintained its records consistent with its application of the various tests for qualification as a REIT on an aggregate basis and not on an individual property-by-property basis. The Company’s counsel is not rendering an opinion as to the ability of the Company to satisfy the requirements for REIT qualification because the Company cannot confirm the facts required to make such a determination until after the consummation of the Mergers and the Subsequent Transactions. In light of this uncertainty, this summary describes how Holders of Company Series A Preferred Shares will be taxed if the Company qualifies as a REIT, as well as the tax consequences to Holders and the Company if the Company fails to qualify as a REIT. See the sections “—Taxation of U.S. Holders of Company Series A Preferred Stock — Failure to Qualify as a REIT”, “—Taxation of Non-U.S. Holders of Company Series A Preferred Stock — Failure to Qualify as a REIT”, and “—U.S. Federal Taxation of the Company — Failure to Qualify as a REIT” regarding the tax consequences should the Company fail to qualify as a REIT.

The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT.

If the Company qualifies for taxation as a REIT, it generally will not be subject to U.S. federal corporate income tax on net income (including capital gains) that it currently distributes to its stockholders. Notwithstanding its REIT election, however, the Company will be subject to U.S. federal corporate income tax in certain circumstances, including the following:

(i)	The Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains (although, to the extent so designated by the Company, Holders would receive an offsetting credit against their own federal income tax liability for federal income taxes paid by the Company with respect to any such capital gains);
(ii)	Under certain circumstances, the Company may be subject to the “corporate alternative minimum tax” on the Company’s undistributed items of taxable income, subject to certain adjustments;
(iii)	If the Company has (i) net income from the sale or other disposition of “foreclosure property” (as defined in the Code) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it would be subject to tax at the highest corporate rate on such income;
(iv)	If the Company has net income from prohibited transactions (generally, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than certain involuntary conversions or sales or dispositions of foreclosure property), such income will be subject to a 100% tax;

(v)	If, due to reasonable cause and not willful neglect, the Company should fail to satisfy the annual 75% or 95% gross income test (as discussed below), but still maintains its qualification as a REIT by having met other requirements, it would be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) the amount by which 75% of its gross income exceeds the amount of its income qualifying for the 75% gross income test for the taxable year and (ii) the amount by which 95% of its gross income exceeds the amount of its income qualifying for the 95% gross income test for the taxable year, multiplied by (b) a fraction intended to reflect the Company’s profitability;
(vi)	If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid;
(vii)	If the Company were to acquire an asset from a corporation which is or has been a subchapter C corporation in a transaction in which the basis of the asset in the Company’s hands is less than the fair market value of the asset, in each case determined at the time the Company acquired the asset, and the Company subsequently recognizes gain on the disposition of the asset within a specified recognition period (not to exceed ten years) beginning on the day that the asset was acquired, then the Company would be required to pay tax at the highest regular corporate tax rate on this gain to the extent: (1) the fair market value of the asset exceeds (2) the Company’s adjusted tax basis in the asset, in each case, determined as of the date on which the asset was acquired. The results described in this paragraph assume that no election will be made under Treasury Regulations Section 1.337(d)-7 for the subchapter C corporation to be subject to an immediate tax when the asset is acquired;
(viii)	The Company could be subject to a 100% tax on certain payments that it receives from a “taxable REIT subsidiary,” which for the purposes of this Registration Statement we refer to as a “TRS,” or on certain expenses deducted by a TRS, if the economic arrangement between the Company, the TRS and the tenants at the Company’s properties are not comparable to similar arrangements among unrelated parties;
(ix)	In the event of a more than de minimis failure of any of the asset tests (as defined below), as long as the failure was due to reasonable cause and not to willful neglect, the Company files a description of each asset that caused such failure with the IRS, and the Company disposes of the assets or otherwise complies with the asset tests within six months after the last day of the quarter in which the Company identifies such failure, the Company will pay a tax equal to the greater of $50,000 or the amount determined by multiplying (A) the net income from the nonqualifying assets during the period in which the Company failed to satisfy the asset tests by (B) the highest rate of tax specified in Section 11 of the Code; and
(x)	In the event the Company fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, the Company will be required to pay a penalty of $50,000 for each such failure.

Requirements for REIT Qualification

The Code defines a REIT as a domestic corporation, trust or association that is not a financial institution or an insurance company and which, but for the REIT provisions of Sections 856 through 860 of the Code, would be taxable as a corporation. The REIT must be managed by one or more trustees or directors and its beneficial ownership must be evidenced by transferable shares or by transferable certificates of beneficial interest. In addition, commencing with a REIT’s second taxable year, (i) the beneficial ownership of the REIT must be held by 100 or more persons, and (ii) during the latter half of each taxable year, not more than 50% in value of the REIT’s outstanding stock may be owned, directly, indirectly or constructively by five or fewer individuals (as specially defined in the Code to include certain entities). The Company will be treated as having met condition (ii) if it has complied with certain United States Treasury regulations for ascertaining the ownership of its stock for such year and if it did not know (or after the exercise of reasonable due diligence would not have known) that its stock was sufficiently closely held during such year to cause it to fail condition (ii). A REIT must also meet certain other tests, described below, regarding the nature of its income and assets.

Upon completion of the merger, the Company will have more than 100 stockholders. The Company’s certificate of incorporation contains restrictions regarding the transfer of the Company’s shares that are intended to assist the Company in continuing to satisfy the stock ownership requirements described above. These restrictions, however, may not ensure that the Company will be able to satisfy these stock ownership requirements. If the Company fails to satisfy these stock ownership requirements, the Company will fail to qualify as a REIT.

Income Tests

To maintain qualification as a REIT, the Company must satisfy, on an annual basis, two gross income tests:

(i)	at least 75% of the Company’ gross income (excluding gross income from prohibited transactions and income and gain from certain hedging and foreign currency transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including (A) “rents from real property,” (B) gain from the sale or other disposition of real property, (C) dividends and other distributions on, and gain (other than gain from prohibited transactions) from the sale or other disposition of, transferable shares or certificates of beneficial ownership in other REITs, (D) interest on obligations secured by mortgages on real property or on interests in real property, (E) income and gain derived from “foreclosure property,” (F) income from certain types of temporary investments and (G) abatements and refunds of taxes on real property; and
(ii)	at least 95% of the Company’s gross income (excluding gross income from prohibited transactions and income and gain from certain hedging and foreign currency transactions) for each taxable year must be derived from (A) “rents from real property,” (B) gain from the sale or other disposition of stock, securities, and real property (including interests in real property and interests in mortgages on real property) that is not, in general, inventory or property held primarily for sale to customers in the ordinary course of trade or business, (C) dividends, (D) interest, (E) income and gain derived from “foreclosure property,” (F) income from certain types of temporary investments and (G) abatements and refunds of taxes on real property.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “interest,” however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents received or deemed to be received by a REIT will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	the REIT must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” or a TRS unless such services are “usually or customarily rendered” in connection with the rental of room or other space for occupancy only and are not otherwise considered to be rendered to the occupant;
•	the rent must not be based, in whole or in part, on the income or profits of any person (provided that an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales);
•	if rent is attributable to personal property, leased in connection with a lease of real property, such rent must not be greater than 15% of the total rent for the taxable year received under the lease; and
•	the rent must not be received from a “related-party tenant” — i.e., a tenant, 10% of which is directly or constructively owned by the REIT (or by a direct or constructive owner of 10% or more of the REIT).

In general, a TRS is a corporation that is subject to a corporate-level tax on its net income. A REIT may jointly elect with a corporation in which the REIT directly or indirectly owns stock to cause such corporation to be treated as a TRS. To the extent the Company conducts its operations and activities through one or more TRSs, the Company’s TRSs will pay U.S. federal income tax at regular corporate rates.

Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the amounts received or accrued, directly or indirectly, or deemed received by the REIT as described above with respect to such services during a taxable year are not more than 1% of all amounts received or accrued, directly or indirectly, by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

The Company has not and does not anticipate that it will in the future charge rent that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales consistent with the rule described above. The Company has not and does not anticipate that it will in the future derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year under a special relief provision under the Code which may be available to the Company if: (i) the Company’ failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) the Company attaches a schedule of the nature and amount of each item of income to its federal income tax return. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

Asset Tests

At the close of each quarter of its taxable year, the Company must also satisfy the following tests relating to the nature and diversification of its assets, which for the purposes of this Registration Statement we refer to as the “asset tests”:

(i)	at least 75% of the value of the Company’s total assets must be represented by “real estate assets” (which for the purposes of this Registration Statement means interests in real property, including land, buildings and other improvements to land, leaseholds and options to acquire real property and leaseholds; interests in mortgages on real property; shares or transferable certificates of beneficial interest in other qualifying REITs and any property attributable to the temporary investment of new capital, but only if such property is stock or a debt instrument and only for the one-year period beginning on the date the REIT receives such capital), cash and cash items (including receivables) and government securities (“75% value test”);
(ii)	not more than 25% of the value of the Company’s total assets may be represented by securities (other than securities of a qualified REIT subsidiary, which for the purposes of this Registration Statement we refer to as a “QRS,” and securities that constitute qualifying assets for purposes of the 75% value test);
(iii)	except with respect to securities of a TRS or QRS and securities that constitute qualifying assets for purposes of the 75% value test:
(A)	not more than 5% of the value of the Company’s total assets may be represented by securities of any one issuer;
(B)	the Company may not hold securities possessing more than 10% of the total voting power of the outstanding securities of any one issuer; and
(C)	the Company may not hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer (“10% value test”); and
(iv)	not more than 25% of the value of the Company’s total assets may be represented by securities of one or more TRSs.

A QRS is a corporation, all of the stock of which is owned by a REIT. Under the Code, a QRS is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities and items of income, gain, deduction and credit of the QRS are treated as the assets, liabilities and items of income, gain, deduction and credit of the REIT. In applying the asset tests, the Company is treated as owning all of the assets held by any of its QRSs (and by any of its wholly owned non-corporate subsidiaries) and its proportionate share of any assets held by an entity taxed as a partnership for federal income tax returns.

After initially meeting the asset tests at the close of any quarter, the Company would not lose its status as a REIT for failure to satisfy these tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the Company can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to facilitate compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance. The Company cannot assure that these steps will always be successful. If the Company fails to cure the noncompliance with the asset tests within the 30-day period, it could fail to qualify as a REIT.

Securities, for purposes of the asset tests, may include debt the Company holds from other issuers. However, for purposes of the 10% value test, the term “securities” does not include the debt securities that meet the straight debt safe harbor. Debt will meet the “straight debt” safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on profits, the borrower’s discretion or similar factors (subject to certain exceptions).

Annual Distribution Requirement

In order to qualify as a REIT, the Company is required to distribute dividends (other than capital gain distributions) to its stockholders in an amount at least equal to (A) the sum of (i) 90% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and the Company’s net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the excess of the sum of specified items of non-cash income over 5% of the Company’s REIT taxable income, computed without regard to the dividends paid deduction and the Company’s net capital gain.

The Company must pay dividend distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of the prior year’s distribution requirement if one of the following two sets of criteria is satisfied:

(i)	the dividends are declared in October, November or December and are made payable to stockholders of record on a specified date in any of these months, and such dividends are actually paid during January of the following year; or
(ii)	the dividends are declared before the Company timely files its federal income tax return for such year, the dividends are paid in the 12-month period following the close of the year and not later than the first regular dividend payment after the declaration, and the Company elects on its federal income tax return for such year to have a specified amount of the subsequent dividend treated as if paid in such year.

To the extent that the Company does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax on the undistributed amount at regular corporate tax rates respectively. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company will be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and amounts retained for which federal income tax was paid.

Under some circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. However, The Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

As discussed above, the Company may retain, rather than distribute, all or a portion of its net capital gains and pay the tax on the gains and may elect to have its stockholders include their proportionate share of such undistributed gains as long-term capital gain income on their own income tax returns and receive a credit for their share of the tax paid by the Company. For purposes of the 4% excise tax described above, any such retained gains would be treated as having been distributed by the Company.

Failure to Qualify as a REIT

Although the Company expects that it will be able to qualify for taxation as a REIT, the Company will not be able to confirm that expectation until after the consummation of the Mergers and the Subsequent Transactions. The Company’s ability to qualify as a REIT after the consummation of the Mergers and the Subsequent Transactions will depend on the ability of the MPG Asset REITs and the Brookfield Asset REITs to individually qualify as REITs. Whether the MPG Asset REITs and the Brookfield Asset REITs will be able to qualify for taxation as REITs, and therefore whether the Company will able to qualify, is a question of fact. In connection with the closing of the REIT Merger, Brookfield DTLA expects to receive an opinion from tax counsel to MPG that MPG has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled MPG to meet, through the closing date, the requirements for qualification and taxation as a REIT under the Code. MPG, however, has operated the MPG Contributed Properties and its other historical assets so as to qualify as a REIT on an aggregate basis, and not on an individual property-by-property basis. MPG has also maintained its records consistent with its application of the various tests for qualification as a REIT on an aggregate basis and not on an individual property-by-property basis. The Company’s counsel is not rendering an opinion as to the ability of the Company to satisfy the requirements for REIT qualification because the Company cannot confirm the facts required to make such a determination until after the consummation of the Mergers and the Subsequent Transactions. If the Company fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, the Company will be subject to corporate-level tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. This would significantly reduce both the Company’s cash available for distribution to its stockholders and its earnings. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company, nor will they be required to be made (unless required by the terms of the Company’s governing documents). In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as dividends (whether or not attributable to capital gains of the Company). Subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. As discussed above, dividends paid to non-corporate U.S. Holders that constitute qualified dividend income will be eligible for taxation at the preferential rates applicable to long-term capital gains, provided certain conditions are met.

If the Company fails to satisfy one or more requirements of REIT qualification other than the gross income tests or the asset tests, then it may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and it pays a penalty of $50,000 for each failure. Should the Company qualify as a REIT, but is later disqualified from taxation as a REIT, the Company also will be disqualified from taxation as a REIT for the year in which it loses its REIT status and for the four taxable years following such year, unless it is entitled to relief under specific Code provisions. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Qualification of the Company as a REIT for federal tax purposes will depend on the Company continuing to meet various requirements governing, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to stockholders. Although the Company intends to operate in a manner that will enable the Company to comply with such requirements, there can be no certainty that such intention will be realized. In addition, because the relevant laws may change, compliance with one or more of the REIT requirements may be impossible or impracticable.

THE FOREGOING DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO THE REIT MERGER AND IS NOT TAX ADVICE. THEREFORE, HOLDERS OF UNITS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE REIT MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

DESCRIPTION OF THE COMPANY SERIES A PREFERRED STOCK

The following is a summary of the material terms and provisions of the Company Series A Preferred Stock. The following description of the Company Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the articles supplementary classifying the Company Series A Preferred Stock and the Surviving Corporation Series A Preferred Stock, forms of which are filed as Exhibits 4.1 and 4.3, respectively, to the Registration Statement of which this prospectus forms a part, and the charter and bylaws of the Company and REIT Merger Sub, each filed as Exhibits 3.1, 3.2, 3.3 and 3.4, respectively, to the Registration Statement of which this prospectus forms a part.

General

In general, the rights, terms and conditions governing the Company Series A Preferred Stock are substantially the same as those of the MPG Preferred Stock and are materially unchanged. One difference is that, in the REIT Merger MPG will be merged with and into REIT Merger Sub, with REIT Merger Sub as the Surviving Corporation and a direct subsidiary of the Company. The Company will own all of the issued and outstanding shares of the Surviving Corporation Series A Preferred Stock, the rights, terms and conditions of which will substantially mirror those of the Company Series A Preferred Stock such that the economic terms of the Company Series A Preferred Stock will be substantially the same as those of the MPG Preferred Stock and are materially unchanged.

Rank

The Company Series A Preferred Stock will rank, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs:

•	senior to (i) all classes or series of Company Common Stock, (ii) the Company Series B Preferred Stock and (iii) any other class or series of Company capital stock expressly designated as ranking junior to the Company Series A Preferred Stock;
•	on parity with any class or series of Company capital stock expressly designated as ranking on parity with the Company Series A Preferred Stock; and
•	junior to any other class or series of Company capital stock expressly designated as ranking senior to the Company Series A Preferred Stock.

The term “capital stock” does not include convertible debt securities, which rank senior to the preferred stock of the Company (including the Company Series A Preferred Stock and Company Series B Preferred Stock) prior to conversion, none of which are outstanding at this time.

The Company will conduct its operations through subsidiaries, which will generate a substantial portion of the Company’s operating income and cash flow. As a result, distributions or advances from the Company’s direct and indirect subsidiaries will be the primary source of funds necessary to make dividend payments on the Company Series A Preferred Stock and meet other obligations of the Company. The Company’s charter and the respective charters and organizational documents of the Company’s direct and indirect subsidiaries do not restrict the issuance of debt or senior equity interests by any subsidiary of the Company, which, along with contractual provisions, laws or regulations and the financial condition and operational requirements of any subsidiary of the Company, may limit the Company’s ability to obtain cash required to pay dividends on the Company Series A Preferred Stock.

Dividends

Subject to the preferential rights of the holders of any class or series of the Company capital stock ranking senior to the Company Series A Preferred Stock as to dividends, the holders of Company Series A Preferred Stock are entitled to receive, when, as and if authorized by the Company Board and declared by the Company out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 7.625% per annum of the $25.00 liquidation preference per share of the Company Series A Preferred Stock (equivalent to the fixed annual amount of $1.90625 per share of the Company Series A Preferred Stock).

Dividends on the Company Series A Preferred Stock will accrue and be cumulative from and including the date of original issue and are payable quarterly in arrears on or about the last calendar day of each

January, April, July, and October or, if such day is not a business day, on the next succeeding business day, except that, if such business day is in the next succeeding year, such payment will be made on the immediately preceding business day, and no interest or additional dividends or other sums will accrue on the amount so payable from such date to such next succeeding business day. Any and all accrued but unpaid dividends (whether or not declared) on each share of MPG Preferred Stock exchanged for a share of Company Series A Preferred Stock in connection with the REIT Merger will be treated as if accrued by the Company with respect to such share of Company Series A Preferred Stock prior to the date of the original issuance of such share of Company Series A Preferred Stock in connection with the REIT Merger (such amount with respect to each share of Company Series A Preferred Stock is referred to herein as the “MPG Preferred Accrual”).

The amount of any dividend payable on the Company Series A Preferred Stock for any partial dividend period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which will be the date designated by the Company Board for the payment of dividends that is not more than 35 nor less than 10 days prior to the scheduled dividend payment date. Notwithstanding any provision to the contrary contained in the articles supplementary classifying and designating the Company Series A Preferred Stock, each outstanding share of Company Series A Preferred Stock will be entitled to receive a dividend with respect to any dividend record date equal to the dividend paid with respect to each other share of Company Series A Preferred Stock that is outstanding on such date. Accrued but unpaid dividends on the Company Series A Preferred Stock will accumulate as of the dividend payment date on which they first became payable.

Dividends on the Company Series A Preferred Stock will accrue whether or not:

•	the Company has earnings;
•	there are funds legally available for the payment of those dividends; or
•	dividends are authorized or declared.

Except as described in the next paragraph, unless full cumulative dividends on the Company Series A Preferred Stock for all past dividend periods (including the MPG Preferred Accrual) and the then current dividend period will have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash is set apart for payment, the Company will not:

•	declare or pay or set aside for payment of dividends, and the Company will not declare or make any distribution of cash or other property, directly or indirectly, on or with respect to any shares of Company Common Stock or shares of any other class or series of Company capital stock ranking, as to dividends, on parity with or junior to the Company Series A Preferred Stock, for any period; or
•	redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property, directly or indirectly, on or with respect to, any Company Common Stock or on shares of any other class or series of Company capital stock ranking, as to dividends and upon liquidation, on parity with or junior to the Company Series A Preferred Stock.

The foregoing sentence, however, will not prohibit:

•	dividends payable solely in capital stock ranking junior to the Company Series A Preferred Stock;
•	the conversion into or exchange for other shares of any class or series of capital stock ranking junior to the Company Series A Preferred Stock; and
•	the Company’s purchase of Company Series A Preferred Stock, preferred stock ranking on parity with the Company Series A Preferred Stock as to payment of dividends or capital stock or equity securities ranking junior to Company Series A Preferred Stock pursuant to the Company’s charter to the extent necessary to preserve the Company’s status as a REIT as described under “— Restrictions on Ownership and Transfer” below.

When the Company does not pay dividends in full (or the Company does not set apart a sum sufficient to pay them in full) on the Company Series A Preferred Stock (including the MPG Preferred Accrual) and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Company Series A Preferred Stock, the Company will declare any dividends on the Company Series A Preferred Stock (including the MPG Preferred Accrual) and each such other class or series of capital stock ranking, as to dividends, on parity with the Company Series A Preferred Stock pro rata so that the amount of dividends declared per share of Company Series A Preferred Stock and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the Company Series A Preferred Stock (including the MPG Preferred Accrual) and such other class or series of preferred stock (which will not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Company Series A Preferred Stock which may be in arrears (including the MPG Preferred Accrual).

Holders of Company Series A Preferred Stock are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Company Series A Preferred Stock as described above. Any dividend payment made on the Company Series A Preferred Stock will first be credited against the MPG Preferred Accrual and then against the earliest accrued but unpaid dividends due with respect to those shares of Company Series A Preferred Stock which remain payable. Accrued but unpaid dividends on the Company Series A Preferred Stock will accumulate as of the due date for the dividend payment date on which they first become payable.

The Company does not intend to declare dividends on the Company Series A Preferred Stock, or pay or set apart for payment dividends on the Company Series A Preferred Stock if the terms of any of the Company’s agreements, including any agreements relating to indebtedness, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends will be authorized by the Company Board, declared by the Company or paid or set apart for payment if such authorization, declaration or payment is restricted or prohibited by law.

In addition, except as prohibited by the Company’s charter or the MGCL, in the event that the Surviving Corporation declares and pays a dividend to the Company on the Surviving Corporation Series A Preferred Stock, the Company Board will authorize and the Company will pay a like dividend on the Company Series A Preferred Stock out of funds legally available for the payment of dividends on the Company Series A Preferred Stock.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, before any distribution or payment will be made to holders of Company Common Stock or any other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, junior to the Company Series A Preferred Stock, the holders of Company Series A Preferred Stock are entitled to be paid out of the Company’s assets legally available for distribution to the Company’s stockholders, after payment or provision for the Company’s debts and other liabilities, a liquidation preference of $25.00 per share of Company Series A Preferred Stock, plus an amount equal to any accrued and unpaid dividends including the MPG Preferred Accrual (whether or not such dividends are declared) to and including the date of payment. If, upon the Company’s voluntary or involuntary liquidation, dissolution or winding-up, the Company’s available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Company Series A Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on parity with the Company Series A Preferred Stock in the distribution of assets, then the holders of the Company Series A Preferred Stock and each such other class or series of capital stock ranking, as to voluntary or involuntary liquidation rights, on parity with the Company Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Company Series A Preferred Stock will be entitled to written notice of any distribution in connection with any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs not less than 30 days and not more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Company Series A Preferred Stock will have no right or claim to any of the Company’s remaining assets. The Company’s consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of the Company’s property or business, will not be deemed to constitute a liquidation, dissolution or winding-up of the Company’s affairs.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of Company stock or otherwise, is permitted under the MGCL, amounts that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of Company Series A Preferred Stock will not be added to the Company’s total liabilities.

Redemption

The Company is entitled, pursuant to the Company Series A Articles, to purchase shares of Company Series A Preferred Stock in order to preserve the Company’s status as a REIT for federal or state income tax purposes at any time. See “— Restrictions on Ownership and Transfer” below. The Company may, at its option, upon not less than 30 days nor more than 60 days’ written notice, redeem the Company Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends including the MPG Preferred Accrual (whether or not such dividends are declared) up to and including the date fixed for redemption, without interest, to the extent the Company has funds legally available for that purpose.

If fewer than all of the outstanding shares of Company Series A Preferred Stock are to be redeemed, the Company will select the shares of Company Series A Preferred Stock to be redeemed pro rata (as nearly as may be practicable without creating fractional shares) by lot or by any other equitable method that the Company determines will not violate the 9.8% ownership limit described in the section “— Restrictions on Ownership and Transfer” below. If such redemption is to be by lot and, as a result of such redemption, any holder of Company Series A Preferred Stock, other than a holder of Company Series A Preferred Stock that has received an exemption from the ownership limit, would have actual or constructive ownership of more than 9.8% of the issued and outstanding shares of Company Series A Preferred Stock by value or number of shares, whichever is more restrictive, because such holder’s shares of Company Series A Preferred Stock were not redeemed, or were only redeemed in part, then, except as otherwise provided in its charter, the Company will redeem the requisite number of shares of Company Series A Preferred Stock of such holder such that no holder will own in excess of the 9.8% ownership limit subsequent to such redemption. See the section “— Restrictions on Ownership and Transfer” below. In order for their shares of Company Series A Preferred Stock to be redeemed, holders must surrender their shares of Company Series A Preferred Stock at the place designated in the notice of redemption. Holders will then be entitled to the redemption price and any accrued and unpaid dividends payable upon redemption (including the MPG Preferred Accrual) following surrender of the certificates representing the shares of Company Series A Preferred Stock as described below. If a notice of redemption has been given, if the funds necessary for the redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Company Series A Preferred Stock called for redemption and if irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends (including the MPG Preferred Accrual), then from and after the redemption date, dividends will cease to accrue on such shares of Company Series A Preferred Stock and such shares of Company Series A Preferred Stock will no longer be deemed outstanding. At such time all rights of the holders of such shares of Company Series A Preferred Stock will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends (including the MPG Preferred Accrual) payable upon redemption, without interest. So long as no dividends are in arrears and subject to the provisions of applicable law, the Company may from time to time repurchase all or any part of the Company Series A Preferred Stock, including the repurchase of shares of Company Series A Preferred Stock in open-market transactions and individual purchases as such prices as the Company negotiates, in each case as duly authorized by the Company Board.

Unless full cumulative dividends (including the MPG Preferred Accrual) on all shares of Company Series A Preferred Stock have been or contemporaneously are authorized, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Company Series A Preferred Stock will be redeemed unless all outstanding shares of Company Series A Preferred Stock are simultaneously redeemed and the Company will not purchase or otherwise acquire directly or indirectly any shares of Company Series A Preferred Stock or any class or series of Company capital stock ranking, as to dividends or upon liquidation, on parity with or junior to the Company Series A Preferred Stock (except by exchange for Company capital stock ranking junior to the Company Series A Preferred Stock as to dividends and upon liquidation); provided, however, that the Company may purchase shares of Company Series A Preferred Stock in order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal and/or state income tax purposes, and may purchase or acquire shares of Company Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Company Series A Preferred Stock. See the section “— Restrictions on Ownership and Transfer” below.

Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 days nor more than 60 days prior to the redemption date. The Company will mail a similar notice, postage prepaid, not less than 30 days nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Company Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of shares of Company Series A Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Company Series A Preferred Stock may be listed or admitted to trading, each notice will state:

•	the redemption date;
•	the redemption price;
•	the number of shares of Company Series A Preferred Stock to be redeemed;
•	the place or places where the certificates representing shares of Company Series A Preferred Stock are to be surrendered for payment of the redemption price;
•	that dividends on the shares of Company Series A Preferred Stock to be redeemed will cease to accumulate on such redemption date; and
•	that payment of the redemption price and any accumulated and unpaid dividends (including the MPG Preferred Accrual) will be made upon presentation and surrender of such shares of Company Series A Preferred Stock.

If fewer than all of the shares of Company Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder will also specify the number of shares of Company Series A Preferred Stock held by such holder to be redeemed.

If a redemption date falls after a dividend record date and on or prior to the corresponding dividend payment date, each holder of shares of Company Series A Preferred Stock at the close of business of such dividend record date will be entitled to the dividend payable on such shares of Company Series A Preferred Stock on the corresponding dividend payment date notwithstanding the redemption of such shares of Company Series A Preferred Stock on or prior to such dividend payment date and each holder of shares of Company Series A Preferred Stock that surrenders such shares of Company Series A Preferred Stock on such redemption date will be entitled to the dividends accruing after the end of the applicable distribution period, up to and including the redemption date. Except as described above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Company Series A Preferred Stock for which a notice of redemption has been given.

All shares of Company Series A Preferred Stock that the Company redeems or repurchases will be retired and restored to the status of authorized but unissued shares of preferred stock, without designation as to series or class.

No Maturity, Sinking Fund or Mandatory Redemption

The Company Series A Preferred Stock has no maturity date and the Company is not required to redeem the Company Series A Preferred Stock at any time. Accordingly, the Company Series A Preferred Stock will remain outstanding indefinitely, unless the Company decides, at its option, to exercise its redemption right. The Company Series A Preferred Stock is not subject to any sinking fund.

Voting Rights

Holders of the Company Series A Preferred Stock generally do not have any voting rights, except as set forth below.

If (i) dividends on the Company Series A Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive (the “Preferred Dividend Default”) or (ii) any of the MPG Preferred Accrual remains unpaid with respect to any shares of Company Series A Preferred Stock, holders of the Company Series A Preferred Stock (voting together as a single class with all other classes or series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote at the Company’s next annual or special meeting and each subsequent annual meeting of stockholders, for the election of two additional directors to serve on the Company Board (which we refer to as preferred stock directors), until all unpaid dividends (including the MPG Preferred Accrual) and the dividend for the past dividend periods and the then current period with respect to the Company Series A Preferred Stock and any other class or series of parity preferred stock have been paid or declared and a sum sufficient for the payment thereof set aside for payment. In such a case, the number of directors serving on the Company Board will be increased by two directors. The preferred stock directors will be elected by a plurality of the votes cast in the election for a one-year term and each preferred stock director will serve until his successor is duly elected and qualified or until the preferred stock director’s right to hold the office terminates, whichever occurs earlier. For so long as the Preferred Dividend Default will continue or the MPG Preferred Accrual will remain unpaid, the election will take place at:

•	special meetings called by the holders of at least 10% of the outstanding shares of Company Series A Preferred Stock or the holders of shares of any other class or series of stock on parity with the Company Series A Preferred Stock with respect to which dividends are also accumulated and unpaid if this request is received more than 90 days before the date fixed for the Company’s next annual or special meeting of stockholders or, if the Company receives the request for a special meeting less than 90 days before the date fixed for the Company’s next annual or special meeting of stockholders, at the Company’s annual or special meeting of stockholders, and
•	each subsequent annual meeting (or special meeting held in its place) until all dividends accumulated on the Company Series A Preferred Stock (including the MPG Preferred Accrual) and on any other class or series of preferred stock on parity with the Company Series A Preferred Stock with respect to dividends, have been paid in full for all past dividend periods and the dividend for the then current dividend period.

If and when all accumulated dividends and the MPG Preferred Accrual on the Company Series A Preferred Stock are paid in full and all accumulated dividends are paid in full on all other classes or series of parity preferred stock, the holders of the Company Series A Preferred Stock will be divested of the voting rights set forth above (subject to revesting in the event of each and every Preferred Dividend Default) and the term and office of such preferred stock directors so elected will terminate and the number of directors comprising the Company Board will be reduced accordingly.

Any preferred stock director elected by the holders of Company Series A Preferred Stock (including BPO or a subsidiary of BPO to the extent they hold shares of Company Series A Preferred Stock, whether acquired in the Tender Offer or thereafter) and other holders of parity preferred stock upon which like voting rights have been conferred and are exercisable may be removed at any time with or without cause by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Company Series A Preferred Stock and other parity preferred stock entitled to vote thereon when they have the voting rights described above (voting separately as a single class with all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default continues or the MPG Preferred Accrual remains unpaid, any vacancy in the office of a preferred stock director may be filled by written consent of the preferred stock director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Company Series A Preferred Stock and other parity preferred stock entitled to vote thereon (voting separately as a single class with all other classes or series of parity preferred stock upon which like voting rights have been conferred and are exercisable). The preferred stock directors will each be entitled to one vote per director on any matter considered by the Company Board.

The Company acknowledges that, following the consummation of the REIT Merger and any issuance of shares of Company Series A Preferred Stock to the holders of MPG Preferred Stock immediately prior to the effective time of the REIT Merger, the Company does not currently intend to pay dividends owed on the Company Series A Preferred Stock (include the amount of the MPG Preferred Accrual). Pursuant to the Merger Agreement, at the effective time of the REIT Merger, the two directors elected to the MPG Board by holders of MPG Preferred Stock will be the initial preferred stock directors of the Company, and will serve until the next annual or special meeting of stockholders and until their successors are elected and qualified by the holders of Company Series A Preferred Stock pursuant to the limited voting rights of the Company Series A Preferred Stock summarized above.

In addition, so long as any shares of Company Series A Preferred Stock remain outstanding, the Company will not, without the consent or the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Series A Preferred Stock and each other class or series of preferred stock ranking on parity with the Company Series A Preferred Stock with respect to the payment of dividends or the distribution of assets upon the Company’s liquidation, dissolution or winding-up, voting as a single class, given in person or by proxy, either in writing or at a meeting:

•	authorize, create or issue, or increase (or cause or permit to be authorized, created, issued or increased) the authorized or issued amount of, any class or series of stock ranking senior to such Company Series A Preferred Stock or the Surviving Corporation Series A Preferred Stock, respectively, with respect to payment of dividends, or the distribution of assets upon the liquidation, dissolution or winding-up of the Company’s or the Surviving Corporation’s affairs, as applicable, or reclassify any of the Company’s or the Surviving Corporation’s authorized stock into any such capital stock, as applicable, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or
•	amend, alter or repeal (or cause to be amended, altered or repealed) the provisions of the respective charters of the Company or the Surviving Corporation, respectively, or the terms of the Company Series A Preferred Stock or the Surviving Corporation Series A Preferred Stock, respectively, whether by merger, consolidation, transfer or conveyance of substantially all of its assets or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Company Series A Preferred Stock or the Surviving Corporation Series A Preferred Stock, as applicable;

except that with respect to the occurrence of any of the events described in the second bullet point immediately above (including the REIT Merger), so long as the Company Series A Preferred Stock or Surviving Corporation Series A Preferred Stock, as applicable, remains outstanding and the terms of the Company Series A Preferred Stock or Surviving Corporation Series A Preferred Stock, as applicable, remain materially unchanged, taking into account that, upon the occurrence of an event described in the second bullet point above, the Company or the Surviving Corporation, as applicable, may not be the surviving entity, the occurrence of such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of holders of Company Series A Preferred Stock or Surviving Corporation Series A Preferred Stock, as applicable, and in such case such holders will not have any voting rights with respect to the events described in the second bullet point immediately above. Furthermore, if the holders of the Company Series A Preferred Stock or Surviving Corporation Series A Preferred Stock, as applicable, receive the greater of the full trading price of the Company Series A Preferred Stock or Surviving Corporation Series A Preferred Stock, as applicable, on the date of an event described in the second bullet point immediately above or the liquidation preference (which, for the avoidance of doubt, will not include any accumulated dividends or interest) pursuant to the occurrence of any of the events described in the second bullet point immediately above, then such holders will not have any voting rights with respect to the events described in the second bullet point immediately above.

Holders of Company Series A Preferred Stock will not be entitled to vote (or cause the Company as stockholder of the Surviving Corporation to vote) with respect to (i) any increase in total number of authorized shares of Company Common Stock, Company preferred stock, Surviving Corporation Common Stock or Surviving Corporation preferred stock, (ii) any increase in the amount of the authorized Company Series A Preferred Stock, Surviving Corporation Series A Preferred Stock or the creation or issuance of any other class or series of capital stock, or (iii) any increase in the number of authorized shares of any other class or series of capital stock of the Company or the Surviving Corporation, in each case ranking on parity with or junior to the Company Series A Preferred Stock or Surviving Corporation Series A Preferred Stock, as applicable, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding-up of the Company or the Surviving Corporation, as applicable.

The holders of such Company Series A Preferred Stock will not have any voting rights with respect to, and the consent of the holders of Company Series A Preferred Stock is not required for, the taking of any corporate action, including any merger or consolidation involving the Company or a sale of all or substantially all of the Company’s assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Company Series A Preferred Stock, except as set forth in the second bullet point above.

In addition, the voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, the Company has redeemed or called for redemption upon proper notice and a deposit of sufficient cash in trust to effect such redemption of such outstanding shares of Company Series A Preferred Stock.

In any matter in which the Company Series A Preferred Stock may vote (as expressly provided in the Company Series A Articles), each share of Company Series A Preferred Stock will be entitled to one vote per $25.00 of liquidation preference (excluding accumulated and unpaid dividends and the MPG Preferred Accrual).

Furthermore, so long as the holders of Company Series A Preferred Stock are entitled to elect preferred stock directors and such preferred stock directors are duly elected and qualified, the Company, in its capacity as the holder of Surviving Corporation Series A Preferred Stock, will cause the preferred stock directors of the Company to be elected as the preferred stock directors of the Surviving Corporation, provided that in the event of a resignation or removal of a preferred stock director of the Company, the Company will remove such preferred stock director as a director of the Surviving Corporation.

Restrictions on Ownership and Transfer

In order for the Company to qualify as a REIT under the Code, the Company’s stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

The Company’s charter and the Company Series A Articles contain restrictions on the ownership and transfer of Company Common Stock and Company Series A Preferred Stock which are intended to assist the Company in complying with these requirements and continuing to qualify as a REIT. The relevant sections of the Company’s charter and Company Series A Articles provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (by value or by number of shares, whichever is more restrictive), respectively, of the outstanding shares of Company Common Stock or Company Series A Preferred Stock (excluding any such outstanding shares of Company Series A Preferred Stock which are not treated as outstanding for federal income tax purposes). We refer to this restriction as the “ownership limit.”

Conversion

The Company Series A Preferred Stock is not convertible into or exchangeable for any of our other property or securities.

COMPARISON OF STOCKHOLDERS’ RIGHTS

As a result of the REIT Merger, holders of MPG Preferred Stock immediately prior to the effective time of the REIT Merger will become holders of Company Series A Preferred Stock. The rights and preferences of the Company Series A Preferred Stock are substantially the same as the current rights and preferences of the MPG Preferred Stock and are materially unchanged. Thus, upon consummation of the REIT Merger, holders of MPG Preferred Stock immediately prior to the effective time of the REIT Merger will hold shares of Company Series A Preferred Stock having substantially the same preferences and rights with respect to the Company as the MPG Preferred Stock had with respect to MPG. MPG and the Company are both Maryland corporations and are governed by the same corporate statute, the MGCL. The charter of the Company is substantially the same as the charter of MPG. The Company Series A Articles are substantially similar to the articles supplementary classifying and designating the MPG Preferred Stock, as described in the section “Description of the Company Series A Preferred Stock” above.

DESCRIPTION OF THE SURVIVING LLC OPERATING AGREEMENT

Immediately following the consummation of the Partnership Merger, the Surviving Partnership will be converted into a limited liability company, which we refer to as the “Surviving LLC.” The limited liability company interests of the Surviving LLC will be substantially similar to the common and preferred partnership units of the Surviving Partnership, modified to reflect the Surviving Corporation’s sole ownership of all of the interests of the Surviving LLC. By virtue of the Partnership Merger, the common and preferred partnership units of the Surviving Partnership will be identical to the common and preferred partnership units of the MPG Partnership. We refer to the limited liability company agreement of the Surviving LLC governing the terms of its interests as the “Surviving LLC Operating Agreement.” Below is a summary of the material terms and provisions of the Surviving LLC Operating Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Surviving LLC Operating Agreement filed as Exhibit 10.1 to this Registration Statement of which this prospectus forms a part.

Management of the Surviving LLC

The Surviving Corporation will be the sole member of the Surviving LLC and the sole manager of the Surviving LLC. Through its ownership of all of the issued and outstanding shares of Surviving Corporation Common Stock, the Company will exercise exclusive and complete control over the Surviving Corporation and as a result, the management of the Surviving LLC. The Surviving LLC Operating Agreement will provide that the Surviving LLC must be operated in a manner that will enable the Surviving Corporation to satisfy the requirements for being classified as a REIT.

7.625% Series A Cumulative Redeemable Preferred Interests

General.  The Surviving LLC will designate a class of preferred limited liability company interests as the 7.625% Series A Cumulative Redeemable Preferred Units (the “Surviving LLC Preferred Interests”) representing preferred equity interests in the Surviving LLC. All of the issued and outstanding shares of Surviving LLC Preferred Interests will be owned by the Surviving Corporation.

Distributions.  Each Surviving LLC Preferred Interest will be entitled to receive cumulative preferential cash distributions payable on the last calendar day of January, April, July and October of each year. Surviving LLC Preferred Interests will be entitled to distributions at a rate of 7.625% per annum on the $25.00 per unit liquidation preference of the Surviving LLC Preferred Interests. The annual priority distribution will accrue regardless of whether there are funds available for such distribution and whether or not such distributions are made. Each Surviving LLC Preferred Interest will be treated as if an amount equal to the MPG Preferred Accrual had accrued thereon prior to the date of original issue (the date of the effective time of the REIT Merger). The cumulative preferential distributions will be paid in preference to any payment made on any other class or series of equity interest of the Surviving LLC, other than any other class or series of equity interest expressly designated as ranking on parity with or senior to the Surviving LLC Preferred Interests.

Redemption and Exchange.  The Surviving Corporation will have the ability to redeem the Surviving LLC Preferred Interests at a redemption price equal to $25.00 per unit, plus accrued and unpaid distributions to the date of redemption (including an amount equal to the MPG Preferred Accrual) simultaneously upon the redemption of the Surviving Corporation Series A Preferred Stock. The Surviving LLC Preferred Interests will not be able to be exchanged for any other class or series of interest in the Surviving LLC.

Liquidation Preference.  The Surviving LLC Preferred Interests shall, with respect to distribution rights and rights upon voluntary or involuntary liquidation, winding–up, or dissolution of the Surviving LLC, rank (i) senior to all classes or series of the common equity interests of the Surviving LLC and to all other classes or series of preferred equity interests the terms of which provide that such equity interests shall rank junior to the Surviving LLC Preferred Interests; (ii) on a parity with all interests now or hereafter authorized expressly designated by the Surviving LLC to rank on a parity with the Surviving LLC Preferred Interests; and (iii) junior to all equity interests which rank senior to the Surviving LLC Preferred Interests.

Issuance of Additional Common Interests, Preferred Interests, Common Stock, Preferred Stock or Convertible Securities

As manager, the Surviving Corporation will have the ability to cause the Surviving LLC to issue additional common interests and preferred interests. These additional interests may include preferred interests with terms, provisions and rights that are preferential to those of the Surviving LLC Preferred Interests. In addition, the Surviving Corporation does not intend to issue additional shares of Surviving Corporation Common Stock or Surviving Corporation preferred stock or convertible securities unless the Surviving Corporation causes the Surviving LLC to issue to the Surviving Corporation partnership interests or rights, options, warrants or convertible or exchangeable securities of the Surviving LLC having designations, preferences and other rights, so that the economic interests of the Surviving LLC’s interests issued are substantially similar to the securities that the Surviving Corporation has issued.

Tax Matters

The Surviving Corporation will be the tax matters member of the Surviving LLC and, as such, will have authority to make tax elections under the Code on behalf of the Surviving LLC.

Operations

The Surviving LLC Operating Agreement will provide that the Surviving Corporation, as manager, will determine when and have the right to cause Surviving LLC to distribute the net operating cash revenues of the Surviving LLC quarterly.

The Surviving LLC Operating Agreement will provide that the Surviving LLC will assume and pay when due, or reimburse the Surviving Corporation for payment of, all costs and expenses relating to the operations of, or for the benefit of, the Surviving LLC.

Term

The Surviving LLC will continue in full force and effect until December 31, 2102, or until sooner dissolved in accordance with its terms or as otherwise provided by law.

Indemnification and Limitation of Liability

The Surviving LLC Operating Agreement will indemnify the Surviving Corporation, as manager, the officers, directors, employees, agents of the Surviving Corporation and the Surviving LLC and any other persons the Surviving Corporation or the Surviving LLC may designate from and against any and all claims arising from operations of the Surviving LLC in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that the indemnitee’s action or failure to act constitutes willful misconduct or recklessness.

Similarly, the Surviving Corporation, as manager of the Surviving LLC, the officers, directors, agents or employees of the Surviving Corporation or the Surviving LLC will not be liable or accountable to the Surviving LLC for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as the Surviving Corporation or such officer, director, agent or employee will have acted in good faith.

DESCRIPTION OF THE NEW OP OPERATING AGREEMENT

Below is a summary of the material terms and provisions of the limited liability company agreement of New OP which we refer to as the “New OP Operating Agreement”. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the New OP Operating Agreement filed as Exhibit 10.2 to the Registration Statement of which this prospectus forms a part.

Management of New OP

The Surviving LLC, of which the Surviving Corporation is the sole manager (as described under the section “— Description of the Survivng LLC Operating Agreement” above), will be the managing member of New OP. As the managing member of New OP, the Surviving LLC will have exclusive and complete responsibility and discretion in the day-to-day management and control of New OP. The Surviving LLC can cause New OP to enter into certain major transactions, including acquisitions, dispositions and refinancings, subject to the approval rights held by Properties Holding Inc., if and for so long as it retains its New OP Series A1 Interest, with respect to the following matters:

(1)	any material amendment or modification to the New OP Operating Agreement;
(2)	the issuance, terms and pricing of any additional interests;
(3)	the making of any distributions by New OP in respect of interests that are junior to the New OP Series A Interest and the New OP Series A1 Interest as to dividends and upon liquidation;
(4)	the merger or consolidation of New OP with or into any other person; and
(5)	a sale of all or substantially all of the assets of New OP held indirectly through DTLA OP or all of the interests in DTLA OP held by New OP.

The non-managing members of New OP may not transact business for, or participate in the management activities or decisions of, New OP, except as provided above, as otherwise set forth in the New OP Operating Agreement or as required by applicable law. The Surviving LLC is not liable under the New OP Operating Agreement to New OP or to any member of New OP for monetary damages for losses sustained, liabilities incurred, or benefits not derived by non-managing members in connection with any decisions it makes; provided, that the Surviving LLC has acted in good faith.

The New OP Operating Agreement provides that all of the Surviving LLC’s business activities, including all activities pertaining to the acquisition and operation of properties, must be conducted through New OP, and that New OP must be operated in a manner that will enable the Surviving Corporation to satisfy the requirements for being classified as a REIT.

Transferability of Interests

The Surviving LLC may not voluntarily withdraw from New OP, or transfer or assign all or any portion of its direct interest in New OP, without the consent of the other members. No member may transfer or assign all or any portion of its direct interest in New OP without the consent of the Surviving LLC. Except for certain limited exceptions, indirect transfers or assignments of all or any portion of any direct or indirect interest in the Surviving LLC or any other member are not restricted.

Amendments of the New OP Operating Agreement

Generally, the New OP Operating Agreement may be amended, modified or terminated with the approval of all of the members. As managing member, the Surviving LLC will have the power to unilaterally make certain amendments to the New OP Operating Agreement without obtaining the consent of the other members as may be required to:

•	add to the Surviving LLC’s obligations as managing member or surrender any right or power granted to the Surviving LLC as managing member for the benefit of the members;
•	subject to the consent right of Properties Holding Inc. described above, reflect the issuance of additional interests or the admission, substitution, termination or withdrawal of members in accordance with the terms of the New OP Operating Agreement;

•	subject to the consent right of Properties Holding Inc. described above, set forth or amend the designations, rights, powers, duties and preferences of holders of any additional interests issued in accordance with the terms of the New OP Operating Agreement;
•	reflect a change of an inconsequential nature that does not adversely affect the non-managing members in any material respect, or cure any ambiguity, correct or supplement any provisions of the New OP Operating Agreement not inconsistent with law or with other provisions of the New OP Operating Agreement, or make other changes concerning matters under the New OP Operating Agreement that will not otherwise be inconsistent with the New OP Operating Agreement or law;
•	satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling, regulation of a federal or state agency or contained in federal or state law;
•	reflect changes that are reasonably necessary for the Surviving Corporation, as sole member and manager of the Surviving LLC, as managing member of New OP, to maintain the Surviving Corporation’s status as a REIT; or
•	modify the manner in which capital accounts are computed.

Liquidation Preference and Rights to Distributions of New OP Series A Interest, New OP Series A1 Interest and New OP Series B Interest

The rights and preferences of the New OP Series A Interest, New OP Series A1 Interest and New OP Series B Interest are described in the section “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions.”

If the Surviving LLC redeems the Surviving LLC Preferred Interests as described in the section “Description of the Survivng LLC Operating Agreement — 7.625% Series A Cumulative Redeemable Preferred Interests” above, New OP will be obligated to pay to the Surviving LLC an amount equal to the “Redemption Percentage” multiplied by the liquidation preference and accrued but unpaid distributions on the Surviving LLC’s Series A Interest in New OP. The Redemption Percentage will be equal to the portion of the Surviving LLC Preferred Interests that are redeemed over the total amount of the Surviving LLC Preferred Interests that are outstanding immediately prior to the redemption. Any amount so paid will reduce the amount of liquidation preference or accrued but unpaid distributions, as the case may be, on the Series A Interest held by the Surviving LLC in New OP.

Issuance of Additional Interests

As managing member, the Surviving LLC will have the ability to cause New OP to issue additional common interests and preferred interests, subject to the consent right of Properties Holding Inc. described above. These additional interests may include preferred interests with terms, provisions and rights that are preferential to any the existing interests in New OP.

Tax Matters

The Surviving LLC will be the tax matters member of New OP and, as such, will have authority to make tax elections under the Code on behalf of New OP.

Operations

The New OP Operating Agreement will provide that, subject to the consent right of Properties Holding Inc. described above, the Surviving LLC, as managing member, will determine when and whether to distribute the net operating cash revenues of New OP, quarterly, to the members in the manner and in the order of priority described in the section “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions.”

The New OP Operating Agreement provides that New OP will assume and pay when due, or reimburse the Surviving LLC for payment of, all costs and expenses relating to the operations of, or for the benefit of, New OP.

Term

New OP will continue in full force and effect until dissolved in accordance with the terms of the New OP Operating Agreement or as otherwise provided by law.

Indemnification and Limitation of Liability

The New OP Operating Agreement will indemnify the Surviving LLC, as managing member, and the officers, directors, employees and agents of the Surviving LLC and New OP and any other persons the Surviving LLC or New OP may designate from and against any and all claims arising from operations of New OP in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that the indemnitee’s action or failure to act constitutes willful misconduct or recklessness.

Similarly, the Surviving LLC, as managing member of New OP, the officers, directors, agents or employees of the Surviving LLC or New OP will not be liable or accountable to New OP for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission so long as the Surviving LLC or such officer, director, agent or employee will have acted in good faith.

DESCRIPTION OF REAL ESTATE AND OPERATING DATA OF THE COMPANY

Description of Existing Portfolio

Following the completion of the Mergers and the Subsequent Transactions, the Company will indirectly own the real properties currently owned by MPG, EYP Realty and 333 South Hope, respectively. The data below is presented for each of the properties that comprised 10% or more of their respective consolidated assets as of December 31, 2012 or that had gross revenues that amounted to 10% or more of their respective consolidated gross revenues for the year ended December 31, 2012.

Gas Company Tower

Gas Company Tower is a Class A office property located at 555 West 5th Street, Los Angeles County, California in the Bunker Hill district of the LACBD that has been recognized as a landmark since its completion in 1991. Gas Company Tower stands 50 stories with 1,369,822 square feet of office, retail and storage net rentable square feet. Gas Company Tower’s tenants have access to 319,581 square feet of on-site parking in addition to off-site parking at the World Trade Center garage approximately three blocks away. Developed by the Maguire Organization and designed by Richard Keating of Skidmore, Owings & Merrill, Gas Company Tower was named BOMA Building of the Year in 2011 and is LEED Gold certified. The architecture rises in layers to a blue-glass shape, representing the blue gas flame that is the official symbol of the building’s anchor tenant, Southern California Gas Company. As of December 31, 2012, Gas Company Tower was 76.2% leased. MPG is the fee simple owner of Gas Company Tower.

Gas Company Tower possesses a roster of 16 tenants operating in various businesses, including utilities and legal services. The following table summarizes information regarding tenants occupying 10% or more of the rentable square footage at Gas Company Tower as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Date of Early Termination Option	Total Leased Square Feet	Percentage of Property Square Feet	Annualized Rent (in thousands)	Annualized Rent Per Square Foot	Percentage of Property Annualized Rent
Southern California Gas Company	Utilities	3/31/2014	1 × 1 yr	N/A	27,622	2.6%	$681	$24.66	3.0%
		10/31/2026	4 × 5 yrs	11/9/2021	385,057	36.9%	7,156	18.59	32.0%
Sidley Austin LLP	Legal Services	12/31/2023	2 × 5 yrs	N/A	192,457	18.4%	3,974	20.65	17.7%
Morrison & Foerster LLP	Legal Services	9/30/2013	N/A	N/A	138,776	13.3%	3,955	28.50	17.7%
Total/Weighted Average					743,912	71.2%	$15,766	$21.19	70.4%

The following table sets forth the lease expirations for leases in place at Gas Company Tower as of December 31, 2012, plus available space, for each of the ten full calendar years beginning in 2013. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of December 31, 2012, the weighted average remaining lease term for this property was 8.0 years.

Year	Number of Leases Expiring	Square Feet	Percentage of Square Feet	Annualized Rent	Percentage of Annualized Rent	Current Rent per Square Foot(1)	Rent per Square Foot at Expiration(2)
Available		325,627	23.8%
2013	4	199,925	14.6%	$5,247,994	23.4%	$26.25	$26.34
2014	4	127,660	9.3%	2,278,369	10.2%	17.85	18.14
2015	2	6,249	0.5%	156,722	0.7%	25.08	26.72
2016	2	40,263	2.9%	1,092,703	4.9%	27.14	30.53
2017	2	35,077	2.6%	726,781	3.2%	20.72	24.24
2018	1	24,908	1.8%	669,382	3.0%	26.87	32.66
2019	1	62,018	4.5%	1,667,919	7.5%	26.89	34.25
2020	—	—	—%	—	—%	—	—
2021	—	—	—%	—	—%	—	—
2022	—	—	—%	—	—%	—	—
Thereafter	2	548,095	40.0%	10,540,977	47.1%	19.23	27.05
	18	1,369,822	100.0%	$22,380,847	100.0%	$21.43	$26.42

(1)	Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)	Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

The following table sets forth the percent leased, annualized rent and annualized rent per leased square foot for Gas Company Tower as of the dates indicated below:

	Percent Leased	Annualized Rent	Annualized Rent per Leased Square Foot
December 31, 2012	76.2%	$22,380,847	$21.43
December 31, 2011	78.2%	22,339,718	20.86
December 31, 2010	94.6%	34,714,332	27.21
December 31, 2009	92.5%	35,175,467	28.74
December 31, 2008	92.1%	33,946,252	27.86

Other than normally recurring capital expenditures, we have no specific immediate plans with respect to major renovations or a redevelopment of Gas Company Tower.

As of December 31, 2012, Gas Company Tower is encumbered with mortgage debt as set forth in the following table (in thousands, except percentage amount):

	Interest Rate	Contractual Maturity Date	Principal Amount	Annual Debt Service
Fixed-Rate Debt
Gas Company Tower	5.10%	8/11/2016	$458,000	$23,692

The current real estate tax rate for Gas Company Tower is 1.26555%. The total annual tax for Gas Company Tower at this rate for the 2012 tax year is $4,399,649, which includes $370,577 related to direct assessments imposed on Gas Company Tower for the 2012 tax year.

Wells Fargo Center

Wells Fargo Center consists of two Class A office properties, Wells Fargo Tower and KPMG Tower, located in the Bunker Hill district of the LACBD. Developed in 1982 by the Maguire Organization and designed by Skidmore, Owings & Merrill, Wells Fargo Center has won numerous architectural awards, multiple BOMA awards and is LEED Gold certified. The centerpiece of Wells Fargo Center is a three-story, glass-enclosed atrium. The atrium links the two towers and showcases a significant sculpture collection, as well as an extensive array of restaurants and specialty shops.

Wells Fargo Tower

Wells Fargo Tower, located at 333 South Grand Avenue, Los Angeles County, California, stands 55 stories with 1,415,971 net rentable square feet of office, retail and storage space. Wells Fargo Tower’s tenants have access to 400,004 square feet of on-site parking. As of December 31, 2012, Wells Fargo Tower was 88.5% leased. MPG is the fee simple owner of Wells Fargo Tower.

Wells Fargo Tower possesses a roster of 50 tenants operating in various businesses, including financial and legal services. The following table summarizes information regarding tenants occupying 10% or more of the rentable square footage at Wells Fargo Tower as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Date of Early Termination Option	Total Leased Square Feet		Percentage of Property Rentable Square Feet	Annualized Rent (in thousands)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
Wells Fargo Bank	Finance	2013	N/A	N/A	55,635	(1)	4.4%	$1,358	$24.42	4.7%
		11/30/2016	N/A	N/A	8,313		0.7%	199	23.92	0.7%
		6/30/2023	3 × 5 yrs	N/A	253,490		20.2%	4,816	19.00	16.7%
Gibson, Dunn & Crutcher LLP	Legal Services	11/28/2017	2 × 5 yrs	N/A	268,268		21.4%	6,518	24.30	22.6%
Oaktree Capital Management LP	Investment Management	3/31/2017	2 × 5 yrs or 1 x 10 yrs	N/A	156,235		12.5%	3,225	20.64	11.2%
Total/Weighted Average					741,941		59.2%	$16,116	$21.72	55.9%

(1)	Wells Fargo Bank subleases 19,975 square feet to third parties.

The following table sets forth the lease expirations for leases in place at Wells Fargo Tower as of December 31, 2012, plus available space, for each of the ten full calendar years beginning in 2013. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of December 31, 2012, the weighted average remaining lease term for this property was 5.3 years.

Year	Number of Leases Expiring	Square Feet	Percentage of Square Feet	Annualized Rent	Percentage of Annualized Rent	Current Rent per Square Foot(1)	Rent per Square Foot at Expiration(2)
Available		162,716	11.5%
2013	19	174,694	12.3%	$4,191,055	14.5%	$23.99	$23.69
2014	7	48,162	3.4%	1,197,624	4.2%	24.87	25.73
2015	10	89,586	6.3%	2,046,893	7.1%	22.85	24.63
2016	3	10,724	0.8%	301,607	1.0%	28.12	31.47
2017	9	578,124	40.8%	13,886,042	48.2%	24.02	24.13
2018	1	5,975	0.4%	141,906	0.5%	23.75	26.76
2019	2	2,944	0.2%	163,487	0.6%	55.53	66.08
2020	2	26,418	1.9%	618,930	2.1%	23.43	31.80
2021	1	52,232	3.7%	1,197,157	4.1%	22.92	27.84
2022	1	998	0.1%	47,904	0.2%	48.00	68.34
Thereafter	5	263,398	18.6%	5,033,708	17.5%	19.11	29.73
	60	1,415,971	100.0%	$28,826,313	100.0%	$23.00	$25.87

(1)	Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)	Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

The following table sets forth the percent leased, annualized rent and annualized rent per leased square foot for Wells Fargo Tower as of the dates indicated below:

	Percent Leased	Annualized Rent	Annualized Rent per Leased Square Foot
December 31, 2012	88.5%	$28,826,313	$23.00
December 31, 2011	91.4%	28,777,857	22.45
December 31, 2010	94.3%	29,880,268	22.62
December 31, 2009	94.5%	28,974,481	21.95
December 31, 2008	93.9%	28,035,636	21.38

Other than normally recurring capital expenditures, we have no specific immediate plans with respect to major renovations or a redevelopment of Wells Fargo Tower.

As of December 31, 2012, Wells Fargo Tower is encumbered with mortgage debt as set forth in the following table (in thousands, except percentage amount):

	Interest Rate	Contractual Maturity Date	Principal Amount	Annual Debt Service
Fixed-Rate Debt
Wells Fargo Tower	5.70%	4/6/2017	$550,000	$31,769

The current real estate tax rate for Wells Fargo Tower is 1.26555%. The total annual tax for Wells Fargo Tower at this rate for the 2012 tax year is $4,461,934, which includes $232,914 related to direct assessments imposed on Wells Fargo Tower for the 2012 tax year.

KPMG Tower

KPMG Tower, located at 355 South Grand Avenue, Los Angeles County, California, stands 45 stories with 1,154,306 net rentable square feet of office and storage space. KPMG Tower’s tenants have access to 267,507 square feet of on-site parking in addition to off-site parking at the X-2 garage approximately three blocks away. As of December 31, 2012, KPMG Tower was 93.7 % leased. MPG is the fee simple owner of KPMG Tower.

KPMG Tower possesses a roster of 22 tenants operating in various businesses, including legal and professional services. The following table summarizes information regarding tenants occupying 10% or more of the rentable square footage at KPMG Tower as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Date of Early Termination Option	Total Leased Square Feet		Percentage of Property Rentable Square Feet	Annualized Rent (in thousands)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
Latham & Watkins LLP	Legal Services	8/31/2025	3 × 5 yrs	12/31/2020	300,097	(1)	27.7%	$8,411	$28.03	30.9%
KPMG LLP	Professional	6/30/2014	1 × 5 yrs	N/A	175,971	(2)	16.3%	4,483	25.47	16.5%
Munger, Tolles & Olson LLP	Legal Services	2/28/2022	2 × 5 yrs	2/28/2017	165,019		15.2%	3,792	22.98	13.9%
Total/Weighted Average					641,087		59.2%	$16,686	$26.03	61.3%

(1)	Latham & Watkins LLP subleases 25,986 square feet to a third party.
(2)	KPMG LLP subleases 23,107 square feet to third parties.

The following table sets forth the lease expirations for leases in place at KPMG Tower as of December 31, 2012, plus available space, for each of the ten full calendar years beginning in 2013. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of December 31, 2012, the weighted average remaining lease term for this property was 7.4 years.

Year	Number of Leases Expiring	Square Feet	Percentage of Square Feet	Annualized Rent	Percentage of Annualized Rent	Current Rent per Square Foot(1)	Rent per Square Foot at Expiration(2)
Available		72,188	6.2%
2013	9	113,035	9.8%	$2,940,127	10.8%	$26.01	$26.49
2014	3	191,308	16.6%	4,876,978	17.9%	25.49	25.73
2015	3	3,550	0.3%	214,408	0.8%	60.40	64.64
2016	2	35,407	3.1%	831,758	3.1%	23.49	24.58
2017	2	30,220	2.6%	793,514	2.9%	26.26	31.66
2018	1	13,462	1.2%	308,011	1.1%	22.88	27.84
2019	2	15,857	1.4%	411,899	1.5%	25.98	32.86
2020	1	44,630	3.9%	981,860	3.6%	22.00	28.95
2021	2	88,209	7.6%	1,762,486	6.5%	19.98	30.87
2022	1	165,019	14.3%	3,792,314	13.9%	22.98	29.02
Thereafter	2	381,421	33.0%	10,323,223	37.9%	27.07	38.73
	28	1,154,306	100.0%	$27,236,578	100.0%	$25.17	$31.83

(1)	Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)	Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

The following table sets forth the percent leased, annualized rent and annualized rent per leased square foot for KPMG Tower as of the dates indicated below:

	Percent Leased	Annualized Rent	Annualized Rent per Leased Square Foot
December 31, 2012	93.7%	$27,236,578	$25.17
December 31, 2011	96.1%	27,594,735	24.89
December 31, 2010	94.3%	25,748,139	23.79
December 31, 2009	94.0%	24,721,196	23.00
December 31, 2008	92.5%	23,826,900	22.54

Other than normally recurring capital expenditures, we have no specific immediate plans with respect to major renovations or a redevelopment of KPMG Tower.

As of December 31, 2012, KPMG Tower is encumbered with mortgage debt as set forth in the following table (in thousands, except percentage amounts):

	Interest Rate	Contractual Maturity Date	Principal Amount	Annual Debt Service
Variable-Rate Debt
KPMG Tower A-Note(1)	3.21%	10/9/2013	$320,800	$10,441
KPMG Tower B-Note(2)	5.31%	10/9/2013	44,200	2,380

(1)	This loan bears interest at LIBOR plus 3.00%.
(2)	This loan bears interest at LIBOR plus 5.10%.

The current real estate tax rate for KPMG Tower is 1.26555%. The total annual tax for KPMG Tower at this rate for the 2012 tax year is $3,463,161, which includes $191,435 related to direct assessments imposed on KPMG Tower for the 2012 tax year.

777 Tower

777 Tower, located at 777 South Figueroa Street, Los Angeles County, California, is a 52-story office tower with 1,017,268 net rentable square feet of office and storage space. 777 Tower’s tenants have access to 104,599 square feet of on-site parking in addition to off-site parking at an adjacent garage. 777 Tower features a distinctive sculpted white metal and glass exterior and a three-story Italian marble lobby and is LEED Gold certified. As of December 31, 2012, 777 Tower was 80.6% leased. MPG is the fee simple owner of 777 Tower.

777 Tower possesses a roster of 32 tenants operating in various businesses, including finance services. The following table summarizes information regarding tenants occupying 10% or more of the rentable square footage at 777 Tower as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Date of Early Termination Option	Total Leased Square Feet		Percentage of Property Rentable Square Feet	Annualized Rent (in thousands)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
Marsh USA	Insurance	4/30/2018	2 × 5 yrs	4/30/2015	210,722	(1)	25.7%	$4,320	$20.50	23.8%
American Home Assurance	Insurance	8/31/2013	N/A	N/A	112,042	(2)	13.7%	2,280	20.35	12.5%
Total/Weighted Average					322,764		39.4%	$6,600	$20.45	36.3%

(1)	Marsh USA, Inc. subleases 63,105 square feet to a third party.
(2)	American Home Assurance subleases 1,993 square feet to a third party.

The following table sets forth the lease expirations for leases in place at 777 Tower as of December 31, 2012, plus available space, for each of the ten full calendar years beginning in 2013. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of December 31, 2012, the weighted average remaining lease term for this property was 4.6 years.

Year	Number of Leases Expiring	Square Feet	Percentage of Square Feet	Annualized Rent	Percentage of Annualized Rent	Current Rent per Square Foot(1)	Rent per Square Foot at Expiration(2)
Available		197,411	19.4%
2013	5	145,000	14.3%	$3,214,978	17.7%	$22.17	$22.45
2014	4	28,593	2.8%	669,106	3.7%	23.40	24.33
2015	5	54,294	5.3%	1,275,440	7.0%	23.49	24.25
2016	3	41,921	4.1%	961,886	5.3%	22.95	25.50
2017	6	119,994	11.8%	2,788,701	15.3%	23.24	25.66
2018	5	234,944	23.1%	4,888,039	26.9%	20.81	24.09
2019	1	59,907	5.9%	1,317,954	7.2%	22.00	28.95
2020	1	34,722	3.4%	826,384	4.5%	23.80	31.31
2021	2	56,150	5.5%	1,271,826	7.0%	22.65	30.99
2022	—	—	—%	—	—%	—	—
Thereafter	1	44,332	4.4%	975,304	5.4%	22.00	29.97
	33	1,017,268	100.0%	$18,189,618	100.0%	$22.19	$25.57

(1)	Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)	Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

The following table sets forth the percent leased, annualized rent and annualized rent per leased square foot for 777 Tower as of the dates indicated below:

	Percent Leased	Annualized Rent	Annualized Rent per Leased Square Foot
December 31, 2012	80.6%	$18,189,618	$22.19
December 31, 2011	82.2%	18,349,616	21.97
December 31, 2010	79.6%	17,802,586	22.03
December 31, 2009	92.0%	19,910,852	21.40
December 31, 2008	91.9%	19,139,555	20.61

Other than normally recurring capital expenditures, we have no specific immediate plans with respect to major renovations or a redevelopment of 777 Tower.

Our 777 Tower mortgage loan matures on November 1, 2013. We do not have a commitment from the lender to extend the maturity date of this loan. This loan may require a paydown upon extension or refinancing (depending on market conditions), funding of additional reserve amounts, or both. We may use cash on hand, including the expected net proceeds from the sale of US Bank Tower, to make any such payments. If we are unable or unwilling to use cash on hand to make such payments, we may face challenges in repaying, extending or refinancing this loan on favorable terms or at all, and we may be forced to give back the asset to the lender.

As of December 31, 2012, 777 Tower is encumbered with mortgage debt as set forth in the following table (in thousands, except percentage amount):

	Interest Rate	Contractual Maturity Date	Principal Amount	Annual Debt Service
Fixed-Rate Debt
777 Tower	5.84%	11/1/2013	$273,000	$16,176

The current real estate tax rate for 777 Tower is 1.26555%. The total annual tax for 777 Tower at this rate for the 2012 tax year is $3,599,826, which includes $158,981 related to direct assessments imposed on 777 Tower for the 2012 tax year.

Bank of America Plaza

Bank of America Plaza, located at 333 South Hope Street, Los Angeles County, California is a 55-story office tower with 1,421,711 net rentable square feet, and 343,000 square feet for parking. Bank of America Plaza was completed in 1974 and is situated on a 4.21-acre site that features a unique formal garden with over 200 trees and three 24-foot waterfalls. Near the building’s main entrance is the 42-foot-high “Four Arches” sculpture by Alexander Calder. As of December 31, 2012, Bank of America Plaza was 93.4% leased. 333 South Hope is the fee simple owner of Bank of America Plaza.

Bank of America Plaza possesses a roster of 30 tenants operating in various businesses, including legal services and insurance. The following table summarizes information regarding tenants occupying 10% or more of the rentable square footage at Bank of America Plaza as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Date of Early Termination Option	Total Leased Square Feet	Percentage of Property Rentable Square Feet	Annualized Rent (in thousands)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
The Capital Group	Financial Services	02/28/18	1 × 5-yrs	n/a	323,307	22.74%	$7,702	$23.82	26.59%
Sheppard Mullin	Legal Services	12/31/24	2 × 5-yrs	n/a	182,010	12.80%	3,992	21.93	13.78%
Bank of America	Banking	06/30/22	2 × 5-yrs	n/a	165,243	11.62%	3,745	22.67	12.93%
Total/Weighted Average					670,560	47.16%	$15,439	$23.08	53.30%

(1)	Sheppard, Mullin, Richter & Hamilton has a two time right to terminate one floor on 12/31/14 and 12/31/19
(2)	Bank of America has the one-time right to terminate one floor on 05/19/19

The following table sets forth the lease expirations for leases in place at Bank of America Plaza as of December 31, 2012, plus available space, for each of the ten full calendar years beginning in 2013. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of December 31, 2012, the weighted average remaining lease term for this property was 7.0 years.

Year	Number of Leases Expiring	Square Feet	Percentage of Square Feet	Annualized Rent	Percentage of Annualized Rent	Current Rent per Square Foot(1)	Rent per Square Foot at Expiration(2)
Available		93,250	6.56%
2013	3	18,089	1.27%	$106,906	0.37%	$5.91	$5.91
2014	4	108,861	7.66%	2,363,372	8.16%	21.71	21.87
2015	—	—	—%	—	—%	—	—
2016	2	17,549	1.23%	205,323	0.71%	11.70	14.39
2017	3	39,016	2.74%	915,706	3.16%	23.47	27.33
2018	6	429,595	30.21%	9,309,324	32.15%	21.67	23.92
2019	4	130,590	9.18%	3,400,564	11.74%	26.04	32.89
2020	2	115,465	8.12%	2,805,800	9.69%	24.30	28.82
2021	2	40,938	2.88%	394,233	1.36%	9.63	13.25
2022	2	166,158	11.68%	3,761,817	12.99%	22.64	31.31
Thereafter	2	262,200	18.44%	5,697,606	19.67%	21.73	28.60
	30	1,421,711	100.0%	$28,960,651	100.0%	$21.80	$26.31

(1)	Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)	Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

The following table sets forth the percent leased, annualized rent and annualized rent per leased square foot for Bank of America Plaza as of the dates indicated below:

	Percent Leased	Annualized Rent	Annualized Rent per Leased Square Foot
December 31, 2012	93.40%	$28,961,111	$21.80
December 31, 2011	95.70%	29,342,723	21.56
December 31, 2010	95.30%	28,057,363	20.71
December 31, 2009	94.80%	27,539,863	20.43
December 31, 2008	96.00%	26,570,673	19.47

Other than normally recurring capital expenditures, 333 South Hope has no specific immediate plans with respect to major renovations or a redevelopment of Bank of America Plaza.

As of December 31, 2012, Bank of America Plaza is encumbered with mortgage debt as set forth in the following table (in thousands, except percentage amount):

	Interest Rate	Contractual Maturity Date	Principal Amount	Annual Debt Service
Fixed-Rate Debt
Bank of America Plaza	5.31%	9/1/2014	$220,000	$16,145

The current real estate tax rate for Bank of America Plaza is 1.266%. The total annual tax for Bank of America Plaza at this rate for the 2012 tax year is $6,098,852, which includes $218,704 related to direct assessments imposed on Bank of America Plaza for the 2012 tax year.

Ernst & Young Plaza

Ernst & Young Plaza is the combination of the Ernst & Young Tower office space and the Fig at 7th retail space. Ernst & Young Plaza, located at 725 South Figueroa Street, Los Angeles County, California, is a 41-story granite and glass tower combined with an urban retail center, situated in the Los Angeles central business district with 1,244,589 net rentable square feet, and 391,000 square feet for parking. Ernst & Young Tower was built in 1985 and designed by Skidmore, Owings and Merrill. Ernst & Young Tower is situated on approximately four acres above the adjacent park-like plaza area of FIG at 7th, a tri-level open air retail center. As of December 31, 2012, Ernst & Young Plaza was 78.2% leased. EYP Realty is the fee simple owner of Ernst & Young Plaza.

Ernst & Young Plaza possesses a roster of 61 tenants operating in various businesses, including legal services and insurance. The following table summarizes information regarding tenants occupying 10% or more of the rentable square footage at Ernst & Young Plaza as of December 31, 2012:

Tenant	Principal Nature of Business	Lease Expiration	Renewal Options	Date of Early Termination Option	Total Leased Square Feet	Percentage of Property Rentable Square Feet	Annualized Rent (in thousands)	Annualized Rent Per Leased Square Foot	Percentage of Property Annualized Rent
United States of America	Government	See Note (1)	n/a	06/26/14	122,700	9.86%	$3,120	$25.43	15.30%
Ernst & Young US LLP	Accounting Services	10/31/22	2 × 5-yrs	10/31/20	120,822	9.71%	2,614	21.63	12.81%
Total/Weighted Average					243,522	19.57%	$5,734	$23.54	28.11%

1)	United States of America has two different expiration dates. GSA Secret Service (92,820 sq. ft.) expires 06/26/15 and GSA Trustees (29,880 sq. ft.) expires 09/18/13.

The following table sets forth the lease expirations for leases in place at Ernst & Young Plaza as of December 31, 2012, plus available space, for each of the ten full calendar years beginning in 2013. Unless otherwise stated in the footnotes, the information set forth in the table assumes that tenants exercise no renewal options and no early termination options. As of December 31, 2012, the weighted average remaining lease term for this property was 7.2 years.

Year	Number of Leases Expiring	Square Feet	Percentage of Square Feet	Annualized Rent	Percentage of Annualized Rent	Current Rent per Square Foot(1)	Rent per Square Foot at Expiration(2)
Available		271,313	21.80%
2013	11	65,448	5.26%	$1,885,557	6.51%	$28.81	$28.84
2014	5	28,665	2.30%	640,949	2.21%	22.36	22.99
2015	5	172,621	13.87%	3,688,911	12.74%	21.37	21.73
2016	5	104,280	8.38%	2,335,872	8.07%	22.40	25.59
2017	7	78,456	6.30%	1,972,384	6.81%	25.14	28.21
2018	2	87,017	6.99%	2,014,444	6.96%	23.15	24.13
2019	4	48,843	3.92%	1,342,206	4.64%	27.48	34.73
2020	1	2,501	0.20%	51,996	0.18%	20.79	32.02
2021	2	2,664	0.21%	27,999	0.10%	10.51	10.51
2022	7	143,056	11.49%	3,245,941	11.21%	22.69	31.85
Thereafter	12	239,725	19.26%	3,190,740	11.02%	13.31	20.37
	61	1,244,589	100.0%	$20,396,999	100.0%	$20.96	$25.20

(1)	Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)	Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.

The following table sets forth the percent leased, annualized rent and annualized rent per leased square foot for Ernst & Young Plaza as of the dates indicated below:

	Percent Leased	Annualized Rent	Annualized Rent per Leased Square Foot
December 31, 2012	78.20%	$20,396,661	$20.96
December 31, 2011	71.20%	18,242,658	20.60
December 31, 2010	81.40%	20,293,103	20.03
December 31, 2009	73.10%	19,242,588	21.15
December 31, 2008	84.00%	18,660,362	17.84

Other than normally recurring capital expenditures, EYP Realty has no specific immediate plans with respect to major renovations or a redevelopment of Ernst & Young Plaza.

As of December 31, 2012, Ernst & Young Plaza is encumbered with mortgage debt as set forth in the following table (in thousands, except percentage amount):

	Interest Rate	Contractual Maturity Date	Principal Amount	Annual Debt Service
Fixed-Rate Debt
Ernst & Young Plaza	5.07%	2/1/2014	$102,000	$7,790

The current real estate tax rate for Ernst & Young Plaza is 1.266%. The total annual tax for Ernst & Young Plaza at this rate for the 2012 tax year is $3,372,585, which includes $220,126 related to direct assessments imposed on Ernst & Young Plaza for the 2012 tax year.

Expiring Leases.  The following table sets forth a summary of leases that are set to expire in 2013:

Property	Number of Leases	Square Feet	Rent per Sq ft at Expiration	Current Market Rent
Gas Company Tower	4	199,925	$26.25	$22.00
Wells Fargo Tower	19	174,694	23.69	25.00
KPMG Tower	9	113,035	26.49	23.75
777 Tower	5	145,000	22.45	21.00
Bank of America Plaza	3	18,089	5.91	6.00
Ernst & Young Plaza	11	65,448	28.84	22.75
Total/Average	51	716,191	24.62	22.47

As evidenced above, expiring rents in 2013 exceed current market rents on a weighted average basis by $2.15 per square foot. The Company expects to replace the decrease in revenue inherent in this rent differential by improving occupancy levels in the portfolio.

Depreciation.  The following table sets forth for each property that comprised 10% or more of each of MPG’s, EYP Realty’s and 333 South Hope’s total consolidated assets as of December 31, 2012, as applicable, or that had gross revenues that amounted to 10% or more of each of MPG’s, EYP Realty’s and 333 South Hope’s consolidated gross revenues for the year end December 31, 2012, as applicable, and component thereof upon which depreciation is taken, the (i) federal tax basis, (ii) depreciation rate, (iii) method, and (iv) life claimed with respect to such property or component thereof for purposes of depreciation.

Property	Federal Tax Basis	Depreciation Rate	Method(1)	Life Claimed (in years)(1)
Gas Company Tower	$395,091,386	Various	MACRS, SL	7, 31.5, 39, 40
777 Tower	326,243,518	Various	MACRS, SL	5, 7, 15, 39
Wells Fargo Tower	279,121,677	Various	MACRS, SL	5, 7, 39
KPMG Tower	110,866,685	Various	MACRS, SL	7, 39
Bank of America Plaza	495,432,985	Various	MACRS, SL	5, 7, 15, 39

Property	Federal Tax Basis	Depreciation Rate	Method(1)	Life Claimed (in years)(1)
Ernst & Young Plaza	284,544,766	Various	MACRS, SL	5, 7, 15, 39

(1)	Depreciation method and life claimed for the properties above are determined by reference to the IRS-mandated method of depreciating assets placed into service after 1986, known as Modified Accelerated Cost Recovery System (MACRS).

Insurance.  In the opinion of the management of the Company, currently and following the consummation of the Mergers, the properties described in this Section are adequately covered by insurance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR MPG

Exhibit 99.2 Restated 2012 Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations to MPG’s Form 8-K filed with the SEC on June 12, 2013 is incorporated herein by reference. See the section “Where You Can Find More Information” on page 166.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR 333 SOUTH HOPE

The following discussion regarding the assets held by 333 South Hope should be read in conjunction with the consolidated financial statements of 333 South Hope for the year ended December 31, 2012 and the period ended March 31, 2013 and the related notes, which are filed as Exhibits 99.1 and 99.2, respectively, to the Registration Statement of which this prospectus forms a part.

Overview and Background

Bank of America Plaza is a 1,421,711 square-foot office and retail building. Bank of America Plaza is located in Los Angeles, California. The property is primarily leased to a variety of legal, financial and other professional service firms.

Bank of America Plaza is owned by 333 South Hope Co. LLC, which is a wholly owned subsidiary of TRZ Holding IV, LLC (“TRZ”). 333 South Hope is an indirect subsidiary of BPO. The property is located in the LACBD.

Liquidity and Capital Resources

General

The 333 South Hope’s business requires continued access to adequate cash to fund its liquidity needs. Over the last several years, it has maintained its liquidity position through property operations.

Sources and Uses of Liquidity

333 South Hope’s potential liquidity sources and uses are, among others, as follows:

Sources	Uses
• Cash and cash equivalents;	• Additions to real estate
• Cash flows from operating activities;	• Repayment of mortgage and distributions
• Contributions

Cash and cash equivalents —

333 South Hope’s cash position as of March 31, 2013 and December 31, 2012 is $0.7 million and $3.8 million, respectively.

Contributions.  Net contributions for the period ended March 31, 2013 and the year December 31, 2012 were $0. To the extent in the future Bank of America Plaza would require additional cash liquidity such amount would be provided by TRZ.

Cash flows from operating activities —

The 333 South Hope cash flows from operation activities is primarily dependent upon (1) the occupancy level of its portfolio, (2) the rental rates achieved on its leases and (3) the collectability of rent and other amounts billed to its tenants. Net cash provided by operating activities is tied to its level of operating expenses and other general and administrative costs, described below under the section “— Potential Uses of Liquidity.”

Occupancy for Bank of America Plaza at March 31, 2013 and December 31, 2012 is 93.8% and 93.4%, respectively.

Rental rates.  Average asking rental rates in the LACBD were essentially flat during 2012 and the first quarter of 2013. 333 South Hope believes that on average, its in-place rents are generally close to current market in the LACBD.

Collectability of rent from our tenants.  333 South Hope’s rental revenue depends on collecting rent from tenants, and in particular from its major tenants. In the event of tenant defaults, 333 South Hope may experience delays in enforcing our rights as landlord and may incur substantial costs in pursuing legal possession of the tenant’s space and recovery of any amounts due to it from the tenant. This is particularly true in the case of the bankruptcy or insolvency of a major tenant or where the Federal Deposit Insurance Corporation is acting as receiver.

Potential Uses of Liquidity —

The following are the projected uses, and some of the potential uses, of 333 South Hope’s cash in the near term.

Property Operations —

333 South Hope expects to maintain liquidity through property operations.

Additions to rental property —

Capital expenditures fluctuate in any given period, subject to the nature, extent and timing of improvements required to maintain 333 South Hope’s properties. Leasing costs also fluctuate in any given period, depending upon such factors as the type of property, the length of the lease, the type of lease, the involvement of external leasing agents and overall market conditions. 333 South Hope’s costs for capital expenditures and leasing fall into two categories: (1) amounts that it is contractually obligated to spend and (2) discretionary amounts.

Repayments of mortgage payable —

Principal amortization payments totaled $1.1 million for the period ended March 31, 2013 and $4.2 million during the year ended December 31, 2012.

Distributions —

Net distributions for the period ended March 31, 2013 were $2.8 million and for the year ended December 31, 2012 were $5.7 million.

Income Taxes —

333 South Hope is not subject to federal, state and local income taxes; accordingly, 333 South Hope makes no provision for income taxes in its financial statements. 333 South Hope’s taxable income or loss, which is different than financial statement income or loss, is reportable by the member.

333 South Hope recognizes tax benefits from uncertain tax positions when it is more-likely-than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold. 333 South Hope had no unrecognized tax benefits at the beginning or end of 2012. 333 South Hope does not expect its unrecognized tax benefits balance to change in the next 12 months. 333 South Hope’s 2009, 2010 and 2011 tax years remain open due to the statute of limitations and may be subject to examination by federal, state and local tax authorities.

Mortgage payable

In August 2004, 333 South Hope entered into two non-recourse loan agreements in an aggregate amount of $242 million consisting of a $192 million loan from Morgan Stanley Mortgage Capital Inc., which bears a fixed interest rate of 5.0626%, and a $50 million loan from Metropolitan Life Insurance Company, which bears a fixed interest rate of 6.26%. The loans mature on September 7, 2014.

333 South Hope was required to make monthly payments of interest through September 2006. Beginning in October 2006, 333 South Hope is required to make monthly payments of principal and interest of $1.345 million. The loans are cross-collateralized by Bank of America Plaza and cross-defaulted. 333 South Hope amortizes debt discount over the remaining debt term utilizing the effective interest method. Debt discount of $130,277 and $518,534 million has been amortized into interest expense during the period ended March 31, 2013 and the year ended December 31, 2012, respectively. Pursuant to the mortgage loan agreement, the property is subject to a Debt Service Coverage Ratio (DSCR) test on a quarterly basis. 333 South Hope believes it is in compliance with its DSCR obligations as well as all loan covenants contained in its loan agreement.

Principal repayments of the mortgage payable for the next two years are as follows (in millions):

	March 31, 2013	December 31, 2012
Period ending
2013	3,331	4,464
2014	214,512	214,512
Total principal repayment	217,843	218,976
Less: unamortized debt discount	(783)	(913)
	217,060	218,063

Results of Operations

Consolidated Statements of Operations Information
(In millions, except percentage amounts)

	For the Period Ended
	3/31/2013	3/31/2012	Increase/ (Decrease)	% Change
Revenue
Rental Income	$7.7	$8.2	$(0.5)	(6)%
Operating expense recoveries	4.3	4.5	(0.2)	(4)%
Parking income	2.0	1.7	0.3	18%
Other Income	0.6	0.4	0.2	50%
	14.6	14.8	(0.2)	(1)%
Expenses
Real estate taxes	1.3	1.3	—	—%
Cleaning	0.6	0.6	—	—%
Utilities	0.9	0.5	0.4	80%
Repairs and maintenance	0.9	0.8	0.1	13%
Elevators	0.2	0.1	0.1	100%
Security and fire	0.5	0.5	—	—%
Building management	0.4	0.4	—	—%
Insurance	0.8	0.8	—	—%
Parking and garage	0.2	0.2	—	—%
Management fees	0.4	0.5	(0.1)	(20)%
Depreciation and amortization	3.8	4.2	(0.4)	(10)%
Other	0.1	—	0.1	100%
	10.1	9.9	0.2	2%
Net operating income	4.5	4.9	(0.4)	(8)%
Other (expense) and income:
Interest expense	(3.0)	(3.1)	0.1	(3)%
Net Income	$1.5	$1.8	$(0.3)	(17)%

Net Income and operating activities remained steady period over period. Occupancy levels of the property were 93.8% at March 31, 2013 and 95.6% at March 31, 2012. The reduction in occupancy did produce a slight decrease in rental income.

Cash Flow

	For the Period Ended March 31,
	2013	2012	Increase/ (Decrease)
Net cash provided by operating activities	$1,519	$1,070	$449
Net cash used in investing activities	(644)	(898)	254
Net cash used in financing activities	(4,021)	(3,225)	(796)

Consolidated Statements of Operations Information
(In millions, except percentage amounts)

	For the Year Ended
	12/31/2012	12/31/2011	Increase/ (Decrease)	% Change
Revenue
Rental Income	$31.9	$32.2	$(0.3)	(1)%
Operating expense recoveries	17.6	17.9	(0.3)	(2)%
Parking income	7.4	7.0	0.4	6%
Other Income	2.4	2.8	(0.4)	(14)%
	59.3	59.9	(0.6)	(1)%
Expenses
Real estate taxes	5.6	5.1	0.5	10%
Cleaning	2.3	2.3	—	0%
Utilities	3.9	4.0	(0.1)	(3)%
Repairs and maintenance	3.2	3.3	(0.1)	(3)%
Elevators	0.6	0.6	—	0%
Security and fire	1.9	1.9	—	0%
Building management	1.7	1.5	0.2	13%
Insurance	3.2	3.0	0.2	7%
Parking and garage	0.7	0.6	0.1	17%
Management fees	1.7	1.8	(0.1)	(6)%
Depreciation and amortization	16.2	17.6	(1.4)	(8)%
Other	0.4	0.6	(0.2)	(33)%
	41.4	42.3	(0.9)	(2)%
Net operating income	17.9	17.6	0.3	2%
Other (expense) and income:
Interest income	—	—	—	—%
Interest expense	(12.4)	(12.6)	0.2	(2)%
Net Income	5.5	5.0	0.5	10%

Net Income and operating activities remained steady period over period. Occupancy levels of the property were 95.7% at December 31, 2011 and 93.8% at December 31, 2012. During 2012 new and renewal leasing totaled 164,000 square feet and expiries aggregated 217,850 square feet.

Cash Flow

The following summary discussion of 333 South Hope’s cash flow is not meant to be an all — inclusive discussion of the changes in its cash flow for the periods presented below (in thousands):

	For the Year Ended December 31,
	2012	2011	Increase/ (Decrease)
Net cash provided by operating activies	$13,451	$17,379	(3,927)
Net cash used in investing activites	(5,284)	(3,548)	(1,735)
Net cash used in financing activites	(9,939)	(15,027)	5,088

Consolidated Statements of Operations Information
(In millions, except percentage amounts)

	For the Year Ended
	12/31/2011	12/31/2010	Increase/ (Decrease)	% Change
Revenue
Rental Income	$32.2	$34.4	$(2.2)	(7)%
Operating expense recoveries	17.9	18.3	(0.4)	0%
Parking income	7.0	6.6	0.4	0%
Other Income	2.8	2.8	—	0%
	59.9	62.1	(2.2)	(4)%
Expenses
Real estate taxes	5.1	5.2	(0.1)	(2)%
Cleaning	2.3	2.3	—	—%
Utilities	4.0	4.0	—	—%
Repairs and maintenance	3.3	3.2	0.1	3%
Elevators	0.6	0.7	(0.1)	(14)%
Security and fire	1.9	1.8	0.1	5%
Building management	1.5	1.4	0.1	6%
Insurance	3.0	3.3	(0.3)	(10)%
Parking and garage	0.6	0.6	—	—%
Management fees	1.8	1.8	—	—%
Depreciation and amortization	17.6	16.6	1.0	6%
Other	0.6	0.2	0.4	200%
	42.3	41.1	1.2	(2)%
Net operating income	17.6	21.0	(3.4)	2%
Other (expense) and income:
Interest income	—	—	—	—%
Interest expense	(12.6)	(12.8)	(0.2)	(2)%
Net Income	$5.0	$8.2	$3.2	(39)%

Occupancy levels of the property were 95.3% at December 31, 2010 and 95.7% at December 31, 2011. During 2011 new and renewal leasing totaled 475,000 square feet, and expires aggregated 468,000 square feet. Rent abatements provided for new leases in 2011 did result in a decrease in net operating income.

Cash Flow

The following summary discussion of 333 South Hope’s cash flow is not meant to be an all — inclusive discussion of the changes in its cash flow for the periods presented below (in thousands):

	For the Year Ended December 31,
	2011	2010	Increase/ (Decrease)
Net cash provided by operating activities	$17,379	$21,975	$(4,596)
Net cash used in investing activities	(3,548)	(5,584)	2,036
Net cash used in financing activities	(15,027)	(12,730)	(2,297)

Operating Activities

333 South Hope’s cash flow from operating activities is primarily dependent upon (1) the occupancy level of its portfolio, (2) the rental rates achieved on its leases, and (3) the collectability of rent and other amounts billed to its tenants and is also tied to its level of operating expenses and other general and administrative costs. Net cash provided by operating activities during the period ended March 31, 2013 totaled $1.5 million, compared to net cash provided by operating activities of $1 million during the period ended March 31, 2012. The increase is primarily attributed to rent abatements provided for new leases in 2012. Net cash provided by operating activities during 2012 totaled $13.4 million, compared to net cash provided by in operating activities of $17.3 million during 2011. The decrease is primarily attributed to rent abatements provided for new leases in 2012. Currently rent abatements are usually provided to tenants signing new leases in the LACBD.

Investing Activities

333 South Hope’s cash flow from investing activities is generally impacted by the amount of capital expenditures for its properties. Net cash used by investing activities totaled $0.6 million during the period March 31, 2013 compared to net cash used by investing activities of $0.9 million during the period ended March 31, 2012. Net cash used by investing activities totaled $5.4 million during 2012, compared to net cash used by investing activities of $3.5 million during 2011.

Financing Activities

333 South Hope’s cash flow from financing activities is generally impacted by its loan activity, less any dividends and distributions paid to its stockholders and noncontrolling common units of the operating partnership, if any. Net cash used in financing activities was $4 million during the period ended March 31, 2013, compared to net cash used in financing activates of $3 million during the period ended March 31, 2012. The decrease was due to a reduction in member distributions. Net cash used in financing activities was $9.9 million during 2012, compared to net cash used in financing activities of $15 million during 2011. The decrease was due to a reduction in member distributions.

Future Mortgage Payments (in millions) March 31, 2013:

	2013	2014
Principal payments on mortgage payable	$2,548	$214,512
Interest payments	8,704	8,546
	$11,252	$223,058

Future Mortgage Payments (in millions) December 31, 2012:

	2013	2014
Principal payments on mortgage payable	$4,464	$214,512
Interest payments	11,603	8,546
	$16,067	$223,058

The mortgage loan for the property matures in September 2014. 333 South Hope currently anticipates placing a new loan on the property in an amount not less than the maturing balance.

Related Party Transactions

333 South Hope has entered into an agreement with Brookfield Properties Management LLC (the “Management Entity”), an affiliate under common ownership, under which the Management Entity provides property management and various legal services. Under this agreement, management fees are calculated based upon 3.0% of rents collected (as defined). In addition, 333 South Hope reimburses the Management Entity for reasonable and necessary expenses incurred by it and any of its affiliates in providing assistance for Bank of America Plaza. Costs incurred and fees earned by the Management Entity for the period ended March 31, 2013 and for the year ended December 31, 2012, which are included in the accompanying statement of operations, are as follows (in thousands):

	March 31, 2013	December 31, 2012
Management fees	$376	$1,697
General, administrative and reimbursable expenses	135	633
Insurance	811	3,153
Leasing fees	370	228

At March 31, 2013 and December 31, 2012, a non-interest bearing receivable of $1,922,947 and $968,306, respectively, is due on demand from TRZ Holdings II, LLC, a company under common control. Insurance premiums are paid by Brookfield Properties Holdings LLC (“BPHI”), a related party. The cost is allocated to 333 South Hope which then fully reimburses BPHI.

Off-balance sheet arrangements

333 South Hope did not have any off-balance sheet arrangements at March 31, 2013 and December 31, 2012.

Commitments and contingencies

333 South Hope may be subject to pending legal proceedings and litigation incidental to its business. Management believes the maximum liability that may result from any adverse determination from these legal actions is covered by the amount of insurance available under 333 South Hope’s policy, and therefore, such legal action will not be material to 333 South Hope’s financial position or results of operations.

Contractual obligations

The following tables provide information with respect to 333 South Hope’s commitments under contractual obligations at December 31, 2012:

	2013	2014	2015	2016	2017	Thereafter
Principal Payments	$4,644	$214,512
Contractual Mortgage Interest Payments	11,603	8,546
Tenant Improvement Allowance Obligations	12,810
	$29,057	$223,058

Summary of critical accounting policies

a) Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with GAAP.

b) Real estate

Land is carried at cost. Building and improvements are recorded at historical cost and are being depreciated on a straight-line basis over the estimated useful life of the building which is 60 years with an estimated salvage value of 5%. Tenant improvements that are determined to be assets of 333 South Hope are recorded at cost; amortization is recorded to amortization expense on a straight-line basis over the term of the related lease.

c) Impairment

Real estate is reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of Bank of America Plaza into the foreseeable future on an undiscounted basis, to the carrying amount of the real estate. Such carrying amount would be adjusted to its fair value, if necessary, to reflect impairment in the value of the asset. 333 South Hope assesses fair value based on estimated cash flows projections that utilize appropriate discount and capitalization rates and available market information. Projections of future cash flows take into account the specific business plan for Bank of America Plaza and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The assessment as to whether our investment in real estate is impaired is highly subjective. The calculations involve management’s best estimate of the holding period, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods and capital requirements for each property. A change in any one of more of these factors could materially impact whether a property is impaired as of any given valuation date. Management of 333 South Hope believes no impairment of Bank of America Plaza existed at March 31, 2013 and December 31, 2012.

d) Revenue recognition

Rental income from leases providing for periodic increases in base rent is recognized on a straight-line basis over the non-cancellable term of the respective leases. Any amounts paid to a tenant for improvements owned or costs incurred by the tenant are treated as tenant inducements. Amortization of tenant inducements is recorded on a straight-line basis over the term of the related lease as a reduction of the rental revenues.

Differences between rental income and the contractual amounts due are recorded as deferred rent receivable. Recoveries of operating expenses and real estate taxes are recognized in the period the expenses are incurred. Other revenue consists of tenant sales and is recognized when earned.

e) Allowance for doubtful accounts

333 South Hope periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. 333 South Hope also evaluates the deferred rent receivable balance to consider if an allowance is necessary. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates. At March 31, 2013 and December 31, 2012, no allowance for doubtful accounts was necessary.

f) Accounting for conditional asset retirement obligations

333 South Hope has evaluated whether it has any conditional asset retirement obligations, which are a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, 333 South Hope would be required to recognize a liability for the fair value of conditional asset retirement obligation if the fair value can be reasonably estimated.

Bank of America Plaza contains asbestos and, although the asbestos is contained in accordance with current environmental regulations, 333 South Hope’s practice is to remediate the renovation or redevelopment of Bank of America Plaza. Accordingly, 333 South Hope has determined that this meets the criteria for recording an asset retirement obligation in the aggregate amount of $526,080 as of March 31, 2013 and $523,605 as of December 31, 2012, which is included in accounts payable in the financial statements.

Effects of Inflation

Substantially all of 333 South Hope’s office leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. 333 South Hope believes that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR EYP REALTY

The following discussion regarding the assets held by EYP Realty should be read in conjunction with the consolidated financial statements of EYP Realty for the year ended December 31, 2012 and the period ended March 31, 2013 and the related notes, which are filed as Exhibits 99.3 and 99.4, respectively, to the Registration Statement of which this prospectus forms a part.

Overview and Background

Ernst & Young Plaza is a 1,244,589 square-foot office and retail building. Ernst & Young Plaza is located at 725 Figueroa Street, Los Angeles, California. The property is primarily leased to a variety of financial and other service firms as well as retail stores and eateries. Ernst & Young Plaza is the combination of the Ernst & Young Tower office space and the Fig at 7th retail space.

Ernst & Young Plaza is owned by EYP Realty, which is an indirect wholly owned subsidiary of TRZ. The property is located in the LACBD.

Liquidity and Capital Resources

General

EYP Realty’s business requires continued access to adequate cash to fund its liquidity needs. Over the last several years, EYP Realty has maintained its liquidity position through property operations and contributions from TRZ.

Sources and Uses of Liquidity

EYP Realty’s potential liquidity sources and uses are, among others, as follows:

Sources	Uses
• Cash and cash equivalents;	• Additions to real estate
• Cash flows from operating activities;	• Repayment of mortgage
• Contributions

Cash and cash equivalents —

EYP Realty’s cash position as of March 31, 2013 and December 31, 2012 is $0.09 million and $1.9 million, respectively.

Contributions —

Contributions for the period ended March 31, 2013 and year ended December 31, 2012 were $0.6 million and $36.4 million, respectively. Contributions are made by TRZ and in 2012 were used primarily for the renovation of the retail component of Ernst & Young Plaza. To the extent in the future Ernst & Young Plaza would require additional cash liquidity such amount would be provided by TRZ.

Cash flows from operating activities —

EYP Realty’s cash flows from operation activities is primarily dependent upon (1) the occupancy level of its portfolio, (2) the rental rates achieved on its leases and (3) the collectability of rent and other amounts billed to its tenants. Net cash provided by operating activities is tied to its level of operating expenses and other general and administrative costs, described below under the section “— Potential Uses of Liquidity.”

Occupancy for Ernst & Young Plaza at March 31, 2013 and December 31, 2012 is 79.3% and 78.2%, respectively.

Rental rates.  Average asking rental rates in the LACBD were essentially flat during 2012 and the first quarter of 2013. EYP Realty believes that on average, its in-place rents are generally close to current market in the LACBD.

Collectability of rent from our tenants.  EYP Realty’s rental revenue depends on collecting rent from tenants, and in particular from its major tenants. In the event of tenant defaults, EYP Realty may experience delays in enforcing its rights as landlord and may incur substantial costs in pursuing legal possession of the tenant’s space and recovery of any amounts due to it from the tenant. This is particularly true in the case of the bankruptcy or insolvency of a major tenant or where the Federal Deposit Insurance Corporation is acting as receiver.

Potential Uses of Liquidity —

The following are the projected uses, and some of the potential uses, of EYP Realty’s cash in the near term.

Property Operations —

EYP Realty expects to maintain liquidity through property operations.

Additions to rental property —

Capital expenditures fluctuate in any given period, subject to the nature, extent and timing of improvements required to maintain EYP Realty’s properties. Leasing costs also fluctuate in any given period, depending upon such factors as the type of property, the length of the lease, the type of lease, the involvement of external leasing agents and overall market conditions. EYP Realty’s costs for capital expenditures and leasing fall into two categories: (1) amounts that it is contractually obligated to spend and (2) discretionary amounts.

Repayments of mortgage payable —

Principal amortization payments totaled $0.7 million for the period ended March 31, 2013 and $2.5 million during the year ended December 31, 2012.

Income Taxes —

EYP Realty is not subject to federal, state and local income taxes; accordingly, EYP Realty makes no provision for income taxes in its financial statements. EYP Realty’s taxable income or loss, which is different than financial statement income or loss, is reportable by the member.

EYP Realty recognizes tax benefits from uncertain tax positions when it is more-likely-than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold. EYP Realty had no unrecognized tax benefits at the beginning or end of 2012. EYP Realty does not expect its unrecognized tax benefits balance to change in the next 12 months. EYP Realty’s 2009, 2010 and 2011 tax years remain open due to the statute of limitations and may be subject to examination by federal, state and local tax authorities.

Mortgage payable

On January 28, 2004, EYP Realty refinanced the loan agreement with Eurohypo AG, New York Branch, the New York branch of a German banking corporation, as lender, for $120 million. The loan bears a fixed interest rate of 5.068% and is scheduled to mature on February 1, 2014. The loan requires monthly payments of principal and interest totaling $649,182 through the maturity date. The loan is collateralized by Ernst & Young Plaza. Pursuant to the mortgage loan agreement, the property is subject to a Debt Service Coverage Ratio (DSCR) test on a quarterly basis. EYP Realty believes it is in compliance with its DSCR obligations as well as all loan covenants contained in its loan agreement.

Principal repayments of the mortgage payable for the next two years, are as follows (in millions):

	March 31, 2013	December 31, 2012
Period ended
2013	$1,964	$2,626
2014	99,090	99,090
Total principal repayment	101,054	101,715
Less: unamortized debt discount	(79)	(100)
	$100,975	$101,614

	For the Period Ended
	3/31/13	3/31/12	Increase/ (Decrease)	% Change
Revenue
Rental Income	$5.4	$4.9	$0.5	10%
Operating expense recoveries	2.9	2.4	0.5	21%
Parking income	0.9	0.6	0.3	50%
Other Income	0.1	0.1	—	0%
	9.3	8.0	1.3	16%
Expenses
Real estate taxes	1.0	0.8	0.2	25%
Cleaning	0.5	0.4	0.1	25%
Utilities	0.5	0.5	—	0%
Repairs and maintenance	0.9	0.6	0.3	50%
Elevators	0.1	0.1	—	0%
Security and fire	0.6	0.5	0.1	20%
Building management	0.4	0.4	—	0%
Insurance	0.4	0.5	(0.1)	(20)%
Parking and garage	0.6	0.4	0.2	50%
Management fees	0.3	0.2	0.1	50%
Depreciation and amortization	3.3	3.0	0.3	10%
Other	0.4	0.1	0.3	300%
	9.0	7.5	1.5	20%
Net operating income	0.3	0.5	(0.2)	(40)%
Other (expense) and income:
Interest income	—	—	—	—%
Interest expense	(1.3)	(1.4)	0.1	(7)%
Net Income	$(1.0)	$(0.9)	$(0.1)	(11)%

Net income and operating activities remained steady period over period. Occupancy levels of the property were 71.5% at March 31, 2012 and 79.3% at March 31, 2013. Rent abatements provided to tenants in effect during the period ended March 31, 2013 plus increased operating expenses did produce a slight decrease in net operating income.

Cash Flow

The following summary discussion of EYP Realty cash flow is not meant to be an all — inclusive discussion of the changes in its cash flow for the periods presented below (in thousands):

	For the Period Ended March 31,
	2013	2012	Increase/ (Decrease)
Net cash provided by operating activities	$1,653	$559	1,094
Net cash used in investing activities	(3,999)	(10,383)	6,384
Net cash provided by financing activities	(50)	8,208	(8,258)

Results of Operations

Consolidated Statements of Operations Information
(In millions, except percentage amounts)

	12/31/2012	12/31/2011	Increase/ (Decrease)	% Change
Revenue
Rental Income	$19.9	$19.7	$0.2	1%
Operating expense recoveries	10.4	10.0	0.4	4%
Parking income	2.8	2.6	0.2	8%
Other Income	0.5	0.5	—	0%
	33.6	32.8	0.8	2%
Expenses
Real estate taxes	3.0	3.1	(0.1)	(3)%
Cleaning	2.0	1.9	0.1	5%
Utilities	2.6	2.7	(0.1)	(4)%
Repairs and maintenance	3.6	3.1	0.5	16%
Elevators	0.4	0.4	—	0%
Security and fire	1.8	1.9	(0.1)	(5)%
Building management	2.0	1.8	0.2	11%
Insurance	1.5	1.5	—	0%
Parking and garage	2.0	1.6	0.4	25%
Management fees	1.0	0.8	0.2	25%
Depreciation and amortization	12.8	13.1	(0.3)	(2)%
Other	0.8	1.1	(0.3)	(27)%
	33.5	33	0.5	2%
Net operating income	0.1	(0.2)	0.3	(150)%
Other (expense) and income:
Interest income	—	—	—	—%
Interest expense	(5.4)	(5.5)	0.1	(2)%
Net Income	$(5.3)	$(5.7)	$0.4	(7)%

Net income and operating activities remained steady period over period. Occupancy levels of the property were 71.2% at December 31, 2011 and 79.3% at December 31, 2012. During 2012, new and renewal leasing totaled 307,000 square feet and expires aggregated 219,000 square feet. Rent abatements given for new leases did reduce the net operating income earned from new leases.

Cash Flow

The following summary discussion of EYP Realty’s cash flow is not meant to be an all — inclusive discussion of the changes in its cash flow for the periods presented below (in thousands).

	For the Year Ended December 31,
	2012	2011	Increase/ (Decrease)
Net cash provided by operating activities	$1,707	$5,894	(4,187)
Net cash used in investing activities	(35,706)	(20,542)	(15,164)
Net cash provided by financing activities	33,965	15,350	18,615

Results of Operations

Consolidated Statements of Operations Information
(In millions, except percentage amounts)

	For the Year Ended
	12/31/2011	12/31/2010	Increase/ (Decrease)	% Change
Revenue
Rental Income	$19.7	$21.5	$(1.8)	(9.1)%
Operating expense recoveries	10.0	10.3	(0.3)	(3)%
Parking income	2.6	2.6	—	—%
Other Income	0.5	2.1	(1.6)	(320)%
	32.8	36.5	(3.7)	(11.2)%
Expenses
Real estate taxes	3.1	3.0	0.1	(3.2)%
Cleaning	1.9	2.0	(0.1)	5.3%
Utilities	2.7	3.0	(0.3)	(11.1)%
Repairs and maintenance	3.1	2.9	0.2	6%
Elevators	0.4	0.4	—	—%
Security and fire	1.9	1.6	0.3	15.8%
Building management	1.8	1.6	0.2	11.1%
Insurance	1.5	1.6	(0.1)	(6.7)%
Parking and garage	1.6	1.6	—	—%
Management fees	0.8	1.1	(0.3)	(37.5)%
Depreciation and amortization	13.1	14.4	(1.3)	(9.9)%
Other	1.1	1.1	—	—%
	33	34.3	(1.3)	(4)%
Net operating income	(0.2)	2.2	(2.4)	(1200)%
Other (expense) and income:
Interest income	—	—	—	—%
Interest expense	(5.5)	(5.6)	(0.1)	(2)%
Net Income	$(5.7)	$(3.4)	$(2.3)	(40)%

Net operating income decreased $2.4 million period over period primarily as a result of a decrease in the property’s occupancy. Occupancy levels for the property were 81.4% at December 31, 2010 and 71.2% at December 31, 2011. During 2011 new and renewal leasing totaled 99,000 square feet and expires aggregated 202,000 square feet.

Cash Flow

The following summary discussion of EYP Realty cash flow is not meant to be an all — inclusive discussion of the changes in its cash flow for the periods presented below (in thousands):

	For the Year Ended December 31,
	2011	2010	Increase/ (Decrease)
Net cash provided by operating activities	$5,894	$7,026	(1,132)
Net cash used in investing activities	(20,542)	(15,399)	(5,143)
Net cash provided by financing activities	15,350	9,592	(5,758)

Operating Activities

EYP Realty’s cash flow from operating activities is primarily dependent upon (1) the occupancy level of its portfolio, (2) the rental rates achieved on its leases, and (3) the collectability of rent and other amounts billed to its tenants and is also tied to our level of operating expenses and other general and administrative costs. Net cash provided by operating activities during the period ended March 31, 2013 totaled $1.7 million, compared to net cash provided by operating activities of $0.6 million during the period ended March 31, 2012. The increase is primarily attributed to increased occupancy levels. Net cash provided by operating activities during 2012 totaled $1.7 million, compared to net cash provided by in operating activities of $5.9 million during 2011. The decrease is primarily attributed to rent abatements provided for new leases in 2012. Currently rent abatements are usually provided to tenants signing new leases in the LACBD.

Investing Activities

EYP Realty’s cash flow from investing activities is generally impacted by the amount of capital expenditures for its properties. Net cash used by investing activities during the period ended March 31, 2013 totaled $3.4 million compared to $10.4 million during the period ended March 31, 2012. The decrease is primarily attributable to the completion of the property’s retail renovation project. Net cash used by investing activities totaled $35.7 million during 2012, compared to net cash used by investing activities of $20.5 million during 2011. The increase was primarily driven by a renovation of the property’s retail area. The retail portion of the property contains approximately 330,000 rentable square feet. In the first quarter of 2011, EYP Realty commenced an approximately $50 million renovation of the retail areas, which both modernized the retail premises and incurred the introduction of “Taste” a 500 seat indoor/outdoor dining destination. Major construction of the renovation was completed in the fourth quarter of 2012.

Financing Activities

EYP Realty’s cash flow from financing activities is generally impacted by its loan activity, less any dividends and distributions paid to its stockholders and noncontrolling common units of the operating partnership, if any. Net cash provided by financing activities was $0 during the period ended March 31, 2013 and $8 million during the period ended March 31, 2012. The decrease was due to a decrease in contributions required for the retail renovation project. Net cash provided by financing activities was $33.9 million during 2012, compared to net cash provided by financing activities of $15.3 million during 2011. The increase in cash provided by financing activities was due to increased contributions required for the retail renovation project.

Future Mortgage Payments (in millions) March 31, 2013:

	2013	2014
Principal payments on mortgage payable	$1,669	$99,090
Interest payments	4,010	865
	$5,679	$99,955

Future Mortgage Payments (in millions) December 31, 2012:

	2013	2014
Principal payments on mortgage payable	$2,626	$99,090
Interest payments	5,171	865
	$7,797	$99,955

Related Party Transactions

EYP Realty has entered into an agreement with the Management Entity, under which the Management Entity provides property management and various legal services. Under this agreement, management fees are calculated based upon 3.0% of rents collected (as defined). In addition, EYP Realty reimburses the Management Entity for reasonable and necessary expenses incurred by it and any of its affiliates in providing assistance for Ernst & Young Plaza. Costs incurred and fees earned by the Management Entity for the period ended March 31, 2013 and for the year ended December 31, 2012, which are included in the accompanying statement of operations, are as follows (in thousands):

	March 31, 2013	December 31, 2012
Management fees	$266	$972
General, administrative and reimbursable expenses	152	643
Insurance	396	1,510

At March 31, 2013 and December 31, 2012, a non-interest bearing receivable of $1,090,742 and $817,292, respectively, is due on demand from TRZ Holdings II, LLC, a company under common control. Insurance premiums are paid by Brookfield Properties Holdings LLC (“BPHI”), a related party. The cost is allocated to EYP Realty which then fully reimburses BPHI.

Off-balance sheet arrangements

EYP Realty did not have any off-balance sheet arrangements at March 31, 2013 and December 31, 2012.

Commitments and contingencies

EYP Realty may be subject to pending legal proceedings and litigation incidental to its business. Management believes the maximum liability that may result from any adverse determination from these legal actions is covered by the amount of insurance available under EYP Realty’s policy, and therefore, such legal action will not be material to EYP Realty’s financial position or results of operations.

Contractual obligations

The following tables provide information with respect to EYP Realty commitments under contractual obligations at December 31, 2012:

	2013	2014	2015	2016	2017	Thereafter
Principal Payments	$2,626	$99,090
Contractual Mortgage Interest Payments	5,171	865
Tenant Improvement Allowance Obligations	9,713
	$20,603	$100,871

Summary of critical accounting policies

a) Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with GAAP.

b) Real estate

Land is carried at cost. Building and improvements are recorded at historical cost and are being depreciated on a straight-line basis over the estimated useful life of the building which is 60 years with an estimated salvage value of 5%. Tenant improvements that are determined to be assets of EYP Realty are recorded at cost; amortization is recorded to amortization expense on a straight-line basis over the term of the related lease.

c) Impairment

Real estate is reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. In such an event, a comparison is made of the current and projected operating cash flows of Ernst & Young Plaza into the foreseeable future on an undiscounted basis, to the carrying amount of the real estate. Such carrying amount would be adjusted to its fair value, if necessary, to reflect impairment in the value of the asset. EYP Realty assesses fair value based on estimated cash flows projections that utilize appropriate discount and capitalization rates and available market information. Projections of future cash flows take into account the specific business plan for Ernst & Young Plaza and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market. The assessment as to whether our investment in real estate is impaired is highly subjective. The calculations involve management’s best estimate of the holding period, market comparables, future occupancy levels, rental rates, capitalization rates, lease-up periods and capital requirements for each property. A change in any one of more of these factors could materially impact whether a property is impaired as of any given valuation date. Management of EYP Realty believes no impairment of Ernst & Young Plaza existed at March 31, 2013 and December 31, 2012.

d) Revenue recognition

Rental income from leases providing for periodic increases in base rent is recognized on a straight-line basis over the non-cancellable term of the respective leases. Any amounts paid to a tenant for improvements owned or costs incurred by the tenant are treated as tenant inducements. Amortization of tenant inducements is recorded on a straight-line basis over the term of the related lease as a reduction of the rental revenues. Differences between rental income and the contractual amounts due are recorded as deferred rent receivable. Recoveries of operating expenses and real estate taxes are recognized in the period the expenses are incurred. Other revenue consists of tenant sales and is recognized when earned.

e) Allowance for doubtful accounts

EYP Realty periodically evaluates the collectability of amounts due from tenants and maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. EYP Realty also evaluates the deferred rent receivable balance to consider if an allowance is necessary. This receivable arises from earnings recognized in excess of amounts currently due under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates.

f) Accounting for conditional asset retirement obligations

EYP Realty has evaluated whether it has any conditional asset retirement obligations, which are a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, EYP Realty would be required to recognize a liability for the fair value of conditional asset retirement obligation if the fair value can be reasonably estimated.

Effects of Inflation

Substantially all of EYP Realty’s office leases provide for separate real estate tax and operating expense escalations. In addition, many of the leases provide for fixed base rent increases. EYP Realty believes that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Interests of MPG’s Directors and Executive Officers in the REIT Merger

Certain executive officers and directors of MPG have interests in the Mergers that may be different from, or in addition to, the interests of holders of MPG Common Stock and MPG Preferred Stock generally. These interests may create potential conflicts of interest. The MPG Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the REIT Merger and the other transactions contemplated by the Merger Agreement.

These interests are described in more detail below, and certain of them are quantified in the tables that follow the narrative below. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

For further information with respect to the compensatory arrangements between MPG and its executive officers and directors, see also MPG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated herein by reference, under the headings “Compensation Discussion and Analysis” and “Director Compensation.” See the section “Where You Can Find More Information” on page 166.

Stock Options

The Merger Agreement provides that, immediately prior to the effective time of the REIT Merger, each outstanding Stock Option, whether or not then exercisable, will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the number of shares subject to such Stock Option immediately prior to the effective time of the REIT Merger, and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Stock Option (the “Option Merger Consideration”), without interest and less any required withholding tax. If the exercise price per share of any such Stock Option is equal to or greater than the Merger Consideration, such Stock Option will be canceled without any cash payment being made in respect thereof. For more information, see the section “The Merger Agreement—Merger Consideration; Effects of the Merger and the Partnership Merger—Stock Options” on page 74.

Pursuant to the terms of the applicable stock option agreements evidencing the Stock Options granted to MPG’s executive officers, in the event that a change in control of MPG, such as the completion of the REIT Merger, occurs and the grantee remains employed by MPG until at least immediately prior to such change in control, the Stock Option will become fully vested and exercisable. Pursuant to the terms of the applicable stock option agreements evidencing the Stock Options granted to MPG’s directors, in the event that of a merger of MPG with or into another corporation or a change in control of MPG, such as the completion of the REIT Merger, occurs, the Stock Option will become fully vested and exercisable.

The table below sets forth information regarding the Stock Options held by MPG’s executive officers and directors as of July 19, 2013, having an exercise price per share less than $3.15 that would be canceled in exchange for the right to receive the Option Merger Consideration that would be paid in connection with the consummation of the REIT Merger, assuming that the completion of the REIT Merger had occurred on July 19, 2013.

	Vested Options to be Canceled in Exchange for the Option Merger Consideration			Unvested Options to be Accelerated and Canceled in Exchange for the Option Merger Consideration
Name	Number of Options	Weighted Average Exercise Price Per Option	Option Merger Consideration	Number of Options	Weighted Average Exercise Price Per Option	Option Merger Consideration	Total Merger Consideration of Options
David L. Weinstein	490,000	$2.28	$425,550	—	$—	$—	$425,550
Kelly E. Samuelson	8,167	0.58	20,989	—	—	—	20,989
Peggy M. Moretti	60,000	0.58	154,200	—	—	—	154,200
Christopher M. Norton	—	—	—	—	—	—	—
Robert M. Deutschman	—	—	—	—	—	—	—
Christine N. Garvey	90,000	1.76	125,550	—	—	—	125,550

	Vested Options to be Canceled in Exchange for the Option Merger Consideration			Unvested Options to be Accelerated and Canceled in Exchange for the Option Merger Consideration
Name	Number of Options	Weighted Average Exercise Price Per Option	Option Merger Consideration	Number of Options	Weighted Average Exercise Price Per Option	Option Merger Consideration	Total Merger Consideration of Options
Michael J. Gillfillan	97,500	1.71	140,100	—	—	—	140,100
Edward J. Ratinoff	—	—	—	—	—	—	—
Joseph P. Sullivan	97,500	1.71	140,100	—	—	—	140,100
George A. Vandeman	60,000	2.34	48,450	—	—	—	48,450
Paul M. Watson	90,000	1.76	125,550	—	—	—	125,550

Restricted Stock

The Merger Agreement provides that, immediately prior to the effective time of the REIT Merger, each outstanding share of Restricted Stock will cease to be subject to any forfeiture or vesting conditions and each such share will be automatically canceled in exchange for, the right to receive the Merger Consideration (the “Restricted Stock Merger Consideration”), without interest and less any required withholding tax. For more information, see the section “The Merger Agreement—Merger Consideration; Effects of the Merger and the Partnership Merger—Restricted Stock” on page 75.

Pursuant to the terms of the applicable restricted stock award agreement evidencing the Restricted Stock granted to MPG’s executive officers, in the event that a change in control of MPG, such as the completion of the REIT Merger, occurs, each share of Restricted Stock will become fully vested.

The table below sets forth information regarding the Restricted Stock held by MPG’s executive officers as of July 19, 2013, that would be subject to accelerated vesting and canceled in exchange for the right to receive the Restricted Stock Merger Consideration, assuming that the completion of the REIT Merger had occurred on July 19, 2013. As of July 19, 2013, none of the directors of MPG held any Restricted Stock.

Name	Number of Shares of Restricted Stock to be Accelerated	Restricted Stock Merger Consideration(1)
David L. Weinstein	—	$—
Kelly E. Samuelson	2,043	6,435
Peggy M. Moretti	—	—
Christopher M. Norton	—	—

(1)	The Restricted Stock Merger Consideration is calculated by multiplying the number of shares of restricted stock that would be accelerated by $3.15.

Restricted Stock Units

The Merger Agreement provides that, immediately prior to the effective time of the REIT Merger, each outstanding RSU will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the number of shares subject to such RSU immediately prior to the effective time of the REIT Merger, whether or not vested, and (ii) the Merger Consideration (the “RSU Merger Consideration”), without interest and less any required withholding tax. For more information, see the section “The Merger Agreement—Merger Consideration; Effects of the Merger and the Partnership Merger—Restricted Stock Units” on page 75.

Pursuant to the terms of the applicable RSU award agreement evidencing the RSUs granted to MPG’s executive officers and directors, in the event that a change in control of MPG, such as the completion of the REIT Merger, occurs, all of the RSUs granted thereunder will become fully vested.

The table below sets forth information regarding the RSUs held by MPG’s executive officers and directors as of July 19, 2013, that would be canceled in exchange for the right to receive the RSU Merger Consideration, assuming that the completion of the REIT Merger had occurred on July 19, 2013.

	Vested RSUs to be Canceled in Exchange for the RSU Merger Consideration		Unvested RSUs to be Accelerated and Canceled in Exchange for the RSU Merger Consideration
Name	Number of RSUs	RSU Merger Consideration(1)	Number of RSUs	RSU Merger Consideration(1)
David L. Weinstein	685,206	$2,158,399	514,794	$1,621,601
Kelly E. Samuelson	26,784	84,370	13,745	43,297
Peggy M. Moretti	176,282	555,288	32,358	101,928
Christopher M. Norton	59,652	187,904	49,128	154,753
Robert M. Deutschman	17,916	56,435	33,959	106,971
Christine N. Garvey	16,666	52,498	33,334	105,002
Michael J. Gillfillan	16,666	52,498	33,334	105,002
Edward J. Ratinoff	17,916	56,435	33,959	106,971
Joseph P. Sullivan	16,666	52,498	33,334	105,002
George A. Vandeman	16,666	52,498	33,334	105,002
Paul M. Watson	16,666	52,498	33,334	105,002

(1)	The RSU Merger Consideration is calculated by multiplying the number of RSUs by $3.15.

Employment Agreements

MPG has previously entered into employment agreements with each of its four officers, including its three named executive officers which provide for specified payments and benefits in the event of certain terminations of employment and/or a change in control of MPG.

Weinstein Employment Agreement

David L. Weinstein serves as MPG’s President and Chief Executive Officer pursuant to an amended and restated employment agreement effective December 15, 2011, as amended on June 29, 2012 and November 28, 2012 (the “Weinstein Employment Agreement”). Pursuant to the terms of the Weinstein Employment Agreement:

•	If Mr. Weinstein’s employment is terminated by MPG without “cause” or by him for “good reason” (each as defined in the Weinstein Employment Agreement), subject to his execution and non-revocation of a general release of claims, Mr. Weinstein will receive the following severance payments and benefits:
º	A lump-sum cash payment equal to 200% of the sum of his annual base salary in effect on the date of termination plus the average actual annual bonus awarded to him for the three full fiscal years immediately preceding the year in which the date of termination occurs (or such lesser number of full fiscal years that he has been employed by MPG if he has not been employed by MPG for at least three full fiscal years);
º	A lump-sum cash payment equal to any unpaid prior year annual bonus;
º	A lump-sum cash payment equal to a pro-rated annual bonus for the year in which the termination occurs, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs;
º	To the extent not previously vested and exercisable as of the date of termination, any outstanding equity-based awards (including stock options, restricted common stock and restricted stock units) held by Mr. Weinstein, other than equity-based awards subject to performance vesting, will immediately vest and become exercisable in full; and
º	Certain health insurance benefits at MPG’s expense for up to 18 months.
•	If Mr. Weinstein’s employment is terminated by MPG without cause or by him for good reason within two years after a “change in control” (as defined in the Weinstein Employment Agreement), subject to his execution and non-revocation of a general release of claims, he will receive the benefits and payments described above, except that the pro-rated annual bonus will be calculated based on Mr. Weinstein’s maximum annual bonus (250% of his then-current annual base salary). Additionally, to the extent not previously vested and exercisable as of the date of a change in control, any outstanding equity-based awards (including stock options, restricted common stock and restricted stock units), other than equity-based awards subject to performance vesting, will immediately vest and become exercisable in full upon a change in control.
•	Notwithstanding the foregoing, the amount of cash severance payable to Mr. Weinstein in the event that his employment is terminated by MPG without cause or by him for good reason, as described in the preceding two paragraphs, will be reduced by an amount equal to 75% of the Retention Bonus paid to him under the Retention Bonus Plan (not including any Additional Retention Payments), as further described in the section “Retention Bonus Plan” below.
•	Any Company stock, options and other equity awards that were granted to Mr. Weinstein prior to November 21, 2010 in connection with his service as a member of the MPG Board will immediately vest and become exercisable in full in the event that (i) Mr. Weinstein incurs a termination of employment by MPG without cause or by Mr. Weinstein for good reason, or (ii) a change in control occurs.

Samuelson Employment Agreement

Kelly E. Samuelson serves as MPG’s Vice President, Chief Accounting Officer and principal accounting officer pursuant to an employment agreement effective January 1, 2012, as amended on November 28, 2012 (the “Samuelson Employment Agreement”). Pursuant to the terms of the Samuelson Employment Agreement:

•	If Ms. Samuelson’s employment is terminated by MPG without “cause” (as defined in the Samuelson Employment Agreement) prior to December 31, 2013 (which is the expiration date of the Samuelson Employment Agreement), subject to her execution and non-revocation of a general release of claims, Ms. Samuelson will receive a severance payment equal to her remaining base salary due through December 31, 2013; or
•	If Ms. Samuelson’s employment is terminated solely due to the expiration of the Samuelson Employment Agreement on December 31, 2013, she will not be entitled to the above severance payment.

In addition to the severance payable under the terms of the Samuelson Employment Agreement, Ms. Samuelson is eligible to receive severance pay under the Severance Plan, as further described in the section “Severance Plan” below.

Moretti Employment Agreement

Peggy M. Moretti serves as MPG’s Executive Vice President, Investor and Public Relations & Chief Administrative Officer pursuant to an amended and restated employment agreement effective January 1, 2012, as amended on June 29, 2012 and November 28, 2012 (the “Moretti Employment Agreement”). Pursuant to the terms of the Moretti Employment Agreement:

•	If Ms. Moretti’s employment is terminated by MPG without “cause” (as defined in the Moretti Employment Agreement), subject to her execution and non-revocation of a general release of claims, Ms. Moretti will receive the following severance payments and benefits:
º	A lump-sum cash payment equal to 100% of the sum of her then-current annual base salary and her then-current target annual bonus;
º	A lump-sum cash payment equal to any unpaid prior year annual bonus;
º	A lump-sum cash payment equal to a pro-rated annual bonus for the year in which the termination occurs, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs;
º	Certain health insurance benefits at MPG’s expense for up to 18 months; and
º	Reasonable outplacement services at MPG’s expense for up to one year following the date of termination.

•	Ms. Moretti is not entitled to receive any enhanced severance payments if she is terminated in connection with a change in control.
•	Notwithstanding the foregoing, the amount of cash severance payable to Ms. Moretti in the event that her employment is terminated by MPG without cause as described in the preceding paragraph will be reduced by an amount equal to 75% of the Retention Bonus paid to her under the Retention Bonus Plan (not including any Additional Retention Payments), as further described in the section “Retention Bonus Plan” below.

Norton Employment Agreement

Christopher M. Norton serves as MPG’s Executive Vice President, General Counsel and Secretary pursuant to a second amended and restated employment agreement effective November 28, 2012 (the “Norton Employment Agreement”).

Pursuant to the terms of the Norton Employment Agreement:

•	If Mr. Norton’s employment is terminated by MPG without “cause” or by him for “good reason” (each as defined in the Norton Employment Agreement), subject to his execution and non-revocation of a general release of claims, Mr. Norton will receive the following severance payments and benefits:
º	A lump-sum cash payment equal to 100% of the sum of his annual base salary in effect on the date of termination plus the annual bonus earned by him for the most recently completed fiscal year of MPG preceding the termination;
º	A lump-sum cash payment equal to any unpaid prior year annual bonus;
º	A lump-sum cash payment equal to a pro-rated annual bonus for the year in which the termination occurs, reduced by any semi-annual or quarterly incentive bonus payments made during the fiscal year in which the termination date occurs; and
º	Certain health insurance benefits at MPG’s expense for up to 18 months.
•	Mr. Norton is not entitled to receive any enhanced severance payments if he is terminated in connection with a change in control.
•	Notwithstanding the foregoing, the amount of cash severance payable to Mr. Norton in the event that his employment is terminated by MPG without cause or by him for good reason as described in the preceding paragraph will be reduced by an amount equal to 75% of the Retention Bonus paid to him under the Retention Bonus Plan (not including any Additional Retention Payments), as further described in the section “Retention Bonus Plan” below.

Retention Bonus Plan

MPG maintains the MPG Office Trust, Inc. Retention Bonus Plan (the “Retention Bonus Plan”), as amended on March 20, 2013, which provides eligible employees with certain cash retention bonus payments in connection with their continued employment with MPG. Mr. Weinstein, Mr. Norton, Ms. Samuelson and Ms. Moretti each participate in the Retention Bonus Plan. Pursuant to the Retention Bonus Plan, each participant will be eligible to receive payment of a retention bonus (the “Retention Bonus”) in an amount determined by the Compensation Committee of the MPG Board (the “MPG Compensation Committee”) and paid as follows, subject to the participant’s continued employment with MPG:

•	12.5% of the retention bonus will be paid to the participant on the last day of each calendar quarter of 2013; and
•	50% of the retention bonus will be paid to the participant on the last day of the first calendar quarter of 2014.

The MPG Compensation Committee may, in its sole discretion, elect to delay the payment of 25% of the final installment of the Retention Bonus (i.e., 12.5% of the total Retention Bonus) for up to two additional calendar quarters. In the event that such an election is made, the participant will be entitled to receive for each calendar quarter that such payment is delayed, an additional amount (an “Additional Retention Payment”)

equal to 12.5% times the amount of the Retention Bonus, subject to the participant’s continued employment with MPG through the last day of the applicable calendar quarter. In the event of a termination of a participant’s employment by MPG without cause or by the participant for good reason (if such participant has an employment agreement with MPG which provides for such right), the participant will receive payment of any unpaid portion of the Retention Bonus, plus in the event MPG has made an election to delay the payment of 25% of the final installment of the Retention Bonus, any unpaid Additional Retention Payment(s). In the event of a termination of employment for any other reason, the participant will forfeit any unpaid portion of the Retention Bonus and Additional Retention Payment(s), if applicable.

Pursuant to the Retention Bonus Plan, the MPG Compensation Committee (or its designee) has the authority to award Retention Bonuses at any time during the term of the Retention Bonus Plan, including after the completion of one or more calendar quarters in 2013. Such Retention Bonuses may be in the form of a reallocation of amounts forfeited by participants whose employment with MPG has terminated. With respect to any Retention Bonus awarded to a participant during 2013 after a completed 2013 calendar quarter, any amount of the Retention Bonus that would have otherwise been paid to the participant for a previously completed 2013 calendar quarter will instead be paid to the participant as part of the final installment payment of the Retention Bonus in accordance with the terms of the Retention Bonus Plan.

The MPG Compensation Committee awarded the following Retention Bonuses to the executive officers of MPG under the Retention Bonus Plan: Mr. Weinstein – $2,625,000; Ms. Samuelson – $101,000; Ms. Moretti – $100,000; and Mr. Norton – $350,000. On March 29, 2013, the first installment of the Retention Bonuses was paid. The executive officers received: Mr. Weinstein – $328,125; Ms. Samuelson – $9,563; Ms. Moretti – $12,500; and Mr. Norton – $43,750. On June 28, 2013, the second installment of the Retention Bonuses was paid. The executive officers received: Mr. Weinstein – $328,125; Ms. Samuelson –  $12,625; Ms. Moretti – $12,500; and Mr. Norton – $43,750.

Severance Plan

MPG maintains the MPG Office Trust, Inc. Severance Plan (the “Severance Plan”), which provides employees at the level of Vice President and below with certain severance pay in the event of a qualifying termination of employment. The Severance Plan generally provides that if a participant’s employment is involuntarily terminated, the participant will receive a lump-sum cash severance payment in an amount equal to two weeks of the participant’s annual base compensation for each year of service (pro-rated for any partial year), subject to a maximum payment of 26 weeks of annual base compensation, provided that the participant executes and does not revoke a general release of claims. Ms. Samuelson is eligible to receive severance pay under the Severance Plan, in addition to the severance payable under the terms of her employment agreement. Mr. Weinstein, Ms. Moretti and Mr. Norton do not participate in the Severance Plan.

Pro Rata Bonus

Pursuant to the Merger Agreement, immediately prior to, but conditioned on, the Mergers, MPG and/or the Partnership will pay to each employee who is a participant in MPG’s quarterly cash incentive bonus program a pro-rata portion of the cash bonuses that would otherwise be payable to such employee as of the end of the applicable quarter in which the closing of the REIT Merger occurs, pursuant to the terms and conditions of the program. Each of Mr. Weinstein, Ms. Samuelson, Ms. Moretti and Mr. Norton is a participant in MPG’s quarterly cash incentive bonus program.

Agreements with Members of MPG’s Current Management Team

In connection with the REIT Merger, no member of MPG’s management has entered into an employment agreement or other agreement or commitment with respect to continuing employment, nor has any member of MPG’s management entered into an equity rollover agreement or other agreement or commitment with the Brookfield Parties with respect to a co-investment with the Brookfield Parties in MPG. It is possible that members of MPG’s management will enter into agreements with the Brookfield Parties or their affiliates after the date of this proxy statement. Any such agreements would not become effective until the REIT Merger is completed.

Employee Benefits

The Merger Agreement requires Brookfield DTLA (or the Surviving Corporation or its affiliate) to continue to provide certain compensation and benefits for a period of at least one year following the effective time of the REIT Merger, to honor in accordance with their terms all employment, severance and retention plans and agreements of employees, and to take certain other actions in respect of employee benefits provided to MPG’s employees, including its executive officers. For a detailed description of these requirements, see the section “The Merger Agreement—Employee Benefits” on page 88.

Section 16 Matters

Pursuant to the Merger Agreement, the MPG Board has adopted a resolution to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of MPG Common Stock that are treated as dispositions under Rule 16b-3 and result from the transactions contemplated under the Merger Agreement by each officer or director of MPG who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to MPG.

Indemnification and Insurance

Subject to certain exceptions, Brookfield DTLA, the Company, the Surviving Corporation and the Surviving Partnership will indemnify, among others, each director or executive officer of MPG to the fullest extent permitted by law against all claims, judgments, fines, penalties and amounts paid in settlement. Brookfield DTLA, the Company, the Surviving Corporation and the Surviving Partnership will also pay or advance to each director or executive officer, to the fullest extent permitted by law, any expenses incurred in defending, serving as a witness with respect to or otherwise participating in any claim in advance of the final disposition of such claim, subject to repayment of such expenses if it is ultimately determined that such party is not entitled to indemnification. The indemnification and advancement obligations will extend to acts or omissions occurring at or before the effective time of the REIT Merger and any claim relating thereto. The foregoing is in addition to any other rights the directors and executive officers may have under any employment or indemnification agreement or under the organizational documents of MPG.

The Surviving Corporation and the Surviving Partnership will (i) for a period of six years after the effective time of the REIT Merger maintain in effect in their respective organizational documents, provisions regarding elimination of liability of directors and officers, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries as those currently contained in the organizational documents, and (ii) on or before the closing date, in consultation with Brookfield DTLA, obtain a directors’ and officers’ liability insurance “tail” policy lasting for six years with respect to claims arising from facts or events that occurred on or before the effective time of the REIT Merger for the benefit of each person covered by, and on terms no less advantageous to, MPG’s existing insurance policies, except that the maximum premium payable will not exceed 300% of the annual directors’ and officers’ liability insurance premiums payable by MPG beginning in September 2012. See the section “The Merger Agreement—Indemnification; Director and Officer Insurance” on page 89.

The MPG Board was aware of the interests described in this section and considered them, among other matters, in approving the Merger Agreement and making its recommendation that holders of MPG Common Stock approve the REIT Merger and the other transactions contemplated by the Merger Agreement.

INVESTMENT OBJECTIVES AND POLICIES OF THE COMPANY

The following is a discussion of certain of the Company’s investment, financing and other policies. These policies have been established by the Company Board and, in general, may be amended, revised or terminated from time to time by the Company Board as it deems appropriate in its sole discretion and without a vote of the holders of the Company Series A Preferred Stock.

Investment Policies

Investments in Real Estate or Interests in Real Estate

Following the closing of the Mergers and the Subsequent Transactions, we will conduct all of our investment activities through our direct and indirect subsidiaries. Our investment objectives are to maximize the net operating income of our properties, preserve and generate liquidity and achieve long-term capital appreciation for our stockholders through increases in the value of our company, and limit financial risk. We have not established a specific policy regarding the relative priority of these investment objectives.

We expect to pursue our investment objectives primarily through our ownership of the MPG Contributed Properties and the Brookfield DTLA Contributed Assets. We currently intend to limit our business to our current investment in commercial office buildings in the Downtown Los Angeles market and have no current intentions to acquire additional real estate assets in any market. Affiliates of the Brookfield Parties own significant real estate assets, including commercial office buildings, in markets throughout the United States and overseas and plan to continue to invest in these assets. They may acquire assets that are in competition with the Company’s real property assets or that could be profitable investments for the Company. Brookfield DTLA presently owns a commercial real property, located at 601 Figueroa Street, that is potentially in competition with the Company’s real property assets.

While we may also participate with third parties in property ownership, through joint ventures or other types of co-ownership, we have no current plans to do so except for investment in the Brookfield DTLA Contributed Assets. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Investments in our properties are typically subject to mortgages and other indebtedness. Debt service on such indebtedness will have a priority over any dividends on the Company Series A Preferred Stock.

Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

We do not currently invest in mortgages or deeds of trust and, while we have no present intention to do so, we are permitted to make these investments in the future.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities

Subject to the ownership limitations and gross income tests necessary for REIT qualification and following the consummation of the Mergers and the Subsequent Transactions, we will invest in securities of other REITs or other entities engaged in real estate activities, including for the purpose of exercising control over such entities. We intend to acquire certain debt securities, such as mortgage backed securities, that qualify as qualified real estate investments for the asset and income test applicable to REITs under the Code in amounts necessary to insure that we will satisfy certain tests that we are required to meet to be treated as a REIT under the Code.

Investments in Other Securities

Except as discussed above, following the consummation of the Mergers and the Subsequent Transactions, we do not expect to engage in purchasing or selling other securities, other than short-term investments that we view as cash equivalents and that we can hold consistent with our qualification as a REIT, but may do so in the future, as long as doing so does not impact our ability to continue to qualify as a REIT.

Dispositions

The Company Board may from time to time determine that disposing of one or more properties would be in the Company’s best interests. For example, we may seek to dispose of properties to improve our liquidity position or to reduce our debt level. Any decision to dispose of a property is made by the Company Board. We have no current intention of disposing of any of our properties. In addition, both Properties Holding Inc. and Brookfield DTLA have the right to approve sales of any of the Brookfield DTLA Contributed Assets. See the section “Description of the New OP Operating Agreement.”

Financing Policies

All of our assets are encumbered by one or more loans and we are continuously engaged in efforts to extend, refinance or extinguish such debt. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur, and our level of leverage is at our discretion and not subject to stockholder approval. The Company Board may from time to time modify its views regarding the appropriate amount of debt for the Company in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

Our indebtedness may be secured or unsecured. Typically, our lenders require that we form special purpose entities to serve as borrowers under our loans. Our debt may be fully or partially recourse to our operating partnerships, and may be cross-collateralized with other debt. We do not have a policy limiting the number or amount of mortgages that may be placed on any particular property. However, mortgage documents typically limit additional indebtedness on such properties.

Following consummation of the Mergers and Subsequent Transactions, the Company currently intends to operate the MPG Contributed Properties and the Brookfield DTLA Contributed Assets and to modify the capital structure of the Company. In particular, as the existing indebtedness secured by each of these real properties matures or is otherwise refinanced, the Company currently intends to replace the existing indebtedness with new indebtedness secured by the real property being refinanced and having a ratio, termed the leverage ratio, of the principal amount of the indebtedness to the fair market value of the real property being refinanced of approximately 60%. The refinancing indebtedness is also expected to be on customary terms for non-recourse real estate secured indebtedness. The Company also currently expects that leasing activities at its real properties will also require material amounts of cash to be invested in the Company’s real property assets for at least several years. Excluding tenant improvements and leasing commissions, the Company projects spending between $35 million and $40 million over the next ten years, with the majority ($25 million to $30 million) over the next five years. The expected expenditures include but are not limited to renovations and physical capital upgrades to the Company’s properties, such as new fire alarm systems, elevator repairs and modernizations, facade work, roof replacement and new turbines.

Consistent with this strategy, the Company anticipates that DTLA OP will refinance the mortgage debt that encumbers Ernst & Young Plaza prior to its February 2014 maturity date. The Company also anticipates that DTLA OP will refinance the mortgage debt that encumbers Bank of America Tower during 2014, prior to its September 2014 maturity date. Each of these refinancings is expected to generate proceeds in excess of amounts necessary to refinance the existing indebtedness, pay all fees and other expenses related to the refinancing, and create or maintain related reserves. We call these excess proceeds the net cash proceeds. The Company’s present intention is to refinance the existing indebtedness secured by each MPG Contributed Property on or about its scheduled maturity with new financing resulting in a leverage ratio for such properties of approximately 60 to 65%. As the leverage ratio for such properties is significantly above such targeted leverage ratio, the Company anticipates the need for additional cash of approximately $150 million to complete these refinancings, all of which will occur prior to 2017.

There can be no assurance that any of these refinancings can be accomplished, what terms will be available in the market for these types of financings at the time of any refinancing or that these refinancings will generate net cash proceeds.

Equity Policies

Following consummation of the Mergers and Subsequent Transactions, we will have authority to issue common stock, preferred stock, debt securities, units of limited partnership interest in New OP and other securities, and we may do so in the future. In many cases such securities may be issued if authorized by the Company Board without the approval of the Company Series A Preferred Stock. Existing holders of the Company Series A Preferred Stock will have no preemptive right to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment. The Company’s charter and the respective charters and organizational documents of the Company’s direct and indirect subsidiaries do not restrict the issuance of debt or senior equity interests by any subsidiary of the Company, which, along with contractual provisions, laws or regulations and the financial condition and operational requirements of any subsidiary of the Company, may limit the Company’s ability to obtain cash required to pay dividends on the Company Series A Preferred Stock. See the section “Risk Factors — The Company’s subsidiaries may in the future, issue equity securities that are senior to the equity interests of such subsidiary that are owned, directly or indirectly, by the Company.”

We also may issue shares of Company Common Stock, or cash at our option, to holders of units of limited partnership interest in New OP upon any redemption of such units.

We may, under certain circumstances, purchase or exchange shares of Company Series A Preferred Stock in the open market or in private transactions with our stockholders. Any such action would be structured so as to conform to applicable laws and regulations as well as the constituent documents of the Company.

Lending Policies

Our policies do not prohibit us from making any loans to our directors or executive officers for any purpose. We may in the future make de minimis loans to non-executive employees. We do not have a policy limiting our ability to make loans to third parties. We may consider offering purchase money financing in connection with the sale of properties in the event that the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities.

Conflict of Interest Policies

Conflicts of interest could arise as a result of the relationships between us and our affiliates, on the one hand, and our operating partnerships or any partner thereof, on the other. Our directors and officers have duties to the Company under applicable Maryland law in connection with their management of the Company. At the same time, we control Surviving LLC and New OP, respectively, through our ownership of Surviving Corporation, the managing member of Surviving LLC, and our indirect preferred interest in Surviving LLC, the managing member of New OP. In connection with the management of these subsidiaries, we have duties and obligations to these entities and to their other members under Maryland and Delaware law, as applicable. Our duties and obligations as managing member of these subsidiaries and their other members may come into conflict with the duties of our directors and officers to the Company.

Interested Director and Officer Transactions

Pursuant to Maryland law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely because of the common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the contract or transaction void or voidable if:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the disinterested stockholders entitled to vote; or
•	the transaction or contract is fair and reasonable to us.

Furthermore, under Maryland law, following the consummation of the Mergers and the Subsequent Transactions described in the section “Information About the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions”, the Surviving LLC, as managing member of New OP, may have common law duties of an agent, including duties of loyalty, care, good faith, disclosure and value maximization to New OP and the holders of its limited liability company interests (to the extent such duties have not been limited or eliminated pursuant to the terms of the limited liability company operating agreement of New OP) and, consequently, such transactions also may be subject to such duties.

Business Opportunities

Pursuant to Maryland law, each director is obligated to offer to us any business opportunity (with certain exceptions) that comes to such director of the Company in his or her capacity as a director and that we reasonably could be expected to have an interest in pursuing. Since the Company has no present intention of acquiring any additional properties or material assets, it is unlikely that any director could reasonably expect that the Company would have an interest in pursuing any business opportunity presented to such director. If a business opportunity comes to a director of the Company in any other capacity, there is no such obligation to offer such business opportunity to the Company. You should note that many of our directors are also employees of the Brookfield Parties or their affiliates and are likely to receive business opportunities with respect to businesses or assets that may be competitive with businesses and assets of the Company.

REIT Qualification

We intend to implement the policies above in a manner consistent with our qualification, and the qualification of the MPG Asset REITs and the Brookfield Asset REITs as REITs, unless the Company Board determines that it is no longer in our best interests to so qualify. The Company Board may make such a determination because of changing circumstances or changes in the REIT requirements.

Reporting Policies

We are subject to the information reporting requirements of the Exchange Act. Pursuant to such requirements, we are required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

CONTROL AND MANAGEMENT OF THE COMPANY

Management of Brookfield DTLA

Brookfield DTLA is managed by BPO Manager, a direct wholly-owned subsidiary of BOP Management formed for such purpose. BOP Management is a direct wholly-owned subsidiary of BPO.

Brookfield DTLA owns 100% of the outstanding shares of Company Common Stock and controls (and following the consummation of the REIT Merger will control) 100% of the aggregate voting power of the Company’s capital stock, except that holders of Company Series A Preferred Stock will have voting rights, under certain circumstances, (1) to elect two preferred stock directors to the Company Board (referred to as preferred stock directors) and (2) with respect to (a) an amendment of the Company’s organizational documents that would materially adversely affect the rights of holders of Company Series A Preferred Stock and (b) the issuance of Company securities ranking senior to the Company Series A Preferred Stock, as described in the section “Description of the Company Series A Preferred Stock — Voting Rights.”

If elected to the Company Board, the preferred stock directors will not constitute a majority of the Company Board and will not themselves be able to block any action proposed to be taken, or cause any action to be taken, by the Company Board. Similarly, subject to the limitations contained in the Company’s charter and bylaws and other than as may be required by applicable law, holders of Company Series A Preferred Stock will be unable to block any such matter in their capacity as stockholders. The rights, terms and conditions of the shares of Company Series A Preferred Stock are more fully described in the section “Description of the Company Series A Preferred Stock.”

Related Party Transactions

The Company contemplates that affiliates of BPO will enter into one or more agreements with Brookfield DTLA or one of its subsidiaries, including the Company or its subsidiaries, following the consummation of the Mergers and the Subsequent Transactions. Under such agreements, one or more BPO affiliates will serve as service providers with respect to one or more of the properties that we will own in whole or in part following the consummation of the Mergers and the Subsequent Transactions, and will be paid fees by Brookfield DTLA or one of its subsidiaries, including the Company or its subsidiaries, in exchange for providing such services, which may include property management, development oversight, leasing, construction and design and monitoring and other services. The members of Brookfield DTLA that are not affiliated with BPO have the right to approve certain transactions between affiliates of BPO, on the one hand, and Brookfield DTLA and/or any of its subsidiaries (including the Company and its subsidiaries), on the other hand. Notwithstanding the foregoing, agreements providing for monitoring or other services by a BPO affiliate will be authorized provided they comply with certain economic and termination terms as agreed to by the members of Brookfield DTLA. The Company contemplates that affiliates of BPO may enter into additional agreements with Brookfield DTLA or one of its subsidiaries, including the Company or its subsidiaries, in the future.

See also the transactions described in the section “Information about the Companies — Structure of the Company and its Subsidiaries Following the Mergers and the Subsequent Transactions.”

SECURITIES OWNERSHIP OF THE COMPANY AFTER THE REIT MERGER

Upon completion of the REIT Merger, the outstanding capital stock of the Company will be owned as follows:

•	the issued and outstanding shares of Company Series A Preferred Stock will be owned by those persons that owned shares of MPG Preferred Stock immediately prior to the effective time of the REIT Merger (including Offeror to the extent shares of MPG Preferred Stock are accepted for payment in the Tender Offer);
•	shares of Company Series B Preferred Stock having an initial aggregate liquidation preference of approximately $125,000 ($1,000 per share) will be issued prior to the consummation of the Mergers and the Subsequent Transactions to approximately 125 stockholders; and
•	all of the issued and outstanding shares of Company Common Stock will be owned by Brookfield DTLA and will be indirectly held by BPO and its institutional partners.

LEGAL MATTERS

The validity of the Company Series A Preferred Stock to be issued in connection with the REIT Merger will be passed upon for the Company by Miles & Stockbridge P.C.

EXPERTS

The consolidated financial statements and schedules of MPG as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheet of the Company as of June 3, 2013 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, filed as Exhibit 99.5 to the Registration Statement of which this prospectus forms a part. Such balance sheet has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of 333 South Hope as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the related financial statement schedule have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is filed as Exhibit 99.1 to the Registration Statement of which this prospectus forms a part. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of EYP Realty as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the related financial statement schedule have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is filed as Exhibit 99.3 to the Registration Statement of which this prospectus forms a part. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

MPG files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like MPG, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by MPG with the SEC are also available at MPG’s website at http://www.mpgoffice.com. We have included the web addresses of the SEC and MPG as inactive textual references only. Except as specifically incorporated by reference into this document, information on those web sites is not part of this document.

The SEC allows the Company to incorporate by reference information in this document. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that MPG filed with the SEC. They contain important information about the companies and their financial condition.

MPG SEC Filings (SEC File No. 001-31717; CIK No. 0001204560)	Date Filed
Annual Report on Form 10-K for the year ended December 31, 2012	March 18, 2013.
Quarterly Report on Form 10-Q for the quarter ended March 31, 2013	May 9, 2013.
Current Reports on Form 8-K	January 11, 2013, March 4, 2013, March 11, 2013, March 22, 2013, March 29, 2013, April 25, 2013, May 9, 2013, May 20, 2013, May 29, 2013, June 7, 2013 (two filings), June 12, 2013, June 18, 2013, June 27, 2013, July 8, 2013, July 11, 2013, July 17, 2013 and July 18, 2013.
Proxy Statement on Form 14A	June 7, 2013.
Proxy Supplement on Form DEFA14A	July 11, 2013.

In addition, the Company also incorporates by reference additional documents that MPG files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Documents incorporated by reference are available from the Company without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the Company at the following address:

Brookfield DTLA Fund Office Trust Investor Inc.
c/o Brookfield Office Properties Inc.
250 Vesey Street, 15th Floor
New York, NY 10281
Attention: Matt Cherry, Director, Investor Relations & Communications

You will not be charged for any of these documents that you request. If you request any incorporated documents from the Company, the Company will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

The Company has not authorized anyone to give any information or make any representation about the transactions involving MPG and the Company that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limit the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification and then only for expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her, or on his or her behalf, to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us, and our Bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify

•	any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity and
•	any individual who, while a director or officer and, at our request, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity, against any claim or liability by reason of that status and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of his or her ultimate entitlement to indemnification. Our charter and Bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of the Company in any of the capacities described above and any employee or agent of us or a predecessor of the Company.

Item 21. Exhibits and Financial Statement Schedules.

A list of Exhibits filed herewith is contained on the Index to Exhibits and is incorporated herein by reference.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

1.  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

3.  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.  That, for purposes of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof;

7. That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

8.  That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

9.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

10.  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

11.  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Form S-4 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on July 26, 2013.

BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.

By:	/s/ G. Mark Brown Name: G. Mark Brown Title: Global Chief Investment Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-4 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature and Title	Date
/s/ Mitchell E. Rudin Mitchell E. Rudin, Chief Executive Officer, US Commercial Operations and Director (Principal Executive Officer)	July 26, 2013
/s/ G. Mark Brown G. Mark Brown, Global Chief Investment Officer and Director (Principal Financial Officer)	July 26, 2013
/s/ Edward F. Beisner Edward F. Beisner, Senior Vice President, Controller and Treasurer (Principal Accounting Officer)	July 26, 2013
/s/ Bryan K. Davis Bryan K. Davis, Director	July 26, 2013
/s/ Brett M. Fox Brett M. Fox, Director	July 26, 2013

EXHIBIT INDEX

Exhibit No.	Description
2.1ˆ†	Agreement and Plan of Merger, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).
2.2ˆ	Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on May 20, 2013).
2.3ˆ	Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013 (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on July 11, 2013).
2.4*	List of Omitted Schedules to Agreement and Plan of Merger.
3.1ˆ	Articles of Incorporation of Brookfield DTLA Fund Office Trust Investor Inc.
3.2ˆ	Bylaws of Brookfield DTLA Fund Office Trust Investor Inc.
3.3ˆ	Articles of Incorporation of Brookfield DTLA Fund Office Trust Inc.
3.4ˆ	Bylaws of Brookfield DTLA Fund Office Trust Inc.
4.1*	Articles Supplementary of Brookfield DTLA Fund Office Trust Investor Inc. 7.625% Series A Cumulative Redeemable Preferred Stock.
4.2+	Articles Supplementary of Brookfield DTLA Fund Office Trust Investor Inc. 15% Series B Cumulative Nonvoting Preferred Stock.
4.3*	Articles Supplementary of Brookfield DTLA Fund Office Trust Inc. 7.625% Series A Cumulative Redeemable Preferred Stock.
4.4+	Articles Supplementary of Brookfield DTLA Fund Office Trust Inc. Series B Cumulative Nonvoting Preferred Stock.
5.1+	Opinion of Miles & Stockbridge P.C. as to the validity of shares of the Registrant.
10.1+	Limited Liability Company Agreement of the Surviving LLC.
10.2+	Limited Liability Company Agreement of Brookfield DTLA Fund Properties II LLC.
10.3+	Limited Liability Company Agreement of Brookfield DTLA Fund Properties III LLC.
23.1+	Consent of Miles & Stockbridge P.C. (included in Exhibit 5.1 to this Registration Statement).
23.2*	Consent of Deloitte & Touche LLP with respect to the financial statements of Brookfield DTLA Fund Office Trust Investor Inc.
23.3*	Consent of Deloitte & Touche LLP with respect to the financial statements of 333 South Hope Co. LLC.
23.4*	Consent of Deloitte & Touche LLP with respect to the financial statements of EYP Realty, LLC.
23.5*	Consent of KPMG LLP with respect to the financial statements of MPG Office Trust, Inc.
99.1ˆ	Consolidated Financial Statements of 333 South Hope Co. LLC for the year ended December 31, 2012.
99.2*	Consolidated Financial Statements of 333 South Hope Co. LLC for the period ended March 31, 2013.
99.3ˆ	Consolidated Financial Statements of EYP Realty, LLC for the year ended December 31, 2012.
99.4*	Consolidated Financial Statements of EYP Realty, LLC for the period ended March 31, 2013.
99.5ˆ	Balance Sheet of the Company as of June 3, 2013.

*	Filed herewith.

ˆ	Previously filed.
+	To be filed by amendment.
†	Certain schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules is attached to this filing as Exhibit 2.4. Brookfield DTLA Fund Office Trust Investor Inc. agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SCHEDULE I: DIRECTORS AND OFFICERS OF BROOKFIELD DTLA FUND OFFICE TRUST INVESTOR INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of Brookfield DTLA Fund Office Trust Investor Inc. are set forth below. The business address and phone number of each such director and executive officer is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3, (416) 369-2300.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
G. Mark Brown Director and Global Chief Investment Officer	Canada	Mr. Brown was appointed Global Chief Investment Officer of BPO in July 2012. Previously he was Head of Global Strategic Initiatives and Finance, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.
Bryan K. Davis Director	Canada	Mr. Davis has held his principal occupation as Chief Financial Officer of BPO since 2007.
Brett M. Fox Director	U.S.	Mr. Fox has held his principal occupation as Brookfield Properties' Chief Compliance and Administrative Officer and Corporate Counsel since 2003.
Mitchell E. Rudin Director and President and Chief Executive Officer, U.S. Commercial Operations	U.S.	Mr. Rudin has held his present principal occupation as President and Chief Executive Officer of U.S. Commercial Operations for BPO since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri-State Region since 2004.
Paul L. Schulman Chief Operating Officer, U.S. Commercial Operations	U.S.	Mr. Schulman was appointed Chief Operating Officer, U.S. Commercial Operations in 2009. Prior to this position, he served as Senior Vice President, Regional Head of the Washington, DC Region for BPO. He joined Brookfield Trizec (which was acquired by BPO) in 1998 as Portfolio Manager for the Washington, DC and northern Virginia portfolios.
Edward F. Beisner Senior Vice President, Controller and Treasurer	U.S.	Mr. Beisner has held his present principal occupation since 1996.
Kathleen G. Kane Senior Vice President and General Counsel	U.S.	Ms. Kane is a Senior Vice President and General Counsel for BPO, U.S. Operations.
Michelle L. Campbell Vice President, Secretary	Canada	Ms. Campbell has held her present principal occupation since 2007.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
Phyllis F. Moore Assistant Secretary	Canada	Ms. Moore has held her present principal occupation since 2010, prior to which she was Secretary for BPO Subsidiary Companies. She has been a corporate law clerk with BPO since 1989.
Jonathan A. Kramer Vice President, Associate Counsel	U.S.	Mr. Kramer has held his present principal occupation since 2011, prior to which he was an Associate at the law firm of Herrick, Feinstein LLP since 2006.
Michael McNamara Senior Vice President, Head of U.S. Acquisitions and Dispositions	U.S.	Mr. McNamara has held his present principal occupation since 2012, prior to which he was Senior VP/Managing Director for TRECAP Partners since 2010. Prior to that he was Managing Director for Lehman Brothers since 2000.

SCHEDULE II: DIRECTORS AND OFFICERS OF BROOKFIELD OFFICE PROPERTIES INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of Brookfield Office Properties Inc. are set forth below. The business address and phone number of each such director and executive officer is 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3, (416) 369-2300.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
William T. Cahill Director	U.S.	Mr. Cahill has been Managing Director Independent Risk at Citi Community Capital since 2002.
Christie J. B. Clark Director	Canada	Mr. Clark is a corporate director. He retired from his position as the Chief Executive Officer of PricewaterhouseCoopers LLP in Canada in 2011, a position he had held since 2005.
Richard B. Clark Chairman	U.S.	Mr. Clark has been Chairman of our Board of Directors since July 1, 2012. He was Chief Executive Officer of BPO from 2002 to 2012. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management’s global real estate group.
Jack L. Cockwell Director	Canada	Mr. Cockwell has been Group Chairman of Brookfield Asset Management since 2002.
Dennis H. Friedrich Director and Chief Executive Officer	U.S.	Mr. Friedrich was appointed Chief Executive Officer of BPO effective July 1, 2012 following a year as President and Global Chief Investment Officer, prior to which he was President and Chief Executive Officer, U.S. Commercial Operations since January 2009 and President and Chief Operating Officer, U.S. Commercial Operations since 2003.
Michael Hegarty Director	U.S.	Mr. Hegarty is a corporate director. He retired from AXA Equitable Life Insurance Company in 2001 after three years as President and Chief Operating Officer.
Brian Kingston Director	Canada	Mr. Kingston is President and Chief Investment Officer of Brookfield Asset Management’s global real estate group, Brookfield Property Group, since December 2012 and a Senior Managing Partner of Brookfield Asset Management. Mr. Kingston has held various senior management positions within Brookfield Asset Management and its affiliates, including Chief Executive Officer of Brookfield Office Properties Australia from January 2011 to December 2012, Chief Executive Officer of Prime Infrastructure Holdings Ltd. from March 2010 to December 2010 and Chief Financial Officer of Brookfield Multiplex from January 2008 to March 2010.
Paul J. Massey Jr. Director	U.S.	Mr. Massey has been the Chief Executive Officer of Massey Knakal Realty Services since 1988 when he co-founded that firm.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
F. Allan McDonald Director	Australia	Mr. McDonald is a corporate director. He retired in 1989 as Director International Services, ANZ Bank. Previously, Mr. McDonald was Chairman and Managing Director of Development Finance Corporation Limited.
Robert L. Stelzl Director	U.S.	Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, LLC, a global real estate private equity investor, after 14 years as a principal and member of the Investment Committee.
John E. Zuccotti Co-Chairman	U.S.	Mr. Zuccotti has been Co-Chairman of our Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manages LLP since 1998.
Thomas F. Farley President and Global Chief Operating Officer	Canada	Mr. Farley has held his present principal occupation since June 2011, prior to which he was Chief Executive Officer, Canadian Commercial Operations since January 2009 and President and Chief Operating Officer, Canadian Commercial Operations since 2002.
G. Mark Brown Global Chief Investment Officer	Canada	Mr. Brown was appointed Global Chief Investment Officer in July 2012. Previously he was Head of Global Strategic Initiatives and Finance, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.
Bryan K. Davis Chief Financial Officer	Canada	Mr. Davis has held his present principal occupation since 2007.
Mitchell E. Rudin President and Chief Executive Officer, U.S. Commercial Operations	U.S.	Mr. Rudin has held his present principal occupation since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri-State Region since 2004.
T. Jan Sucharda President and Chief Executive Officer, Canadian Commercial Operations	Canada	Mr. Sucharda has held his present principal occupation since June 2011, prior to which he was President and Chief Operating Officer, Canadian Commercial Operations since August 2010, Chief Operating Officer, Canadian Commercial Operations since 2009, and Senior Vice President, Strategic Initiatives since 2006.
Kurt Wilkinson President and Chief Operating Officer, Australian Commercial Operations	Australia	Mr. Wilkinson has held his present principal occupation since 2012, prior to which he was Chief Operating Officer of Australian Commercial Operations since 2011 and Head of Asset Management of Australian Commercial Operations since 2009. Prior to that Mr. Wilkinson held the position of Head of Property and Chief Operating Officer at an Australian REIT from 2004 to 2009.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
Martin Jepson President and Chief Operating Officer, European Commercial Operations	United Kingdom	Mr. Jepson has held his present principal occupation since 2013, prior to which he was Senior Vice President, Developments and Investments, Europe for BPO since 2011. Prior to that he was Managing Director of the London Group for Hammerson, a leading European commercial real estate company from 2008 to 2011. Prior to joining Hammerson, Mr. Jepson served as London Regional Director at Taylor Woodrow Property Company from 2005 to 2008.
Brett M. Fox General Counsel; Chief Compliance and Administrative Officer	U.S.	Mr. Fox has held his present principal occupation since 2003.
Melissa Coley Vice President, Investor Relations and Communications	U.S.	Ms. Coley has held her present principal occupation since 2002.
Michelle L. Campbell Vice President, Compliance and Secretary	Canada	Ms. Campbell has held her present principal occupation since 2007.
P. Keith Hyde Vice President, Taxation	Canada	Mr. Hyde has held his present principal occupation since 1988.
Dana Petitto Vice President	U.S.	Ms. Petitto has held her present principal occupation since 2007, prior to which she was Assistant Controller of BPO since 2005. Ms. Petitto has held her present principal occupation since 2007, prior to which she was Assistant Controller of BPO since 2005.

SCHEDULE III: DIRECTORS AND OFFICERS OF BOP MANAGEMENT INC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each of the directors and executive officers of BOP Management Inc. are set forth below. The business address and phone number of each such director and executive officer is 181 Bay Street, Suite 330, Toronto, Ontario, Canada M5J 2T3, (416) 369-2300.

Name; Position	Citizenship	Present Principal Occupation or Employment and Five-Year Employment History
G. Mark Brown Director and Global Chief Investment Officer	Canada	Mr. Brown was appointed Global Chief Investment Officer of BPO in July 2012. Previously he was Head of Global Strategic Initiatives and Finance, prior to which he was Senior Vice President, Strategic Initiatives and Finance since 2005.
Bryan K. Davis Director	Canada	Mr. Davis has held his principal occupation as Chief Financial Officer of BPO since 2007.
Brett M. Fox Director	U.S.	Mr. Fox has held his principal occupation as Brookfield Properties' Chief Compliance and Administrative Officer and Corporate Counsel since 2003.
Mitchell E. Rudin Director and President and Chief Executive Officer, U.S. Commercial Operations	U.S.	Mr. Rudin has held his present principal occupation as President and Chief Executive Officer of U.S. Commercial Operations for BPO since June 2011, prior to which he was President and Chief Executive Officer of CB Richard Ellis’ New York Tri-State Region since 2004.
Paul L. Schulman Chief Operating Officer, U.S. Commercial Operations	U.S.	Mr. Schulman was appointed Chief Operating Officer, U.S. Commercial Operations in 2009. Prior to this position, he served as Senior Vice President, Regional Head of the Washington, DC Region for BPO. He joined Brookfield Trizec (which was acquired by BPO) in 1998 as Portfolio Manager for the Washington, DC and northern Virginia portfolios.
Edward F. Beisner Senior Vice President and Controller	U.S.	Mr. Beisner has held his present principal occupation since 1996.
Kathleen G. Kane Senior Vice President and General Counsel	U.S.	Ms. Kane is a Senior Vice President and General Counsel for BPO, U.S. Operations.
Michelle L. Campbell Vice President, Compliance and Secretary	Canada	Ms. Campbell has held her present principal occupation since 2007.
Phyllis F. Moore Assistant Secretary	Canada	Ms. Moore has held her present principal occupation since 2010, prior to which she was Secretary for BPO Subsidiary Companies. She has been a corporate law clerk with BPO since 1989.
Jonathan A. Kramer Vice President and Associate Counsel	U.S.	Mr. Kramer has held his present principal occupation since 2011, prior to which he was an Associate at the law firm of Herrick, Feinstein LLP since 2006.
Ralph Toussie Vice President, Associate Counsel	U.S.	Mr. Toussie has held his present principal occupation since 2007.